Exhibit 99.1

NovaBridge Biosciences Supplemental and Updated Disclosures

NovaBridge Biosciences (the “Company” or “we”) has filed an application (the “Listing Application”) with the Stock Exchange of Hong King Limited (the “Hong Kong Stock Exchange”) in connection with a proposed dual primary listing (the “Listing”) of its ordinary shares (the “Shares”), with a par value US$0.0001 per share, on the Main Board of the Hong Kong Stock Exchange together with an initial public offering of the Shares on the Hong Kong Stock Exchange ( the “Offering”).

The Listing Application contains new and supplemental descriptions of certain aspects of the Company’s business and financial information as required by the Hong Kong Stock Exchange Listing Rules as well as updated disclosures of certain information previously disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2024 (the “2024 Form 20-F”). This Supplemental and Updated Disclosures exhibit sets forth such new, supplemental, and updated information and disclosures as described below. The disclosures herein supplement, and should be read in conjunction with, the disclosures in the 2024 Form 20-F and other disclosures furnished on Form 6-K. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Listing Application.

There is no assurance as to if or when the Listing and Offering will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of the Company’s securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

FORWARD-LOOKING STATEMENTS

This exhibit contains certain forward-looking statements and information relating to us and our subsidiaries that are based on the beliefs of our management as well as assumptions made by and information currently available to our management. When used in this exhibit, the words “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “going forward,” “intend,” “may,” “might,” “ought to,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would” and the negative of these words and other similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such statements reflect the current views of our management with respect to future events, operations, liquidity and capital resources, some of which may not materialize or may change. These statements are subject to certain risks, uncertainties and assumptions, including the other risk factors as described in this exhibit. You are strongly cautioned that reliance on any forward-looking statements involves known and unknown risks and uncertainties. The risks and uncertainties facing our Company which could affect the accuracy of forward-looking statements include, but are not limited to, the following:

•	the timing of initiation and completion, and the progress of our preclinical studies and clinical trials;

•	the timing and likelihood of regulatory filings and approvals, such as INDs and new drug applications;

•	our license and collaboration agreements;

•	the market opportunities of our drug candidates;

•	our operations and business prospects;

•	our business strategies and plans to achieve these strategies;

•	the competitive environment of the industry and markets in which we operate;

•	the commercialization strategies and pricing policy of our drug candidates;

•	our ability to defend our intellectual rights and protect our trade secrets;

•	our financial conditions and operating results and performance;

•	our ability to control costs and expenses;

•	changes or volatility in interest rates, foreign exchange rates, equity prices, trading volumes, commodity prices and overall market trends;

•	changes to regulatory and operating conditions in the industry and markets in which we operate;

•	general economic, political and business conditions in the markets in which we operate;

•	our future debt levels and capital needs;

•	our ability to attract and retain senior management and key employees;

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certain statements in the sections headed “Business,” “Industry Overview” and “Financial Information” in this exhibit with respect to trends in prices, operations, margins, overall market trends, and risk management; and

•	all other risks and uncertainties described in the section headed “Risk Factors” in this exhibit.

Subject to the requirements of applicable laws, rules and regulations, we do not have any and undertake no obligation to update or otherwise revise the forward-looking statements in this exhibit, whether as a result of new information, future events or otherwise. As a result of these and other risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this exhibit might not occur in the way we expect or at all. Accordingly, the forward-looking statements are not a guarantee of future performance and you should not place undue reliance on any forward-looking information. Moreover, the inclusion of forward-looking statements should not be regarded as representations by us that our plans and objectives will be achieved or realized. All forward-looking statements in this exhibit are qualified by reference to the cautionary statements in this section.

In this exhibit, statements of or references to our intentions or those of our Directors are made as of the date of this exhibit. Any such information may change in light of future developments.

RECENT DEVELOPMENTS AND NO MATERIAL ADVERSE CHANGE

Business Updates

We recently adopted a new business model designed to identify and advance high-value therapeutic assets through strategic partnerships and specialized subsidiary entities. Under this model, we become a biotechnology platform company which will establish separate subsidiaries responsible for the development of therapeutically focused assets to enhance oversight, operational focus, and risk management.

We completed the safety assessment of the dose escalation study of the Phase 1b clinical trial of givastomig as a combination therapy with the standard of care in May 2025 and expect to announce the dose expansion data from the combination study of this Phase 1b trial in the first quarter of 2026.

On October 14, 2025, our Company entered into a Series A Preferred Stock Subscription Agreement with Visara, one of our subsidiaries and AffaMed. Pursuant to the Series A Agreement, (i) our Company agreed to contribute cash in exchange for approximately 65% equity interest in Visara, (ii) AffaMed agreed to assign its rights and obligations related to the rights to develop, commercialize and otherwise exploit VIS-101 and related products in all countries and territories worldwide except for Singapore, Thailand, Malaysia, Indonesia, Vietnam, the People’s Republic of China, Taiwan, Macau, Hong Kong, Korea, and India to Visara in exchange for approximately 30% equity interest in Visara. In further consideration of the Assignment, Visara also agreed to make a one-time cash payment to AffaMed. For details, see “Business — Our Collaboration Arrangements — In-license of VIS-101.”

No Material Adverse Change

After performing sufficient due diligence work which our Directors consider appropriate and after due and careful consideration, our Directors confirm that, up to the date of this document, there has been no material adverse change in our financial or trading position or prospects since June 30, 2025, which is the end date of the periods reported on in the Accountant’s Report included in Appendix I to the Listing Application, and there is no event since June 30, 2025 that would materially affect the information as set out in the Accountant’s Report included in Appendix I to the Listing Application.

RISK FACTORS

An [REDACTED] in our Shares involves various risks. You should carefully read and consider all of the information in this document including the risks and uncertainties described below before deciding to make any [REDACTED] in our Shares.

The occurrence of any of the following events could materially and adversely affect our business, financial condition, results of operations or prospects. If any of these events occurs, the [REDACTED] price of our Shares could decline and you may lose all or part of your [REDACTED]. You should seek professional advice from your relevant advisers regarding your prospective [REDACTED] in the context of your particular circumstances.

RISKS RELATING TO THE DEVELOPMENT OF OUR DRUG CANDIDATES

Clinical development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

Clinical testing is expensive and lengthy, and its outcome is inherently uncertain. While our exclusive focus is to develop drug candidates with the potential to become novel or highly differentiated drugs globally, we cannot guarantee that we are able to achieve this for any of our drug candidates. Failure can occur at any time during the clinical development process. The results of preclinical studies and early clinical trials of our drug candidates may not be predictive of the results of later-stage clinical trials. Drug candidates during later stages of clinical trials may fail to show the desired results in safety and efficacy despite having progressed through preclinical studies and initial clinical trials and despite the level of scientific rigor in the study, design and adequacy of execution. In addition, there can be significant variability in safety and/or efficacy results among different trials of the same drug candidate due to numerous factors, including demographics, differences in individual patient conditions, such as genetic differences, and other compounding factors, such as other medications or pre-existing medical conditions.

In the case of any trials we conduct, results may differ from earlier trials due to the larger number of clinical trial sites, larger number of patients enrolled and additional countries and languages involved in such trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to a lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. We cannot guarantee that our future clinical trial results will be favorable based on currently available clinical and preclinical data.

We depend substantially on the success of our drug candidates, all of which are in clinical development, and our ability to identify additional drug candidates. If we are unable to successfully identify new drug candidates, complete clinical development, obtain regulatory approval or commercialize our drug candidates, or experience significant delays in doing so, our business will be materially harmed.

Our business will depend on the successful development, regulatory approval and commercialization of our drug candidates for the treatment of patients with our targeted indications, all of which are still in early clinical development, and other new drug candidates that we may identify and develop. As of the Latest Practicable Date, we have open INDs with the FDA for four of our drug candidates, givastomig,

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uliledlimab, ragistomig and VIS-101. However, we cannot guarantee that we will be able to obtain regulatory approvals to conduct clinical trials for our other existing drug candidates in a timely manner, or at all. In addition, none of our drug candidates have been approved for marketing in any jurisdiction. Each of our drug candidates will require additional preclinical and/or clinical development, regulatory approvals in multiple jurisdictions, development of manufacturing supply and capacity, substantial investment and significant marketing efforts before we generate any revenue from product sales.

The success of our drug candidates will depend on several factors, including but not limited to, successful completion of preclinical and/or clinical trials or studies, receipt of regulatory approvals from applicable regulatory authorities for planned clinical trials, successful completion of future clinical trials or drug registrations, successful manufacturing and commercialization of our existing drug candidates, obtaining coverage and reimbursement from third-party payors, hiring sufficient technical experts to oversee all development and regulatory activities and license renewal and meeting safety requirements.

If we do not achieve one or more of these in a timely manner or at all, we could experience significant delays in our ability to obtain approval for our drug candidates, which would materially harm our business and we may not be able to generate sufficient revenues and cash flows to continue our operations. As a result, our financial condition, results of operations and prospects will be materially and adversely harmed.

We face intense competition and rapid technological change and the possibility that our competitors may develop therapies that are similar, more advanced, or more effective than ours, which may adversely affect our financial condition and our ability to successfully commercialize our drug candidates.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. While our exclusive focus is to develop drug candidates with potential to become novel or highly differentiated drugs, we continue to face competition with respect to our current drug candidates, and will face competition with respect to any drug candidates that we may seek to develop or commercialize in the future. Our competitors include major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. We are developing our drug candidates for the treatment of cancer in competition with a number of large biopharmaceutical companies that currently market and sell drugs or are pursuing the development of drugs also for the treatment of cancer. Some of these competitive drugs and therapies are based on scientific approaches that are the same as or similar to our approach, and others are based on entirely different approaches. Potential competitors further include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

Many of our competitors have substantially greater financial, technical, and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations. Additional mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. As a result, these companies may obtain regulatory approval from the FDA or other comparable regulatory authorities more rapidly than we are able to and may be more effective in selling and marketing their products as well.

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Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring, or licensing on an exclusive basis, products that are more effective or less costly than any drug candidate that we may develop, or achieve earlier patent protection, regulatory approval, product commercialization, and market penetration than we do. Additionally, technologies developed by our competitors may render our potential drug candidates uneconomical or obsolete, and we may not be successful in marketing our drug candidates against competitors.

We may not be able to identify, discover or in-license new drug candidates, and may allocate our limited resources to pursue a particular drug candidate or indication and fail to capitalize on drug candidates or indications that may later prove to be more profitable, or for which there is a greater likelihood of success.

Although a substantial amount of our effort will focus on the continued clinical testing, potential approval, and potential commercialization of our Core Product, givastomig, the success of our business depends in part upon our ability to identify, license, discover, develop, or commercialize additional drug candidates. Research programs to identify new drug candidates require substantial technical, financial, and human resources. We may focus our efforts and resources on potential programs or drug candidates that ultimately prove to be unsuccessful. Our research programs or licensing efforts may fail to identify, discover or in-license new drug candidates for clinical development and commercialization for a number of reasons, including, without limitation, the following:

•	our research or business development methodology or search criteria and process may be unsuccessful in identifying potential drug candidates;

•	our potential drug candidates may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval; and

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it may take greater human and financial resources to identify additional therapeutic opportunities for our drug candidates or to develop suitable potential drug candidates through internal research programs than we possess, thereby limiting our ability to diversify and expand our drug portfolio.

Because we have limited financial and managerial resources, we focus on research programs and drug candidates for specific indications. As a result, we may forgo or delay pursuit of opportunities with other drug candidates or for other indications that later may prove to have greater commercial potential or a greater likelihood of success. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities.

Accordingly, there can be no assurance that we will ever be able to identify additional therapeutic opportunities for our drug candidates or to develop suitable potential drug candidates through internal research programs, which could materially adversely affect our future growth and prospects.

RISK FACTORS

If we encounter delays or difficulties enrolling subjects in our clinical trials, our clinical development progress could be delayed or otherwise adversely affected.

We may not be able to initiate or continue clinical trials for our drug candidates if we are unable to locate and enroll a sufficient number of eligible subjects to participate in these trials as required by the FDA, or other comparable regulatory authorities, or if there are delays in the enrollment of eligible subjects as a result of the competitive clinical enrollment environment. The inability to enroll a sufficient number of subjects who meet the applicable criteria for our clinical trials would result in significant delays. As of the Latest Practicable Date, we have initiated clinical trials for givastomig and uliledlimab in the United States.

In addition, some of our competitors have ongoing clinical trials for drug candidates that treat the same indications as our drug candidates, and subjects who would otherwise be eligible for our clinical trials may instead enroll in the clinical trials of our competitors’ drug candidates, which may further delay our clinical trial enrollments.

Subject enrollment for our clinical trials may be affected by other factors, including, the following:

•	severity of the disease under investigation;

•	total size and nature of the patient population;

•	design and eligibility criteria for the clinical trial in question;

•	perceived risks and benefits of the drug candidate under study;

•	our resources to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians;

•	availability of competing therapies also undergoing clinical trials;

•	our investigators’ or clinical trial sites’ efforts to screen and recruit eligible subjects; and

•	proximity and availability of clinical trial sites for prospective subjects.

Even if we are able to enroll a sufficient number of subjects in our clinical trials, delays in subject enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our drug candidates.

If clinical trials of our drug candidates fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our drug candidates.

Before obtaining regulatory approval for the sale of our drug candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of our drug candidates in humans. We may experience

RISK FACTORS

numerous unexpected events during, or as a result of, clinical trials that could delay or prevent our ability to receive regulatory approval or commercialize our drug candidates, including:

•	regulators, institutional review boards, or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

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our inability to reach agreements on acceptable terms with prospective CROs and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

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manufacturing issues, including problems with manufacturing, supply quality, compliance with good manufacturing practice or obtaining sufficient quantities of a drug candidate from third parties for use in a clinical trial;

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our partners identify safety concerns in the clinical candidates that we licensed, which lead to the termination of the collaboration and development of the underlying clinical candidates with our partners;

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clinical trials of our drug candidates may produce negative or inconclusive results, and we may decide to conduct additional clinical trials or abandon drug development programs, or regulators may require us to do so;

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the number of patients required for clinical trials of our drug candidates may be larger than we anticipate, enrollment may be insufficient or slower than we anticipate or patients may drop out at a higher rate than we anticipate;

•	our third-party contractors, including clinical investigators, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

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we might have to suspend or terminate clinical trials of our drug candidates for various reasons, including a finding of a lack of clinical response or other unexpected characteristics or a finding that participants are being exposed to unacceptable health risks;

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regulators, institutional review boards or ethics committees may require that we or our investigators suspend or terminate clinical research or not rely on the results of clinical research for various reasons, including non-compliance with regulatory requirements;

•	the cost of clinical trials of our drug candidates may be greater than we anticipate; and

•	the supply or quality of our drug candidates, companion diagnostics or other materials necessary to conduct clinical trials of our drug candidates may be insufficient or inadequate.

If we fail to timely and effectively address the above challenges, we may (i) be delayed in obtaining regulatory approval for our drug candidates; (ii) obtain approval for indications that are not as broad as intended; (iii) not obtain regulatory approval at all; (iv) have the drug removed from the market after obtaining regulatory approval; (v) be subject to additional post-marketing testing requirements; (vi) be subject to restrictions on how the drug is distributed or used; or (vii) be unable to obtain reimbursement for use of the drug.

Significant clinical trial delays may also increase our development costs and could shorten any periods during which we have the exclusive right to commercialize our drug candidates or allow our competitors to bring drugs to market before we do. This could impair our ability to commercialize our drug candidates and may harm our business and results of operations.

RISK FACTORS

Our drug candidates may cause undesirable adverse events or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following any regulatory approval.

Undesirable adverse events caused by our drug candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and may result in a more restrictive label, a delay or denial of regulatory approval by the FDA or other comparable regulatory authorities, or a significant change in our clinical protocol or even our development plan. In particular, as is the case with drugs treating cancers, it is likely that there may be side effects, such as liver toxicities, cytokine release syndrome, and infusion-related reactions, associated with the use of certain of our drug candidates. Results of our trials could reveal a high and unacceptable severity or incidence of certain adverse events. In such an event, our trials could be suspended or terminated and the FDA or other comparable regulatory authorities could order us to cease further development of, or deny approval of, our drug candidates for any or all targeted indications. Adverse events related to our drug candidates may affect patient recruitment or the ability of enrolled subjects to complete the trial, and could result in potential liability claims. Any of these occurrences may significantly harm our reputation, business, financial condition and prospects.

Additionally, if we or others identify undesirable side effects caused by those of our existing drug candidates that have received regulatory approval, or our other drug candidates after having received regulatory approval, this may lead to potentially significant negative consequences which include, the following:

•	we may suspend marketing of the drug candidate;

•	regulatory authorities may withdraw their approvals of or revoke the licenses for the drug candidate;

•	regulatory authorities may require additional warnings on the label;

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the FDA or other comparable regulatory authorities may require the establishment of a risk evaluation and mitigation strategy or a comparable regulatory authority may require the establishment of a similar strategy that may, for instance, restrict distribution of our drugs and impose burdensome implementation requirements on us;

•	we may be required to conduct specific post-marketing studies;

•	we could be subjected to litigation proceedings and held liable for harm caused to subjects or patients; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of any particular drug candidate that is approved and could significantly harm our business, results of operations and prospects.

Further, combination therapy, such as using our wholly-owned drug candidates as well as third-party agents, may involve unique adverse events that could be exacerbated compared with adverse events from monotherapies. Results of our trials could reveal a high and unacceptable severity or prevalence of adverse

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events. These types of adverse events could be caused by our drug candidates and could cause us or regulatory authorities to interrupt, delay or halt clinical trials and may result in a more restrictive indication or the delay or denial of regulatory approval by the FDA or other comparable regulatory authorities.

The data and information we gather or otherwise rely on in our research and development process could be inaccurate or incomplete, which could harm our trial results, reputation and prospects.

We collect, aggregate, process, and analyze data and information from our preclinical studies, manufacturing technology development programs and clinical programs. We also engage in substantial information gathering following the identification of a promising drug candidate. Because data in the healthcare industry is fragmented in origin, inconsistent in format, and often incomplete, the overall quality of data collected or accessed in the healthcare industry is often subject to challenge, the degree or amount of data which is knowingly or unknowingly absent or omitted can be material, and we often discover data issues and errors when monitoring and auditing the quality of our data. If we make mistakes in the capture, input, or analysis of these data, our ability to advance the development of our drug candidates may be materially harmed and our business, prospects and reputation may suffer.

We also engage in the procurement of regulatory approvals necessary for the development and commercialization of our products under development, for which we manage and submit data to governmental entities. These processes and submissions are governed by complex data processing and validation policies and regulations. Notwithstanding such policies and regulations, interim, top-line or preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data, in which case we may be exposed to liability to a customer, court or government agency that concludes that our storage, handling, submission, delivery, or display of health information or other data was wrongful or erroneous.

In addition, we rely on CROs, our partners and other third parties to monitor and manage data for some of our ongoing preclinical and clinical programs and control only certain aspects of their activities. If any of our CROs, our partners or other third parties do not perform to our standards in terms of data accuracy or completeness, data from those preclinical and clinical trials may be compromised as a result, and our reliance on these parties does not relieve us of our regulatory responsibilities. See also “— Risks Relating to Dependence on Third Parties — As we rely on third parties to conduct our preclinical studies and clinical trials, if we lose our relationships with these third parties or if they do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our drug candidates and our business could be substantially harmed.”

We may not be able to determine the ideal drug formulation in a cost-efficient manner, or at all, which could negatively impact the clinical and commercial prospect of the drug candidates.

The success of our drug candidate depends on the formulation in which it is delivered, including factors such as dosage form, stability, release kinetics, bioavailability, manufacturability, scaling-up, excipient compatibility and patient compliance. We may be unable to identify or develop an optimal formulation that balances these requirements while remaining cost-effective. If we fail to determine or

RISK FACTORS

implement a commercially viable and regulatory-acceptable formulation, we may encounter delays in clinical development, increased development cost, regulatory obstacles, reduced therapeutic performance or safety margins, commercial disadvantages, and obsolescence of earlier development work. Because formulation development is inherently uncertain, we cannot assure that our efforts will succeed within expected timelines or budgets. Should we fail to identify a suitable formulation or incur significant delays or costs in doing so, the clinical development, regulatory approval, commercialization and market acceptance of our drug candidates may be materially and adversely affected, which in turn could harm our business, financial condition and prospects.

RISKS RELATING TO DEPENDENCE ON THIRD PARTIES

We have entered into collaborations and may form or seek collaborations or strategic alliances or enter into additional licensing arrangements in the future, and we may not realize the benefits of such alliances or licensing arrangements.

We may form or seek strategic alliances, create joint ventures or collaborations, or enter into additional licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our drug candidates and any future drug candidates that we may develop. See “Business — Our Collaboration Arrangements.” Any of these relationships may require us to incur recurring or non-recurring expenses and other charges, increase our near and long-term expenditures, issue securities that dilute the value of our Shares and/or ADSs, or disrupt our management and business. In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our drug candidates because they may be deemed to be at too early a stage of development for collaborative effort and third parties may not view our drug candidates as having the requisite potential to demonstrate safety and efficacy. If and when we collaborate with a third party for the development and commercialization of a drug candidate, we can expect to relinquish some or all of the control over the future success of that drug candidate to the third party.

Further, collaborations involving our drug candidates are subject to specific risks, which include the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration;

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collaborators may not pursue the development and commercialization of our drug candidates or may elect not to continue or renew the development or commercialization programs based on clinical trial results, change in their strategic focus due to the acquisition of competitive drugs, availability of funding, or other external factors, such as a business combination that diverts resources or creates competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial, discontinue a clinical trial, repeat or conduct new clinical trials, or require a new formulation of a drug candidate for clinical testing;

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•	collaborators could independently develop, or develop with third parties, drugs that compete directly or indirectly with our drug candidates or future drugs;

•	collaborators with marketing and distribution rights to one or more of our drug candidates or future drugs may not commit sufficient resources to their marketing and distribution;

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collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

•	collaborators may not always be cooperative or responsive in providing their services in a clinical trial;

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disputes may arise between us and a collaborator that cause a delay or termination of the research, development or commercialization of our drug candidates, or that result in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable drug candidates; and

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collaborators may own or co-own intellectual property covering our drug candidates or future drugs that results from our collaborating with them, and in such cases, we would not have the exclusive right to commercialize such intellectual property.

As a result, for any ongoing collaborations or any collaboration or license agreements and strategic partnerships we may enter into in the future, we may not be able to realize the benefit of such transactions if we are unable to address the risks mentioned above and successfully integrate these agreements or partnerships with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business.

In addition, we may even face disputes, litigations or other proceedings in relation to our collaboration relationship with other parties. For example, disputes have arisen between Tracon Pharmaceuticals, Inc. (“Tracon”) and us in relation to the collaboration agreements to co-develop our proprietary CD73 antibody, TJD5 and to co-develop up to five bispecific antibodies. These disputes were presented to a binding arbitration proceeding under the Rules of Arbitration of the International Chamber of Commerce before an arbitration tribunal. On April 25, 2023, the arbitration award determined that the agreement in relation to TJD5 has been terminated for a pre-agreed termination fee of US$9.0 million plus interest payable pursuant to the original agreement, and, therefore Tracon has no rights to share any future economics with us. In July 2023, the pre-agreed termination fee in relation to TJD5 and an agreed-upon portion of Tracon’s legal fees and costs to Tracon were paid by our Company. The financial impacts of the transaction were allocated to discontinued operations for the periods presented. We cannot assure our [REDACTED] that similar disputes will not occur again and that no lawsuits will be initiated by other companies in the future. Also, these legal proceedings may be expensive, time-consuming and disruptive to our operations and divert our management’s attention. We cannot predict the possible outcome of the legal proceedings of such nature in the future and there can also be no assurance that we will prevail in those legal proceedings.

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Neither can we be certain that, following a strategic transaction or license, we will be able to achieve the revenue or specific net income that justifies such transaction. If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a drug candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our drug candidates or bring them to market and generate product sales revenue, which would harm our business, financial condition, results of operations and prospects.

If safety, efficacy, or other issues arise with any medical product that is used in combination with our drug candidates, we may be unable to market such drug candidate or may experience significant regulatory delays or supply shortages, and our business could be materially harmed.

We plan to develop certain of our drug candidates for use as a combination therapy. If the FDA or other comparable regulatory authorities revoke their approval of another therapeutic we use in combination with our drug candidates, we will not be able to market our drug candidates in combination with such revoked therapeutic. If safety or efficacy issues arise with these or other therapeutics that we seek to combine with our drug candidates in the future, we may experience significant regulatory delays, and we may be required to redesign or terminate the applicable clinical trials. In addition, if manufacturing or other issues result in a supply shortage of any component of our combination drug candidates or if we cannot secure supply of any component of our drug candidates at commercially reasonable or acceptable prices, we may not be able to complete clinical development of our drug candidates on our current timeline or within our current budget, or at all.

We may not be successful in obtaining or maintaining necessary rights for our development pipeline through acquisitions and in-licenses.

Because our programs may involve additional drug candidates that may require the use of proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire and maintain licenses or other rights to use these proprietary rights. We may be unable to acquire or in-license any compositions, methods of use, or other intellectual property rights from third parties that we identify. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of relevant programs or

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drug candidates, which could have a material adverse effect on our business, financial condition, results of operations and prospects for growth.

Our business relies partially on our ability to develop and commercialize drug candidates we have licensed from third parties, and we have entered into license agreements with third parties providing us with rights to various third-party intellectual property, including rights in patents and patent applications. Our licenses may not encumber all intellectual property rights owned or controlled by the affiliates of our licensors and relevant to our drug candidates, and we may need to obtain additional licenses from our existing licensors and others to advance our research or allow commercialization of drug candidates we may develop. In such case, we may need to obtain additional licenses which may not be available on an exclusive basis, on commercially reasonable terms or at a reasonable cost, if at all. In that event, we may be required to expend significant time and resources to redesign our drug candidates or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected drug candidates, which could harm our business, financial condition, results of operations, and prospects significantly.

Lack of third-party combination drugs may materially and adversely affect demand for our drugs.

Our drug candidates are under evaluation to be administered in combination with drugs of other pharmaceutical companies as one regimen. In addition, we often use such third-party drugs in our development and clinical trials as controls for our studies. As a result, both the results of our clinical trials and the sales of our drugs may be affected by the availability of these third-party drugs. If other pharmaceutical companies discontinue these combination drugs, regimens that use these combination drugs may no longer be prescribed, and we may not be able to introduce or find an alternative drug to be used in combination with our drugs at all or in a timely manner and on a cost-effective basis. As a result, demand for our drugs may be lowered, which would in turn materially or adversely affect our business and results of operations.

As we rely on third parties to conduct our preclinical studies and clinical trials, if we lose our relationships with these third parties or if they do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our drug candidates and our business could be substantially harmed.

We have relied on and plan to continue to rely on third-party CROs to monitor and manage data for some of our ongoing preclinical and clinical programs. We rely on these parties for the execution of our preclinical and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities.

We also rely on third parties to assist in conducting our preclinical studies in accordance with good laboratory practices. We and our CROs are required to comply with good clinical practice, good laboratory practice, and other regulatory regulations and guidelines enforced by the FDA and other comparable regulatory authorities for all of our drug candidates in clinical development. Regulatory authorities enforce

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these regulatory requirements of good clinical practice, good laboratory practice or other regulatory requirements through periodic inspections of trial sponsors, investigators and trial sites. If we or any of our CROs fail to comply with applicable good clinical practice, good laboratory practice or other regulatory requirements, the data generated in our clinical trials may be deemed unreliable and the FDA or other comparable regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. There can be no assurance that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials complies with requirements of good clinical practice. In addition, our clinical trials must be conducted with drug candidates or products produced under current good manufacturing practice requirements. Failure to comply with these regulations may require us to repeat preclinical studies and clinical trials, which would delay the regulatory approval process.

Our CROs have the right to terminate their agreements with us in the event of an unrectified material breach. If any of our relationships with our third-party CROs is terminated, we may not be able to (i) enter into arrangements with alternative CROs or do so on commercially reasonable terms or (ii) meet our desired clinical development timelines. In addition, there is a natural transition period when a new CRO commences work, and the new CRO may not provide the same type or level of services as the original provider and data from our clinical trials may be compromised as a result. There is also a need for relevant technology to be transferred to the new CRO, which may take time and further delay our development timelines.

Except for remedies available to us under our agreements with our CROs, we cannot control whether or not our CROs devote sufficient time and resources to our ongoing clinical, nonclinical and preclinical programs. If our CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our drug candidates. As a result, our results of operations and the commercial prospects for our drug candidates would be harmed and our costs could increase. In turn, our ability to generate revenues could be delayed or compromised.

Because we rely on third parties, our internal capacity to perform these functions is limited. Outsourcing these functions involves certain risks that third parties may not perform to our standards, may not produce results in a timely manner or may fail to perform at all. In addition, the use of third-party service providers requires us to disclose our proprietary information to these third parties, which could increase the risk that such information will be misappropriated. We currently have a small number of employees, which limits the internal resources we could utilize to identify and monitor our third-party service providers. To the extent we are unable to identify and successfully manage the performance of third-party service providers in the future, our business may be adversely affected. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We plan to continue to rely on third parties to manufacture our drug candidate supplies, and we intend to rely on third parties for the manufacturing process of our drug candidates, if approved.

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Our business could be harmed if those third parties fail to provide us with sufficient quantities of product or fail to do so at acceptable quality levels or prices.

We have relied on and plan to continue to rely on third-party vendors to manufacture supplies and process our drug candidates. During the Track Record Period, we outsourced the manufacturing of clinical trial material for our clinical stage projects to leading CDMOs with established track records for both clinical trial material supply and commercial material supply. For contingency planning purposes, we have also established relationships with other CDMOs. We have not yet manufactured or processed our drug candidates on a commercial scale and may not be able to do so for any of our drug candidates. We have limited experience in managing the manufacturing process, and our process may be more difficult or expensive than the approaches currently in use.

Our reliance on third-party manufacturers exposes us to certain risks, including, the following:

•

we may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the National Medical Products Administration, (“NMPA”), the FDA or other comparable regulatory authorities must approve any manufacturers as part of their regulatory oversight of our drug candidates. This approval would require new testing and compliance inspections of current good manufacturing practice by the FDA, the NMPA, or other comparable regulatory authorities. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our drugs;

•

our contract manufacturers may have little or no experience with manufacturing our drug candidates, and therefore may require a significant amount of support from us in order to implement and maintain the infrastructure and processes required to manufacture our drug candidates;

•	our contract manufacturers may have limited capacity or limited manufacturing slots, which may affect the timeline for the production of our drugs;

•	our contract manufacturers might be unable to timely manufacture our drug candidates or produce the quantity and quality required to meet our clinical and commercial needs, if any;

•	contract manufacturers may not be able to execute our manufacturing procedures and other logistical support requirements appropriately;

•

our future contract manufacturers may not perform as agreed, may not devote sufficient resources to our drugs, or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our drugs;

•

our contract manufacturers are subject to ongoing periodic unannounced inspections by the FDA, the NMPA, and other comparable regulatory authorities to ensure strict compliance with current good manufacturing practice and other government regulations in the PRC and the United States, respectively, and by other comparable regulatory authorities for corresponding regulatory requirements. We do not have control over third-party manufacturers’ compliance with these regulations and requirements;

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•	we may not own, or may have to share, the intellectual property rights to any improvements made by our third-party manufacturers in the manufacturing process for our drugs;

•	our contract manufacturers could breach or terminate their agreements with us;

•	our contract manufacturers may be unable to sustain their business and become bankrupt as a result;

•

raw materials and components used in the manufacturing process, particularly those for which we have no other source or supplier, may not be available or may not be suitable or acceptable for use due to material or component defects;

•	products and components from our third-party manufacturers may be subject to tariffs and additional customs and import charges, which may cause us to incur delays or additional costs as a result;

•	our contract manufacturers and critical reagent suppliers may be subject to inclement weather, as well as natural or man-made disasters; and

•	our contract manufacturers may have unacceptable or inconsistent product quality success rates and yields.

Each of these risks could delay or prevent the completion of our clinical trials or the approval of any of our drug candidates by the FDA or other comparable regulatory authorities, result in higher costs or adversely impact the commercialization of our drug candidates. In addition, we rely on third parties to perform certain specification tests on our drug candidates prior to delivery to patients. If these tests are not appropriately done and test data is not reliable, patients could be put at risk of serious harm and the FDA or other comparable regulatory authorities could place significant restrictions on our company until deficiencies are remedied.

We also rely on third parties, including those located in China, for supply of our drug candidates, and our strategy is to outsource all manufacturing of our drug candidates and products to third parties. For any activities conducted in China, we are exposed to the increased possibility of supply disruptions and higher costs in the event of changes in the policies of the U.S. or Chinese governments, political unrest or unstable economic conditions including sanctions on China or any of our China-based suppliers. Our manufacturing costs could also increase as a result of future appreciation of the local currency in China or increased labor costs if the demand for skilled laborers increases and/or the availability of skilled labor declines in China. In addition, certain Chinese biotechnology companies may become subject to trade restrictions, sanctions, other regulatory requirements, or proposed legislation by the U.S. government, which could restrict or even prohibit our ability to work with such entities, thereby potentially disrupting the supply of material to us. Such disruption could have adverse effects on the development of our drug candidates and our business operations.

The manufacture of biopharmaceutical products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Currently, our drug raw materials for our manufacturing activities are supplied by multiple source suppliers. We have agreements for the supply of drug materials with manufacturers or suppliers that we believe have sufficient

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capacity to meet our demands. In addition, we believe that adequate alternative sources for such supplies exist. However, there is a risk that, if supplies are interrupted, our business would be materially harmed.

Manufacturers of biopharmaceutical products often encounter difficulties in production, particularly in scaling up or out, validating the production process, and assuring high reliability of the manufacturing process, including the absence of contamination. These problems include logistics and shipping, difficulties with production costs and yields, quality control, including stability of the product, product testing, operator error and availability of qualified personnel, as well as compliance with strictly enforced regulations in the United States and other applicable jurisdictions. Further, if contaminants are discovered in the supply of our drug candidates or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period of time for us to investigate and remedy the contamination. There can be no assurance that any stability failures or other issues relating to the manufacture of our drug candidates will not occur in the future. Additionally, our contract manufacturers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environment. If our contract manufacturers were to encounter any of these difficulties, or otherwise fail to comply with their contractual obligations, our ability to provide our drug candidate to patients in clinical trials would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of our clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to begin new clinical trials at additional expense or terminate clinical trials completely.

If our business partners fail to maintain the necessary licenses for the development and manufacturing of our products, our business could be materially affected.

We rely on business partners, including CROs, CDMOs, and suppliers, for the development and manufacturing of our drug candidates. These partners are generally required to obtain and maintain various permits, licenses, and certificates to conduct their operations. They may also be subject to regular inspections, reviews, inquiries or audits by regulatory authorities, and any adverse findings could lead to suspension, loss or non-renewal of such authorizations. If our partners fail to secure or renew any material permits, licenses or certificates, our ability to conduct our business could be materially impaired. Furthermore, changes in regulatory standards for granting or renewing these authorizations, or the introduction of new rules that impose additional restrictions on our partners’ activities, could increase our costs, reduce our revenues and materially and adversely affect our business, financial condition and operating results.

If we cannot maintain or develop clinical collaborations and relationships with principal investigators, physicians and other industry experts, our results of operations and prospects could be adversely affected.

Our collaborations with principal investigators, physicians and other industry experts are integral to both our research and development and our marketing efforts. We have established broad communication channels with these parties to obtain direct insights into unmet clinical needs and evolving clinical practices, which are essential for developing market-responsive drug candidates. Nevertheless, we cannot assure you that we will be able to maintain or further strengthen these collaborations, nor that such efforts will necessarily result in the successful development or commercialization of new products.

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These industry participants may resign from their positions, shift their professional focus, discontinue cooperation with us, or decide to collaborate with our competitors. Even if they continue their engagement with us, the insights and perspectives they provide—which we incorporate into our research and development—may prove inaccurate and lead us to pursue products with limited commercial potential. Moreover, even if their assessments are correct, we may still be unable to bring commercially viable products to market. Certain participants may also cease participating in our conferences or other collaborative initiatives, reducing the effectiveness of our marketing strategy. If we fail to establish, preserve or deepen these relationships as expected, our business, financial condition and results of operations could be materially and adversely affected.

RISKS RELATING TO THE COMMERCIALIZATION OF OUR DRUG CANDIDATES

Our drug candidates may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

Even if our drug candidates receive regulatory approval, they may nonetheless fail to gain sufficient market acceptance by physicians and patients and others in the medical community. Physicians and patients may prefer other drugs or drug candidates to ours. If our drug candidates do not achieve an adequate level of acceptance, we may not generate significant revenue from sales of our drugs or drug candidates and may not become profitable.

The degree of market acceptance of our drug candidates, if and only when they are approved for commercial sale, will depend on a number of factors, including:

•	the clinical indications for which our drug candidates are approved;

•	physicians, hospitals and patients considering our drug candidates as a safe and effective treatment;

•	whether our drug candidates have achieved the perceived advantages of our drug candidates over alternative treatments;

•	the prevalence and severity of any side effects;

•	product labeling or package insert requirements of the FDA or other comparable regulatory authorities;

•	limitations or warnings contained in the labeling approved by the FDA or other comparable regulatory authorities;

•	timing of market introduction of our drug candidates as well as competitive drugs;

•	cost of treatment in relation to alternative treatments;

•	availability of adequate coverage and reimbursement from third-party payors and government authorities in the United States or any other jurisdictions;

•	willingness of patients to pay any out-of-pocket expenses in the absence of coverage and reimbursement by third-party payors and government authorities;

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•	relative convenience and ease of administration, including as compared with alternative treatments and competitive therapies; and

•	the effectiveness of our sales and marketing efforts.

If our drug candidates are approved but fail to achieve market acceptance among physicians, patients, hospitals or others in the medical community, we will not be able to generate significant revenue or become profitable. Even if our drugs achieve market acceptance, we may not be able to maintain such market acceptance over time if new products or technologies are introduced which are more favorably received than our drugs, are more cost effective or render our drugs obsolete.

We have no experience in launching and marketing drug candidates. We may not be able to effectively build and manage our sales network, or benefit from third-party collaborators’ sales network.

We currently have no sales, marketing or commercial product distribution capabilities and have no experience in marketing drugs. We and our third-party collaborators will have to compete with other biopharmaceutical companies to recruit, hire, train and retain marketing and sales personnel.

If we are unable or decide not to establish internal sales, marketing and commercial distribution capabilities for any or all of the drugs we develop, we will likely pursue collaborative arrangements regarding the sales and marketing of our drugs. However, there can be no assurance that we will be able to establish or maintain such collaborative arrangements, or, if we are able to do so, that they will have effective sales forces. Any revenue we receive will depend on the efforts of such third parties, which may not be successful. We may have little or no control over the marketing and sales efforts of such third parties, and our revenue from product sales may be lower than if we had commercialized our drug candidates ourselves. We will also face competition in our search for third parties to assist us with the sales and marketing efforts of our drug candidates.

There can be no assurance that we will be able to develop in-house sales and commercial distribution capabilities or establish or maintain relationships with third-party collaborators to successfully commercialize any product, and as a result, we may not be able to generate product sales revenue.

The actual markets for our current or future drug candidates may be smaller than our estimates.

Our estimates regarding the number of patients who may benefit from treatment with our drug candidates are based on our own beliefs and assumptions, supported by information from various sources such as scientific literature, clinical surveys, patient organizations and market research. These estimates may ultimately prove inaccurate, and new studies could revise the reported incidence or prevalence of the relevant diseases. The actual patient population could therefore be smaller than we expect, reducing the potential market size for our drug candidates. In addition, there is no assurance that any of our drug candidates, even if approved, will be authorized for the specific line of therapy we intend. Cancer treatments, for example, may be categorized as first-line, second-line or later-line therapies depending on treatment history and available options. For diseases with well-established standards of care, the FDA and other comparable regulatory authorities may approve new therapies only for later-line use at the outset.

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While we may pursue approvals for certain drug candidates as early-line therapies, there can be no guarantee that such approvals will be granted. As a result, even if we secure marketing approval, we may be unable to realize the anticipated market size or revenues unless such approvals cover the intended line of therapy or expand to additional indications.

Even if we are able to commercialize any approved drug candidates, reimbursement may be limited or unavailable in certain market segments for our drug candidates, and we may be subject to unfavorable pricing regulations, which could harm our business.

The regulations that govern regulatory approvals, pricing and reimbursement for new therapeutic products vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or licensing approval is granted. In some non-U.S. markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain regulatory approval for a drug in a particular country, but then be subject to price regulations that delay our commercial launch of the drug and negatively impact the revenues we are able to generate from the sale of the drug in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more drug candidates, even if our drug candidates obtain regulatory approval.

Our ability to commercialize any drugs successfully will also depend in part on the extent to which reimbursement for these drugs and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the global healthcare industry is cost containment. Government authorities and these third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any drug that we commercialize and, if reimbursement is available, what the level of reimbursement will be. Reimbursement may impact the demand for, or the price of, any drug for which we obtain regulatory approval. Obtaining reimbursement for our drugs may be particularly difficult because of the higher prices often associated with drugs administered under the supervision of a physician. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any drug candidate that we successfully develop. Further, coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for a product for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

There may be significant delays in obtaining reimbursement for approved drug candidates, and coverage may be more limited than the purposes for which the drug candidates are approved by the FDA or other comparable regulatory authorities. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim payments for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Payment rates may vary according to the use of the drug

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and the clinical setting in which it is used, may be based on payments allowed for lower cost drugs that are already reimbursed, and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future weakening of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any future approved drug candidates and any new drugs that we develop could have a material adverse effect on our business, our operating results, and our overall financial condition.

RISKS RELATING TO OUR FINANCIAL POSITION AND NEED FOR ADDITIONAL CAPITAL

We have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

We are a clinical-stage biopharmaceutical company with a limited operating history. Our operations to date have focused on organizing and staffing our operations, business planning, raising capital, establishing our intellectual property portfolio and conducting preclinical and clinical trials of our drug candidates. We have not yet demonstrated an ability to successfully manufacture, obtain marketing approvals for, or commercialize our drug candidates. We have no products approved for commercial sale. Consequently, any predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history.

We are focused on the development of precision immuno-oncology agents for the treatment of cancer. Our limited operating history, particularly in light of the rapidly evolving drug research and development industry in which we operate and the changing regulatory and market environments we encounter, may make it difficult to evaluate our prospects for future performance. As a result, any assessment of our future performance or viability is subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by early-stage companies in rapidly evolving fields as we seek to transition to a company capable of supporting commercial activities. If we do not address these risks and difficulties successfully, our business will suffer.

We have incurred net losses in the past and we may not be able to achieve or maintain profitability in the future.

[REDACTED] in the development of biopharmaceutical products is highly speculative as it entails substantial upfront capital expenditures and significant risks that a drug candidate may fail to demonstrate efficacy and/or safety to gain regulatory or marketing approvals or become commercially viable. To date, we have financed our activities primarily through public and private placements, as well as revenue from licensing and collaboration deals. We have incurred significant research and development expenses and other expenses related to our ongoing operations. As a result, we incurred net losses of US$207.7 million, US$22.2 million and US$8.7 million in 2023, 2024 and the six months ended June 30, 2025, respectively. Substantially all of our net losses have resulted from costs incurred in connection with our research and development programs and from administrative costs associated with our operations.

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We cannot assure our [REDACTED] that we will be able to generate net profits in the future. Our ability to achieve and maintain profitability depends in large part on our ability to out-license some of our commercialization rights and execute our product commercialization strategies as our business further develops. Accordingly, we intend to continue to invest for the foreseeable future in certain activities relating to our development, including the following:

•	conducting clinical trials of our drug candidates;

•	manufacturing clinical trial materials through contract manufacturing organizations;

•	seeking regulatory approvals to advance the development of our drug candidates;

•	commercializing any of our drug candidates for which we have obtained marketing approval;

•	hiring additional clinical, operational, financial, quality control and scientific personnel;

•	establishing a sales, marketing and commercialization team for any future products that have obtained regulatory approval;

•	seeking to identify additional drug candidates;

•	obtaining, maintaining, developing and protecting our intellectual property portfolio;

•	enforcing and defending any intellectual property-related claims; and

•	acquiring or in-licensing other drug candidates, intellectual property and technologies.

Typically, it takes many years to develop a new drug from the time it is discovered to when it becomes available for treating patients. During the process, we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend partially on the rate of the future growth of our expenses, our ability to generate revenues and the timing and amount of milestone payments and other payments that we receive from or pay to third parties. If any of our drug candidates fails during clinical trials or does not gain regulatory approval, or, even if approved, fails to achieve market acceptance, our business may not become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods thereafter. Our prior losses and expected future losses have had, and will continue to have, an adverse effect on our working capital and shareholders’ equity.

We incurred net operating cash outflows during the Track Record Period, which may continue into the foreseeable future and expose us to liquidity risk.

We recorded net operating cash outflows of US$72.7 million, US$52.7 million and US$7.8 million for 2023, 2024 and the six months ended June 30, 2025, respectively. We may continue to experience net cash outflows from our operating activities in the future. See also “Financial Information — Liquidity and Capital Resources — Cash Flows.” Our forecast of the period of time through which our capital resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties. We have based this estimate on assumptions that may prove to be incorrect, and we could exhaust our available capital resources sooner than we currently expect.

If we are unable to maintain sufficient working capital or secure additional financing to meet our capital needs, we may be unable to continue our operational plans, default on payment obligations, or fail to

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fulfill our capital expenditure requirements. Any of these outcomes could materially and adversely affect our business, financial condition, results of operations and prospects.

We may need to obtain additional financing to fund our operations and expansion, and if we fail to do so, we may be unable to complete the development and commercialization of our drug candidates.

Since our inception, our operations have consumed substantial amounts of cash. We expect to continue to incur significant expenses in connection with our ongoing activities, particularly as we advance the clinical development of our clinical-stage drug candidates, and initiate additional clinical trials of, and seek regulatory approval for, these and other potential future drug candidates.

In addition, if we obtain regulatory approvals for any of our drug candidates, we expect to incur significant commercialization expenses relating to product manufacturing, marketing, sales and distribution and post-approval commitments to continue monitoring the efficacy and safety data of our future products on the market. In particular, the costs that may be required for the manufacture of any drug candidate that has received regulatory approval may be substantial. We have incurred and may continue to incur expenses as we create additional infrastructure to support our operations as a public company. Accordingly, we will need to obtain additional funding in connection with our continuing operations through public or private equity offerings, debt financing, collaborations or licensing arrangements or other sources. If we are unable to raise capital when needed or on acceptable terms, we could be forced to delay, limit, reduce or terminate our research and development programs or any future commercialization efforts.

There have been uncertainties and interruptions to the global economy and significant volatility across the financial markets, which had a cooling effect on financing and investing activities in general. We believe that our current cash, cash equivalents and short-term investments will be sufficient to meet our present anticipated working capital requirements and capital expenditures into 2027. However, if the volatility in the financial markets continues, our financing activities in the future to raise additional capital may be materially and adversely affected, which may in turn have an adverse effect on our ability to meet our working capital requirement and our liquidity.

We have granted, and may continue to grant, certain awards under our share incentive plans, which may result in increased share-based compensation expenses.

We have adopted the Second Amended and Restated 2017 Employee Stock Option Plan (the “2017 Plan”), the Second Amended and Restated 2018 Employee Stock Option Plan (the “2018 Plan”), the 2019 Share Incentive Plan (the “2019 Plan”), the 2020 Share Incentive Plan (the “2020 Plan”), the 2021 Share Incentive Plan (the “2021 Plan”), the 2022 Share Incentive Plan (the “2022 Plan”), the 2024 Omnibus Incentive Plan (the “2024 Plan”),the 2025 Omnibus Share Incentive Plan (the “2025 Plan”) and the 2025 Share Incentive Scheme (the “2025 Scheme”) for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP.

We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees

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in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. We may re-evaluate the vesting schedules, lock-up period, exercise price or other key terms applicable to the grants under our currently effective share incentive plans from time to time. If we choose to do so, we may experience substantial change in our share-based compensation charges.

Fluctuations in interest and exchange rates could result in losses in interest income foreign currency exchange losses.

Fluctuations in exchange rates may cause us to incur foreign exchange losses and affect the relative value of any dividends distributed by our subsidiaries. We recorded net foreign exchange losses of US$8.0 million, US$5.6 million and US$1.0 thousand in 2023, 2024 and the six months ended June 30, 2025, respectively. Any material appreciation or depreciation of a material currency that we may use in the future may have an adverse effect on our revenues, earnings and overall financial position, as well as the value of, and dividends payable on, our Shares and/or ADSs upon translation into other currencies. Because a substantial portion of our cash, cash equivalents and short-term investments are denominated in U.S. dollars, movements in the Renminbi/U.S. dollar exchange rate may give rise to significant unrealized or realized foreign exchange gains or losses. In addition, when we convert Hong Kong dollars or U.S. dollars into Renminbi to meet operating or capital expenditure requirements, appreciation of the Renminbi would reduce the Renminbi proceeds from such conversions. Conversely, depreciation of the Renminbi would lower the Hong Kong dollar or U.S. dollar equivalent of our PRC earnings, which could in turn adversely affect the trading price of our Shares and/or ADSs.

Further, similar fluctuations in market interest rates may also negatively affect the returns we earn on our cash deposits and short-term investments. For example, if prevailing interest rates decline materially in the jurisdictions where our foreign currency deposits are maintained, we may experience reduced interest income, which could further lower our overall earnings. Likewise, significant differences in interest rate levels between Renminbi- and foreign currency-denominated deposits could result in an opportunity loss of interest income, particularly if currency volatility requires us to hold balances in lower-yielding currencies.

The availability and effectiveness of hedging instruments in the PRC and offshore markets may be limited, and we may not be able to adequately hedge our exposure to currency or interest rate risks, or at all. As a result, fluctuations in exchange rates and interest rates could materially and adversely affect our business, financial condition, results of operations, and the value of our Shares and/or ADSs.

Disruptions in the financial markets and economic conditions could affect our ability to raise capital.

Global economies could suffer dramatic downturns as a result of a deterioration in the credit markets and related financial crisis as well as a variety of other factors including, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. In the past, governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If these actions are not successful, the return of adverse economic conditions may cause a significant impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms, or at all.

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In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts in Eastern Europe and the Middle East. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes or the trade related disputes between the United States and China. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

RISKS RELATING TO INTELLECTUAL PROPERTY RIGHTS

If we are unable to obtain and maintain patent and other intellectual property protection for our drug candidates, or if the scope of such intellectual property rights obtained is not sufficiently broad, third parties could develop and commercialize products and technologies similar or identical to ours and compete directly against us, and our ability to successfully commercialize our drug candidates may be adversely affected.

Our success depends in large part on our ability to protect our proprietary technology and drug candidates from competition by obtaining, maintaining, defending and enforcing our intellectual property rights, including patent rights. Following the divestiture of our Greater China assets and business operations and as of the Latest Practicable Date, our patent portfolio consists of (i) 71 issued patents, including four issued in the United States, two issued in Korea and 65 issued in other jurisdictions; and (ii) 77 pending patent applications, including four PCT patent applications, 12 U.S. patent applications, and 61 patent applications in other jurisdictions. We seek to protect the drug candidates and technology that we consider commercially important by filing patent applications in the United States and other countries or regions, relying on trade secrets or pharmaceutical regulatory protection or employing a combination of these methods. This process is expensive and time-consuming, and we or our licensors may not be able to file and prosecute all necessary or desirable patent applications in all jurisdictions at a reasonable cost or in a timely manner. It is also possible that we or our licensors will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or drug candidates or which effectively prevent others from commercializing competitive technologies and drug candidates. The patent examination process may require us or our licensors to narrow the scope of the claims of our or our licensors’ pending and future patent applications, which may limit the scope of patent protection that may be obtained. We cannot assure that all of the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent application from being issued as a patent.

Even if patents do issue on any of these applications, there can be no assurance that a third party will not challenge their validity, enforceability, or scope, which may result in the patent claims being narrowed

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or invalidated, or that we will obtain sufficient claim scope in those patents to prevent a third party from competing successfully with our drug candidates. We may become involved in interference, inter partes review, post grant review, ex parte reexamination, derivation, opposition or similar other proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such proceeding could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or drug candidates and compete directly with us, or result in our inability to manufacture or commercialize drug candidates without infringing third-party patent rights. Thus, even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage.

Our competitors may be able to circumvent our patents by developing similar or alternative technologies or drug candidates in a non-infringing manner. The issuance of a patent is not conclusive as to its scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and other countries. Such challenges may result in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop or prevent us from stopping others from using or commercializing similar or identical technology and drug candidates, or limit the duration of the patent protection of our technology and drug candidates. Given the amount of time required for the development, testing and regulatory review of new drug candidates, patents protecting such assets might expire before or shortly after such assets are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing drug candidates similar or identical to ours.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance and annuity fees on any issued patent are due to be paid to the United States Patent and Trademark Office and foreign patent agencies over the lifetime of a patent. In addition, the United States Patent and Trademark Office and other foreign patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. While an inadvertent failure to make payment of such fees or to comply with such provisions can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which such non-compliance will result in the abandonment or lapse of the patent or patent application, and the partial or complete loss of patent rights in the relevant jurisdiction.

Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, and non-payment of fees and failure to properly legalize and submit formal documents within prescribed time limits. If we or our licensors fail to maintain the patents and patent applications covering our drug candidates or if we or our licensors otherwise allow our patents or patent applications to be abandoned or lapse, our competitors might be able to enter the market, which would hurt our competitive position and could impair our ability to successfully commercialize our drug candidates in any indication for which they are approved.

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If our patent terms expire before or soon after our drug candidates are approved, or if competitors successfully challenge our patents, our business may be materially harmed. The failure to obtain a patent term extension and data exclusivity for any drug candidates we may develop could increase the risk of generic competition with our products.

In the United States, the Federal Food, Drug and Cosmetic Act provides the opportunity for patent-term restoration, meaning a patent term extension of up to five years to reflect patent term lost during clinical trials and the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of drug approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Depending upon the timing, duration and specifics of any FDA marketing approval process for any drug candidates we may develop, one or more of our U.S. patents, if issued, may be eligible for limited patent term extension. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Furthermore, the applicable time period or the scope of patent protection afforded could be less than we request.

In addition, the Biologics Price Competition and Innovation Act of 2009 created an abbreviated pathway for the approval of biosimilar and interchangeable biologic products. Under this act, an application for a highly similar or “biosimilar” product may not be submitted to the FDA until four years following the date that the original branded product was first approved by the FDA. In addition, an application for a biosimilar product cannot be approved by the FDA until 12 years after the original branded product was approved under a biologics license application (“BLA”). The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty.

In other jurisdictions where we seek patent protection for our drug candidates, patent term compensation and patent linkage system may be available to us. However, there is no assurance that we may be granted a patent term extension as we request or our pending or future patent applications may qualify for patent linkage. If we are unable to obtain patent term extension or the term of any such extension is less than we request, or our pending or future patent applications do not qualify for patent linkage, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations, and prospects could be materially harmed.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our competitive position may be adversely affected.

We own registered trademarks. We may not be able to obtain trademark protection in territories that we consider of significant importance to us. In addition, any of our trademarks or trade names, whether registered or unregistered, may be challenged, opposed, infringed, canceled, circumvented or declared generic, or determined to be infringing on other marks, as applicable. We may not be able to protect our rights to these trademarks and trade names, which we will need to build name recognition by potential collaborators or customers in our markets of interest. Over the long term, if we are unable to establish name

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recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed. We also may be subject to claims that our employees, consultants, or advisers have wrongfully used or disclosed alleged trade secrets of their former employers or claims asserting ownership of what we regard as our own intellectual property.

In addition to our issued patents and pending patent applications, we rely on trade secret and confidential information, including unpatented know-how, technology and other proprietary information, to maintain our competitive position and to protect our drug candidates. We seek to protect this trade secret and confidential information, in part, by entering into non-disclosure and confidentiality agreements with parties that have access to them, such as our employees, corporate collaborators, outside scientific collaborators, sponsored researchers, contract manufacturers, consultants, advisers and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. However, any of these parties may breach such agreements and disclose our proprietary information, and we may not be able to obtain adequate remedies for such breaches. For example, due to Tracon’s wrong-doing during the confidential arbitration process, we pursued a trade secret misappropriation lawsuit case against a competitor and sought remedies, including monetary damages which we were ultimately unsuccessful. Regardless of the outcome, litigations or arbitrations can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us and our competitive position would be harmed.

Furthermore, many of our employees, consultants, and advisers, including our senior management, were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Some of these employees, consultants, and advisers, including members of our senior management, executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s former employer. We are not aware of any threatened or pending claims related to these matters or concerning the agreements with our senior management, but in the future litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management. In addition, while we typically require our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own, and furthermore, the assignment of intellectual property rights may not be self-executing, or the assignment agreements may be

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breached, each of which may result in claims by or against us related to the ownership of such intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs, be a distraction to our management and scientific personnel and have a material adverse effect on our business, financial condition, results of operations and prospects.

Evolvement in the U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our drug candidates.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Under the Leahy-Smith America Invents Act enacted in 2011, the United States moved to a first-to-file system in early 2013, from the previous system under which the first to make a claimed invention was entitled to the patent. Publications of discoveries in the scientific and academic literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection on the inventions claimed in our patents or pending patent applications.

Furthermore, the patent positions of pharmaceutical and biotechnology companies are generally uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. For example, in Amgen Inc. v. Sanofi, 598 U.S. 594, 143 S. Ct. 1243 (2023), the U.S. Supreme Court held that Amgen’s patent claims to a class of antibodies functionally defined by their ability to bind a particular antigen were invalid for lack of enablement where the patent specification provided twenty-six exemplary antibodies, but the claimed class of antibodies covered a “vast number” of additional antibodies not disclosed in the specification. The U.S. Supreme Court stated that if patent claims are directed to an entire class of compositions of matter, then the patent specification must enable a person skilled in the art to make and use the entire class of compositions. In view of the Amgen Inc. v. Sanofi decision, claims directed to monoclonal antibodies or binding fragments thereof solely defined by functional properties are now less likely to withstand enablement challenges. This decision and other recent rulings have created uncertainty with respect to the validity and enforceability of patents, once obtained. As such, we cannot guarantee that we will be able to obtain patents covering our drug candidates. Depending on future actions by the U.S. Congress, the federal courts and the United States Patent and Trademark Office, the laws and regulations governing patents could change in unpredictable ways. In addition, the complexity and uncertainty of the laws of foreign jurisdictions (e.g., European patent laws) have also increased in recent years. Any of the foregoing could have a material adverse effect on our owned and in-licensed patent portfolio and our ability to protect and enforce our intellectual property in the future.

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We may from time to time be involved in legal proceedings and disputes to protect or enforce our intellectual property rights, or defend against infringement and other claims alleged by third parties, which could be expensive, time consuming and unsuccessful.

Litigation concerning patents and other intellectual property rights is common in the biopharmaceutical and pharmaceutical industries and may involve, among other things, administrative proceedings, disputes over ownership, and infringement lawsuits. The markets in which we plan to operate are subject to frequent and extensive intellectual property disputes. Third parties may initiate litigation against us or against parties we have agreed to indemnify, based on existing intellectual property or on rights that may arise in the future. Some claimants may also have greater financial resources and may therefore be able to sustain the costs of complex intellectual property proceedings to a greater extent and for a longer period than we can.

Although we have taken steps to obtain and maintain patent and other intellectual property rights covering our drug candidates, such rights may nevertheless be challenged, narrowed, or invalidated. While we have not previously been involved in legal proceedings in which third parties contested our rights, it is possible that we may face such disputes in the future and be required to take action to enforce or defend our rights. If we are unsuccessful, court rulings could adversely affect our ownership of certain patents, limit our ability to control affected rights, or allow others to use our patents, which could in turn undermine our competitive position, harm our business prospects, and adversely impact our financial condition. Although we believe we have conducted our patent prosecution in good faith and in accordance with our duty of candor, the outcome of litigation involving claims of invalidity or unenforceability is inherently uncertain. Moreover, competitors and other third parties may challenge, infringe or misappropriate our patents and intellectual property rights. To prevent infringement or unauthorized use, we may need to file infringement actions, which are costly and time-consuming. In such proceedings, courts or regulators may find our patents invalid, unenforceable, or inapplicable to the disputed technology, or may refuse to enjoin the infringing party and instead award monetary damages, which may not be an adequate remedy. Asserting our rights may also expose us to counterclaims, which could be expensive to defend and could result in substantial damages. In addition, if the strength or breadth of our intellectual property protection is weakened, potential collaborators may be less willing to partner with us to license, develop or commercialize our drug candidates. Any erosion of intellectual property protection could materially and adversely affect one or more of our drug candidates and our business as a whole.

At the same time, we cannot guarantee that our drug candidates or the sale or use of our future products do not or will not in the future infringe, misappropriate, or otherwise violate the rights of third parties. Third parties may assert that we are infringing their patents, misappropriating their trade secrets, or otherwise violating their intellectual property rights, whether in relation to the way we conduct our research or to the manufacture and use of our compounds. It is also possible that we have failed, or may in the future fail, to identify relevant third-party patents or pending applications covering our drug candidates. Because scientific and patent publications often lag behind actual discoveries, we cannot be certain that we were the first to invent, or the first to file patent applications relating to our drug candidates or their uses, or that our candidates will not infringe patents that are currently issued or that may be issued in the future. In the event that a third party has also filed a patent application for one of our drug candidates or for a similar invention, our application could be treated as a competing application and ultimately not be granted. Furthermore,

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pending patent applications that have already been published may later be amended, subject to certain limitations, to cover our products or their uses.

If a third party asserts a patent infringement claim against us, even if we believe such a claim is without merit, a court of competent jurisdiction may determine that the patents at issue are valid, enforceable and infringed. Holders of such patents could then block us from commercializing the affected product unless we obtained a license from them, or until the patents expire or are held to be invalid or unenforceable. Similarly, if a court determines that third-party patents cover any aspect of our compositions, formulations, or methods of treatment, prevention or use, the rights holders could prevent us from developing or commercializing the applicable product unless we secure a license or until the relevant patents expire or are invalidated. Defending against such claims could cause us to incur significant legal expenses, and if infringement were found, we could be required to pay substantial damages. These damages could include enhanced damages and attorneys’ fees if the infringement were deemed willful.

To resolve or avoid potential claims regarding third-party intellectual property, we may choose or be compelled to seek licenses and pay fees, royalties or both, which could be substantial. These licenses may not be available on acceptable terms, or may not be available at all. Even if available, licenses may be nonexclusive, meaning our competitors could also gain access to the same intellectual property. Ultimately, if we are unable to secure necessary licenses on reasonable terms, we could be prevented from commercializing a drug candidate, or we could be required—by court order or otherwise—to modify or cease some or all aspects of our operations. In addition, we could be held liable for significant damages as a result of third-party intellectual property claims.

Any adverse result in intellectual property litigation could put one or more of our rights at risk of being invalidated or narrowed. Even if we are successful, litigation may impose substantial costs and distract our management and employees from day-to-day operations. Moreover, the extensive discovery required in such proceedings increases the risk that our confidential information may be disclosed. Interim rulings or public announcements regarding such litigation could also negatively affect market perception. If [REDACTED] securities analysts, or the public view these developments as unfavorable, or perceive that the existence or continuation of such cases creates uncertainty regarding our ability to sustain or grow product sales, the [REDACTED] of our Shares could be adversely affected. There is no assurance that our drug candidates will not face such risks in the future.

We enjoy only limited geographical protection with respect to certain patents and may not be able to protect our intellectual property rights throughout the world.

Filing and prosecuting patent applications and defending patents covering our drug candidates in all countries throughout the world could be prohibitively expensive. Competitors may use our and our licensors’ technologies in jurisdictions where we have not obtained patent protection to develop their own drug candidates and, further, may export otherwise infringing drug candidates to territories, where we and our licensors have patent protection, but enforcement rights are not as strong as that in the United States or Europe. These drug candidates may compete with our drug candidates, and our and our licensors’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws or rules and regulations in the United States and Europe, and many companies have encountered significant

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difficulties in protecting and defending such rights in such jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing drug candidates in violation of our proprietary rights generally. Proceedings to enforce our patent rights in other jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing as patents, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. Furthermore, while we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our drug candidates. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our drug candidates in all of our expected significant foreign markets. If we or our licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions.

Some countries also have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In those countries, the patent owner may have limited remedies, which could materially diminish the value of such patents. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired.

Intellectual property rights do not necessarily protect us from all potential threats to our competitive advantages.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•	others may be able to make compounds that are similar to our drug candidates but which are not covered by the claims of the patents that we own or have exclusively licensed;

•

we might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or may in the future exclusively license, which could result in the patents applied for not being issued or being invalidated after issuing;

•	we might not have been the first to file patent applications covering certain of our inventions, which could result in the patents applied for not being issued or being invalidated after issuing;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that our pending patent applications will not lead to issued patents;

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•

issued patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors or other third parties;

•

we may obtain patents for certain compounds many years before we receive regulatory approval for drugs containing such compounds, and because patents have a limited life, which may begin to run prior to the commercial sale of the related drugs, the commercial value of our patents may be limited;

•

our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive drugs for commercialization in our major markets;

•	we may fail to develop additional proprietary technologies that are patentable;

•	we may fail to apply for or obtain adequate intellectual property protection in all the jurisdictions in which we operate;

•	third parties may gain unauthorized access to our intellectual property due to potential lapses in our information systems; and

•	the patents of others may have an adverse effect on our business, for example by preventing us from commercializing one or more of our drug candidates for one or more indications.

Any of the aforementioned threats to our competitive advantage could have a material adverse effect on our business and future prospects.

Our rights to develop and commercialize our drug candidates are subject, in part, to the terms and conditions of licenses granted to us by others.

We rely on licenses to certain patent rights and other intellectual property from third parties that are important or necessary to the development of our drug candidates. These and other licenses may not provide exclusive rights to use such intellectual property in all relevant fields of use and in all territories in which we may wish to develop or commercialize our drug products. As a result, we may not be able to prevent competitors from developing and commercializing competitive drug products in territories included in all of our licenses.

We may not have the right to control the preparation, filing, prosecution, maintenance, enforcement, and defense of patents and patent applications covering the drug candidates that we license from third parties. Moreover, we have not had and do not have primary control over these activities for certain of our patents or patent applications and other intellectual property rights that we jointly own with certain of our licensors and sub-licensors. Therefore, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business. If our licensors fail to prosecute, maintain, enforce and defend such patents, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our drugs that are subject of such licensed rights could be adversely affected.

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Pursuant to the terms of the license agreements with some of our licensors, the licensors may have the first right to control enforcement of our licensed patents or defense of any claims asserting the invalidity or unenforceability of these patents. Even if we are permitted to pursue the enforcement or defense of our licensed patents, we will require the cooperation of our licensors and any applicable patent owners and such cooperation may not be provided to us. We cannot be certain that our licensors will allocate sufficient resources or prioritize their or our enforcement of such patents or defense of such claims to protect our interests in the licensed patents. Even if we are not a party to these legal actions, an adverse outcome could harm our business because it might prevent us from continuing to license intellectual property that we may need to operate our business. If we lose any of our licensed intellectual property, our right to develop and commercialize any of our drug candidates that are subject of such licensed rights could be adversely affected.

In addition, our licensors may have relied on third-party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents we in-license. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

In spite of our best efforts, our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize drug products covered by these license agreements. If such licenses are terminated, we may be required seek alternative in-license arrangements, which may not be available on commercially reasonable terms or at all, or may be non-exclusive. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, we may need to modify or cease the development, manufacture, and commercialization of one or more of our drug candidates and competitors would have the freedom to seek regulatory approval of, and to market, products identical to ours. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties (potentially including our competitors) to receive licenses to a portion of the intellectual property that is subject to our existing licenses. Any of these events could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could be required to pay monetary damages or could lose license rights that are important to our business.

Under each of our license and intellectual property-related agreements, in exchange for licensing or sublicensing us the right to develop and commercialize the applicable drug candidates, our licensors will be eligible to receive from us milestone payments, tiered royalties from commercial sales of such drug candidates, assuming applicable approvals from government authorities are obtained, or other payments. Our license and intellectual property-related agreements also require us to comply with other obligations including development and diligence obligations, providing certain information regarding our activities with

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respect to such drug candidates and/or maintaining the confidentiality of information we receive from our licensors.

If we fail to comply with our obligations under our current or future license agreements, our counterparties may have the right to terminate these agreements and, upon the effective date of such termination, have the right to re-obtain the licensed and sub-licensed technology and intellectual property. If any of our licensors terminate any of our licenses, we might not be able to develop, manufacture or market any drug or drug candidate that is covered by the licenses provided for under these agreements and other third parties may be able to market drug candidates similar or identical to ours. In such case, we may have to negotiate new or reinstated agreements with less favorable terms, and may be required to provide a grant back license to the licensors under our own intellectual property with respect to the terminated products. We may also face claims for monetary damages or other penalties under these agreements. While we would expect to exercise all rights and remedies available to us, including seeking to cure any breach by us, and otherwise seek to preserve our rights under the intellectual property rights licensed and sublicensed to us, we may not be able to do so in a timely manner, at an acceptable cost or at all. In particular, some of the milestone payments are payable upon our drug candidates reaching development milestones before we have commercialized, or received any revenue from, sales of such drug candidate, and we cannot guarantee that we will have sufficient resources to make such milestone payments. Any uncured, material breach under the license agreements could result in our loss of exclusive rights and may lead to a complete termination of our rights to the applicable drug candidate. Any of the foregoing could have a material adverse effect on our business, financial conditions, results of operations and prospects.

It is possible that we may be unable to obtain any additional licenses at a reasonable cost or on reasonable terms, if at all. Certain license agreements may also require us to meet development thresholds to maintain the license, including establishing a set timeline for developing and commercializing products. Disputes may arise regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which our technology and processes infringe, misappropriate or violate intellectual property of the licensor that is not subject to the license agreement;

•	the sublicensing of patent and other rights under our collaborative development relationships;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technology.

In addition, the agreements under which we license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the intellectual property or technology, or increase what we believe to be our financial or other obligations under the agreements, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if

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disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected drug candidates, which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, if our licensors breach the license agreements, we may not be able to enforce such agreements against our licensors’ parent entity or affiliates.

If we do not obtain additional protection under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Amendments”) and similar legislation in other countries extending the terms of our patents, if issued, relating to our drug candidates, our business may be materially harmed.

Depending upon the timing, duration and specifics of FDA regulatory approval for our drug candidates, one or more of our U.S. patents, if issued, may be eligible for limited patent term restoration under the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent term extension of up to five years as compensation for patent term lost during drug development and the FDA regulatory review process. Patent term extensions, however, cannot extend the remaining term of a patent beyond a total of 14 years from the date of drug approval by the FDA, and only one patent can be extended for a particular drug.

The application for patent term extension is subject to approval by the United States Patent and Trademark Office, in conjunction with the FDA. We may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain a patent term extension for a given patent or the term of any such extension is less than we request, the period during which we will have the right to exclusively market our drug will be shortened and our competitors may obtain earlier approval of competing drugs, and our ability to generate revenues could be materially adversely affected.

RISKS RELATING TO GOVERNMENT REGULATIONS

All material aspects of the research, development, manufacturing and commercialization of biopharmaceutical products are heavily regulated. Any failure to comply with applicable regulations and industry standards or obtain various licenses and permits could harm our reputation and our business, results of operations and prospects.

A number of governmental agencies or industry regulatory bodies in the United States and other applicable jurisdictions impose strict rules, regulations and industry standards governing biopharmaceutical research and development activities, which apply to us. Our or our CROs’ failure to comply with such regulations could result in the termination of ongoing research, administrative penalties imposed by regulatory bodies or the disqualification of data for submission to regulatory authorities. This could harm our business, reputation, prospects for future work and results of operations. For example, if we or our CROs were to treat research animals inhumanely or in violation of international standards set out by the

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Association for Assessment and Accreditation of Laboratory Animal Care, it could revoke any such accreditation and the accuracy of our animal research data could be questioned.

The regulatory approval processes of the FDA and other comparable regulatory authorities are time-consuming and may evolve over time. If we are ultimately unable to obtain regulatory approvals for our drug candidates, our business will be substantially harmed.

The time required to obtain the approval of the FDA and other comparable regulatory authorities is inherently uncertain and depends on numerous factors, including the substantial discretion of the regulatory authorities. Generally, such approvals take many years to obtain following the commencement of preclinical studies and clinical trials. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a drug candidate’s clinical development and may vary among jurisdictions.

Our drug candidates could fail to receive the regulatory approval of the FDA or a comparable regulatory authority for many reasons, including:

•	disagreement with the design or implementation of our clinical trials;

•	failure to demonstrate that a drug candidate is safe and effective for its proposed indication;

•	failure of our clinical trial results to meet the level of statistical significance required for approval;

•	failure of our clinical trial process to pass good clinical practice inspections;

•	failure to demonstrate that a drug candidate’s clinical and other benefits outweigh its safety risks;

•	disagreement with our interpretation of data from preclinical studies or clinical trials;

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insufficient data collected from the clinical trials of our drug candidates to support the submission and filing of a new drug application, biologics license application or other submissions or to obtain regulatory approval;

•	failure of our drug candidates to pass current good manufacturing practice, inspections during the regulatory review process or across the production cycle of our drug;

•	failure of our clinical sites to pass audits carried out by the FDA or other comparable regulatory authorities, resulting in a potential invalidation of our research data;

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findings by the FDA or other comparable regulatory authorities of deficiencies related to our manufacturing processes or the facilities of third-party manufacturers with whom we contract for clinical and commercial supplies;

•	changes in approval policies or regulations that render our preclinical and clinical data insufficient for approval; and

•	failure of our clinical trial process to keep up with any scientific or technological advancements required by approval policies or regulations.

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The FDA or a comparable regulatory authority may require more information, including additional preclinical or clinical data, to support approval, which may delay or prevent approval and our commercialization plans. Even if we were to obtain approval, regulatory authorities may approve any of our drug candidates for fewer or more limited indications than we request, grant approval contingent on the performance of costly post- marketing clinical trials, or approve a drug candidate with an indication that is not desirable for the successful commercialization of that drug candidate. Any of the foregoing scenarios could materially harm the commercial prospects of our drug candidates.

Even if we receive regulatory approval for our drug candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expenses. We may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our drug candidates.

If the FDA or a comparable regulatory authority approves any of our drug candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the drug will be subject to extensive and ongoing regulatory requirements on pharmacovigilance. These requirements include submissions of safety and other post-marketing information and reports, registration, random quality control testing, adherence to any chemistry, manufacturing and controls, variations, continued compliance with current good manufacturing practice, and good clinical practices and potential post-approval studies for the purposes of license renewal.

Any regulatory approvals that we receive for our drug candidates may also be subject to limitations on the approved indicated uses for which the drug may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing studies, including Phase 4 studies for the surveillance and monitoring of the safety and efficacy of the drug.

In addition, once a drug is approved by the FDA or a comparable regulatory authority for marketing, it is possible that there could be a subsequent discovery of previously unknown problems with the drug, including problems with third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements. If any of the foregoing occurs with respect to our drug products, it may result in, among other things:

•	restrictions on the marketing or manufacturing of the drug, withdrawal of the drug from the market, or voluntary or mandatory drug recalls;

•	fines, warning letters or holds on our clinical trials;

•	refusal by the FDA or comparable regulatory authorities to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of drug license approvals;

•	refusal by the FDA or comparable regulatory authorities to accept any of our other IND approvals, new drug applications or biologics license applications;

•	refusal of government contracts, exclusion from participation in federal healthcare programs or similar programs, or debarment;

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•	drug seizure or detention, or refusal to permit the import or export of drugs; and

•	injunctions or the imposition of civil, administrative or criminal penalties.

Any government investigation of alleged violations of law could require us to expend significant time and resources and could generate negative publicity. Moreover, regulatory policies may change or additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our drug candidates. If we are not able to maintain regulatory compliance, we may lose the regulatory approvals that we have already obtained and may not achieve or sustain profitability, which in turn could significantly harm our business, financial condition and prospects.

Current and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our drug candidates and affect the prices we may obtain.

In the United States and certain other jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our drug candidates, restrict post-approval activities and affect our ability to sell profitably any drug candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, principal investigators, consultants, customers and third-party payors may expose us to broadly applicable fraud and abuse and other healthcare laws. Failure to comply with such laws could subject us to significant civil, criminal and administrative penalties.

Further, in the United States and elsewhere there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States for example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, (collectively, the “ACA”) was passed, which intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Further, on August 16, 2022, the Inflation Reduction Act of 2022 (“IRA”), was signed into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program.

In addition, the IRA, among other things, (i) directs the Secretary of the U.S. Department of Health and Human Services (“HHS”), to negotiate the price of certain high-expenditure, single-source drugs that have been on the market for at least seven years and biologics that have been on the market for at least 11 years covered under Medicare Part B and Medicare Part D, and subjects drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” under the law (the “Medicare Drug Negotiation Program”), and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions began to take effect progressively in fiscal year 2023. On August 15, 2024, HHS announced the agreed-upon prices of the first 10 drugs that were subject to price negotiations, although the Medicare Drug Price Negotiation Program is currently subject to legal challenges. On January 17, 2025,

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HHS selected 15 additional products covered under Part D negotiation in 2025. Each year thereafter more Part B and Part D products will become subject to the Medicare Drug Price Negotiation Program.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, particularly in light of the recent U.S. Presidential and Congressional elections, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals, if any, of our drug candidates may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing conditions and other requirements.

As we engage in collaborations worldwide, including conducting clinical trials globally, we may be exposed to specific risks of conducting our business and operations in international markets.

Markets outside of the United States form an important component of our growth strategy, as we conduct certain of our clinical trials outside of the United States. If we fail to obtain applicable licenses or fail to enter into strategic collaboration arrangements with third parties in these markets, or if these collaboration arrangements turn out unsuccessful, our revenue-generating growth potential will be adversely affected.

Moreover, international business relationships subject us to additional risks that may materially adversely affect our ability to attain or sustain profitable operations, including:

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efforts to enter into collaboration or licensing arrangements with third parties in connection with our international sales, marketing and distribution efforts may increase our expenses or divert our management’s attention from the acquisition or development of drug candidates;

•	changes in a specific country’s or region’s political and cultural climate or economic condition;

•	differing regulatory requirements for drug approvals and marketing internationally;

•	difficulty of effective enforcement of contractual provisions in local jurisdictions;

•	potentially reduced protection for intellectual property rights;

•	potential third-party patent rights;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	economic weakness, including inflation or political instability;

•	compliance with tax, employment, immigration and labor laws for employees traveling or domiciled abroad;

•	the effects of applicable local tax structures and potentially adverse tax consequences;

•	currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incidental to doing business in another country;

•	workforce uncertainty and labor unrest;

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the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from an international market with low or lower prices rather than buying them locally;

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failure of our employees and contracted third parties to comply with Office of Foreign Assets Control rules and regulations and the Foreign Corrupt Practices Act of the United States, and other applicable rules and regulations;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including earthquakes, volcanoes, typhoons, floods, hurricanes and fires.

These and other risks may materially adversely affect our ability to attain or sustain revenue from international markets.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are or will be subject to rules and regulations by various governing bodies, including, for example, the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in the United States, the Cayman Islands and China, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

If we or our CROs or other contractors or consultants fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material and adverse effect on the success of our business.

We and third parties, such as our CROs or other contractors or consultants, are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and radioactive and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

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Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of or exposure to hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage, use or disposal of biological, hazardous or radioactive materials.

In addition, we may be required to incur substantial costs to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Any failure to comply with the various applicable laws and regulations related to data security, cybersecurity and personal information and privacy protection could lead to liabilities, penalties or other regulatory actions, which could have a material and adverse effect on our business, financial condition and results of operations.

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal information worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Regulatory authorities in virtually every jurisdiction in which we operate have implemented and are considering a number of legislative and regulatory proposals concerning personal data protection.

In the United States, we are subject to laws and regulations that address privacy, personal information protection and data security at both the federal and state levels. Numerous laws and regulations, including security breach notification laws, health information privacy laws, and consumer protection laws, govern the collection, use, disclosure and protection of health-related and other personal information. Given the variability and evolving state of these laws, we face uncertainty as to the exact interpretation of the new requirements, and we may be unsuccessful in implementing all measures required by regulators or courts in their interpretation. For example, the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, “HIPAA”), and their respective implementing regulations, imposes requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, the HIPAA, through its implementing regulations, makes certain of privacy and security standards directly applicable to business associates, defined as a person or organization, other than a member of a covered entity’s workforce, that creates, receives, maintains or transmits protected health information for or on behalf of a covered entity for a function or activity regulated by the HIPAA as well as their covered subcontractors.

In the past few years, numerous U.S. states-including California, Virginia, Colorado, Connecticut, and Utah-have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These

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state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 (“CPRA”) (collectively, “CCPA”) applies to personal data of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines of up to US$7,500 per intentional violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. These developments further complicate compliance efforts and increase legal risk and compliance costs for us and the third parties upon whom we rely. We may be subject to new laws governing the privacy of consumer health data. For example, Washington’s My Health My Data Act broadly defines consumer health data, places restrictions on processing consumer health data (including imposing stringent requirements for consents), provides consumers certain rights with respect to their health data, and creates a private right of action to allow individuals to sue for violations of the law. Other states are considering and may adopt similar laws. Additionally, under various privacy laws and other obligations, we may be required to obtain certain consents to process personal data. For example, some of our data processing practices may be challenged under wiretapping laws, if we obtain consumer information from third parties through various methods, including chatbot and session replay providers, or via third-party marketing pixels. These practices may be subject to increased challenges by class action plaintiffs. Our inability or failure to obtain consent for these practices could result in adverse consequences, including class action litigation and mass arbitration demands.

In Europe, regulatory authorities have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, the General Data Protection Regulation (EU) 2016/679 (“GDPR”) imposes a broad range of strict requirements on companies, such as us, including requirements relating to having legal bases for processing personal information relating to identifiable individuals and transferring such information outside the European Economic Area (including to the United States) and providing details to those individuals regarding the processing of their personal information, keeping personal information secure. The GDPR substantially increases the penalties to which we could be subject in the event of any non-compliance, including fines of up to 10,000,000 Euros or up to 2% of our total worldwide annual turnover for certain comparatively minor offenses, or up to 20,000,000 Euros or up to 4% of our total worldwide annual turnover for more serious offenses. We face uncertainty as to the exact interpretation of the new requirements, and we may be unsuccessful in implementing all measures required by data protection authorities or courts in interpretation of the new law. National laws of member states of the European Union are in the process of being adapted to the requirements under the General Data Protection Regulation (EU) 2016/679. Because the General Data Protection Regulation (EU) 2016/679 specifically gives member states flexibility with respect to certain matters, national laws may partially deviate from this regulation and impose different obligations from country to country, leading to additional complexity and uncertainty.

Our employees and personnel may use generative AI technologies to perform their work, and the disclosure and use of personal data in generative AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating generative AI. Our use of this technology could result in additional compliance costs, regulatory

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investigations and actions, and lawsuits. If we are unable to use generative AI, it could make our business less efficient and result in competitive disadvantages.

We may use AI/Machine Learning (“ML”) to assist us in making certain decisions, which is regulated by certain privacy laws. Due to inaccuracies or flaws in the inputs, outputs, or logic of the AI/ML, the model could be biased and could lead us to make decisions that could bias certain individuals (or classes of individuals), and adversely impact their rights, employment, and ability to obtain certain pricing, products, services, or benefits.

We expect that we will continue to face uncertainty as to whether our efforts to comply with evolving obligations under global data protection, privacy and security laws will be sufficient. Any failure or perceived failure by us to comply with applicable laws and regulations could result in reputational damage or proceedings or actions against us by governmental entities, individuals or others. These proceedings or actions could subject us to significant civil or criminal penalties and negative publicity, result in the delayed or halted transfer or confiscation of certain personal information, require us to change our business practices, increase our costs and materially harm our business, prospects, financial condition and results of operations. In addition, our current and future relationships with customers, vendors, pharmaceutical partners and other third parties could be negatively affected by any proceedings or actions against us or current or future data protection obligations imposed on them under applicable laws, including the GDPR. In addition, a data breach affecting personal information, including health information, could result in significant legal and financial exposure and reputational damage that could potentially have an adverse effect on our business.

We may be restricted from transferring our scientific data outside of PRC.

On March 17, 2018, the General Office of the PRC State Council promulgated the Measures for the Management of Scientific Data, which provide a broad definition of scientific data and rules for the management of scientific data. According to these measures, enterprises in China must seek governmental approval before any scientific data involving a state secret may be transferred abroad or to foreign parties. Further, any researcher conducting research funded, at least in part, by the PRC government is required to submit scientific data for management by the entity to which such researcher is affiliated before the data may be published in any foreign academic journal. Currently, as the term “state secret” is not clearly defined, there is no assurance that we can always obtain approvals for sending scientific data (such as the results of clinical trials conducted within China) abroad, or to our foreign partners in China.

If we are unable to obtain the necessary approvals in a timely manner, or at all, our research and development of drug candidates may be hindered, which may materially and adversely affect our business, results of operations, financial conditions and prospects. If the government authorities consider the transmission of our scientific data to be in violation of the requirements under the measures, we may be subject to specific administrative penalties imposed by those government authorities.

Changes in international trade policies and rising political tensions, particularly between the United States and China, may adversely impact our business and operating results.

The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China, especially considering recent statements and actions

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of the Trump administration and China’s reaction to such statements and actions. Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies.

While we have not started the commercialization of our drug candidates, any rising trade and political tensions or unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our drug products, the competitive position of our drug products, the hiring of scientists and other research and development personnel, and import or export of raw materials in relation to drug development, or prevent us from selling our drug products in certain countries. In particular, if any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, especially, if the U.S. government continues to take retaliatory trade actions due to the recent U.S.-China trade and political tension or imposes additional tariffs on goods imported from other countries, such as the EU, such changes could have an adverse effect on our business, financial condition and results of operations. In addition, our results of operations could be adversely affected if any such tensions or unfavorable government trade policies harm the Chinese economy or the global economy in general.

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition, or results of operations.

New tax laws, statutes, rules, regulations, or ordinances could be enacted at any time. Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted differently, changed, repealed, or modified at any time. Any such enactment, interpretation, change, repeal, or modification could adversely affect us, possibly with retroactive effect. In particular, changes in corporate tax rates, the realization of net deferred tax assets, the taxation of income, including foreign earnings, and the deductibility of expenses could have a material impact on our financial position, including the value of our deferred tax assets, result in significant one-time charges, increase our future tax expenses, reduce net returns to our shareholders, and increase the complexity, burden, and cost of tax compliance.

Governmental regulations on currency exchange may affect us.

The conversion of Renminbi into foreign currencies and, in certain cases, the remittance of funds into and out of China are subject to foreign exchange regulations. Under current PRC foreign exchange rules, payments under current account items, such as profit distributions, trade-related and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from SAFE, provided that certain procedural requirements are satisfied. However, approval from, or registration with, the relevant government authorities is required when Renminbi is to be converted into foreign currency and remitted outside of China to cover capital account items, such as the repayment of foreign currency–denominated loans.

In July 2014, SAFE issued the Circular on Foreign Exchange Administration of Offshore Investment, Financing and Round-Trip Investment by Domestic Residents via Special Purpose Vehicles (《國家外匯管理局關於境內居民通過特殊目的公司境外投融資及返程投資外匯管理有關問題的通知》 ) (“Circular 37”). Circular 37 requires PRC residents—including PRC individuals, PRC enterprises, and foreign individuals

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habitually residing in the PRC for economic purposes—to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. It also requires registered PRC residents to amend their SAFE registration in the event of changes to the basic information of an offshore special purpose vehicle (such as changes to its name or operational term), or in the event of significant changes regarding a PRC shareholder (such as increases or decreases in capital contributions, share transfers or exchanges, or corporate mergers or divisions). Circular 37 therefore applies to our PRC resident shareholders. If these shareholders fail to complete the required registration or update their existing registrations, our PRC subsidiaries could be prohibited from distributing profits or the proceeds from capital reductions, share transfers or liquidations to us, and we could be barred from making additional capital contributions into our PRC subsidiary.

In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment (《關於進一步簡化和改進直接投資外匯管理政策的通知》 ) (“Notice 13”), which became effective in June 2015 and was further amended on December 30, 2019. Notice 13 delegates the registration of inbound and outbound direct investment transactions, including those required under Circular 37, from SAFE to qualified banks. Under this regime, qualified banks review and process the registrations directly under the supervision of SAFE.

We cannot assure you that all of our shareholders who are PRC residents will comply with the registration or amendment procedures required under these regulations on a timely basis, or at all. Any failure or inability of our PRC resident shareholders to comply with these requirements may subject us to fines or other legal sanctions. Moreover, noncompliance with the foreign exchange registration requirements described above may be deemed an attempt to circumvent PRC foreign exchange restrictions, which could result in liability under PRC law. Consequently, our business operations, our ability to make additional capital contributions to our PRC subsidiary, and our capacity to distribute profits to our shareholders could be materially and adversely affected.

Some subsidiaries may be classified as the “PRC resident enterprise” for PRC enterprise income tax purposes and our income may be subject to PRC tax under the relevant PRC laws.

Under the PRC Enterprise Income Tax Law (the “EIT Law”) and its implementation rules, an enterprise incorporated outside of the PRC but with its “de facto management body” located within the PRC is classified as a PRC “resident enterprise” and is subject to enterprise income tax on its worldwide income at a rate of 25%. The implementation rules define a “de facto management body” as the body that exercises comprehensive and substantial control over, and overall management of, the enterprise’s business, production, personnel, accounts and assets. On April 22, 2009, the State Administration of Taxation (“SAT”) issued SAT Circular 82, Notice from the State Taxation Administration on Issues Concerning the Determination of Overseas-Registered Chinese-Controlled Enterprises as Resident Enterprises Based on the Standard of Actual Management Institution (《國家稅務總局關於境外註冊中資控股企業依據實際管理機構標準認定為居民企業有關問題的通知》 ), effective retroactively from January 1, 2008 and most recently amended on December 29, 2017, which provides detailed criteria for determining whether the “de facto management body” of an offshore enterprise controlled by PRC enterprises or PRC enterprise groups is located in the PRC. While SAT Circular 82 expressly applies only to offshore enterprises controlled by PRC enterprises or groups, and not to those controlled by PRC individuals or foreign investors, the criteria it sets

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out may reflect the SAT’s general approach to interpreting “de facto management body” for all offshore enterprises.

According to SAT Circular 82, an offshore enterprise controlled by a PRC enterprise or enterprise group will be considered a PRC tax resident if all of the following conditions are met: (i) the primary location of senior management and the departments responsible for day-to-day operational management is in the PRC; (ii) major decisions relating to the enterprise’s financial and human resources matters are made in or subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s core assets, accounting books and records, company seals, and minutes and resolutions of its board and shareholders’ meetings are located or maintained in the PRC; and (iv) at least half of its directors with voting rights or senior executives habitually reside in the PRC.

The ultimate determination of an enterprise’s tax residency lies with the PRC tax authorities, and there remains uncertainty in how the concept of “de facto management body” will be applied in practice. If the PRC tax authorities were to determine that we are a PRC resident enterprise, we would be subject to PRC enterprise income tax on our global income at the 25% rate. In addition, we would be required to withhold a 10% tax on dividends paid to shareholders that are non-resident enterprises, including holders of our Shares and/or ADSs, unless a lower rate applies under a tax treaty or similar arrangement between the PRC and the jurisdiction of incorporation of the relevant shareholder. Furthermore, if the gains realized by non-PRC shareholders from the sale or other disposition of our Shares and/or ADSs are deemed to be derived from the PRC, such gains could be subject to PRC tax at a rate of 10% for non-PRC enterprise shareholders and 20% for non-PRC individual shareholders, in each case subject to the terms of applicable tax treaties. It is uncertain whether non-PRC shareholders would be able to benefit from tax treaties between their country of residence and the PRC if we were treated as a PRC resident enterprise. Imposition of such taxes could materially reduce the returns on your [REDACTED] in our Shares and/or ADSs.

Dividends from PRC subsidiary are subject to PRC regulations governing profit distributions by domestic enterprises to overseas parent companies, which may restrict or delay the transfer of funds from PRC subsidiary to offshore holding companies.

We are a Cayman Islands holding company and depend on dividends and other distributions of equity from our PRC subsidiary to satisfy our cash requirements, including the funds needed to pay dividends and other cash distributions to our shareholders, as well as to service any debt we may incur outside of the PRC. Under existing PRC regulations, our PRC subsidiary may pay dividends only from their accumulated after-tax profits, determined in accordance with Chinese accounting standards and regulations and after satisfaction of all relevant statutory conditions and procedures. In addition, our PRC subsidiary is required to allocate at least 10% of its annual after-tax profits, if any, to statutory reserve funds until such reserves reach 50% of its registered capital. Once allocations to statutory reserves are made, a PRC subsidiary may, subject to approval of its shareholders, allocate additional after-tax profits to discretionary reserve funds. Pursuant to the PRC Company Law, a company may not distribute profits until prior years’ losses have been offset and the required allocations to statutory reserves have been made.

Furthermore, if our PRC subsidiary were to incur debt in the future, the terms of the financing instruments governing such debt may limit their ability to declare dividends or make other distributions to

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us. Accordingly, legal and contractual restrictions on the ability of our PRC subsidiary to distribute dividends or otherwise transfer funds to us may significantly delay or restrict our access to cash generated by these entities. Any such limitations could materially and adversely affect our ability to fund operations, pursue growth initiatives, make strategic investments or acquisitions, or pay dividends to our shareholders.

RISKS RELATING TO OUR OPERATIONS

Our future success depends on our ability to attract, retain and motivate senior management, qualified medical professionals and scientific employees. Failure to retain talent will pose risk to our business success.

We are highly dependent on the expertise of the members of our research and development team, as well as the principal members of our management. We have entered into employment agreements with certain of our executive officers, but each of them may terminate their employment with us at any time with prior written notice. In addition, we currently do not have “key-man” insurance for any of our executive officers or other key personnel.

Recruiting, retaining and motivating qualified management, scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. We have recently experienced significant changes in our management and board of directors. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Further, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize drugs. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous biopharmaceutical companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, our management may need to devote additional time to compliance initiatives stemming from our status as a public company, potentially necessitating the recruitment of more management personnel. These changes in our management may be disruptive to our business and, during the transition period, there may be uncertainty among [REDACTED], employees and others concerning our future direction and performance. Any such disruption or uncertainty could have a material adverse effect on our business, financial condition, results of operations and our reputation.

We may not be able to maintain effective quality control over our drug products.

The quality of our products, including drug candidates used in research and development, largely depends on the robustness of our quality control systems. These, in turn, are influenced by factors such as the production processes employed, the reliability of equipment used, the performance of the CDMOs we engage, and our ability to ensure their compliance with our quality systems. We cannot guarantee that our quality control systems will consistently prevent or address deviations from our standards, or that our standard operating procedures will remain fully complete and up to date. Any material breakdown or deterioration in these systems could render our products unsuitable for use, create deficiencies in process

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audits, or damage our reputation and relationships with partners. Such events could materially and adversely affect our business, financial condition and results of operations.

If we fail to effectively manage our anticipated growth or execute on our growth strategies, our business, financial condition, results of operations and prospects could suffer.

Our future financial performance and our ability to commercialize our drug candidates will also depend in part on how effectively we manage our growth. In pursuing our long-term development strategies, our management may need to divert considerable time and attention away from routine operations. See “Business — Our Development Strategies.” Executing these strategies has placed, and will continue to place, significant demands on our capital and other resources. In addition, managing our growth will require us to continue identifying and developing promising drug candidates in the competitive global and PRC biopharmaceutical markets, to coordinate and integrate any new facilities and teams we establish, to recruit and train personnel successfully, and to maintain robust financial, management and quality control systems.

Each of these initiatives will demand substantial management focus and effort, and additional expenditures. If we do not expand at the pace we expect, we may face capacity constraints in the future that could negatively affect our business and financial condition. We cannot assure you that we will be able to successfully implement our growth strategies or manage our future expansion effectively and efficiently. Failure to do so could materially and adversely limit our ability to capture new business opportunities, which in turn could have a material adverse impact on our business, financial condition, results of operations and prospects.

We face risks associated with the divestiture of our Greater China assets and business operations to TJBio Hangzhou.

On February 6, 2024, we entered into definitive agreements to divest our Greater China assets and business operations, including the rights to the Greater China portfolio, to TJBio Hangzhou for an aggregate consideration of the RMB equivalent of up to US$80 million, contingent on the achievement of certain future regulatory and sales-based milestone events. The divestiture transaction was closed in April 2024. After the completion of the divestiture, we do not own any rights to the Greater China portfolio, including the Greater China rights for eftansomatropin alfa, felzartamab, uliledlimab, and givastomig. We no longer bear future development costs of the Greater China assets and business operations. As a result of the divestiture, we have ceased to consolidate the divested entity, assets and businesses as well as their corresponding financial results from the second quarter of 2024. In light of that, our financial condition and results of operations have been materially affected and our historical results will not be indicative of future financial condition or results of operations.

There is no assurance that we may achieve anticipated strategic benefits through the divestiture. We may experience negative reactions as a result of the divestiture. There is no assurance that we will be able to collect part or all of the contingent consideration upon the occurrence of triggering events or potential royalties. Moreover, we cannot assure our investors that the divestiture will not be challenged by governmental authorities or private parties. We may be subject to claims, liabilities, litigation or other

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proceedings in connection with, or as a result of the divestiture, which may divert resources and management attention and harm our reputation, and may subject us to significant consequences, including fines, indemnification of the buyers and reversal of the divestiture.

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute the value of your [REDACTED] in our Shares, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

We may evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	the assumption of additional indebtedness or contingent liabilities;

•	the issuance of our equity securities;

•	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

•	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;

•	retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

•	risks and uncertainties associated with the assimilation of operations, corporate culture and personnel of the acquired business;

•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and its existing drugs or drug candidates and regulatory approvals;

•

our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs; and

•	changes in accounting principles relating to recognition and measurement of our investments that may have a significant impact on our financial results.

In addition, if we undertake acquisitions, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition opportunities and this inability could impair our ability to develop or obtain access to technology or products that may be important to the development of our business.

We may be subject to material litigation and regulatory proceedings.

We may be subject to litigation relating to securities law class actions, third-party and principal intellectual property infringement claims, claims relating to data and privacy protection, contractual

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agreements, employment or labor related disputes and other matters in the ordinary course of our business. Our success depends in part on our ability to hire, train, retain and motivate our employees. We may be involved in disputes with our current or former employees from time to time, which may result in disruption of our production and operations, and adversely affect our business and results of operations. In addition, laws, rules and regulations may vary in their scope and laws and regulations outside the United States may impose requirements that are more stringent than, or which conflict with, those in the United States. We have acquired and may acquire companies that may become subject to litigation, as well as regulatory proceedings. In connection with our prior investment in TJBio Hangzhou, we through I-Mab Biopharma Hong Kong Limited (“I-Mab Hong Kong”) were obligated to repurchase the equity held by any then-existing shareholder in TJBio Hangzhou by cash upon the occurrence of certain triggering events. In connection with the divestiture of our Greater China assets and business operations, we have transferred the equity interests we held in TJBio Hangzhou to certain participating shareholders of TJBio Hangzhou in exchange for extinguishment of the existing repurchase obligations owed by I-Mab Hong Kong to those shareholders in the amount of approximately US$183 million. However, certain non-participating shareholders of TJBio Hangzhou initiated legal proceedings against I-Mab Hong Kong and our Company in connection with the aforementioned transaction. On January 31, 2024, the non-participating shareholders of TJBio Hangzhou, commenced arbitration against I-Mab Hong Kong before China International Economic and Trade Arbitration Commission Zhejiang Sub-Commission. These non-participating shareholders sought monetary relief amounting to US$17.4 million as of January 29, 2024 in total and an order that I-Mab Hong Kong pay all arbitration fees and property preservation fees incurred by them. The arbitration proceedings were concluded and we settled with the non-participating shareholders in the second half of 2024. In addition, in connection with litigation or regulatory proceedings we may be subject to in various jurisdictions, we may be prohibited by laws, regulations or government authorities in one jurisdiction from complying with subpoenas, orders or other requests from courts or regulators of other jurisdictions, including those relating to data held in or with respect to persons in these jurisdictions. Our failure or inability to comply with the subpoenas, orders or requests could subject us to fines, penalties or other legal liability, which could have a material adverse effect on our reputation, business, results of operations and the trading price of our Shares and/or ADSs.

As a publicly listed company, we and certain of our subsidiaries face additional exposure to claims and lawsuits. We will need to defend against these lawsuits, including any appeals should our initial defense be successful. The litigation process may utilize a material portion of our cash resources and divert management’s attention away from the day-to-day operations of our company, all of which could harm our business. There can be no assurance that we will prevail in any of these cases, and any adverse outcome of these cases could have a material adverse effect on our reputation, business and results of operations. In addition, although we have obtained directors’ and officers’ liability insurance, the insurance coverage may not be adequate to cover our obligations to indemnify our directors and officers, fund a settlement of litigation in excess of insurance coverage or pay an adverse judgment in litigation.

The existence of litigation, claims, investigations and proceedings may harm our reputation, limit our ability to conduct our business in the affected areas and adversely affect the [REDACTED] price of our Shares and/or ADSs. The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any

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litigation, investigation or proceeding could cause us to pay damages, incur legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate.

We may be subject to liability lawsuits arising from our clinical trials.

We currently carry liability insurance covering our clinical trials. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or which is in excess of the limits of our insurance coverage. Our insurance policies also contain various exclusions, and we may be subject to particular liability claims for which we have no coverage. We will have to pay any amount awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. In addition, if we cannot successfully defend ourselves against such claims, we may incur substantial liabilities and be required to suspend or delay our ongoing clinical trials. Even a successful defense would require significant financial and management resources.

Regardless of the merits or eventual outcome, liability claims may result in significant negative consequences to our business and prospects, including:

•	decreased demand for our drug candidates or any resulting products;

•	injury to our reputation;

•	withdrawal of other clinical trial participants;

•	costs to defend the related litigation;

•	a diversion of our management’s time and resources;

•	substantial monetary awards to trial participants or patients;

•	inability to commercialize our drug candidates; and

•	a decline in the [REDACTED] of our Shares and/or ADSs.

Negative publicity with respect to us, our management, employees, business partners, affiliates, or our industry, may materially and adversely affect our reputation, business, results of operations and prospect.

Our reputation is vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Negative publicity about us, such as alleged misconduct or improper activities, or negative rumors relating to us, our management, employees, business partners or affiliates, can harm our business and results of operations, even if they are unsubstantiated or are satisfactorily addressed. Any regulatory inquiries or investigations or other actions against our management, any perceived unethical, fraudulent, or inappropriate business conduct by us or perceived wrong-doing by any key member of our management team or other employees, our business partners or our affiliates, could harm our reputation and materially adversely affect our business. Regardless of the merits or final outcome of any such regulatory inquiries or investigations or other actions, our reputation may be substantially damaged, which may impede our ability to attract and retain talents and business partners and develop our business.

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Any negative publicity concerning us or our affiliates, even if untrue, could damage our brand image or adversely affect our reputation and business prospects. In addition, following our name change from “I-Mab” to NovaBridge Biosciences, we may still be affected by negative publicity associated with the “I-Mab” name. Any negative publicity concerning entities that continue to use or share the “I-Mab” name, including the divested PRC subsidiaries, could be incorrectly attributed to us or otherwise adversely affect our reputation and business prospects.

Moreover, any negative media publicity about the biopharmaceutical industry in general or product or service quality problems of other companies in the industry, including our peers, may also negatively impact our reputation. If we are unable to maintain a good reputation, our ability to attract and retain key employees and business partners could be harmed which in turn may materially and adversely affect our business, results of operations and prospects.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk of fraud, misconduct or other illegal activities by our employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and negligent conduct that fails to:

•	comply with the laws of the FDA and other comparable regulatory authorities;

•	provide true, complete and accurate information to the FDA and other comparable regulatory authorities;

•	comply with manufacturing standards we have established;

•	comply with healthcare fraud and abuse laws in the United States and similar fraudulent misconduct laws in other applicable jurisdictions; or

•	report financial information or data accurately or to disclose unauthorized activities to us.

If we obtain approval of any of our drug candidates and begin commercializing those drugs in the United States or other applicable jurisdictions, our potential exposure under the laws of such jurisdictions will increase significantly and our costs associated with compliance with such laws are also likely to increase. These laws may impact, among other things, our current activities with principal investigators and research patients, as well as future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, false claims, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation.

It is not always possible to identify and deter misconduct by employees and other parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or

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unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

We are subject to governmental export and import controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in compliance with applicable laws. Compliance with these legal requirements could limit our ability to compete in foreign markets and subject us to liability if we violate them.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. The Outbound Investment Security Program may import certain of our activities. Exports of our drug candidates outside of the U.S. must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers.

In addition, changes in our drug candidates or changes in applicable export or import laws and regulations may create delays in the introduction, provision or sale of our drug candidates in international markets, prevent customers from using our drug candidates or, in some cases, prevent the export or import of our drug candidates to certain countries, governments or persons altogether. Any limitation on our ability to export, provide or sell our drug candidates could adversely affect our business, financial condition and results of operations.

Our business and results of operations could be adversely affected by public health crisis and natural catastrophes or other disasters outside of our control in the locations in which we, our suppliers, CROs, contract manufacturing organizations and other contractors operate.

Natural disasters, acts of war or terrorism, health epidemics, or other factors beyond our control may adversely affect the economy, infrastructure and livelihood of the people in the regions where we conduct our business. In addition to the impact of COVID-19, global pandemics in the locations in which we, our suppliers, CROs, contract manufacturing organizations and other contractors operate, or fear of spread of contagious diseases, such as avian influenza, severe acute respiratory syndrome (“SARS”), influenza A (“H1N1”), Ebola or another epidemic could disrupt the business operations of our company, our suppliers, CROs, contract manufacturing organizations and other contractors. Our operations may also be under the threat of floods, earthquakes, sandstorms, snowstorms, fire or drought, power, water or fuel shortages, failures, malfunction and breakdown of information management systems, unexpected maintenance or technical problems, or may be susceptible to potential wars or terrorist attacks. Serious natural disasters may result in loss of lives, injury, destruction of assets and disruption of our business and operations. Acts of war or terrorism may also injure our employees, cause loss of lives, disrupt our business network and destroy our markets.

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The occurrence of any of the foregoing events is beyond our control but may result in regional or global economic distress, which may materially and adversely affect our business, financial condition and results of operations.

We have limited insurance coverage, and any claims beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

We maintain insurance policies based on our assessment of our operational needs and industry practice. We also maintain liability insurance covering our clinical trials. In line with industry practice, we have elected not to maintain certain types of insurances, such as business interruption insurance or key-man insurance. Our insurance coverage may be insufficient to cover any claim for product liability, damage to our fixed assets or employee injuries. Any liability or damage to, or caused by, our facilities or our personnel beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

If our information technology systems or those third parties with whom we work or our data, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences.

In the ordinary course of our business, we and the third parties with whom we work, process proprietary, confidential, and sensitive data, including personal data (such as health-related data), intellectual property, trade secrets and other sensitive data, e.g., business plans, transactions, financial information, etc. (collectively, sensitive information). Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties with whom we work. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors.

We and the third parties with whom we work are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, attacks enhanced or facilitated by AI, and other similar threats. In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, ability to provide our products or services, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

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It may be difficult and/or costly to detect, investigate, mitigate, contain, and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems.

We rely on third parties to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email, content delivery to customers, and other functions. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If the third parties with whom we work experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if the third parties with whom we work fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or that of the third parties with whom we work have not been compromised.

Although to our knowledge we have not experienced any material system failure or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we partially rely on our third-party research institution collaborators for research and development of our drug candidates and other third parties for the manufacture of our drug candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business.

If we (or a third party with whom we work) experience a security incident or are perceived to have experienced a security incident, we may experience material adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; diversion of management attention; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant material consequences may prevent or cause customers to stop using our products, deter new customers from using our products, and negatively impact our ability to grow and operate our business. Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

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To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our drug candidates could be delayed.

Our risk management and internal control systems may not be thorough or effective in all respects.

In connection with the preparation of our financial statements as of December 31, 2024, we concluded there are material weaknesses in our internal control related to ineffective information technology general controls (“ITGCs”). Notwithstanding, we have also concluded that the material weaknesses did not result in any identified misstatements to the consolidated financial statements, and there were no changes to previously released financial results. To remediate our material weaknesses, we have been implementing and will continue to implement measures designed to ensure that control deficiencies contributing to the material weaknesses are remediated, such that these controls are designed, implemented, and operating effectively. If our remedial measures are insufficient to address the material weaknesses, or if additional material weaknesses or significant deficiencies in our internal control over financial reporting are discovered or occur in the future, our financial statements may contain material misstatements and we could be required to restate our financial results.

We are in the process of designing and implementing measures to improve our internal control over financial reporting to remediate these material weaknesses. While we are designing and implementing measures to remediate these material weaknesses, we cannot predict the success of such measures or the outcome of our assessment of these measures at this time. We can give no assurance that these measures will remediate the deficiencies in internal control or that additional material weaknesses or any significant deficiencies in our internal control over financial reporting will not be identified in the future. If we fail to establish and maintain adequate internal controls, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause [REDACTED] lose confidence in our reported financial information. This could limit our access to capital markets, adversely affect our results of operations and lead to a decline in the [REDACTED] of our Shares and/or ADSs. Additionally, ineffective internal controls could expose us to an increased risk of fraud or misuse of corporate assets and subject us to potential [REDACTED] from the stock exchange on which we [REDACTED] or to other regulatory investigations and civil or criminal sanctions. We could also be required to restate our historical financial statements.

We are subject to risks associated with our leased properties.

We have leased a a office space in Tianjin, China, for which we had not registered the lease agreement as of the Latest Practicable Date. Pursuant to the Measures for Administration of Lease of Commodity Properties (《商品房屋租賃管理辦法》), which was promulgated by the Ministry of Housing and Urban-Rural Development of the PRC (中華人民共和國住房和城鄉建設部) on December 1, 2010 and became effective on February 1, 2011, both lessors and lessees are required to file the lease agreements for registration and obtain property leasing filing certificates for their leases. Although failure to register does not in itself invalidate the leases, we may be subject to fines if we fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant

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authority. As of the Latest Practicable Date, we were not subject to any penalties arising from the non-registration of lease agreements. However, we cannot guarantee that we would not be subject to any penalties or receive requests from local authorities to comply with the registration requirements, which could result in increased costs in the future. In addition, we have leased certain properties in the U.S. as offices and laboratories. As our leases expire, we may face difficulties renewing them, either on commercially acceptable terms or at all. Our inability to enter into new leases or renew existing leases on terms acceptable to us could materially and adversely affect our business, results of operations or financial condition.

RISKS RELATING TO THE [REDACTED] AND THE DUAL [REDACTED]

An active [REDACTED] market for our Shares on the Hong Kong Stock Exchange might not develop or be sustained and [REDACTED] prices of our Shares might fluctuate significantly.

Following the completion of the [REDACTED], we cannot assure you that an active [REDACTED] market for our Shares on the Hong Kong Stock Exchange will develop or be sustained. The [REDACTED] price or liquidity for our ADSs on the Nasdaq might not be indicative of those of our Shares on the Hong Kong Stock Exchange following the completion of the [REDACTED]. If an active [REDACTED] market of our Shares on the Hong Kong Stock Exchange does not develop or is not sustained after the [REDACTED], the [REDACTED] and liquidity of our Shares could be materially and adversely affected.

During the period between the pricing and [REDACTED] of our Shares in connection with the [REDACTED], the market price of our ADSs traded on Nasdaq may fall, which could result in a fall in the [REDACTED] of our Shares to be [REDACTED] on the Hong Kong Stock Exchange.

The [REDACTED] of the [REDACTED] will be determined on the [REDACTED]. However, our Shares will not commence [REDACTED] on the Hong Kong Stock Exchange until they are delivered, which is expected to be about two Hong Kong business days after the [REDACTED]. As a result, [REDACTED] may not be able to [REDACTED] or otherwise [REDACTED] our Shares during that period. Accordingly, holders of our Shares are subject to the risk that the [REDACTED] price of our Shares could fall when [REDACTED] commences as a result of adverse market conditions or other adverse developments that could occur between the [REDACTED] and the time [REDACTED] begins. In particular, as our ADSs will continue to be traded on the Nasdaq Global Market and their price can be volatile, any fall in the price of our ADSs may result in a fall in the price of our Shares to be traded on the Hong Kong Stock Exchange.

The characteristics of the U.S. capital markets and the Hong Kong capital markets are different.

The Nasdaq Global Market and the Hong Kong Stock Exchange have different [REDACTED] hours, [REDACTED] characteristics (including [REDACTED] volume and liquidity), [REDACTED] and listing rules, and [REDACTED] bases (including different levels of retail and institutional participation). As a result of these differences, the [REDACTED] of our Shares and the ADSs representing them might not be the same, even allowing for currency differences. Fluctuations in the price of the ADSs due to circumstances peculiar to its home capital market could materially and adversely affect the price of the Shares. Because of the different characteristics

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of the U.S. and Hong Kong equity markets, the historic market prices of the ADSs may not be indicative of the performance of our securities (including the Shares) after the [REDACTED].

Exchange between our Shares and the ADSs may adversely affect the liquidity or [REDACTED] price of each other.

The ADSs are currently traded on the Nasdaq Global Market. Subject to compliance with U.S. securities laws and the terms of the deposit agreement, holders of our Shares may deposit Shares with the depositary in exchange for the issuance of the ADSs. Any holder of ADSs may also withdraw the underlying Shares represented by the ADSs pursuant to the terms of the deposit agreement for [REDACTED] on the Hong Kong Stock Exchange. In the event that a substantial number of Shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and [REDACTED] price of our Shares on the Hong Kong Stock Exchange and the ADSs on the Nasdaq Global Market may be adversely affected.

The time required for the exchange between our Shares and the ADSs might be longer than expected and the [REDACTED] might not be able to settle or effect any sale of their securities during this period, and the exchange of Shares into ADSs involves costs.

There is no direct [REDACTED] or settlement between the Nasdaq Global Market and the Hong Kong Stock Exchange on which the ADSs and our Shares are respectively traded. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances, or other factors may delay the deposit of Shares in exchange for the ADSs or the withdrawal of Shares underlying the ADSs. [REDACTED] will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, we cannot assure you that any exchange for Shares into ADSs (and vice versa) will be completed in accordance with the timelines that [REDACTED] may anticipate.

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs, and annual service fees. As a result, shareholders who exchange Shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

The approval, filing or other requirements of the PRC government authorities may be required under PRC laws.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or, the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek Overseas offering and listing, either directly or indirectly, shall fulfill the filing procedure and report relevant information to the CSRC. Specifically, following the principle of substance over form, if an issuer meets both of the following criteria, its overseas offering and listing will be deemed as an indirect Overseas offering and listing by a domestic enterprise: (1) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent fiscal year accounts for more than 50% of the

RISK FACTORS

corresponding figure in the issuer’s audited consolidated financial statements for the same fiscal year; and (2) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China (the “Overseas Listing Filing Criteria”). If a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

Following the completion of the divestiture of our Greater China assets and business operations in April 2024, we conduct a majority of our business outside of China and only conduct a small portion of our research and development activities in China. For the year ended December 31, 2024, none of the operating revenue, total profits (loss), total assets and net assets for our consolidated subsidiaries in the PRC (including those which had been divested in 2024) accounted for 50% or more of the corresponding figures in our audited consolidated financial statements. Our key operating activities and primary locations are outside the PRC. All our senior management personnel responsible for business operations and management are neither PRC citizens nor habitually reside in the PRC and all our board resolutions, executive decision records and related minutes are maintained in complete form at our principal overseas offices or with its registered agent. Based on the foregoing, we believe that we do not meet the Overseas Listing Filing Criteria. However, we cannot guarantee that CSRC will not deem the [REDACTED] as an indirect overseas offering and listing by PRC domestic companies, which will require us to fulfill the filing requirement with the CSRC. We may not be able to obtain such requirements, approvals or filings in a timely manner, or at all. Any such circumstance could subject us to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our business, financial condition and results of operations may be materially and adversely affected.

We expect to incur increased costs as a dual [REDACTED] public company in the United States and Hong Kong.

We are now a public company in the United States and incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the U.S. SEC and Nasdaq Global Market, impose various requirements on the corporate governance practices of public companies. These rules and regulations increase our legal and financial compliance costs and make some corporate activities more time-consuming and costly. After we become a public company [REDACTED] on the Hong Kong Stock Exchange, we will be subject to laws, rules and regulations in Hong Kong as well. As a dual [REDACTED] company in Hong Kong and the United States, we will have to comply with laws and regulations on both markets. However, Hong Kong and the United States have different regulatory regimes governing matters related to listed companies and in certain cases have fairly different requirements on certain matters. We will incur additional costs and expenses in complying with the complex regulatory systems on both markets. Failure to comply with any regulatory requirements could result in material adverse impact on the [REDACTED] of our Share and/or ADSs and reputation and subject us to administrative penalties.

RISK FACTORS

Historically, securities class action litigation has often been brought against a company following a significant decline in the [REDACTED] of its securities. This risk is especially relevant for us because biotechnology and biopharmaceutical companies have experienced significant share price volatilities in recent years. If we were to face lawsuits, it could lead to substantial costs and a distraction of management’s attention and resources, which could harm our business.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the [REDACTED] of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Future fund raising may incur immediate and substantial dilution and existing investors may experience further dilution in the future.

In order to raise additional capital, we may at any time, including during the pendency of this [REDACTED], offer additional Shares and/or ADSs or other securities convertible into or exchangeable for our Shares and/or ADSs at prices that may not be the same as the price per share in this [REDACTED]. We may sell shares or other securities in any other [REDACTED] at a price per share that is less than the price per share paid by [REDACTED] in this [REDACTED], and [REDACTED] purchasing shares or other securities in the future could have rights superior to existing shareholders. The price per share at which we sell additional Shares and/or ADSs, or securities convertible or exchangeable into our Shares and/or ADSs, in future transactions may be higher or lower than the price per share paid by [REDACTED] in this [REDACTED].

As the [REDACTED] per [REDACTED] of our Shares is higher than the net tangible book value per share of our Shares immediately prior to the [REDACTED], purchasers of our Shares in the [REDACTED] will experience an immediate dilution. If we issue additional Shares in the future, these purchasers and existing investors may experience further dilution in their shareholding percentage. In addition, these purchasers and existing investors may experience further dilution to the extent that our Shares are issued upon the exercise of share options or vesting of restricted share units.

We may allocate the [REDACTED] from this [REDACTED] in ways that you and other Shareholders may not agree.

Our management has broad discretion in the application of the [REDACTED] from this [REDACTED], including for any of the purposes described in the section titled “Future Plans and [REDACTED].” Because of the number and variability of factors that will determine our use of the [REDACTED] from this [REDACTED], their ultimate use may vary substantially from their currently intended use. Our management might not apply the [REDACTED] in ways that ultimately increase the value of your [REDACTED], and the failure by our management to apply these funds effectively could harm our business. The failure by our management to apply these funds effectively could have a material adverse effect on our business,

RISK FACTORS

financial condition and results of operation. You will not have the opportunity, as part of your [REDACTED] decision, to assess whether [REDACTED] are being used appropriately. You must rely on the judgment of our management regarding the application of the [REDACTED] of this [REDACTED].

The industry facts, statistics and forecasts in this document that were obtained from various government publications and the industry report have not been independently verified.

This document, particularly the section headed “Industry Overview,” contains information and statistics relating to the healthcare market. Such information and statistics have been derived from third-party reports, either commissioned by us or publicly accessible, and other publicly available sources. The information and statistics from such sources have not been independently verified by us, the Joint Sponsors, [REDACTED], any of our or their respective directors, officers or representatives or any other party, other than Frost & Sullivan, involved in the [REDACTED] and no representation is given as to its accuracy. Collection methods of such information may be flawed or ineffective, or there may be discrepancies between published information and market practice, which may result in the statistics being inaccurate. You should therefore not place undue reliance on such information. In addition, we cannot assure you that such information is stated or compiled on the same basis or with the same degree of accuracy as similar statistics presented elsewhere. In any event, you should consider carefully the importance placed on such information or statistics.

You should read the entire document carefully and should not rely on any information contained in press articles or other media regarding us and the [REDACTED].

We strongly caution you not to rely on any information contained in press articles or other media regarding us and the [REDACTED]. Prior to the publication of this document, there has been press and media coverage regarding us. Such press and media coverage may include references to certain information that does not appear in this document, including certain operating and financial information and projections, valuations and other information. We have not authorized the disclosure of any such information in the press or media and do not accept any responsibility for any such press or media coverage or the accuracy or completeness of any such information or publication. We make no representation as to the appropriateness, accuracy, completeness or reliability of any such information or publication. To the extent that any such information is inconsistent or conflicts with the information contained in this document, we disclaim responsibility for it and you should not rely on such information.

RISKS RELATING TO OUR SHARES AND OUR ADSS

The trading price of the ADSs has been and is likely to continue to be, and the [REDACTED] of our Shares can be, volatile, which could result in substantial losses to [REDACTED].

The trading price of our Shares and/or ADSs can be volatile and fluctuate widely in response to a variety of factors, many of which are beyond our control. In addition, the performance and fluctuation of the market prices of other companies with operations in the same industry that have listed their securities in Hong Kong or the United States may affect the volatility in the [REDACTED] for our Shares and/or ADSs. Some of these companies have experienced significant volatility. The trading performances of

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these companies’ securities may affect the overall [REDACTED] sentiment towards other companies listed in Hong Kong or the United States and consequently may impact the [REDACTED] performance of our Shares and/or ADSs.

In addition to market and industry factors, the price and [REDACTED] for our Shares and/or ADSs may be highly volatile for specific business reasons, including:

•	announcements of regulatory approval or a complete response letter, or specific label indications or patient populations for a drug’s use, or changes or delays in the regulatory review process;

•	announcements of therapeutic innovations, new products, acquisitions, strategic relationships, joint ventures or capital commitments by us or our competitors;

•	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

•	any adverse changes to our relationship with manufacturers or suppliers;

•	the results of our testing and clinical trials;

•	the results of our efforts to acquire or license additional drug candidates;

•	variations in the level of expenses related to our drug candidates or preclinical, clinical development and commercialization programs;

•	any intellectual property infringement actions in which we may become involved;

•	announcements concerning our competitors or the pharmaceutical industry in general;

•	variations in our results of operations;

•	announcements about our results of operations that are not in line with analyst expectations, the risk of which is enhanced because it is our policy not to give guidance on results of operations;

•	publication of operating or industry metrics by third parties, including government statistical agencies, that differ from expectations of industry or financial analysts;

•	changes in financial estimates by securities research analysts;

•	media reports, whether or not true, about our business, our competitors or our industry;

•	additions to or departures of our management;

•	fluctuations of exchange rates among the Hong Kong dollar, U.S. dollar and the RMB or other currencies of the jurisdiction where our contractors are located;

•	release or expiry of lock-up or other transfer restrictions on our Shares and/or ADSs;

•	sales or perceived potential sales of additional Shares and/or ADSs by us, our executive officers and directors or our shareholders;

•	any share repurchase programs;

•	general economic and market conditions and overall fluctuations in the Hong Kong or U.S. equity markets;

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•	changes in accounting principles; and

•	changes or developments in the Hong Kong, U.S., PRC or global regulatory environment.

In addition, the stock market, in general, and pharmaceutical and biotechnology companies have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the [REDACTED] of our Shares and/or ADSs, regardless of our actual operating performance. Further, the current volatility in the financial markets and related factors beyond our control may cause the [REDACTED] of our Shares and/or ADSs to decline rapidly and unexpectedly.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding the Shares and/or ADSs, the [REDACTED] for the Shares and/or ADSs and [REDACTED] could decline.

The [REDACTED] for our Shares and/or ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Shares and/or ADSs or publishes inaccurate or unfavorable research about our business, the [REDACTED] for our Shares and/or ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the [REDACTED] for our Shares and/or ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Shares and/or ADSs for return on their [REDACTED].

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and development of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, our [REDACTED] should not rely on an [REDACTED] in our Shares and/or ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to our memorandum and articles of association and certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account of the company, provided that in no circumstances may a dividend be paid out of share premium if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on our [REDACTED] in our Shares and/or ADSs will likely depend entirely upon any future price appreciation of our Shares and/or ADSs. There is no guarantee that our Shares and/or ADSs will appreciate in value or even maintain the price at

RISK FACTORS

which our [REDACTED] purchased the Shares and/or ADSs. Our [REDACTED] may not realize a return on their [REDACTED] in our Shares and/or ADSs and they may even lose their entire [REDACTED] in our Shares and/or ADSs.

Our ADS holders may not receive cash dividends if the depositary decides it is impractical to make them available to them.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our Shares in the foreseeable future. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to our [REDACTED] the cash dividends or other distributions it or the custodian receives on our Shares or other deposited securities after deducting its fees and expenses pursuant to the deposit agreement. Our [REDACTED] will receive these distributions in proportion to the number of Shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to our [REDACTED].

Substantial future sales or perceived potential sales of our Shares and/or ADSs in the public market could cause the price of our Share and/or ADSs to decline.

Sales of substantial amounts of our Shares and/or ADSs in the public market, or the perception that these sales could occur, could adversely affect the [REDACTED] of our Shares and/or ADSs and could materially impair our ability to raise capital through equity offerings in the future. Certain holders of our Shares may cause us to register the sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market, or sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale could cause the price of our Shares and/or ADSs to decline.

Our Memorandum and Articles of Association contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our Shares and/or ADSs.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change of control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Shares, in the form of ADS or otherwise. Preferred shares

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could be issued with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Shares and/or ADSs may fall and the voting and other rights of the holders of our Shares and/or ADSs may be materially and adversely affected.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and our [REDACTED] may not be able to exercise the same rights as our shareholders.

Holders of ADSs do not have the same rights as our shareholders. As holders of our ADSs, our [REDACTED] will not have any direct rights to attend general meetings of our shareholders or to cast any votes at such meetings. As ADS holders, our [REDACTED] will only be able to exercise the voting rights carried by the underlying Shares indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, our [REDACTED] may vote only by giving voting instructions to the depositary. Upon receipt of our [REDACTED] voting instructions, the depositary will try, as far as is practicable, to vote the Shares underlying their ADSs in accordance with their instructions. If we ask for our [REDACTED] instructions, then upon receipt of their voting instructions, the depositary will try to vote the underlying Shares in accordance with these instructions. If we do not instruct the depositary to ask for our [REDACTED] instructions, the depositary may still vote in accordance with the instructions they give, but it is not required to do so. Our [REDACTED] will not be able to directly exercise their rights to vote with respect to the underlying Shares unless they withdraw the Shares, and become the registered holder of such Shares prior to the record date for the general meeting. When a general meeting is convened, our [REDACTED] may not receive sufficient advance notice of the meeting to withdraw the Shares underlying their ADSs and become the registered holder of such Shares to allow them to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent our [REDACTED] from withdrawing the Shares underlying their ADSs and becoming the registered holders of such Shares prior to the record date, so that our [REDACTED] would not be able to attend the general meeting or to vote directly. If we ask for our [REDACTED] instructions, the depositary will notify them of the upcoming vote and will arrange to deliver our voting materials to them. We have agreed to give the depositary notice of shareholder meetings sufficiently in advance of such meetings. Nevertheless, we cannot assure our [REDACTED] that they will receive the voting materials in time to ensure that they can instruct the depositary to vote the underlying Shares represented by their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out our [REDACTED] voting instructions. This means that our [REDACTED] may not be able to exercise their rights to direct how the shares underlying their ADSs are voted, and they may have no legal remedy if the Shares underlying their ADSs are not voted as they requested. In addition, in our [REDACTED] capacity as an ADS holders, they will not be able to call a shareholders’ meeting. Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the Shares underlying our [REDACTED] ADSs if they do not vote at shareholders’ meetings, which could adversely affect our [REDACTED] interests.

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Under the deposit agreement for the ADSs, if our [REDACTED] in our ADSs do not vote, the depositary will give us a discretionary proxy to vote the Shares underlying their ADSs at shareholders’ meetings unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have an adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that our [REDACTED] in our ADSs cannot prevent our Shares underlying their ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our Shares are not subject to this discretionary proxy.

We and the depositary are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.

The deposit agreement and the form of ADR may be amended or supplemented at any time by written agreement between us and the depositary without the prior consent of ADS holders. We and the depositary may determine that such amendments or supplements are necessary or desirable. Any such amendments or supplements that are materially prejudicial to any substantial existing rights of ADS holders will not become effective as to outstanding ADSs until 30 days after notice of the amendment or supplement has been given to ADS holders. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. Moreover, amendments or supplements made in order to comply with newly adopted laws, rules or regulations may become effective before notice is given or within any other time period required for compliance, without prior consent of ADS holders. As a result, ADS holders may be bound by changes to the terms of the deposit agreement or the ADRs that may be disadvantageous to them. While ADS holders may have the option to sell their ADSs or surrender their ADSs and receive the underlying Shares, they will not have the right to any compensation in connection with such amendments or supplements.

Our ADS holders may be subject to limitations on transfer of our ADSs.

The ADSs of our ADS holders are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the

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books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

The right of our ADS holders to participate in any future rights offerings may be limited, which may cause dilution to the holdings of our ADS holders.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to our ADS holders in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to our ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, our ADS holders may be unable to participate in our rights offerings and may experience dilution in their holdings.

You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act, Cap. 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands, which we refer to as the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (except for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but

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are not obliged to make them available to our shareholders. This may make it more difficult for our [REDACTED] to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, you may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

We have been advised by Harney Westwood & Riegels that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Grand Court of the Cayman Islands will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America, or the “Foreign Court”, of a debt or definite sum of money against the company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands may also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court of the Cayman Islands will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The courts of the Cayman Islands are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A court of the Cayman Islands may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court of the Cayman Islands may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company. It is unclear if original actions predicated on civil liabilities based solely upon Hong Kong or U.S. laws are enforceable in courts outside Hong Kong or the United States, including in the Cayman Islands. Courts of the Cayman Islands may not, in an original action in the Cayman Islands, recognize or enforce judgments of Hong Kong or U.S. courts predicated upon the civil liability provisions of the securities or other applicable laws on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in Hong Kong or the United States, courts of the Cayman Islands will recognize and enforce a foreign

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judgment of a court of competent jurisdiction if such judgment is final and conclusive and for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands’ judgment in respect of the same matters, and was not obtained by fraud or in a manner which is contrary to the public policy of the Cayman Islands. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere. It may also be difficult to enforce in Hong Kong or U.S. courts judgments obtained in such Hong Kong or U.S. courts based on the civil liability provisions of Hong Kong or U.S. laws against us and our officers and directors who are not resident in Hong Kong or the United States and the substantial majority of whose assets are located outside of Hong Kong or the United States.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Shares provides that, subject to the depositary’s right to require a claim to be submitted to the federal or state courts in the City of New York have jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. Also, we may amend or terminate the deposit agreement without our [REDACTED] consent. If our [REDACTED] continue to hold their ADSs after an amendment to the deposit agreement, they agree to be bound by the deposit agreement as amended.

If we or the depositary were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. The waiver to right to a jury trial of the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of ADSs of our or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

If our [REDACTED] or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, our [REDACTED] or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, in which the trial would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

RISK FACTORS

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD promulgated by SEC.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our quarterly results as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, our [REDACTED] may not be afforded the same protections or information that would be made available to them if they were investing in a U.S. domestic issuer. However, if we determine that we no longer meet the definition of a foreign private issuer in the future, we would become subject to the reporting requirements for a domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market’s corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market’s corporate governance requirements.

As a Cayman Islands company listed on the Nasdaq Stock Market, we are subject to the Nasdaq Stock Market’s corporate governance requirements. However, the Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market’s corporate governance requirements. For example, neither the Companies Act nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our Compensation Committee and Nominating and Corporate Governance Committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. We currently rely on foreign private issuer exemptions to Nasdaq Rules 5605(d) and 5605(e), as we have one member on each of our

RISK FACTORS

Compensation Committee and Nominating and Corporate Governance Committee that is not independent. Additionally, our home country practices provide that shareholder approval may not be required when a plan or other equity compensation arrangement is established or materially amended and that we are not required to hold an annual general meeting of shareholders no later than one year after the end of its fiscal year-end. As we have chosen, or may from time to time to choose, to follow home country practice exemptions with respect to certain corporate matters, such as the ones mentioned above, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Stock Market’s corporate governance requirements applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses and may impede our ability to maintain our listing on Nasdaq.

On June 4, 2025, the SEC issued a concept release soliciting public comment on whether to amend the definition of a foreign private issuer and the existing eligibility criteria for foreign private issuer status under the U.S. securities laws. We currently qualify as a foreign private issuer and therefore are exempt from certain provisions of the securities rules and regulations that are applicable to U.S. domestic issuers. Any future amendments to the definition or to the eligibility criteria may affect our qualification as a foreign private issuer. If we were to lose our foreign private issuer status, we would become subject to the regulatory, disclosure, and corporate governance requirements applicable to U.S. domestic issuers, which are generally more extensive and entail higher compliance burdens. As a result, we would incur significant additional legal, accounting and other expenses, and we would be required to devote greater time and resources to ensure ongoing compliance. In addition, if we are unable to allocate sufficient financial and administrative resources to satisfy the Nasdaq corporate governance requirements applicable to domestic issuers, the continued listing of our securities on Nasdaq could be adversely affected.

We believe that we were a passive foreign investment company for U.S. federal income tax purposes for the taxable year ended December 31, 2024, which could subject U.S. investors in our Shares and/or ADSs to significant adverse U.S. federal income tax consequences.

We will be classified as a passive foreign investment company (“PFIC”), for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon the nature and composition of our assets (in particular, the retention of substantial amounts of cash and investments) and income (in particular, the generation of interest income and lack of active income), and the market price of our Shares and/or ADSs, we believe that we were a PFIC for the taxable year ended December 31, 2024 and we will likely be a PFIC for our current taxable year unless the market price of our Shares and/or ADSs significantly increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. Because the determination of whether we are a PFIC for a taxable year is fact-intensive and made after the close of such taxable year applying principles and methodologies that in some circumstances are unclear and subject to varying interpretations, we cannot provide any assurances as to our PFIC status, and our U.S. counsel expresses no opinion with respect to our PFIC status.

RISK FACTORS

If we are a PFIC in any taxable year, a U.S. Holder (for purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Shares and/or ADSs that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the U.S. Internal Revenue Code of 1986, as amended) may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of our Shares and/or ADSs and on the receipt of distributions on our Shares and/or ADSs to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any taxable year during which a U.S. Holder holds our Shares and/or ADSs, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Shares and/or ADSs, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to our Shares and/or ADSs.

If we (or any of our non-U.S. subsidiaries) are a controlled foreign corporation, certain of our U.S. investors may suffer adverse tax consequences.

If a “United States person” for U.S. federal income tax purposes is treated as owning (directly, indirectly, or constructively) at least 10% of the total value or total combined voting power of our stock, such person may be treated as a “United States shareholder,” or a U.S. Shareholder, with respect to each “controlled foreign corporation,” or CFC, in our group (if any). A non-U.S. corporation will be a CFC if U.S. Shareholders own (directly, indirectly, or constructively) more than 50% of the total value or total combined voting power of the stock of the non-U.S. corporation. Because our group includes one or more U.S. corporate subsidiaries, certain of our current or future non-U.S. corporate subsidiaries may be treated as CFCs (regardless of whether we are treated as a CFC). A U.S. Shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of the CFC’s “Subpart F income,” “global intangible low-taxed income,” and investments of earnings in U.S. property (regardless of whether the CFC makes any distributions to its shareholders). Additionally, an individual U.S. Shareholder with respect to a CFC generally will not be allowed certain tax deductions or foreign tax credits that would be allowed to a corporate U.S. Shareholder. Failure to comply with CFC reporting obligations may subject a U.S. Shareholder to significant monetary penalties and prevent the statute of limitations from running with respect to the U.S. Shareholder’s U.S. federal income tax return for the taxable year in which reporting was due. There can be no assurance that we will assist our U.S. investors in determining whether we (or any of our current or future non-U.S. subsidiaries) are treated as a CFC or whether such U.S. investors are treated as U.S. Shareholders with respect to any such CFC, or that we will furnish to any such U.S. Shareholders information that may be necessary to comply with their CFC reporting and tax paying obligations. U.S. investors should consult their own tax advisors regarding the CFC rules’ impact in their particular circumstances.

INDUSTRY OVERVIEW

The information and statistics set out in this section and other sections of this document were extracted from different official government publications, available sources from public market research, and from the independent industry report prepared by Frost & Sullivan in connection with the [REDACTED] (the “Frost & Sullivan Report”). The information from official government sources has not been independently verified by us, the Joint Sponsors, [REDACTED], any of their respective directors and advisers, or any other persons or parties involved in the [REDACTED], and no representation is given as to its accuracy.

OVERVIEW OF THE GLOBAL ONCOLOGY DRUG MARKET

Cancer is the leading cause of mortality worldwide, accounting for over 10 million deaths annually. The global cancer drug market reached US$253.3 billion in 2024 and is projected to grow at a CAGR of 9.9% to reach US$649.7 billion in 2034. This growth is driven by an aging population associated with rising cancer incidence, sustained R&D investment and technological innovation, and the advancement of immunotherapy and targeted therapies—notably novel antibody-based therapies such as bsAb and ADCs—which have the potential to become the next generation of standard-of-care cancer treatments.

Global Oncology Drug Market, 2020-2034E

USD Billion

CAGR	2020-2024	2024-2034E
Total	13.9%	9.9%
Immunotherapy	18.7%	16.0%

Proportion of Immunotherapy
Immunotherapy
Other Therapies
150.3
181.7
205.1
228.9
253.3
279.5
310.3
343.5
375.9
410.8
452.5
498.8
548.2
596.7
649.7
23.4%
23.4%
24.5%
26.5%
27.5%
28.6%
30.0%
31.7%
32.9%
34.7%
37.1%
39.5%
42.2%
44.8%
47.4%
2020
2021
2022
2023
2024
2025E
2026E
2027E
2028E
2029E
2030E
2031E
2032E
2033E
2034E

Source: Frost & Sullivan

INDUSTRY OVERVIEW

Beyond market growth, the evolving competitive landscape in the global pharmaceutical industry is creating opportunities for strategic partnerships and collaborative business models, which bring synergies and enhance development efficiency by combining complementary capabilities and resources. These partnerships have become increasingly important as large MNCs seek to manage risk and maintain growth, while facing projected revenue declines of over US$200 billion in aggregate from their blockbuster drugs’ patent expirations over the coming years, according to Frost & Sullivan. For example, Keytruda, a PD-1 monoclonal antibody for cancer immunotherapy that generated US$29.50 billion in global sales in 2024, loses patent protection in 2028 and is estimated to see revenue decline of over US$16 billion by 2030. Opdivo, another PD-1 monoclonal antibody with US$10.1 billion in 2024 revenues, similarly approaches its patent cliff in 2028, with projected revenue erosion of US$4 billion by 2030. Other major therapies approaching patent expiry include Darzalex, a CD38 monoclonal antibody for multiple myeloma with global sales of US$11.7 billion in 2024, and Cosentyx, a biologic IL-17A blocker indicated for plaque psoriasis and other autoimmune conditions with global sales of US$6.1 billion in 2024.

To offset these impending revenue gaps, MNCs are actively pursuing acquisitions, partnerships, and licensing arrangements to replenish their pipelines, particularly in oncology where innovation cycles are accelerating and competition for differentiated assets is intensifying. The total global value of licensing transactions increased significantly from US$79 billion in 2022 to US$225 billion in the first three quarters of 2025, with oncology assets representing a significant portion of the transactions, as shown in the table below. In recent years, Asia-based biopharmaceutical companies, particularly those in China, have rapidly advanced in innovation and efficiency, driving a surge in deal volume—from US$4 billion in 2021 to US$62 billion in the first three quarters of 2025—as MNCs increasingly recognize the value of regional assets. Most of these transactions proceeded without U.S. or international proof-of-concept data, relying primarily on China-focused clinical development, suggesting untapped value for assets bridging regional and global validation.

Representative Global Pharmaceutical Collaboration Deals Since 2021*

	Licensee	Licensor	Deal Value (US$ Bn)	Date	Therapeutic Area	Licensed Assets/Technologies	Development stage at the time of licensing

1	GSK	Jiangsu Hengrui Pharmaceuticals	12.5	2025/7	Respiratory, immunology and oncology	HRS-9821 (PDE3/4 inhibitor for COPD) and options to obtain licenses for up to 11 programs	HRS-9821: Phase 1
							Others: Preclinical

2	MSD	Kelun Biotech	9.5	2022/12	Oncology	Up to nine ADC assets	Preclinical

3	Bristol Myers Squibb	Biokin Pharmaceutical	8.4	2023/12	Oncology	BL-B01D1, an EGFR×HER3 bispecific ADC	Phase 3

4	Pfizer	3SBio, Inc.	6.1	2025/7	Oncology	SSGJ-707, a PD-1×VEGF bsAb	Phase 3

5	Novartis	Shanghai Argo Biopharma	5.4	2025/9	Cardiovascular disease	BW-00112 (ANGPTL3-targetd) and other siRNA drug candidates	BW-00112: Phase 2
							Others: Preclinical

INDUSTRY OVERVIEW

	Licensee	Licensor	Deal Value (US$ Bn)	Date	Therapeutic Area	Licensed Assets/Technologies	Development stage at the time of licensing

6	AstraZeneca	Harbour Biomed	4.6	2025/3	Immunology, oncology and beyond	Option to license two immunology programs and right to nominate further targets to discover multi-specific antibodies	Preclinical

7	MSD	LaNova Medicines Ltd	3.3	2024/11	Oncology	LM-299, a PD-1/VEGF bsAb	Phase 1/2

8	Sanofi	Adagene Inc.	2.5	2022/3	Oncology	Three bsAbs and one monoclonal antibody	Preclinical

9	AstraZeneca	CSPC Pharmaceutical Group Limited	2.0	2024/10	Cardiovascular Disease	YS2302018, a Lp(a) oral chemical drug	Preclinical

10	MSD	Hansoh Pharmaceutical	2.0	2024/12	Metabolic disease	HS-10535, a GLP-1R oral chemical drug	Preclinical

* Major pharmaceutical licensing deals for preclinical or clinical-stage assets between China-based biopharmaceutical companies (licensors) and MNCs (licensees).

Source: Frost & Sullivan

Overview of the Cancer Immunotherapy Market

Immunotherapy represents a revolutionary oncology approach that harnesses patients’ own immune systems to fight tumor cells. Unlike traditional treatments that directly attack cancer, immunotherapy activates natural immune responses, offering several distinct advantages. It demonstrates superior safety by selectively targeting cancer cells while sparing healthy tissue, reducing the severe side effects associated with chemotherapy and radiation. As many immunotherapy targets are expressed across multiple cancer types, immunotherapy often shows broad pan-cancer applicability, enabling treatment of diverse malignancies. Importantly, immunotherapy can potentially induce durable responses—once activated, the immune system maintains long-term surveillance, providing sustained protection against recurrence. These benefits are amplified when immunotherapy is combined with conventional treatments, creating synergistic effects that enhance overall outcomes.

Cancer immunotherapy has progressed through three transformative waves.

•

First-generation ICIs, including PD-1/PD-L1 inhibitors (such as pembrolizumab and nivolumab) and CTLA-4 inhibitors (such as ipilimumab), established the foundational approach by enhancing T-cell responses.

INDUSTRY OVERVIEW

Despite their remarkable success, approved ICIs—with global annual sales exceeding US$50 billion in 2024—face significant limitations. First, response rates remain limited as ICIs benefit only a subset of cancer patients, with mean ORR at approximately 20%, particularly in T-cell-deficient “cold tumor” environments. Second, resistance is pervasive—50% to 70% of patients with advanced tumors exhibit primary resistance to ICIs, while many initial responders develop secondary resistance. Third, irAEs occur frequently, and some patients experience hyper-progression, a paradoxical acceleration of tumor growth associated with poor prognosis.

•

The second wave features combination therapies that integrate ICIs with chemotherapy and other standard-of-care treatments, doubling response rates to 40-50% and transforming first-line treatment paradigms across multiple tumor types. This is exemplified by approved regimens such as nivolumab combined with chemotherapy as first-line treatment for gastric/GEJ cancer.

•

The emerging third wave features novel modalities such as precisely engineered bsAbs and T-cell engagers designed to modulate multiple immune pathways simultaneously, addressing the limitations of cold tumor microenvironments. Despite significant technical challenges—including complex molecular engineering, manufacturing difficulties, and stringent stability requirements—these next-generation therapeutics represent a substantial market opportunity to address unmet medical needs and breakthrough current efficacy plateaus.

Notably, bsAbs offer distinct advantages over traditional monoclonal antibodies by simultaneously binding to two different targets, enabling more complex and synergistic therapeutic mechanisms. This dual-targeting approach delivers multiple clinical benefits. First, bsAbs enhance tumor cell killing through improved effector cell engagement in the tumor microenvironment, generating sustained anti-tumor immune responses that translate to improved progression-free survival and duration of response. Second, by blocking two signaling pathways with a single molecule, bsAbs disrupt compensatory resistance mechanisms that typically emerge when tumors adapt to single-target therapies, while simultaneously preventing immune evasion through alternative checkpoint pathways. Third, certain bsAbs maintain efficacy even in low-antigen-expression tumors, expanding the addressable patient population. This multifaceted mechanism of action positions bsAbs as a critical advancement in overcoming the limitations of current immunotherapies.

Market Size

The global cancer immunotherapy market has expanded steadily in recent years, driven by the approvals of next-generation therapies and expanding indications, from US$35.1 billion in 2020 to US$69.6 billion in 2024 at a CAGR of 18.7%. This momentum is expected to continue with a projected CAGR of 16.0% from 2024 to 2034, reaching US$308.0 billion. The chart below sets forth the growth of the global cancer immunotherapy market.

INDUSTRY OVERVIEW

Global Cancer Immunotherapy Market, 2020-2034E

USD Billion

	2020-2024	2024-2034E
CAGR	18.7%	16.0%

35.1
42.6
50.2
60.6
69.6
80.1
93.0
109.0
123.6
142.6
167.7
197.0
231.5
267.4
308.0
2020
2021
2022
2023
2024
2025E
2026E
2027E
2028E
2029E
2030E
2031E
2032E
2033E
2034E

Source: Frost & Sullivan

Market Drivers and Future Trends

The global cancer immunotherapy market is positioned for sustained growth, powered by the following key drivers and emerging trends:

•

Expanding patient base with unmet needs. Global cancer incidence is projected to rise from 21.3 million cases in 2024 to 26.6 million cases in 2034. Although existing immunotherapies such as ICIs have brought new treatment options to patients, persistent low five-year survival rates across multiple cancer types (e.g., around 38% for gastric cancer and around 20% for BTC and PDAC) underscore the urgent need for more effective therapies. Concurrently, the therapeutic potential of antibody-based treatments remains constrained by safety concerns—particularly cytokine release syndrome (CRS) and immune-related adverse events that may lead to life-threatening complications. This critical efficacy-toxicity balance continues to fuel development of effective immunotherapies with optimized safety profiles.

•

Innovative targets and mechanisms of action. Tumor heterogeneity necessitates individualized treatment strategies. Integrating genomic profiling with deeper biological insights has advanced precision oncology and enabled the rise of biomarker-driven therapies. For example, CLDN18.2, a tight junction protein, is selectively expressed in tumor cells while showing minimal expression in normal tissues, making it an ideal target for precise drug delivery, particularly in GI malignancies including gastric cancer, pancreatic cancer, and BTC. Building on these foundations, next-generation immunotherapies are emerging with innovative targets and mechanisms designed to address the

INDUSTRY OVERVIEW

limitations of existing ICIs, such as drug resistance and limited patient response. A deeper understanding of cancer biology and the tumor microenvironment has revealed promising approaches, where bsAbs represent a transformative platform that bridges tumor and immune cells, overcomes resistance mechanisms, and maintains efficacy even in tumors with limited target expression—expanding immunotherapy to previously unreachable patient populations.

•

Strategic partnerships reshape immunotherapy innovation. The immunotherapy sector has emerged as a hotspot for strategic partnerships in recent years, with major MNCs actively pursuing high-value collaborations to access next-generation technologies. Recent landmark transactions highlight this trend, including Bristol Myers Squibb’s US$9 billion licensing deal with BioNTech for BNT327 (PD-L1 × VEGF-A bsAb) and Pfizer’s US$6.05 billion licensing agreement for 3SBio’s SSGJ-707 (PD-1 × VEGF bsAb), while demonstrating the premium valuations commanded by innovative immunotherapies. These multi-billion-dollar partnerships reflect both the strategic importance of immunotherapy to major MNCs and the critical role of collaboration in translating novel mechanisms into the clinic.

•

Transforming first-line paradigm through combination strategies. While immunotherapies achieve strong ORRs in certain patient populations, first-line treatment requires durable survival benefits, where improvements in PFS and OS remain critical but often unattainable with monotherapies alone. Combination strategies paring novel immunotherapies with standard-of-care regimens are overcoming first-line development barriers by (i) transforming transient ORRs into sustained PFS/OS benefits through complementary mechanisms (e.g., immune modulation + cytotoxic effects); (ii) mitigating safety risks through both optimized dosing and the and the proven toxicity buffers of standard-of-care agents; and (iii) delivering regulator-preferred endpoints with balanced risk-benefit data that align with FDA expectations. This strategy achieves the dual imperative of enhancing efficacy while controlling risks, providing a clinically validated and regulatory-supported pathway to first-line integration.

Overview of CLDN18.2×4-1BB Bispecific Antibodies

CLDN18.2 × 4-1BB bsAbs exert synergistic anti-tumor effects by simultaneously targeting CLDN18.2 and 4-1BB. CLDN18.2 is normally confined within tight junctions of healthy cells but becomes exposed on cancer cell surfaces, making it an attractive target for precision oncology. Binding to CLDN18.2 in the tumor microenvironment triggers localized 4-1BB activation, driving T-cell proliferation and anti-tumor responses. This dual mechanism amplifies T-cell-mediated tumor killing while minimizing systemic toxicities (e.g., hepatotoxicity) associated with conventional 4-1BB monoclonal antibodies.

Differentiating Features versus Other CLDN18.2-targeted Modalities

As of the Latest Practicable Date, there was one approved CLDN18.2-targeted therapy (zolbetuximab, a monoclonal antibody) globally. As of the same date, there were 17 CLDN18.2-targeted drug candidates under clinical development as first-line cancer treatments worldwide, with givastomig being the first and the most advanced CLDN18.2 × 4-1BB bsAb candidate. Other CLDN18.2-targeted modalities being developed include ADCs, monoclonal antibodies and CAR-Ts.

INDUSTRY OVERVIEW

The table below summarizes the differentiating features of representative CLDN18.2-targeted assets across different modalities and mechanisms of action.

	Givastomig (CLDN18.2×4-1BB bsAb)	IBI389 (CLDN18.2×CD3 bsAb)	Zolbetuximab (CLDN18.2 mAb)	IBI343 (CLDN18.2 ADC)	Satri-cel (CLDN18.2 CAR-T)

Mechanism of Action	Synergistic dual targeting: CLDN18.2 (tumor anchor) + 4-1BB (co-stimulation)	Redirects cytotoxic T cells via CD3 engagement toward CLDN18.2 -expressing tumor cells	Monospecific CLDN18.2 binding	CLDN18.2-targeted cytotoxic payload delivery	Autologous T-cells engineered to target CLDN18.2
	Fc-silencing eliminates FcgR-mediated effector functions (ADCC/CDC)		Relies on ADCC (immune cell recruitment) and CDC (complement activation) to kill tumor cells

Safety & Tolerability	Conditional 4-1BB activation minimize systemic side effects Fc-silencing minimizes systemic immune activation and ADCC/CDC-related adverse events	Multiple clinical studies have reported a cytokine release syndrome (CRS) incidence rate of approximately 50–60%, while requiring careful dosing regimen	Off-tumor gastrointestinal toxicities (e.g., nausea, vomiting, loss of appetite, diarrhea)	Off-target toxicity from payload release (e.g., bone marrow suppression)	CRS and off-tumor toxicity to normal gastric mucosa causing GI toxicities; neurotoxicity risks

Patient Eligibility (by CLDN18.2 expression)	≥1+ intensity in ≥1% of tumor cells	≥2+ intensity in ≥10% of tumor cells	≥2+ intensity on ≥1% of tumor cells	≥2+ intensity in ≥40% of tumor cells	≥2+ intensity in ≥40% of tumor cells

Clinical Strategy and Combination Potential	Clinical data support combination with standard-of-care Immunochem otherapy regimen in first-line setting, positioned as an “add-on” backbone	Currently developed in late-line settings only	Approved as first-line treatment in combination with chemotherapy	Potential synergy in combination with ICIs	Combination feasibility limited by manufacturing lead time, toxicity overlap, and complex treatment sequencing requirements
Constrained by overlapping toxicities when combined with chemotherapies and other cytotoxic agents

Manufacturing & Accessibility	Standard antibody production	Standard antibody production	Standard antibody production	Complex linker-payload conjugation	Patient-specific, complex manufacturing, logistical challenges and high costs

In summary, CLDN18.2 × 4-1BB bsAbs like givastomig offer several key advantages over other CLDN18.2-targeted therapies: (i) tumor-localized immune activation via conditional 4-1BB agonism (only upon CLDN18.2 binding), minimizing systemic toxicity risks like hepatotoxicity seen with untargeted 4-1BB agonists; (ii) Fc silencing to eliminate ADCC/CDC-mediated off-target damage to healthy

INDUSTRY OVERVIEW

CLDN18.2+ tissues (e.g., gastric mucosa), improving tolerability; and (iii) activity across CLDN18.2 expression levels, expanding eligible patient populations beyond high-expressers required for monoclonal antibodies like zolbetuximab. Together, these features of CLDN18.2 × 4-1BB bsAbs enable potent, tumor-selective immune cell activation with a favorable safety profile, supporting combination strategies (e.g., with PD-1 inhibitors and chemotherapy) in first-line settings.

Market Opportunities of CLDN18.2 × 4-1BB Bispecific Antibodies

GEA

GEA represents a collective classification encompassing GC, GEJC, and EAC. These malignancies are categorized together based on their anatomical proximity, shared molecular characteristics, and common pathological features. This unified classification is commonly recognized by regulatory authorities and utilized in clinical trial design, as therapeutic agents, particularly immunotherapies and targeted therapies, frequently demonstrate similar therapeutic effects across all three indications.

•

GC is a malignancy developing from the mucosal lining of the stomach. GC represents the fifth most common cancer and the fourth leading cause of cancer death worldwide, with a poor prognosis whereby over 60% of patients are diagnosed at an advanced or metastatic stage. GC typically progresses over several years and may metastasize from the stomach to other parts of the body, particularly the liver, lungs, bones, peritoneum, and lymph nodes. The five-year survival rate of gastric cancer is approximately 40%, declining to approximately 7% for patients diagnosed with metastatic disease, representing one of the lowest survival rates among major cancer types.

•

GEJC encompasses malignancies whose epicenter is located within 5 cm proximal or lower to the anatomical junction between the esophagus and stomach. In the United States and Europe, the five-year overall survival rate for GEJC ranges from 20% to 30%. Survival rates reported by treatment centers in Asia (particularly Japan) reach 40% to 45%, reflecting regional variations in screening practices and treatment approaches.

•

EAC is a malignancy affecting the mucus-secreting glands of the lower portion of the esophagus and represents the most common form of esophageal cancer. Despite significant advancements in diagnosis and treatment over recent decades, the global five-year survival rate for patients with EAC remains low, ranging from 10% to 25%.

Global incidence of GEA (excluding Greater China and South Korea) is projected to rise from 707.2 thousand cases in 2024 to 960.1 thousand cases in 2034, representing a CAGR of 3.1%. Among all GEA patients, approximately 70% are CLDN18.2-positive (defined as membrane intensity score of ≥1+ on ≥1% of tumor cells) and 80% are HER2-negative (defined as an immunohistochemistry (“IHC”) score of 0 or 1+ or a negative in situ hybridization (“ISH”) based on single-probe average HER2 copy number).

INDUSTRY OVERVIEW

Global Incidence of GEA, 2020-2034E

Thousand

CAGR	2020-2024	2024-2034E
Global	2.6%	3.1%
US	0.8%	1.6%
EU5	1.1%	1.4%
Japan	0.2%	0.1%

637.0
39.6
73.4
126.8
397.2
654.1
38.9
72.6
129.3
413.2
672.0
39.5
73.8
127.8
430.9
690.3
40.1
75.4
127.9
446.9
707.2
40.9
76.7
128.0
461.6
720.0
41.2
78.0
128.2
472.7
744.7
42.0
79.3
128.3
495.1
770.3
42.7
80.6
128.5
518.4
796.2
43.5
81.7
128.7
542.3
822.4
44.3
82.9
128.8
566.5
849.0
45.1
84.1
129.0
590.9
875.9
45.8
85.1
129.1
615.8
903.7
46.6
86.2
129.3
641.6
931.8
47.4
87.2
129.4
667.7
960.1
48.1
88.3
129.6
694.1
2020
2021
2022
2023
2024
2025E
2026E
2027E
2028E
2029E
2030E
2031E
2032E
2033E
2034E
US
EU5
Japan
RoW

Source: Frost & Sullivan

Notes:

1.	EU5 refers to the United Kingdom, France, Germany, Spain, and Italy.
2.	Not including Greater China and South Korea.

Treatment Paradigm

First-line treatment for GEA is guided by the expression of biomarkers including HER2, CLDN18.2, and PD-L1. Treatment regimens combine fluoropyrimidines, platinum-based agents, targeted therapies, and ICIs, with specific combinations tailored to each patient’s molecular subtype.

INDUSTRY OVERVIEW

Source: Frost & Sullivan; NCCN

Note:

1.	Oxaliplatin is preferred over cisplatin due to lower toxicity.
2.	EAC is a subset of esophageal cancer, and this excerpt outlines the treatment paradigm for esophageal cancer from the NCCN treatment guidelines.

Patients with unresectable, locally advanced, recurrent, or metastatic GEA are treated with standard treatment options. Whether the patient has HER2-positive or HER2-negative cancer, the main treatment consists of ICIs combined with chemotherapy. The chemotherapy includes a fluoropyrimidine (either fluorouracil or capecitabine) along with either oxaliplatin or cisplatin.For patients whose cancer has a PD-L1 CPS score of 1 or higher, pembrolizumab is also added to the treatment plan. If the cancer has high MSI-H or dMMR, ICIs are preferred as the main treatment, usually as a monotherapy. The drugs commonly used in this scenario include fluoropyrimidine (fluorouracil or capecitabine), oxaliplatin, pembrolizumab, and dostarlimab-gxly.

Despite current treatment options, significant unmet medical needs persist. The high molecular heterogeneity of GC tumors limits the effectiveness of targeted therapies and existing immunotherapies, while single-agent therapies demonstrate inadequate efficacy. Both primary and acquired resistance to chemotherapy, targeted therapies, and immunotherapy frequently results in disease relapse, underscoring the urgent need for novel therapeutic strategies.

INDUSTRY OVERVIEW

Market Size

The global market size of first-line GEA therapy (excluding Greater China and South Korea) was estimated at US$8.9 billion in 2024 and is projected to reach US$13.0 billion in 2034, representing a CAGR of 3.9%. The chart below sets forth the growth of the global first-line GEA therapy market.

Global Market Size of First-line GEA Therapies, 2020-2034E

USD Billion

CAGR	2020-2024	2024-2034E
Global	4.5%	3.9%
US	3.5%	3.7%
EU5	2.2%	2.5%
Japan	3.3%	1.6%

7.5
3.5
1.2
1.7
1.2
7.8
3.5
1.2
1.7
1.4
8.2
3.7
1.2
1.8
1.5
8.5
3.8
1.3
1.8
1.6
8.9
4.0
1.3
1.9
1.7
9.1
4.1
1.3
1.9
1.8
9.5
4.3
1.4
2.0
1.9
9.9
4.4
1.4
2.0
2.1
10.3
4.6
1.4
2.0
2.2
10.8
4.8
1.5
2.1
2.4
11.2
5.0
1.5
2.1
2.6
11.6
5.1
1.5
2.1
2.8
12.1
5.3
1.6
2.2
3.0
12.5
5.5
1.6
2.2
3.2
13.0
5.7
1.7
2.2
3.4
2020
2021
2022
2023
2024
2025E
2026E
2027E
2028E
2029E
2030E
2031E
2032E
2033E
2034E
US
EU5
Japan
RoW

Source: Frost & Sullivan

Notes:

1.	EU5 refers to the United Kingdom, France, Germany, Spain, and Italy.
2.	Not including Greater China and South Korea.

Competitive Landscape

As of the Latest Practicable Date, zolbetuximab, a monoclonal antibody, was the only CLDN18.2-targeted therapy approved as a first-line treatment for GC and GEJC globally. As of the same date, there were 9 CLDN18.2-targeted drug candidates under clinical development worldwide as potential first-line therapies for GEA, with givastomig being the first in the United States to be investigated in combination with standard-of-care immunochemotherapy regimen.

The table below shows the global competitive landscape of CLDN18.2-targeted therapies undergoing clinical development as first-line treatments for CLDN18.2+/HER2– GEA patients.

INDUSTRY OVERVIEW

CLDN18.2-targeted Therapies Under Clinical Development

as First-line Treatments for CLDN18.2+/HER2– GEA Patients Globally

Drug Candidate	Company	Target	Indication	Modality	Phase of Trial	First Post Date	Trial Locations	Combination Regimen

Osemitamab	Transcenta Holding Limited	CLDN18.2	GC,GEJC	mAb	Phase 3	2023/9	Global	Yes

FG-M108	Mingji Biopharmaceutical (Beijing) Co., Ltd	CLDN18.2	GC,GEJC	mAb	Phase 3	2023/12	China	Yes

Sonesitatug vedotin	AstraZeneca	CLDN18.2	GC,GEJC	ADC	Phase 2	2023/1	Global	Yes

Givastomig	Our Company/ABL Bio/ TJ Biopharma	4-1BB｜ CLDN18.2	GEA	bsAb	Phase 1	2021/12	Global	Yes

Spevatamig	Phanes Therapeutics	CD47｜ CLDN18.2	GC,GEJC	bsAb	Phase 1	2022/8	Global	Yes

Arcotatug tavatecan	Innovent	CLDN18.2	GC,GEJC	ADC	Phase 1/2	2025/6	China	Yes

SYSA1801	CSPC Pharmaceutical	CLDN18.2	GC,GEJC	ADC	Phase 1	2024/11	China	Yes

QLS31905	Qilu Pharmaceuticals	CD3｜ CLDN18.2	GC,GEJC	bsAb	IND Approval	2025/1	China	Yes

Ciletatug vedotin	Remegen	CLDN18.2	GC,GEJC	ADC	IND Approval	2025/9	China	Not disclosed

Source: Frost & Sullivan, ClinicalTrials.gov, CDE

PDAC

PDAC represents the most common type of pancreatic cancer and remains one of the most aggressive malignancies with a poor prognosis. PDAC mortality has risen steadily in recent years. Globally, in 2024, age-specific mortality rates ranged from approximately two deaths per 100,000 person-years among individuals aged 35-39 to 90 deaths per 100,000 person-years for those aged 80 and older, demonstrating a sharp age-related increase.

Global incidence of PDAC (excluding Greater China and South Korea) is projected to rise from 350.7 thousand cases in 2024 to 442.9 thousand cases in 2034, representing a CAGR of 2.4%. Among all PDAC patients, approximately 70% are CLDN18.2-positive.

INDUSTRY OVERVIEW

Global Incidence of PDAC, 2020-2034E

Thousand

CAGR	2020-2024	2024-2034E
Global	2.3%	2.4%
US	3.6%	1.9%
EU5	0.8%	1.2%
Japan	2.7%	2.6%

320.2
328.7
338.0
348.5
350.7
347.3
357.3
367.5
377.8
388.3
398.9
409.8
420.7
431.8
442.9
49.0
51.4
52.9
54.4
56.5
57.3
58.6
59.9
61.1
62.3
63.5
64.7
65.9
67.0
68.0
60.7
60.3
61.1
61.9
62.7
63.5
64.3
65.1
65.9
66.7
67.5
68.3
69.2
70.0
70.9
38.3
39.5
40.5
41.5
42.6
43.6
44.8
45.9
47.1
48.3
49.5
50.8
52.1
53.5
54.8
172.3
177.4
183.6
190.6
189.0
182.8
189.7
196.6
203.8
211.0
218.4
225.9
233.6
241.3
249.2
2020
2021
2022
2023
2024
2025E
2026E
2027E
2028E
2029E
2030E
2031E
2032E
2033E
2034E
US
EU5
Japan
RoW

Source: Frost & Sullivan

Notes:

1.	EU5 refers to the United Kingdom, France, Germany, Spain, and Italy.
2.	Not including Greater China and South Korea.

Treatment Paradigm

The core principle of first-line treatment for PDAC involves stratification by stage and treatment selection according to performance status. First, the disease is classified as resectable, locally advanced, or metastatic through imaging assessment. Subsequently, either combination chemotherapy (FOLFIRINOX or gemcitabine plus nab-paclitaxel) or single-agent gemcitabine is selected based on the patient’s performance status. Additionally, molecular biomarkers guide treatment modifications when applicable.

INDUSTRY OVERVIEW

Source: Frost & Sullivan; NCCN

PDAC presents significant unmet clinical needs in several key aspects. Standard treatments—surgery, chemotherapy, and radiation—offer limited efficacy and largely palliative benefit, while targeted and immune checkpoint therapies have yet to demonstrate meaningful activity due to tumor heterogeneity and a dense, immunosuppressive microenvironment. Notably, emerging T-cell engagers have shown signals of efficacy in second-line PDAC, indicating that direct T-cell activation may provide benefit independent of checkpoint inhibition. In line with this approach, innovative therapeutics such as CLDN18.2 × 4-1BB bispecific antibodies are engineered to locally activate T-cells within CLDN18.2-expressing tumors, aiming to overcome immune resistance while offering a favorable tolerability profile.

Market Size

The global market size of first-line PDAC therapy (excluding Greater China and South Korea) was estimated at US$4.4 billion in 2024 and is projected to reach US$6.4 billion in 2034, representing a CAGR of 3.9%. The chart below sets forth the growth of the global first-line PDAC therapy market.

INDUSTRY OVERVIEW

Global Market Size of First-Line PDAC Therapies, 2020-2034E

USD Billion

CAGR	2020-2024	2024-2034E
Global	5.4%	3.9%
US	4.7%	2.9%
EU5	3.3%	2.2%
Japan	3.7%	3.6%

3.6
3.8
4.0
4.2
4.4
4.4
4.6
4.9
5.1
5.4
5.6
5.8
6.0
6.2
6.4
1.7
0.7
0.8
0.4
1.8
0.7
0.8
0.5
1.8
0.7
0.8
0.6
1.9
0.7
0.9
0.7
2.0
0.8
0.9
0.7
2.0
0.8
0.9
0.7
2.1
0.8
1.0
0.8
2.2
0.8
1.0
0.9
2.3
0.9
1.0
1.0
2.3
0.9
1.1
1.1
2.4
0.9
1.1
1.2
2.5
0.9
1.1
1.3
2.5
0.9
1.2
1.3
2.6
0.9
1.2
1.4
2.7
1.0
1.3
1.5
2020
2021
2022
2023
2024
2025E
2026E
2027E
2028E
2029E
2030E
2031E
2032E
2033E
2034E
US
EU5
Japan
RoW

Source: Frost & Sullivan

Notes:

1.	EU5 refers to the United Kingdom, France, Germany, Spain, and Italy.
2.	Not including Greater China and South Korea.

Competitive Landscape

As of the Latest Practicable Date, there was no CLDN18.2-targeted therapy approved as a first-line treatment for PDAC globally. As of the same date, there were three CLDN18.2-targeted drug candidates under clinical development worldwide as potential first-line therapies for CLDN18.2+/HER2– PDAC patients. Givastomig is positioned to be the first CLDN18.2 × 4-1BB bsAb to enter clinical trials for this indication, with the first patient expected to be dosed in the first half of 2026.

BTC

BTC comprises malignant neoplasms originating from epithelial cells of the bile ducts and gallbladder, including gallbladder cancer (“GBC”), intrahepatic cholangiocarcinoma (“ICC”), extrahepatic cholangiocarcinoma (“ECC”), and ampulla of Vater cancer. BTC accounts for approximately 3% of gastrointestinal malignancies worldwide, with age-standardized mortality rates ranging from 1.5 to 12 per 100,000 person-years across geographic regions.

INDUSTRY OVERVIEW

Global incidence of BTC (excluding Greater China and South Korea) is projected to rise from 243.1 thousand cases in 2024 to 346.6 thousand cases in 2034, representing a CAGR of 3.6%. Among all BTC patients, approximately 70% are CLDN18.2-positive and around 70% are HER2-negative.

Global Incidence of BTC, 2020-2034E

Thousand

CAGR	2020-2024	2024-2034E
Global	3.4%	3.6%
US	2.6%	2.5%
EU5	0.5%	0.8%
Japan	3.4%	1.6%

212.3
12.5
20.7
9.7
169.4
219.8
12.8
20.5
10.1
176.4
227.2
13.1
20.6
10.8
182.6
234.9
13.5
20.9
11.0
189.6
243.1
13.8
21.0
11.1
197.1
251.8
14.2
21.2
11.3
205.1
260.7
14.5
21.4
11.5
213.3
270.0
14.9
21.6
11.7
221.8
279.7
15.3
21.7
11.9
230.8
289.8
15.6
21.9
12.0
240.2
300.2
16.0
22.1
12.2
249.9
311.2
16.4
22.3
12.4
260.0
322.5
16.8
22.5
12.6
270.6
334.3
17.2
22.7
12.8
281.6
346.6
17.7
22.8
13.0
293.0
2020
2021
2022
2023
2024
2025E
2026E
2027E
2028E
2029E
2030E
2031E
2032E
2033E
2034E
US
EU5
Japan
RoW

Source: Frost & Sullivan

Notes:

1.	EU5 refers to the United Kingdom, France, Germany, Spain, and Italy.
2.	Not including Greater China and South Korea.

Treatment Paradigm

The standard approach to BTC in resectable disease involves adjuvant mFOLFOX6 following resection, with neoadjuvant chemotherapy considered for high-risk cases. For patients with advanced/metastatic disease and good performance status, gemcitabine-cisplatin remains first-line therapy; cisplatin-ineligible patients may receive gemcitabine-oxaliplatin or CAPOX. Tumors harboring FGFR2 fusions, IDH1 mutations, or HER2 amplification warrant targeted therapy, while MSI-H tumors indicate immunotherapy prioritization.

INDUSTRY OVERVIEW

Source: Frost & Sullivan; NCCN

BTC remains difficult to treat and presents major unmet clinical needs. Molecular heterogeneity—such as FGFR2 fusions and IDH1/2 mutations—limits the benefit of targeted therapies to small patient subsets. Although the current standard of care combining immune checkpoint inhibitors with chemotherapy has modestly improved outcomes, overall response rates and durability of benefit remain low. Therapeutic resistance, driven by a dense and immunosuppressive tumor microenvironment, continues to hinder treatment efficacy. Innovative immunotherapy strategies that target CLDN18.2, a tumor-associated antigen widely expressed in BTCs, offers a promising opportunity to elicit localized T-cell–mediated cytotoxicity within the tumor microenvironment, potentially improving the outcomes of immunochemotherapy.

Market Size

The global market size of first-line BTC therapy (excluding Greater China and South Korea) was estimated at US$1.8 billion in 2024 and is projected to reach US$2.9 billion in 2034, representing a CAGR of 4.6%. The chart below sets forth the growth of the global first-line BTC therapy market.

INDUSTRY OVERVIEW

Global Market Size of First-Line BTC Therapies, 2020-2034E

USD Billion, 2020-2034E

CAGR	2020-2024	2024-2034E
Global	4.5%	4.6%
US	3.6%	3.5%
EU5	1.5%	1.8%
Japan	4.5%	2.6%

1.5
1.6
1.7
1.7
1.8
1.9
2.0
2.1
2.2
2.3
2.4
2.5
2.6
2.7
2.9
0.6 0.3 0.1 0.5
0.6 0.3 0.1 0.6
0.7 0.3 0.1 0.6
0.7 0.3 0.1 0.6
0.7 0.3 0.2 0.7
0.7 0.3 0.2 0.7
0.8 0.3 0.2 0.8
0.8 0.3 0.2 0.8
0.8 0.3 0.2 0.9
0.8 0.3 0.2 0.9
0.9 0.3 0.2 1.0
0.9 0.3 0.2 1.1
0.9 0.3 0.2 1.2
1.0 0.3 0.2 1.2
1.0 0.3 0.2 1.3
2020
2021
2022
2023
2024
2025E
2026E
2027E
2028E
2029E
2030E
2031E
2032E
2033E
2034E
US
EU5
Japan
RoW

Source: Frost & Sullivan

Notes:

1.	EU5 refers to the United Kingdom, France, Germany, Spain, and Italy.
2.	Not including Greater China and South Korea.

Competitive Landscape

As of the Latest Practicable Date, there was no CLDN18.2-targeted therapy approved as a first-line treatment for BTC globally. As of the same date, there was one CLDN18.2-targeted drug candidate (osemitamab, a monoclonal antibody) under clinical development worldwide as potential first-line therapies for CLDN18.2+/HER2– BTC patients. Givastomig is positioned to be the first CLDN18.2 × 4-1BB bsAb to enter clinical trials for this indication, with the first patient expected to be dosed in the first half of 2026.

Overview of PD-L1 × 4-1BB Bispecific Antibodies

PD-L1 × 4-1BB bsAbs represent a novel therapeutic strategy that couples checkpoint blockade with targeted co-stimulation to overcome limitations of conventional immunotherapy. Through rational design, these bsAbs utilize PD-L1 as a tumor-anchoring domain while conditionally activating 4-1BB signaling exclusively at PD-L1+ tumor sites. This spatial restriction minimizes off-target toxicities, particularly hepatotoxicity associated with systemic 4-1BB agonism.

PD-L1 × 4-1BB bsAbs’ dual-targeting mechanism confers distinct therapeutic advantages. By simultaneously engaging inhibitory and costimulatory pathways, PD-L1 × 4-1BB bsAbs drive localized T-cell activation and overcome multiple resistance mechanisms that limit PD-1/PD-L1 monotherapy efficacy. This approach not only blocks immunosuppressive signals but also provides costimulatory support

INDUSTRY OVERVIEW

to reinvigorate exhausted T cells, resulting in synergistic enhancement of antitumor immunity. These combined effects position PD-L1 × 4-1BB bsAbs as promising candidates for patients refractory to ICIs.

As of the Latest Practicable Date, there was no PD-L1 × 4-1BB bsAb approved globally. As of the same date, there were 12 PD-L1 × 4-1BB bsAbs under clinical development worldwide, as summarized in the table below.

PD-L1×4-1BB bsAbs Under Clinical Development Globally

Drug Candidate	Company	Target	Modality	Phase of Trial	First Post Date	Trial Locations

Acasunlimab	BioNTech	4-1BB｜ PD-L1	bsAb	Phase 3	2024/10	Global

Opamtistomig	Leads Biolabs	4-1BB｜ PD-L1	bsAb	Phase 2	2025/9	China

QLF31907	Qilu Pharmaceuticals	4-1BB｜ PD-L1	bsAb	Phase 2	2025/1	China

CS2006	Numab Therapeutics	4-1BB｜ Albumin｜PD-L1	bsAb	Phase 1/2	2020/6	Global

AP203	AP Biosciences	4-1BB｜ PD-L1	bsAb	Phase 1/2	2023/7	China

PM1003	Biotheus	4-1BB｜ PD-L1	bsAb	Phase 1/2	2023/10	China

Ragistomig	ABL Bio/Our Company	4-1BB｜ PD-L1	bsAb	Phase 1	2021/2	Global

FS222	Iontas	4-1BB｜ PD-L1	bsAb	Phase 1	2024/5	Global

BH3120	Hanmi Pharmaceutical	4-1BB｜ PD-L1	bsAb	Phase 1	2024/1	Global

Xirestomig	OriCell Therapeutics	4-1BB｜ PD-L1	bsAb	Phase 1	2021/8	Global

MCLA-145	Merus	4-1BB｜ PD-L1	bsAb	Phase 1	2019/4	Global

HK010	Anhui Anke Biotechnology	4-1BB｜ PD-L1	bsAb	Phase 1	2024/10	China

Source: Frost & Sullivan, ClinicalTrials.gov, CDE

Overview of CD73 Antibodies

CD73 antibodies are designed to restore antitumor immunity through targeted disruption of adenosine-mediated immunosuppression. By blocking CD73’s enzymatic conversion of AMP to adenosine, these antibodies reduce immunosuppressive adenosine levels within the tumor microenvironment, thereby restoring T cell and NK cell cytotoxicity while enhancing B cell differentiation and antibody production. Beyond enzymatic inhibition, CD73 antibodies disrupt non-catalytic functions including cell adhesion and signaling cascades, comprehensively dismantling the tumor’s immune evasion mechanisms.

CD73 represents a compelling pan-cancer target due to its widespread expression and central role in adenosine-mediated immunosuppression across multiple tumor types. High CD73 expression correlates with poor prognosis in breast, gastric, hepatocellular, pancreatic, and lung cancers, where it catalyzes

INDUSTRY OVERVIEW

AMP-to-adenosine conversion, creating an immunosuppressive microenvironment that facilitates tumor progression and metastasis.

CD73 antibodies have demonstrated strong synergistic potential with multiple therapeutic modalities. When combined with ICIs, CD73 antagonism can disrupt the adenosine-A2A receptor axis that upregulates PD-1 on tumor-infiltrating lymphocytes, and may potentiate anti-PD-1/PD-L1 and anti-CTLA-4 responses. Beyond immunotherapy, CD73 inhibition may enhance radiotherapy, chemotherapy, and targeted agent efficacy through complementary immune activation and tumor sensitization mechanisms.

While no CD73 antibodies had received regulatory approval globally as of the Latest Practicable Date, partly due to challenges in identifying patients most likely to respond stemming from the lack of relevant biomarkers, the global market for CD73 antibodies (excluding Greater China) is projected to exceed US$3.0 billion by 2034, driven by multiple candidates in late-stage clinical development and the potential for combinations with existing immunotherapies.

Market Opportunities of CD73 Antibodies for NSCLC

NSCLC is the most common subtype of lung cancer and represents approximately 85% of all lung cancer cases globally. Global incidence of NSCLC (excluding Greater China) is projected to rise from 1.2 million cases in 2024 to 1.6 million cases in 2034, representing a CAGR of 2.8%. The global market size for advanced NSCLC therapies (excluding Greater China) was estimated at US$11.6 billion in 2024 and is projected to reach US$17.0 billion, representing a CAGR of 3.9%. The chart below sets forth the growth of the global market for advanced NSCLC therapies.

Global Market Size of Advanced NSCLC Therapies, 2020-2034E

USD Billion

CAGR	2020-2024	2024-2034E
Global	3.7%	3.9%
US	1.6%	2.3%
EU5	2.4%	3.0%
Japan	2.4%	1.6%

10.0
10.4
10.8
11.3
11.6
11.9
12.4
13.0
13.5
14.1
14.6
15.2
15.8
16.4
17.0
4.9
5.1
5.2
5.3
5.3
5.1
5.3
5.5
5.6
5.8
5.9
6.1
6.3
6.4
6.6
2.9
2.9
3.0
3.1
3.2
3.3
3.4
3.5
3.6
3.7
3.8
3.9
4.0
4.1
4.2
0.8
0.8
0.8
0.8
0.8
0.9
0.9
0.9
0.9
0.9
0.9
0.9
0.9
1.0
1.0
1.4
1.6
1.8
2.1
2.3
2.6
2.9
3.2
3.4
3.7
4.0
4.3
4.6
4.9
5.2
2020
2021
2022
2023
2024
2025E
2026E
2027E
2028E
2029E
2030E
2031E
2032E
2033E
2034E
US
EU5
Japan
RoW

INDUSTRY OVERVIEW

Source: Frost & Sullivan

Notes:

1.	EU5 refers to the United Kingdom, France, Germany, Spain, and Italy.
2.	Not including Greater China.

Currently, treatment methods for advanced or metastatic NSCLC are primarily based on the expression status of biomarkers, with genetic alterations like EGFR mutations guiding targeted therapy decisions. While biomarker-driven approaches have improved disease control through subtype-specific treatments, significant clinical gaps persist.

Source: Frost & Sullivan; NCCN

CD73 antibodies represent a transformative therapeutic approach for NSCLC, where CD73 is highly expressed (~70%). By disrupting adenosine-mediated immunosuppression—a shared resistance mechanism to PD-1 inhibitors and EGFR-TKIs—these agents not only restore anti-tumor immunity but also demonstrate proven synergy with standard first-line regimens. Early-phase trials of CD73 inhibitors combined with ICIs/chemotherapy have shown enhanced response rates and prolonged PFS. Their dual capacity to potentiate frontline therapies while overcoming intrinsic resistance positions CD73 antibodies as versatile tools for NSCLC’s heterogeneous landscape.

INDUSTRY OVERVIEW

As of the Latest Practicable Date, there were no CD73-targeted therapy approved globally for advanced NSCLC. As of the same date, there were three CD73-targeted therapies under clinical development worldwide for advanced NSCLC, including two mAbs and one small-molecule drug candidate, as summarized in the table below.

CD73-targeted Therapies Under Clinical Development Globally for Advanced NSCLC (Stage IV)

Drug Candidate	Company	Target	Indication	Modality	Phase of Trial	First Post Date	Trial Locations	Combination Rgimen

Uliledlimab	Sanofi/TJ Biopharma/ Our Company	CD73	NSCLC	mAb	Phase 2/3	2024/3	Global	Yes

Mupadolimab	Corvus Pharmaceuticals/ Angel Pharmaceuticals	CD73	NSCLC	mAb	Phase 1	2022/12	China	Yes

Quemliclustat	Gilead Sciences/ TAIHO PHARMACEUTICAL CO., LTD.	CD73	NSCLC	Small molecule	Phase 2	2023/1	Global	Yes

Source: Frost & Sullivan, ClinicalTrials.gov, CDE

OVERVIEW OF THE GLOBAL OPHTHALMIC DRUG MARKET

Ophthalmic diseases encompass structural and functional abnormalities of the visual system and its associated structures, leading to visual impairment, discomfort, or blindness. These conditions can affect either the anterior segment (including dry eye disease, cataracts, and glaucoma) or posterior segment (such as age-related macular degeneration, diabetic retinopathy, and retinal vein occlusion), collectively representing the primary causes of irreversible vision loss worldwide. Their progressive nature and potential for permanent visual disability underscore the critical need for effective diagnostic and therapeutic interventions.

The global ophthalmic drug market grew from US$33.5 billion in 2020 to US$41.6 billion in 2024 at a CAGR of 5.6%. This momentum is expected to continue with a projected CAGR of 4.1% from 2024 to 2034, reaching US$62.5 billion. The chart below sets forth the growth of the global ophthalmic drug market.

INDUSTRY OVERVIEW

Global Market Size of Ophthalmic Drugs, 2020-2034E

USD Billion

	2020-2024	2024-2034E
CAGR	5.6%	4.1%

33.5
36.0
38.4
39.6
41.6
42.3
43.0
44.0
45.6
47.7
50.2
53.3
56.3
59.4
62.5
2020
2021
2022
2023
2024
2025E
2026E
2027E
2028E
2029E
2030E
2031E
2032E
2033E
2034E

Source: Frost & Sullivan

Market Drivers and Future Trends

•

Rising Prevalence of Eye Diseases. Demographic shifts and lifestyle changes are accelerating ophthalmic market expansion. The aging population is driving demand for treatments addressing age-related conditions including cataracts, AMD, and glaucoma, necessitating advanced therapeutic solutions. Concurrently, increased screen exposure from digital devices has elevated the incidence of myopia and dry eye disease, particularly among students and professionals. These converging trends—population aging and digital eye strain—are creating sustained demand for both age-related therapies and treatments for visual fatigue and dry eye syndrome, as patients increasingly seek comprehensive eye health solutions.

•

Growing Health Awareness. Rising health consciousness is driving earlier diagnosis and treatment-seeking behavior in ophthalmology. Patients increasingly recognize the value of regular eye examinations and advanced surgical options, facilitating early disease management and accelerating adoption of innovative technologies. This proactive approach has expanded demand across advanced diagnostics, surgical procedures, and pharmaceuticals, fueling sustained ophthalmic market growth.

•	Innovation and Emergence of Transformative Therapeutics. The ophthalmic drug market is fundamentally driven by technological advances addressing complex retinal conditions like

INDUSTRY OVERVIEW

nAMD and DME. While anti-VEGF therapies remain the clinical standard, their frequent injection requirements compromise long-term adherence. The emergence of VEGF × Ang-2 bsAbs represents a transformative innovation. By simultaneously targeting VEGF-A and angiopoietin-2 pathways, these dual-action therapies offer complementary vascular stabilization and improved visual outcomes, potentially reducing treatment burden while enhancing efficacy.

Overview of VEGF × Ang-2 Bispecific Antibodies

In retinal diseases like nAMD and DME, two key proteins drive vessel damage. VEGF-A causes abnormal blood vessel growth and leakage, while Ang-2 weakens vessel walls by blocking protective Tie2 signals, worsening inflammation and fluid buildup. Current nAMD and DME treatments face significant limitations including poor adherence from frequent injection burden, procedural risks, and drug resistance.

Differentiating Features versus Standard-of-Care Anti-VEGF Therapies

VEGF × Ang-2 bsAbs, such as faricimab, holds significant clinical value in the field of ophthalmology. Unlike single-target anti-VEGF therapies, VEGF × Ang-2 bsAbs offer superior disease control by simultaneously modulating two key drivers of vascular leakage, inflammation, and neovascularization. This comprehensive mechanism delivers enhanced vascular stabilization and superior pathological improvement. Clinical evidence demonstrates that quarterly VEGF × Ang-2 bsAbs maintain vision gains comparable to monthly anti-VEGF therapy despite extended intervals, with reduced vision fluctuation risk and improved long-term visual stability.

Despite its advantages and multi-billion-dollar peak sales projections, faricimab faces limitations including treatment resistance from disease heterogeneity and metabolic variations that may reduce long-term efficacy. The dual-pathway mechanism’s immunological complexity can induce resistant phenotypes, while drug interactions—particularly with anticoagulants and anti-inflammatories in elderly patients—raise bleeding and infection risks. These challenges present opportunities for next-generation VEGF × Ang-2 bsAbs with enhanced resistance profiles and safety margins.

Market Size of VEGF × Ang-2 Bispecific Antibodies

The global market size of anti-VEGF therapies was estimated at US$19.8 billion in 2024 and is projected to reach US$31.9 billion in 2034, representing a CAGR of 4.9%. As of the Latest Practicable Date, faricimab was the only approved VEGF × Ang-2 bsAb globally, indicated for nAMD, DME, and retinal vein occlusion. The global market size of VEGF × Ang-2 bsAbs was estimated at US$4.5 billion in 2024 and is projected to reach US$12.0 billion in 2034, representing a CAGR of 10.3%, significantly outpacing the overall anti-VEGF therapy market growth.

The chart below sets forth the growth of the global anti-VEGF therapy market (including VEGF × Ang-2 bsAbs).

INDUSTRY OVERVIEW

Global Market Size of Anti-VEGF Therapies, 2020-2034E

USD Billion

CAGR	2020-2024	2024-2034E
Total	7.6%	4.9%
VEGF × Ang-2 bsAbs	-	10.3%

Proportion of VEGF × Ang-2 bsAbs
VEGF × Ang-2 bsAbs
Others
2020: 14.7 total; 0.0 VEGF × Ang-2 bsAbs; 14.7 Others; 0.0%
2021: 17.1 total; 0.0 VEGF × Ang-2 bsAbs; 17.1 Others; 0.0%
2022: 17.0 total; 0.6 VEGF × Ang-2 bsAbs; 16.4 Others; 3.6%
2023: 18.4 total; 2.7 VEGF × Ang-2 bsAbs; 15.7 Others; 14.7%
2024: 19.8 total; 4.5 VEGF × Ang-2 bsAbs; 15.2 Others; 22.9%
2025E: 20.1 total; 7.8 VEGF × Ang-2 bsAbs; 12.2 Others; 38.9%
2026E: 23.0 total; 9.2 VEGF × Ang-2 bsAbs; 13.7 Others; 40.2%
2027E: 26.0 total; 10.5 VEGF × Ang-2 bsAbs; 15.5 Others; 40.3%
2028E: 28.3 total; 11.7 VEGF × Ang-2 bsAbs; 16.6 Others; 41.3%
2029E: 29.4 total; 12.8 VEGF × Ang-2 bsAbs; 16.7 Others; 43.3%
2030E: 29.8 total; 13.4 VEGF × Ang-2 bsAbs; 16.4 Others; 44.9%
2031E: 30.8 total; 14.1 VEGF × Ang-2 bsAbs; 16.8 Others; 45.7%
2032E: 31.6 total; 14.4 VEGF × Ang-2 bsAbs; 17.2 Others; 45.7%
2033E: 31.7 total; 13.2 VEGF × Ang-2 bsAbs; 18.5 Others; 41.6%
2034E: 31.9 total; 12.0 VEGF × Ang-2 bsAbs; 19.9 Others; 37.7%

Source: Frost & Sullivan

Market Opportunities of VEGF × Ang-2 Bispecific Antibodies

DME

DME represents the primary vision-threatening complication of diabetic retinopathy, characterized by fluid accumulation in the macular retina due to hyperglycemia-induced blood-retinal barrier breakdown. Disease progression is driven by VEGF-mediated vascular leakage and inflammatory vasodilation pathways. The condition manifests as retinal thickening and exudates detectable through optical coherence tomography (“OCT”) imaging. Global incidence of DME is projected to rise from 26.8 million cases in 2024 to 32.8 million cases in 2034, representing a CAGR of 2.0%.

Anti-VEGF therapy has emerged as the standard of care, addressing the underlying vascular pathology to preserve vision. Current anti-VEGF therapies require frequent intravitreal injections, creating poor adherence and potential complications that compromise long-term outcomes. Despite short-term vision gains, many patients experience disease progression or inadequate response, necessitating complex treatment adjustments.

INDUSTRY OVERVIEW

Source: Frost & Sullivan

Next-generation approaches—including VEGF × Ang-2 bsAbs—address these limitations through extended dosing intervals and multi-pathway targeting, representing significant market opportunities in ophthalmic drug development.

As of the Latest Practicable Date, faricimab was the only VEGF × Ang-2 bsAb approved for DME globally. As of the same date, there were two VEGF × Ang-2 bsAbs under clinical development worldwide for DME.

nAMD

nAMD represents the advanced, vision-threatening form of age-related macular degeneration, characterized by abnormal blood vessel growth beneath the retina that causes hemorrhage, fluid leakage, and scarring, resulting in rapid central vision loss. The condition primarily affects individuals over 50, with prevalence increasing significantly with age. As the leading cause of severe vision loss in developed nations, nAMD represents a substantial and growing market opportunity driven by aging demographics. Global incidence of nAMD is projected to rise from 21.5 million cases in 2024 to 26.5 million cases in 2034, representing a CAGR of 2.1%.

Current anti-VEGF therapies demand frequent intravitreal injections, creating significant burden for elderly patients through repeated clinic visits and injection risks, leading to poor adherence and vision deterioration.

Source: Frost & Sullivan

Next-generation solutions—including VEGF × Ang-2 bsAbs—extend treatment intervals while maintaining efficacy, addressing the critical unmet need for durable, patient-friendly therapies in this expanding market.

INDUSTRY OVERVIEW

As of the Latest Practicable Date, faricimab was the only VEGF × Ang-2 bsAb approved for nAMD globally. As of the same date, there were four VEGF × Ang-2 bsAbs under clinical development worldwide for nAMD.

REPORT COMMISSIONED BY FROST AND SULLIVAN

In connection with the [REDACTED], we have engaged Frost & Sullivan to conduct a detailed analysis and prepare an industry report on the major markets for which our drug candidates are positioned. Frost & Sullivan is an independent global market research and consulting company which was founded in 1961 and is based in the United States. We have agreed to pay Frost & Sullivan a total fee of approximately US$100 thousand for the preparation of the Frost & Sullivan Report, and we believe that such fees are consistent with the market rate. The payment of such amount is not contingent upon our successful [REDACTED] or on the results of the Frost & Sullivan Report. Except for the Frost & Sullivan Report, we did not commission any other industry report in connection with the [REDACTED].

The market projections in the Frost & Sullivan Report were based on the following key assumptions: (i) the overall social, economic and political environment globally is expected to remain stable during the forecast period; (ii) the economic and industrial development globally is likely to maintain a steady growth trend over the next decade; (iii) related key industry drivers are likely to continue driving the growth of the market during the forecast period; and (iv) there is no extreme force majeure or industry regulation in which the market may be affected dramatically or fundamentally. The reliability of the Frost & Sullivan Report may be affected by the accuracy of the foregoing key assumptions.

REGULATORY OVERVIEW

OVERVIEW OF LAWS AND REGULATIONS IN THE PRC

This section summaries the principal PRC laws, rules and regulations that are relevant to our business.

DRUG REGULATORY REGIME

Major Regulatory Authorities

The regulatory system for the pharmaceutical industry in the PRC consists of the Standing Committee of the National People’s Congress (the “NPCSC”), the State Council and several ministries and agencies under its authority, including, among others, the National Medical Products Administration (the “NMPA”, formerly known as China Food and Drug Administration (the “CFDA”)), the National Health Commission (the “NHC”), and the National Healthcare Security Administration (the “NHSA”).

National Medical Products Administration (NMPA)

The NMPA is the primarily drug regulator in China. It is the regulatory authority responsible for the registration and supervision of drugs under the supervision of the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce, which is responsible for supervising and administering the market in the PRC), including the stages of non-clinical research, clinical trials, marketing approval, production and distribution. In March 2018, the Institutional Reform Program of the State Council of the State Council (《國務院機構改革方案》) adopted at the First Session of the 13th National People’s Congress decided to no longer retain the CFDA and to establish the NMPA, which inherits the drug regulatory functions from its predecessor, the CFDA.

National Health Commission (NHC)

The NHC, China’s chief healthcare regulator, is primarily responsible for drafting national health policies, regulating public health, medical services and the health contingency response system, coordinating the healthcare reforms, and overseeing the operation of medical institutions and the practice of medical personnel.

National Healthcare Security Administration (NHSA)

The NHSA, a new authority established in May 2018 pursuant to the Institutional Reform Program of the State Council (《國務院機構改革方案》), is primarily responsible for drafting and implementing policies, plans and standards for medical insurance, maternity insurance, medical assistance and other healthcare security systems; administering the healthcare funds; formulating a uniform medical insurance catalogue and payment standards on drugs, medical consumables and healthcare services; and formulating and administering the bidding and tendering policies for drugs and medical consumables.

LAWS AND REGULATIONS RELATED TO DRUGS

Drug Administration and Classification

The Drug Administration Law of the PRC (《中華人民共和國藥品管理法》) (the “Drug Administration Law”) promulgated by the NPCSC on September 20, 1984, amended on February 28,

REGULATORY OVERVIEW

2001, December 28, 2013, April 24, 2015 and August 26, 2019, and effective on December 1, 2019, and the Implementing Rules for the Drug Administration Law of the PRC (《中華人民共和國藥品管理法實施條例》) (the “Implementing Rules for the Drug Administration Law”) promulgated by the State Council on August 4, 2002 and amended on February 6, 2016, March 2, 2019 and December 6, 2024, respectively, have laid down the legal framework for the research, development, registration, marketing, production and business operation of new drugs, which regulate the administration of pharmaceutical manufacturing enterprises, pharmaceutical trading enterprises, and medicinal preparations of medical institutions and the development, research, manufacturing, distribution, packaging, pricing and advertisements of pharmaceutical products.

Non-clinical Research and Animal Testing

The State Administration for Market Regulation requires preclinical data to support registration applications for imported and domestic drugs. According to the Administrative Measures for Drug Registration (《藥品注冊管理辦法》) issued by the State Administration for Market Regulation on January 22, 2020 and effective from July 1, 2020, the non-clinical safety evaluation studies for drugs should comply with the Good Laboratory Practices for Non-clinical Laboratory Studies (《藥物非臨床研究質量管理規範》) (the “GLP”). The CFDA implemented the latest GLP from September 1, 2017 to improve the quality of non-clinical laboratory studies.

According to the Administrative Measures for the Certification of Good Laboratory Practices for Non-clinical Laboratory Studies (《藥物非臨床研究質量管理規範認證管理辦法》) issued by the NMPA on January 19, 2023 and effective from July 1, 2023, the institutions intending to carry out non-clinical safety evaluation studies in China for the purpose of drug registration applications shall apply for the certification of GLP. The NMPA is responsible for the administration of the certification of GLP in China, and the drug regulatory authorities at the provincial level are responsible for the daily supervision and management on institutions of non-clinical safety evaluation studies within their administrative regions. The NMPA will approve and issue GLP certificates to the applicants that meet the GLP requirements, and the GLP certificates are valid for 5 years. Any entity without such certification must engage a qualified third party to conduct non-clinical studies regulated under relevant laws and regulations.

Accordance to the Regulations for the Administration of Affairs Concerning Experimental Animals (《實驗動物管理條例》) issued by the State Scientific and Technological Commission on November 14, 1988 and last amended by the State Council on March 1, 2017, experimental animals involved in drug research shall be researched, preserved, bred, supplied, applied and managed. The Administrative Measures on Good Practice of Experimental Animals (《實驗動物質量管理辦法》) jointly issued by the State Scientific and Technological Commission and the State Bureau of Quality and Technical Supervision on December 11, 1997 initiated the establishment of the National Experimental Animal Seed Center, further clarifying the regulations for the production, use, testing and supervision of experimental animals. Meanwhile, according to the Administrative Measures on the Certificate for Experimental Animals (Trial) (《實驗動物許可證管理辦法(試行)》) jointly issued by the Ministry of Education, the Ministry of Science and Technology (the “MOST”) and other regulatory authorities on December 5, 2001 and effective from January 1, 2002, all organizations and individuals engaged in work related to the experimental animals in China are required to obtain a Certificate for Use of Experimental Animals. Any entity without such

REGULATORY OVERVIEW

certification must engage a qualified third party to conduct such non-clinical studies regulated under relevant laws and regulations.

Clinical Trial Approval

According to the Drug Administration Law (《藥品管理法》), the Implementing Rules for the Drug Administration Law (《藥品管理法實施條例》) and the Administrative Measures for Drug Registration (《藥品注冊管理辦法》 ), clinical trials should be conducted when applying for registration of a new drug. The Center for Drug Evaluation (the “CDE”), an agency under the NMPA, is responsible for the application for clinical trials of new drugs. After the approval of an application for investigational new drug (“IND application”), the applicant shall register the information about the clinical trial protocol on the Drug Clinical Trial Registration and Information Disclosure Platform (藥物臨床試驗登記與信息公示平臺) before the implementation of the clinical trial of the drug.

According to the Announcement on Drug Clinical Trial Information Platform (《關于藥物臨床試驗信息平臺的公告》) issued by the CFDA on September 6, 2013, all applicants who have obtained clinical trial approvals from the NMPA and are conducting clinical trials in China, shall complete clinical trial registration and publish trial information through the Drug Clinical Trial Public Information Platform (藥物臨床試驗公共信息平臺). The applicant shall complete the trial pre-registration within one month after obtaining the approval of IND application, in order to obtain the unique registration number of the trial, and complete the registration of subsequent information before the enrollment of the first subject. If the first submission is not completed within one year after obtaining the approval of IND application, the applicant shall submit an explanation; and if the first submission is not completed within three years, the approval of IND application will be revoked by itself.

The CFDA issued the Announcement on Certain Policies Pertaining to the Review and Approval of Drug Registration (《關于藥品注冊審評審批若干政策的公告》) on November 11, 2015, according to which, the drug approval process was further simplified by implementing a one-time approval for INDs of new drugs, and no longer adopting declarations, reviews or approvals at different phases. The Announcement on Adjustment of the Procedures for Review and Approval of Drug Clinical Trials (《關于調整藥物臨床試驗審評審批程序的公告》) issued by the NMPA on July 24, 2018, stipulates that, applicants could proceed with their drug clinical trials in accordance with the submitted protocols if they have not received any objection or query from the Center for Drug Evaluation under NMPA within 60 business days after the IND application has been accepted and the relevant application fees have been paid. On February 9, 2025, the CDE issued the Guidelines for Acceptance and Review of Applications for Registration of Chemical Drugs (Trial) (《化學藥品注冊受理審查指南 (試行)》) which became effective on March 10, 2025 and prevailed its previous version, providing implementation details on IND applications for chemical drugs.

Communication with CDE at Clinical Trial Phases

According to the Administrative Measures for Drug Registration (《藥品注冊管理辦法》 ), based on the characteristics of the drug and the purpose of the study, clinical trials of drugs are divided into Phase 1 clinical trials, Phase 2 clinical trials, Phase 3 clinical trials, Phase 4 clinical trials and bioequivalence trials, and the content of the study includes clinical pharmacological studies, exploratory clinical trials,

REGULATORY OVERVIEW

confirmatory clinical trials and post-marketing studies. Clinical trials shall be conducted in accordance with the provisions of the Good Clinical Practice (《藥物臨床試驗質量管理規範》) (the “GCP”), including the preparation of clinical trials, clinical trial protocols, responsibilities of sponsors and investigators, and protection of subjects.

According to the Announcement on Adjustment of the Procedures for Review and Approval of Drug Clinical Trials (《關于調整藥物臨床試驗審評審批程序的公告》), where the approval has been granted for clinical trial of a new drug, upon the completion of Phase 1 and Phase 2 clinical trials and prior to the commencement of Phase 3 clinical trial, the applicant shall submit an application for communication meetings to the CDE to discuss with the CDE the key technical issues, including the design of Phase 3 clinical trial protocol.

According to the Administrative Measures for Communication on the Research, Development and Technical Evaluation of Drugs (《藥物研發與技術審評溝通交流管理辦法》) issued by the CDE on December 10, 2020, during the research and development periods and in the registration applications of innovative new drugs, the applicant may propose to hold communication meetings with the CDE. The mode of communication may be face-to-face meeting, video conference, teleconference or written response. The communication meetings can be classified into three types. Type I meetings are held to resolve major safety issues in clinical trials and major technical issues in the research and development of breakthrough therapeutic drugs. Type II meetings are held during the key research and development periods of drugs, including pre-IND application meetings, meetings upon the completion of Phase 2 clinical trials and before the commencement of Phase 3 clinical trials, meetings before submitting a marketing application for a new drug and meetings for risk assessment and control. Type III meetings refer to meetings not classified as Type I and II.

International Multi-Centre Clinical Trials

According to the International Multi-Center Clinical Trial Guidelines (Trial) (《國際多中心藥物臨床試驗指南(試行)》) issued by the CFDA on January 30, 2015 and effective from March 1, 2015, the sponsor may conduct clinical trials simultaneously at multiple centres in multiple regions in accordance with the same clinical trial protocol, and may also conduct regional clinical trials simultaneously at multiple centers in different countries within a region in accordance with the same clinical trial protocol. If the applicants plan to use the data derived from international multi-center clinical trials for approval of drug registration in China, such international multi-center clinical trials shall comply with the provisions concerning clinical trials in the Administrative Measures for Drug Registration.

When planning and implementing international multi-center clinical trials in China, the sponsor shall comply with the Drug Administration Law (《藥品管理法》), the Implementing Rules for the Drug Administration Law (《藥品管理法實施條例》) and the Administrative Measures for Drug Registration (《藥品注冊管理辦法》) and other related laws and regulations, implement the Good Clinical Practice (《藥物臨床試驗質量管理規範》) in China, make reference to universal international principles such as ICH-GCP, and meet the legal and regulatory requirements of the corresponding countries.

The NMPA issued the Technical Guiding Principles for the Acceptance of Overseas Clinical Trial Data of Drugs (《接受藥品境外臨床試驗數據的技術指導原則》) on July 6, 2018, according to which, for

REGULATORY OVERVIEW

drugs applied for registration within the PRC, overseas clinical trial data submitted by the applicant may be accepted as the information for clinical evaluation. Where the data derived from international multi-centre clinical trials are used for drug registration in China, such clinical trials shall be conducted in at least two countries including China. The Technical Guiding Principles for the Acceptance of Overseas Clinical Trial Data of Drugs set out the basic principles and requirements for acceptance of overseas clinical trial data, provide different levels of acceptance based on the quality of the data and different circumstances, and require applicants to ensure the authenticity, integrity, accuracy and traceability of overseas clinical trial data and to generate overseas clinical trial data in compliance with the relevant requirements of ICH-GCP.

Sampling and Collecting Human Genetic Resources Filing

The PRC Biosecurity Law (《中華人民共和國生物安全法》) (the “Biosecurity Law”), which was promulgated by the NPCSC on October 17, 2020, became effective on April 15, 2021 and was amended on April 26, 2024, establishes a comprehensive legislative framework for the pre-existing regulations in such areas as epidemic control of infectious diseases for humans, animals and plants; research, development, and application of biology technology; biosecurity management of pathogenic microbial laboratories; security management of human genetic resources and biological resources; countermeasures for microbial resistance; and prevention of bioterrorism and defending threats of biological weapons. According to the Biosecurity Law, the research and development activities of high-risk and medium-risk biotechnology shall be carried out by a legal person organization established within the territory of the PRC in accordance with the law, upon obtaining the approval or record-filing; the establishment of a pathogenic microorganism laboratory shall be subject to approval or record-filing requirements in accordance with the law; (I) collecting human genetic resources of important genetic families or specific areas in the PRC, or collecting human genetic resources of which the types and quantities are subject to provisions of the competent department of health under the State Council, (II) preserving China’s human genetic resources, (III) using China’s human genetic resources to carry out international scientific research cooperation, or (IV) transporting, mailing, and carrying China’s human genetic resource materials out of the country shall subject to approval of the competent department of health.

The Regulations of the PRC on the Administration of Human Genetic Resources (《中華人民共和國人類遺傳資源管理條例》), which became effective on July 1, 2019 and was amended on March 10, 2024, provide that international cooperation in scientific research using China’s human genetic resources shall satisfy the conditions stipulated in the Regulations and shall be applied for jointly by the cooperating parties and approved by the administrative department of health under the State Council. To obtain marketing authorization for relevant drugs and medical devices in China, no approval is required in international clinical trial cooperation using China’s human genetic resources at clinical institutions, if not involving the export of human genetic resource materials. However, the two parties shall file the type, quantity and usage of the human genetic resources to be used with the administrative department of health under the State Council before clinical trials.

The Implementing Rules of the Regulation on the Administration of Human Genetic Resources (《人類遺傳資源管理條例實施細則》) which was promulgated by the MOST on May 26, 2023 and became effective on July 1, 2023, further improves the overall regulatory framework and provides specific requirements on the collection, preservation, utilization and external provision of China’s human genetic resources.

REGULATORY OVERVIEW

OTHER SIGNIFICANT PRC REGULATIONS AFFECTING OUR BUSINESS ACTIVITIES IN THE PRC

Laws and Regulations Relating to Company Law and Foreign Investment

The establishment, operation and management of legal entities in the PRC are governed by the Company Law of the People’s Republic of China (《中華人民共和國公司法》) (the “Company Law”) promulgated by the Standing Committee of the National People’s Congress (the “NPCSC”) on December 29, 1993, effective on July 1, 1994, and subsequently amended on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013, October 26, 2018 and December 29, 2023, respectively. Under the Company Law, companies are generally categorized into two types, i.e., limited liability companies and companies limited by shares. Foreign-invested companies are also governed by the Company Law, unless otherwise provided by laws and regulations on foreign investment. The latest amendment made by the NPCSC on December 29, 2023, mainly included the improvement of a company’s establishment and exit system, the optimization of a company’s organization, the improvement of a company’s capital system, the reinforcement of the responsibilities of controlling shareholders and management personnel, and the enhancement of a company’s social responsibility, etc. This amendment became effective from July 1, 2024.

On January 1, 2020, the Law of the People’s Republic of China on Foreign Investment (《中華人民共和國外商投資法》) (the “FIL”) promulgated by the National People’s Congress (the “NPC”) on March 15, 2019, took effect, and the Law of the People’s Republic of China on Chinese-Foreign Equity Joint Ventures (《中華人民共和國中外合資經營企業法》), the Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises (《中華人民共和國外資企業法》) and the Law of the People’s Republic of China on Sino-Foreign Cooperative Joint Ventures (《中華人民共和國中外合作經營企業法》) were simultaneously repealed. Since then, the FIL has become the fundamental law regulating foreign-invested enterprises wholly or partially invested by foreign investors. In accordance with the FIL and the Regulations for the Implementation of the Foreign Investment Law of the People’s Republic of China (《中華人民共和國外商投資法實施條例》) promulgated by the State Council on December 26, 2019, which came into effect on January 1, 2020, foreign investment refers to the investment activities carried out directly or indirectly in the PRC by foreign natural persons, enterprises or other organizations (hereinafter referred to as “foreign investors”), including the following circumstances: (I) foreign investors alone or jointly with other investors establish foreign invested enterprises within the territory of the PRC; (II) foreign investors acquire shares, equity, property shares or other similar interests in enterprises within the territory of the PRC; (III) foreign investors alone or jointly with other investors invest in new construction projects within the territory of the PRC; (IV) other forms of investment prescribed by the laws, administrative regulations or the State Council.

The provisions of the Company Law, the Law of the People’s Republic of China on Partnerships and other laws shall apply to the form of organization of a foreign-invested enterprise, its organizational structure and the rules governing its activities.

The PRC implements a pre-access national treatment plus negative list management system for foreign investment, which means that foreign investors and their investments are given treatment no less

REGULATORY OVERVIEW

favorable than that accorded to domestic investors and their investments at the stage of investment access; the so-called negative list refers to the special access management measures that the State has stipulated to be applied to foreign investment in specific areas. The State grants national treatment to foreign investment that is not on the negative list.

The Catalogue of Industries Encouraging Foreign Investment (2022 Version) (《鼓勵外商投資產業目錄(2022年版)》) issued by the NDRC and the Ministry of Commerce on October 26, 2022 (effective January 1, 2023), and the Special Administrative Measures for Foreign Investment Entry (Negative List) (2024 Version) (《外商投資准入特別管理措施(負面清單)(2024 年版)》) issued by the NDRC and the Ministry of Commerce on September 6, 2024 (the “Negative List”), which became effective on November 1, 2024, together constitute the Catalogue of Industries Encouraging Foreign Investment and the Special Administrative Measures for Foreign Investment Access to Industries Restricted or Prohibited for Foreign Investment, of which the Negative List has uniformly listed the special administrative measures in respect of foreign investment access, such as shareholding requirements and senior management requirements. Fields outside the Negative List are managed in accordance with the principle of consistency between domestic and foreign investments. Domestic enterprises engaging in businesses in the areas of investment prohibited by the Negative List that issue shares abroad and list them for trading shall be subject to the examination and consent of the relevant competent state authorities. Foreign investors shall not participate in the operation and management of the enterprise, and the proportion of their shareholding shall be implemented with reference to the relevant provisions on the management of domestic securities investment by foreign investors.

According to the Measures for the Reporting of Foreign Investment Information (《外商投資信息報告辦法》) jointly formulated by the Ministry of Commerce and the State Administration for Market Regulation, which took effect on January 1, 2020, foreign investors carrying out investment activities directly or indirectly in the PRC shall report investment information to the competent commerce department by the foreign investor or foreign-invested enterprise in accordance with the Measures. When submitting annual reports, foreign-invested enterprises shall report basic information about the enterprise, information about investors and their de facto controllers, information about the enterprise’s operation and assets and liabilities, and information about obtaining relevant industry licenses if special administrative measures for foreign investment access are involved.

Labor, Social Insurance and Housing Provident Fund

Labor Laws and Labor Contract Law

According to the Labor Law of the People’s Republic of China (《中華人民共和國勞動法》) (the “Labor Law”) promulgated by the NPCSC on July 5, 1994 and last amended on December 29, 2018, the Labor Contract Law of the People’s Republic of China (《中華人民共和國勞動合同法》) promulgated by the NPCSC on June 29, 2007, effective on January 1, 2008, last amended on December 28, 2012 and effective on July 1, 2013, and the Implementing Regulations for the Labor Contract Law of the People’s Republic of China (《中華人民共和國勞動合同法實施條例》) promulgated by the State Council in September 2008, an employment relationship between an employer and an employee shall be established by concluding a written labor contract; in addition, wages shall not be lower than the local minimum wage

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standard; employers must establish and improve labor safety and health systems; strictly implement national regulations and standards, provide labor safety and health education to employees; provide working conditions that comply with national labor safety and health standards and necessary labor protection equipment, and conduct regular health checks for employees engaged in operations with occupational hazards.

Social Insurance and Housing Provident Fund

According to the Social Insurance Law of the People’s Republic of China (《中華人民共和國社會保險法》) promulgated by the NPCSC on October 28, 2010, effective on July 1, 2011, and last revised on December 29, 2018, the Interim Regulation on the Collection and Payment of Social Insurance Premiums (《社會保險費征繳暫行條例》) promulgated by the State Council on January 22, 1999 and revised on March 24, 2019, the Regulation on Work-Related Injury Insurance (《工傷保險條例》) promulgated by the State Council on April 27, 2003, effective on January 1, 2004 and revised on December 20, 2010, the Regulation on Unemployment Insurance (《失業保險條例》) promulgated by the State Council on January 22, 1999 and effective on the same date, the Trial Measures for Maternity Insurance for Enterprise Employees (《企業職工生育保險試行辦法》) promulgated by the Ministry of Labor on December 14, 1994 and effective on January 1, 1995, and the Regulation on the Administration of Housing Provident Fund (《住房公積金管理條例》) promulgated by the State Council in April 1999 and revised on March 24, 2002 and March 24, 2019, employers shall pay social insurance premiums such as basic pension insurance, unemployment insurance, basic medical insurance, work-related injury insurance, and maternity insurance for their employees, as well as contribute to housing provident funds.

Laws and Regulations Relating to Intellectual Property

Trademark

The Trademark Law of the People’s Republic of China (《中華人民共和國商標法》) (the “Trademark Law”) amended by the NPCSC on April 23, 2019 and effective on November 1, 2019, and the Regulations for the Implementation of the Trademark Law of the People’s Republic of China (《中華人民共和國商標法實施條例》) amended on April 29, 2014 and effective on May 1, 2014, stipulate the application for trademark registration, examination and approval, renewal, alteration, assignment, use, invalidation, and other aspects, and provide protection for the exclusive right to use a registered trademark enjoyed by the trademark registrant. According to the aforementioned laws and regulations, the validity period of a registered trademark is ten years, calculated from the date of approval of registration. If the registered trademark expires and needs to be used continuously, the trademark registrant shall, within twelve months prior to the expiration date, go through the renewal procedures in accordance with the provisions; if it fails to do so within this period, it may be given a grace period of six months. Each renewal of registration is valid for ten years, calculated from the day after the expiration of the previous validity of the trademark. The trademark registrant may license others to use its registered trademark by concluding a trademark license contract.

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Patent

According to the Patent Law of the People’s Republic of China (《中華人民共和國專利法》)(the “Patent Law”) last amended by the NPCSC on October 17, 2020 and effective on June 1, 2021, and the Rules for the Implementation of the Patent Law of the People’s Republic of China (《中華人民共和國專利法實施細則》) amended by the State Council on December 11, 2023 and effective on January 20, 2024, the patent administration department under the State Council is responsible for the patent work nationwide, uniformly accepting and examining patent applications, and granting patent rights according to law. The departments responsible for patent administration under the people’s governments of provinces, autonomous regions, and municipalities directly under the Central Government are responsible for the patent administration within their respective administrative regions. Inventions and utility models for which patents are granted shall possess novelty, inventiveness and utility. Exterior designs for which patents are granted shall not belong to existing designs; nor has any entity or individual, before the date of application, filed an application with the patent administration department under the State Council for an identical exterior design and recorded it in patent documents published after the date of application. The term of a patent right for an invention is twenty years, the term of a patent right for a utility model is ten years, and the term of a patent right for an exterior design is fifteen years, all calculated from the date of application. Any entity or individual exploiting the patent of another shall conclude a license contract with the patentee and pay a patent royalty. The licensee has no right to allow any entity or individual other than that stipulated in the contract to exploit the patent. Exploiting a patent without the permission of the patentee constitutes an infringement of the patent right.

According to the Patent Law, for the purpose of public health, the patent administration department under the State Council may grant a compulsory license for the manufacture of a patented drug and its export to countries or regions that conform to the provisions of the relevant international treaties to which the People’s Republic of China is a party.

Furthermore, according to the Patent Law, in order to compensate for the time taken for the review and approval of the introduction of new drugs to the market, the patent administration department under the State Council shall, at the request of the patentee, grant compensation for the term of the patent right for patents relating to new drugs that have been granted marketing authorization in the PRC. The compensation period shall not exceed five years, and the total effective patent right period after the new drug is approved for marketing shall not exceed fourteen years. During the drug marketing review and approval process, if a dispute arises between the drug marketing authorization applicant and the relevant patentee or interested party concerning the patent related to the drug for which registration is applied, the relevant parties may file a lawsuit with the people’s court, requesting a ruling on whether the relevant technical solution of the drug for which registration is applied falls within the scope of protection of another’s drug patent. The drug regulatory department under the State Council may, within the prescribed time limit, make a decision on whether to suspend the approval of the relevant drug for marketing based on the effective judgment of the people’s court.

The Measures for the Implementation of the Mechanism for the Early Resolution of Drug Patent Disputes (for Trial Implementation) (《藥品專利糾紛早期解决機制實施辦法( 試行)》) jointly issued by the NMPA and the China National Intellectual Property Administration on July 4, 2021, marked the formal and

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comprehensive implementation of the drug patent linkage system in China. This system links the generic drug marketing approval process with the patent protection of originator drugs, providing relevant parties with channels for resolving patent disputes during the relevant drug marketing review and approval stages. The Measures clearly stipulate the platform construction and information disclosure system, patent right registration system, generic drug patent declaration system, judicial linkage and administrative linkage system, approval waiting period system, drug review and approval classification system, and the market exclusivity period system for the first chemical generic drug that successfully challenges the originator drug patent. If the patentee or an interested party has an objection to a Category IV patent declaration, they may file a lawsuit with the people’s court or request an administrative ruling from the patent administration department under the State Council regarding whether the relevant technical solution of the drug applying for marketing falls within the scope of protection of the relevant patent right, so as to protect the legitimate rights and interests of drug patentees and reduce the risk of patent infringement after the generic drug is marketed.

Copyright

The Copyright Law of the People’s Republic of China (《中華人民共和國著作權法》), promulgated by the NPCSC on September 7, 1990 and last amended on November 11, 2020, with the latest amendment taking effect on June 1, 2021, and the Regulations for the Implementation of the Copyright Law of the People’s Republic of China (《中華人民共和國著作權法實施條例》), promulgated by the State Council on August 2, 2002 and last amended on January 30, 2013, with the latest amendment taking effect on March 1, 2013, provide for the legal protection of copyrights, as well as the categorization of works, and the acquisition of copyrights and the protection of copyrights and their related rights.

Domain Name

According to the Measures for the Administration of Internet Domain Names (《互聯網域名管理辦法》) issued by the Ministry of Industry and Information Technology (“MIIT”) on August 24, 2017 and effective on November 1, 2017, the establishment of domain name root servers and their operating institutions, domain name registration management institutions, and domain name registration service institutions within the territory of China shall obtain a permit from the MIIT or the telecommunications administration departments of provinces, autonomous regions, or municipalities directly under the Central Government in accordance with the provisions.

Trade secrets

In accordance with the Anti-Unfair Competition Law of the People’s Republic of China (《中華人民共和國反不正當競爭法》) promulgated by the NPCSC on September 2, 1993 and amended on November 4, 2017 and April 23, 2019, respectively, and the Supreme People’s Court’s Provisions on Several Issues Concerning the Application of Law to the Trial of Civil Cases Involving Infringement of Trade Secrets) (《最高人民法院關于審理侵犯商業秘密民事案件適用法律若干問題的規定》 ), which were issued by the Supreme People’s Court on September 10, 2020 and have come into effect on September 12, 2020, “trade secret” refers to the technical information, business information and other commercial information that is not known to the public, has commercial value, and is likely to create commercial interests or profits for the lawful owner or holder of the same and has been subject to the corresponding confidentiality measures

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taken by the owner. Pursuant to the Anti-Unfair Competition Law of the People’s Republic of China (《中華人民共和國反不正當競爭法》), operators shall not commit the following acts of infringing upon the commercial secrets of others: (I) acquiring the commercial secrets of the right holder by theft, bribery, fraud, coercion, electronic intrusion or other improper means; (II) disclosing, using or permitting other people to use the commercial secrets of the right holder acquired by the means mentioned in the preceding paragraph; (III) violating the obligation of confidentiality or the requirements on keeping commercial secrets of the right holder, disclose, use or allow others to use the trade secrets in their possession; (IV) abetting, inducing, helping others to violate the obligation of confidentiality or violation of the requirements of the right holder to keep trade secrets, to obtain, disclose, use or allow others to use the right holder’s trade secrets. If the third party knows or should know the above violations, but still obtains, uses or allows others to use the trade secrets, it is regarded as the infringement of trade secrets. The person whose trade secret has been infringed may request administrative corrective measures, and the supervisory authority shall order the cessation of the illegal behavior and impose a fine on the infringer.

Laws and Regulations Relating to Foreign Exchange

The principal law regulating foreign currency exchange in the PRC is the Regulations of the People’s Republic of China on Foreign Exchange Administration (《中華人民共和國外匯管理條例》) (the “Foreign Exchange Administration Regulations”). The Foreign Exchange Administration Regulations were promulgated by the State Council on January 29, 1996, and came into effect on April 1, 1996, and were amended on January 14, 1997 and August 5, 2008, respectively. Under the Foreign Exchange Administration Regulations, the State does not impose restrictions on international payments in foreign currencies and foreign currency transfers under the current account. Foreign currency transactions under the capital account are still subject to restrictions and the approval or registration procedures of the General Administration of Foreign Exchange of the People’s Republic of China (the “SAFE”) or its local branches and other relevant Chinese government agencies.

In accordance with the Regulations for the Administration of Settlement, Sale and Payment of Foreign Exchange (《結匯、售匯及付匯管理規定》) issued by the People’s Bank of China on June 20, 1996 and effective on July 1, 1996, foreign-invested enterprises may purchase, sell or repatriate foreign currency at banks authorized to conduct foreign exchange business only after they have provided valid business certification documents and, in the case of capital account transactions, have obtained the approval of the SAFE or its local branch.

The SAFE issued the Circular of the State Administration of Foreign Exchange on the Reform of the Management of Foreign Exchange Capital Fund Settlement of Foreign-invested Enterprises (《國家外匯管理局關于改革外商投資企業外匯資本金 結匯管理方式的通知》) on March 30, 2015 (hereinafter referred to as “SAFE Circular No. 19”), which came into effect on June 1, 2015, and was amended on December 30, 2019 and March 23, 2023, respectively. Pursuant to SAFE Circular 19, foreign exchange capital funds in the capital account of a foreign-invested enterprise for which the foreign exchange bureau has confirmed the rights and interests of the monetary contribution (or for which the bank has registered the monetary contribution) may be settled at the bank in accordance with the actual operational needs of the enterprise. At the same time, the use of such RMB amounts shall still be subject to the restrictions set out in SAFE Circular No. 19, such as not to be used directly or indirectly for expenditures outside the scope of business

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of the enterprise or prohibited by national laws and regulations; not to be used directly or indirectly for investment in securities unless otherwise provided by laws and regulations; not to be used directly or indirectly for the release of entrusted loans in RMB (except for those permitted by the scope of business), repayment of inter-enterprise loans (including advances to a third party) and repayment of bank loans in RMB that have been re-lent to a third party; except for foreign-invested real estate enterprises, they shall not be used to pay for expenses related to the purchase of real estate not for self-use.

Pursuant to the Circular of the State Administration of Foreign Exchange on Reforming and Standardizing the Management Policy of Capital Account Settlement (《國家外匯管理局關于改革和規範資本資項目結匯管理政策的通知》 ) (“SAFE Circular No. 16”) issued by the SAFE on June 9, 2016, and amended on December 4, 2023, if there is any inconsistency between the previous circular (e.g., SAFE Circular No. 19) and SAFE Circular No. 16, SAFE Circular No. 16 shall prevail. SAFE Circular No. 16 will standardize the settlement of foreign exchange for all domestic institutions. In addition, the use of foreign exchange earnings from capital items by domestic institutions shall comply with the principles of truthfulness and self-consumption within the scope of business operation. SAFE Circular No. 16 reiterates that the foreign exchange income from capital items of domestic institutions and the RMB funds derived from their foreign exchange settlement may be used for expenditures under the current account within the scope of their own operations, as well as for expenditures under the capital account as permitted by laws and regulations. The use of RMB funds derived from foreign exchange earnings from capital items and their settlement by domestic institutions shall comply with the following provisions: (I) they shall not be used directly or indirectly for expenditures outside the scope of business of the enterprise or prohibited by national laws and regulations; (II) unless otherwise expressly provided, they shall not be used directly or indirectly for investment in securities or other investment and wealth management (except for wealth management products and structured deposits with risk ratings not higher than Level 2); (III) they shall not be used for the release of loans to non-affiliated enterprises except for cases expressly permitted by the scope of business; (IV) they shall not be used for the purchase of residential properties not for self-use (except for enterprises engaging in real estate development and real estate leasing).

Based on the Circular of the State Administration of Foreign Exchange on Optimizing Foreign Exchange Management to Support the Development of Foreign-Related Businesses (《國家外匯管理局關于優化外匯管理支持涉外業務發展的通知》 ) issued by the SAFE on April 10, 2020, the SAFE will push forward the reform of facilitating the payment of income under capital accounts on a nationwide basis. Provided that the use of funds is genuine, compliant and in line with the existing regulations for the management of the use of income under capital accounts, eligible enterprises will be allowed to use the income under capital accounts such as capital funds, foreign debt and income from overseas listing for domestic payments without having to provide materials proving authenticity to the banks on a case-by-case basis beforehand.

Distribution of dividends

Pursuant to the provisions of the Company Law, when a company distributes its after-tax profit for the year, ten percent of the profit should be set aside as its statutory surplus reserve fund. The company may no longer do so if its cumulative statutory surplus reserve accounts for more than fifty percent of its registered capital. If the company’s statutory surplus reserve is insufficient to make up for the losses of previous years, the

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company shall use the current year’s profit to make up for the losses before the set-aside of the statutory surplus reserve. After the company has set aside a part of its after-tax profit as its statutory surplus reserve, it may also set aside a part of its after-tax profit as its discretionary reserve. Distributions can be made to shareholders only after the remaining after-tax profit have made up for losses and the surplus reserve has been set aside.

On January 26, 2017, the SAFE issued the Circular on Further Promoting the Reform of Foreign Exchange Management and Improving the Examination of Authenticity and Compliance (《關于進一步推進外匯管理改革完善真實合規性審核的通知》 ), which stipulates that when banks handle profit remittance business exceeding US$50,000 equivalent (excluding) for domestic institutions, they shall audit, in accordance with the principle of authentic transaction, the board of directors’ resolution on profit distribution (or the partners’ resolution on profit distribution), the original tax filing form, and the audited financial statements, and the amount of the current remittance and the date of remittance on the original tax filing form shall be affixed with an endorsement. The domestic organization shall make up for the losses of previous years in accordance with the law before remitting the profits.

Regulations for EIT and VAT

Enterprise Income Tax Law

According to the Enterprise Income Tax Law of the People’s Republic of China (《中華人民共和國企業所得稅法》) (the “EIT Law”) promulgated by the National People’s Congress in March 2007 and amended by the NPCSC in February 2017 and December 2018, and the Regulation on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China (《中華人民共和國企業所得稅法實施條例》) (the “Regulations for the Implementation of the EIT Law”) promulgated by the State Council in December 2007 and amended in April 2019, except for certain exceptions, a resident enterprise shall pay EIT on its income derived from sources within and outside the PRC. If a non-resident enterprise has offices or establishments in the PRC, it shall pay EIT on the income derived from sources within the PRC and the income derived from sources outside the PRC that has real connection with the said offices or establishments. If a non-resident enterprise does not have offices or establishments in the PRC, or if it has offices or establishments but the income it derives has not actual connection to its offices or establishments, it shall pay EIT on the income derived from sources within the PRC, but at a reduced rate of 10 per cent.

In accordance with the EIT Law and the Regulations for the Implementation of the EIT Law, dividends, bonuses and other equity investment income between qualified resident enterprises are tax-exempt income.

Value-Added Tax

According to the Provisional Regulations of the People’s Republic of China on Value-Added Tax (《中華人民共和國增值稅暫行條例》) effective in January 1994 and amended in November 2008, February 2016 and November 2017, and the Detailed Rules for the Implementation of the Provisional Regulations of the People’s Republic of China on Value-Added Tax (《中華人民共和國增值稅暫行條例實施細則》) effective in December 1993 and amended in December 2008 and October 2011, units and individuals selling goods or processing, repair and fitting-out services, selling services, intangible assets, immovable property and importing goods within the territory of the PRC shall be subject to VAT; depending on the taxable acts of the general taxpayers, the applicable VAT rates are 17%, 11%, 6% and 0%, respectively.

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According to the Notice on Adjusting Value-Added Tax Rates (《關于調整增值稅稅率的通知》) issued by the Ministry of Finance and the State Administration of Taxation in April 2018, from May 2018, for taxpayers engaged in VAT taxable sales activities or importing goods, where the original applicable tax rates were 17% and 11%, the rates were adjusted to 16% and 10% respectively.

According to the Announcement on Policies Related to Deepening VAT Reform (《關于深化增值稅改革有關政策的公告》) which was jointly issued by the Ministry of Finance and other departments on March 20, 2019 and became effective from April 1, 2019, for general VAT taxpayers engaged in VAT taxable sales activities or importing goods, where the original applicable tax rate was 16%, the rate was adjusted to 13%; where the original applicable tax rate was 10%, the rate was adjusted to 9%.

On December 25, 2024, the NPCSC promulgated the Value-added Tax Law of the PRC (《中華人民共和國增值稅法》), which will come into effect on January 1, 2026, and as of the Latest Practicable Date, it has not come into effect.

Taxation on Dividends

Individual Investors

According to the Individual Income Tax Law of the People’s Republic of China (《中華人民共和國個人所得稅法》) (hereinafter referred to as the “Individual Income Tax Law”) promulgated by NPCSC on September 10, 1980, as last amended on August 31, 2018 and the latest amendment effective on January 1, 2019, and the Regulations on the Implementation of the Individual Income Tax Law of the People’s Republic of China (《中華人民共和國個人所得稅法實施條例》) promulgated by the State Council on January 28, 1994, as last revised on December 18, 2018 and the latest revision effective on January 1, 2019 (hereinafter referred to as the “Implementation Regulations of the Individual Income Tax Law”), individual investors shall pay individual income tax at a rate of 20% on dividend income received from enterprises within China (regardless of whether the place of payment is within China), which shall be withheld and paid by enterprises in China, except for the income exempted from tax stipulated in international conventions and agreements signed by the PRC government, as well as other tax-free income and tax reductions stipulated by the State Council.

According to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (《內地和香港特別行政區關于對所得避免雙重徵稅和防止偷漏稅的安排》 ) signed on August 21, 2006 (hereinafter referred to as the “Arrangement”), the PRC government may impose a tax on dividends paid by Chinese companies to Hong Kong residents in accordance with PRC laws, but the tax imposed (if the beneficial owner of the dividend is not a company that directly holds at least 25% equity interest in the company paying the dividend) should not exceed 10% of the total amount of the dividend. However, according to the Fifth Protocol to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (《內地和香港特別行政區關于對所得避免雙重徵稅和防止偷漏稅的安排》第五議定書 ) (hereinafter referred to as the “Fifth Protocol to the Arrangement”) that came into effect on December 6, 2019, notwithstanding the other provisions of the Arrangement, if it is

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reasonably ascertained, having regard to all relevant facts and circumstances, that one of the main purposes of any arrangement or transaction directly or indirectly inducing a benefit under the Arrangement is to obtain the concessions, the concessions shall not be granted in respect of the relevant proceeds unless it can be established that the grant of the benefit in such circumstances is in accordance with the purpose and objective of the relevant provisions of the Arrangement.

In addition, according to the Notice on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (《關于執行稅收協定股息條款有關問題的通知》) issued by the State Administration of Taxation on February 20, 2009, when a Chinese resident company pays dividends to a Hong Kong resident, and the Hong Kong resident (or dividend recipient) is the beneficial owner of the dividend, then the dividend so received can enjoy the treatments provided under the tax agreements. Accordingly, the income tax payable by the Hong Kong resident in China is calculated according to the tax rate stipulated in the agreements. If the tax rate stipulated in the agreements are higher than the tax rate stipulated in the domestic tax laws of the PRC, the taxpayer can still pay tax determined under domestic tax laws of the PRC. If a taxpayer needs to enjoy the agreed treatments specified in the preceding paragraph, the following conditions shall be met at the same time: (I) the taxpayers who can enjoy the agreed treatments should be Hong Kong residents; (II) the taxpayers who can enjoy the agreed treatments should be the beneficial owners of the relevant dividends person; (III) dividends eligible for the agreed treatments should be dividends, bonuses and other equity investment income determined in accordance with domestic tax laws of the PRC; and (IV) other conditions stipulated by the State Administration of Taxation. Transactions or arrangements whose main purpose is to obtain preferential tax status should not constitute a reason for implementing agreed treatments. If a taxpayer improperly enjoys agreed tax treatments due to such transactions or arrangements, the competent tax authorities may adjust.

Corporate Investors

According to the Enterprise Income Tax Law (《企業所得稅法》) and the Regulation on the Implementation of the Enterprise Income Tax Law (《企業所得稅法實施條例》), nonresident enterprises shall pay enterprise income tax on their income derived from China (including dividends, bonuses and other equity investment income paid by Chinese enterprises). However, if a non-resident enterprise has not established an office or establishment in China, or if it has established an office or establishment but the income obtained has no actual connection with the office or establishment, it shall be levied enterprise income tax at a reduced rate of 10%. The above-mentioned income tax payable by non-resident enterprises shall be withheld at source, and the income payer shall be the withholding agent. The tax shall be withheld by the withholding agent from the amount paid or payment due at the time of payment or due for payment.

Under the arrangement, the PRC government can tax dividends paid by Chinese companies to Hong Kong residents in accordance with PRC laws. However, if the beneficial owner of the dividends is a Hong Kong resident, the tax levied shall not exceed: (I) 5% of the total amount of the dividends if the beneficial owner is a company that directly owns at least 25% of the equity of the company paying the dividends, or (II) in other cases, 10% of the total dividend amount. According to the Fifth Protocol to the Arrangement, notwithstanding the provisions of other terms of this Arrangement, if, after taking into account all relevant facts and circumstances, it can be reasonably determined that one of the main purposes of any arrangement or transaction that directly or indirectly brings about the benefits of this Arrangement is to obtain the benefits, the benefits shall not be granted in connection with the relevant income, unless it can be confirmed

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that the benefits under such circumstances is consistent with the purposes and objectives of the relevant provisions of this Arrangement.

In addition, according to the Notice on Issues Concerning the Application of Dividend Clauses of Tax Agreements (《關于執行稅收協定股息條款有關問題的通知》), if a Chinese resident company pays dividends to a Hong Kong resident, and the Hong Kong resident (or dividend recipient) is the beneficial owner of the dividend, then the Hong Kong resident shall obtain the dividend. This dividend can enjoy agreed treatments, that is, the income tax payable by Hong Kong residents in China will be calculated according to the tax rate stipulated in the agreements. If the tax rate stipulated in the agreement is higher than the tax rate stipulated in domestic tax laws of the PRC, the taxpayer can still pay tax determined under domestic tax laws of the PRC. If a taxpayer needs to enjoy the agreed treatments stipulated in the preceding paragraph, the following conditions must be met at the same time: (I) the taxpayer who can enjoy the agreed treatments should be a Hong Kong resident, (II) the taxpayer who can enjoy the agreed treatments should be the beneficial owner of the relevant dividends (III) dividends eligible for agreed treatments shall be dividends, bonuses and other equity investment income determined in accordance with domestic tax laws of the PRC, and (IV) other conditions stipulated by the State Administration of Taxation. According to the dividend provisions of relevant tax agreements, if a Hong Kong resident directly owns more than a certain proportion of the equity of a Chinese resident company that pays dividends, the dividends obtained by the Hong Kong resident may be taxed at the rate specified in the tax agreements. If a Hong Kong resident needs to enjoy the benefits of this tax treaty, the following conditions must be met at the same time: (I) according to the provisions of the tax agreements, the Hong Kong resident receiving dividends should be a company; (II) all the ownership rights and interests of Chinese resident companies directly owned by the Hong Kong resident and the proportion of shares with voting rights shall comply with the prescribed proportion; (III) at any time within 12 consecutive months before receiving dividends, the proportion of equity directly owned by the Hong Kong resident in the Chinese resident company shall comply with the proportion stipulated in the tax agreements. Transactions or arrangements with the main purpose of obtaining preferential tax status should not constitute a reason for implementing agreed treatments. If a taxpayer improperly enjoys tax agreed treatments due to such transactions or arrangements, the competent tax authorities have the right to adjust.

Tax Agreements

Non-Chinese resident investors who live in countries that have signed double taxation agreements with China or who live in Hong Kong, or the Macau Special Administrative Region can enjoy preferential tax rates on dividends from Chinese companies. China has entered into double taxation avoidance arrangements with Hong Kong and the Macao Special Administrative Region respectively, and has entered into double taxation avoidance agreements with several other countries, including but not limited to Australia, Canada, France, Germany, Japan, Malaysia, the Netherlands, Singapore, the United Kingdom and the U.S. Non-Chinese resident enterprises that have obtained preferential tax rates under relevant tax agreements or arrangements may apply to the Chinese tax authorities for a refund of the difference between the withholding tax and the tax calculated based on the preferential tax rates stipulated in the relevant tax agreements or arrangements. The application is subject to approval by the Chinese tax authorities.

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Taxes Related to Share Transfers

Individual Investor

According to the Individual Income Tax Law and the Implementation Regulations of the Individual Income Tax Law, income from the transfer of property (including income from the transfer of securities, equity, and partnership property shares among individuals) is subject to individual income tax at a rate of 20%. According to the Circular of Declaring that Individual Income Tax Continues to be Exempted over Income of Individuals from the Transfer of Shares (《關于個人轉讓股票所得繼續暫免徵收個人所得稅的通知》 ) jointly issued by the Ministry of Finance and the State Administration of Taxation on March 30, 1998 (Cai Shui Zi [1998] No. 61), starting from January 1, 1997, individual income tax will continue to be exempted on the income obtained by individuals from transferring shares of listed companies.

Corporate Investors

According to the Enterprise Income Tax Law (《企業所得稅法》) and the Regulation on the Implementation of the Enterprise Income Tax Law (《企業所得稅法實施條例》), nonresident enterprises shall pay enterprise income tax on their income derived from China (including income from the transfer of equity investments in Chinese enterprises). For a non-resident enterprise having no office or establishment in China, or if an office or establishment has been established in China but the income obtained has no actual connection with the office or establishment, the enterprise income tax shall be levied at a reduced rate of 10%. The above-mentioned income tax payable by non-resident enterprises shall be withheld at source, and the income payer shall be the withholding agent. The tax shall be withheld by the withholding agent from the amount paid or due for payment at the time it is paid or due for payment.

OVERVIEW OF LAWS AND REGULATIONS IN THE UNITED STATES

This section summarizes the principal laws and regulations in the United States that are relevant to our business.

Laws and Regulations in Relation to New Drug

Government Regulation and Product Approval in the United States

The FDA and other regulatory authorities in the United States at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, recordkeeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of drug and biological products. Along with third-party contractors, we are required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of our drug candidates. The processes for obtaining regulatory approvals in the United States and in foreign jurisdictions, along with subsequent compliance with applicable laws and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

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Government policies may change and additional government regulations may be enacted that could prevent or delay further development or regulatory approval of any of our drug candidates, or anticipated manufacturing processes, disease indications, or labeling. We cannot predict the likelihood, nature or extent of government regulation that might arise from future legislative or administrative action.

Review and Approval for Licensing Biologics in the United States

In the United States, the FDA regulates our current drug candidates as biological products, or biologics, under the Federal Food, Drug, and Cosmetic Act (the “FDCA”), the Public Health Service Act and associated implementing regulations. Biologics, like other drugs, are used for the treatment, prevention or cure of disease in humans. In contrast to chemically synthesized small molecular weight drugs, which have a well-defined structure and can be thoroughly characterized, biologics are generally derived from living material (human, animal, or microorganism) and are complex in structure, and thus are usually not fully characterized. Biologics include immuno-oncology therapeutics for the treatment of cancer and other diseases.

Biologics are also subject to other federal, state and local statutes and regulations. The failure to comply with applicable statutory and regulatory requirements at any time during the product development process, approval process or after approval may subject a sponsor or applicant to administrative or judicial enforcement actions. These actions could include the suspension or termination of clinical trials by the FDA, the FDA’s refusal to approve pending applications or supplemental applications, withdrawal of an approval, “Warning Letters” (official messages from the FDA to a manufacturer or other organization that it has violated some rule in a federally regulated activity) or “Untitled Letters” (initial correspondences from the FDA with a regulated industry that cite violations that do not meet the threshold of regulatory significance for a Warning Letter and request correction of the violation), product recalls, product seizures, total or partial suspension of production or distribution, import detention, injunctions, fines, refusals of government contracts, exclusion from participation in federal healthcare programs, debarment, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA, the Department of Justice, or other governmental entities.

An applicant seeking approval to market and distribute a biologic in the United States typically must undertake the following:

•	completion of non-clinical laboratory tests and animal studies performed in accordance with the FDA’s good laboratory practice regulations;

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submission to the FDA of an application for an Investigational New Drug, or an IND, which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;

•	manufacture, labeling and distribution of an investigational drug in compliance with current good manufacturing practice;

•	approval by an independent institutional review board or ethics committee at each clinical site before each clinical trial may be initiated;

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•

performance of adequate and well-controlled human clinical trials in accordance with the FDA’s current Good Clinical Practices requirements, to establish the safety, purity and potency of the proposed biological drug candidate for its intended purpose;

•	preparation of and submission to the FDA of a biologics license application, after completion of all pivotal clinical trials requesting marketing approval for one or more proposed indications;

•	payment of application user fees under the Prescription Drug User Fee Act;

•	satisfactory completion of an FDA Advisory Committee review, where appropriate or if applicable, as may be requested by the FDA to assist with its review;

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satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the proposed product, or components thereof, are produced to assess compliance with current good manufacturing practice and data integrity requirements to assure that the facilities, methods and controls are adequate to preserve the biologic’s identity, safety, quality, purity and potency;

•	satisfactory completion of FDA audits of selected clinical investigation sites to assure compliance with current Good Clinical Practices requirements and the integrity of the clinical data;

•	obtaining FDA review and approval of the biologics license application to permit commercial marketing of the licensed biologic for particular indications for use in the United States; and

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compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy, and the potential requirement to conduct post-approval studies.

The testing and approval process requires substantial time, effort and financial resources and we cannot be certain that any approvals for our drug candidates will be granted on a timely basis, if at all.

From time to time, legislation is drafted, introduced and passed in the Congress of the United States that could significantly change the statutory provisions governing the testing, approval, manufacturing and marketing of products regulated by the FDA. In addition to new legislation, FDA regulations and policies are often revised or interpreted by the agency in ways that may significantly affect our business and our drug candidates. It is impossible to predict whether further legislative changes will be enacted or whether FDA regulations, guidance, policies or interpretations will be changed or what the effect of such changes, if any, may be.

Preclinical and Clinical Development in the United States

Before an applicant of a biologics license application can begin testing the potential asset in human subjects, the applicant must first conduct preclinical studies. Preclinical studies include laboratory evaluations of product chemistry, toxicity and formulation, as well as in vitro and animal studies to assess

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the potential safety and activity of the biologic for initial testing in humans and to establish a rationale for therapeutic use. Preclinical studies are subject to federal regulations and requirements, including good laboratory practice regulations. The results of an applicant’s preclinical studies are submitted to the FDA as part of an IND.

An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. An IND is an exemption from the FDCA that allows an unapproved drug to be shipped in interstate commerce for use in an investigational clinical trial. Such authorization must be secured prior to interstate shipment. In support of a request for an IND, applicants must submit a range of information, including preclinical data, manufacturing information and a detailed protocol for each clinical trial. Any subsequent protocol amendments must be submitted to the FDA as part of the IND.

Human clinical trials may not begin until an IND is effective. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises safety concerns or questions about the proposed clinical trial within the 30-day time period. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

The FDA may also place a clinical hold or partial clinical hold on such trial following commencement of a clinical trial under an IND. A clinical hold is an order issued by the FDA to the sponsor to delay a proposed clinical investigation or to suspend an ongoing investigation. A partial clinical hold is a delay or suspension of only part of the clinical work requested under the IND. For example, a specific protocol or part of a protocol is not allowed to proceed, while other protocols may do so. No more than 30 days after the imposition of a clinical hold or partial clinical hold, the FDA will provide the sponsor with a written explanation of the basis for the hold. Following issuance of a clinical hold or partial clinical hold, an investigation may only resume after the FDA has notified the sponsor that the investigation may proceed. The FDA will base that determination on information provided by the sponsor correcting the deficiencies previously cited or otherwise satisfying the FDA that the investigation can proceed.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with regulations of current Good Clinical Practices, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments.

A sponsor may choose, but is not required, to conduct a foreign clinical trial under an IND. When a foreign clinical trial is conducted under an IND, all FDA IND requirements must be met unless waived. When the foreign clinical trial is not conducted under an IND, the sponsor must ensure that the study complies with regulations of current Good Clinical Practices in order to use the study as support for an IND or application for marketing approval, including review and approval by an independent ethics committee and informed consent from subjects.

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Furthermore, an independent institutional review board for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site, and must monitor the study until completed. Regulatory authorities, the institutional review board or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives.

Some trials also include oversight by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board. Data safety monitoring boards provide recommendations for whether or not a trial may move forward at designated check points based on access to certain data from the trial and may recommend halting the clinical trial if a data safety monitoring board determines that there is an unacceptable safety risk for subjects or based on other grounds, such as no demonstration of efficacy. Other grounds for suspension or termination may be made based on evolving business objectives and/or competitive climate. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries. Sponsors of investigational products for the diagnosis, monitoring, or treatment of one or more serious disease or conditions must also have a publicly available policy on evaluating and responding to requests for expanded access. Investigators must also provide certain information to clinical trial sponsors to allow the sponsors to make certain financial disclosures to the FDA.

Clinical Trials

For purposes of approval of biologics license applications, clinical trials are typically conducted in the following sequential phases that may overlap or be combined:

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Phase 1: The investigational product is initially introduced into a small number of healthy human subjects or patients with the target disease or condition. These trials are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans and the side effects associated with increasing doses.

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Phase 2: The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3: The investigational product is administered to an expanded patient population generally at multiple geographically dispersed clinical trial sites to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety. These clinical trials are intended to generate sufficient data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval by the FDA. The FDA typically requires two adequate and well-controlled clinical trials, but, in some cases may approve products based on a single study.

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In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product, referred to as Phase 4 trials. Such post-approval trials, when applicable, are conducted following initial approval, typically to develop additional data and information relating to the biological characteristics of the product and treatment of patients in the intended therapeutic indication.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. In addition, IND safety reports must be submitted to the FDA for any of the following: suspected serious and unexpected adverse reactions; findings from epidemiological studies, pooled analysis of multiple studies, animal or in vitro testing, or other clinical trials, whether or not conducted under an IND, and whether or not conducted by the sponsor, that suggest a significant risk in humans exposed to the drug; and any clinically important increase in the rate of a serious suspected adverse reaction over such rate listed in the protocol or investigator brochure, which is a comprehensive document summarizing the body of information about an investigational product obtained during clinical and non-clinical trials.

Each of Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk. Similarly, an independent institutional review board can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the institutional review board’s requirements or if the drug has been associated with unexpected serious harm to patients.

The manufacture of investigational biologics for the conduct of human clinical trials is subject to Good Manufacturing Practice requirements. Investigational biologics and therapeutic substances imported into the United States are also subject to regulation by the FDA. Further, the export of investigational products outside the United States is subject to regulatory requirements of the receiving country as well as U.S. export requirements.

Concurrently with clinical trials, companies often complete additional animal studies, and develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with requirements of Good Manufacturing Practice. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, must develop methods for testing the identity, strength, quality, purity and potency of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

BLA Submission and Review

Assuming successful completion of all required clinical testing in accordance with all applicable regulatory requirements, an applicant may submit a biologics license application, or BLA, requesting licensing to market the biologic for one or more indications in the United States. The BLA must include the

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results of product development, non-clinical studies and clinical trials; detailed information on the product’s chemistry, manufacture and controls; and proposed labeling. Under the Prescription Drug User Fee Amendments, a BLA submission is subject to an application user fee, unless a waiver or exemption applies.

The FDA will initially review the BLA for completeness before accepting it for filing. Under the FDA’s procedures, the agency has 60 days from its receipt of a BLA to determine whether the application will be accepted for filing and substantive review. If the agency determines that the application does not meet this initial threshold standard, the FDA may refuse to file the application and request additional information, in which case the application must be resubmitted with the requested information and review of the application delayed.

After the BLA is accepted for filing, the FDA reviews the BLA to determine, among other things, whether a product is safe, pure and potent and if the facility in which it is manufactured, processed, packed or held meets standards designed to assure the product’s continued identity, strength, quality, safety, purity and potency. Before approving a BLA, the FDA will typically inspect, remotely or in person, the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities comply with current Good Manufacturing Practice and are adequate to ensure consistent production of the product within required specifications. In addition, the FDA expects that all data be reliable and accurate, and requires sponsors to implement meaningful and effective strategies to manage data integrity risks. Data integrity is an important component of the sponsor’s responsibility to ensure the safety, efficacy and quality of its product or products.

The FDA will typically inspect, in person or remotely, one or more clinical sites to assure compliance with regulations of current Good Clinical Practices before approving a BLA. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

FDA performance goals generally provide for action on a BLA within ten months of filing, which typically occurs within 60 days of submission, but that deadline is extended in certain circumstances. Furthermore, the review process is often significantly extended by FDA requests for additional information or clarification, or other FDA delays.

The FDA may refer applications for novel products or products that present difficult questions of safety or efficacy to an advisory committee. Typically, an advisory committee consists of a panel that includes clinicians and other experts who will review, evaluate and provide a recommendation as to whether the application should be approved and, if so, under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions and usually has followed such recommendations.

After the FDA evaluates a BLA and conducts inspections of manufacturing facilities where the investigational product and/or its components will be produced, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the biologic with specific

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prescribing information for specific indications. A complete response letter will describe all of the deficiencies that the FDA has identified in the BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the complete response letter without first conducting required inspections, testing submitted product lots and/or reviewing proposed labeling. Departing from prior practice, the FDA recently published previously issued complete response letters and announced that it would publish additional complete response letters promptly after they are issued to sponsors. Although FDA stated that it would redact confidential commercial information and trade secrets from the published complete response letters, there is the risk that information that we consider to be confidential or trade secret may not be viewed as such by FDA and, thus, may not be redacted.

If and when the deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter. In issuing the complete response letter, the FDA may recommend actions that the applicant might take to place the BLA in condition for approval, including requests for additional data, information or clarification. The FDA may delay or refuse approval of a BLA if applicable regulatory criteria are not satisfied, and may require additional testing or information and/or require post-marketing studies and clinical trials. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

During the approval process, the FDA will determine whether a Risk Evaluation and Mitigation Strategy, (“REMS”), is necessary to ensure the safe use of the biologic. A REMS is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. If the FDA concludes that a REMS is needed, the BLA sponsor must submit a proposed REMS and the FDA will not approve the BLA without a REMS that the agency has determined is acceptable.

In addition, under the Pediatric Research Equity Act, certain applications or supplements must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Orphan designated products are also exempt from this requirement.

Product candidates intended for the treatment of adult cancer which are directed at molecular targets that the FDA determines to be substantially relevant to the growth or progression of pediatric cancer, must submit, with the marketing application, reports from molecularly targeted pediatric cancer investigations designed to yield clinically meaningful pediatric study data, gathered using appropriate formulations for each applicable age group, to inform potential pediatric labeling. The FDA may, on its own initiative or at the request of the applicant, grant deferrals or waivers of some or all of this data, as above. Orphan products are not exempt from this requirement.

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If the FDA approves a product, it may limit the approved indications for use for the product, or require that contraindications, warnings or precautions be included in the product labeling. The FDA may also require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess the drug’s safety after approval. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs.

The FDA may also require testing and surveillance programs to monitor the product after commercialization. For biologics, such testing may include official lot release, which requires the manufacturer to perform certain tests on each lot of the product before it is released for distribution. The manufacturer then typically must submit samples of each lot of product to the FDA, together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot. The FDA may also perform certain confirmatory tests on lots of some products itself, before releasing the lots for distribution by the manufacturer.

After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are often subject to further testing requirements and FDA review and approval, depending on the nature of the post-approval change. The FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace.

Companion Diagnostics

The Company may develop, or have developed by a third party, a companion diagnostic for use with its product candidates. A biologic product may be regulated as combination product if it is intended for use with a medical device, such as an in vitro diagnostic device. The use of the biologic and device must be safe and effective for the proposed indication and the labeling must reflect their combined use. The device may be approved by FDA as part of the BLA or as part of a separate submission. Sponsors of investigational device clinical studies must comply with FDA’s investigational device exemption regulations, and, when approved or cleared the sponsor of a combination product must comply with FDA’s device requirements.

If the safety or effectiveness of a biologic depends on the measurement or detection of a biomarker, the FDA may require the contemporaneous approval or clearance of an in vitro companion diagnostic device. The labeling of the biologic and diagnostic would include instructions for use of the two products together. The type of premarket submission required for a companion diagnostic device will depend on the FDA classification of the device. A premarket approval, or PMA, application is required for high risk devices classified as Class III; a 510(k) premarket notification is required for moderate risk devices classified as Class II; and a de novo request may be used for novel devices not previously classified by FDA that are low or moderate risk.

Post-Approval Requirements

Any products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, reporting of certain deviations and adverse experiences, product sampling and distribution and advertising and promotion of the product. After approval, most changes to the approved

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product, such as adding new indications or other labeling claims, are subject to FDA review and approval. There also are continuing user fee requirements, under which the FDA assesses an annual program fee for each product identified in an approved BLA. Biologic manufacturers and their third-party contractors are required to register their establishments and list their products with the FDA and certain state agencies. These establishments are subject to routine and periodic unannounced inspections, which may be in person or remote, by the FDA and certain state agencies for compliance with current Good Manufacturing Practice and data integrity requirements, which impose certain procedural and documentation requirements to assure quality of manufacturing and product. Requirements with respect to data integrity include, among other things, controls to ensure data are complete and secure; activities documented at the time of performance; audit trail functionality; authorized access and limitations; validated computer systems; and review of records for accuracy, completeness and compliance with established standards.

Post-approval changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from current good manufacturing practice and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with current good manufacturing practice, data integrity, pharmacovigilance (i.e., post-marketing safety reporting obligations) and other aspects of regulatory compliance.

In addition to the above manufacturing requirements, FDA and the U.S. administration have taken actions to encourage the use of U.S. domestic manufacturing and supply chains. This includes executive orders intended to facilitate and streamline the development of U.S. manufacturing, enhance the inspection of foreign manufacturing facilities, and increase foreign manufacturing facility user fees. FDA has also issued additional restrictions, such as issuing an immediate review of new clinical trials that involve sending American citizens’ living cells to China and other hostile countries for genetic engineering.

The FDA may withdraw a product approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-approval studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a Risk Evaluation and Mitigation Strategy. Other potential consequences include:

•	restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;

•	fines, Warning Letters, Untitled Letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;

•	product seizure or detention, or refusal of the FDA to permit the import or export of products that it believes present safety problems by issuing an Import Alert;

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•	permanent injunctions and consent decrees, including the imposition of civil or criminal penalties; or

•	voluntary product recall.

The FDA strictly regulates the marketing, labeling, advertising and promotion of prescription drug products placed on the market. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA’s regulation includes, among other things, standards and regulations for direct-to-consumer advertising, communications regarding unapproved uses, industry-sponsored scientific and educational activities and promotional activities involving the Internet and social media. Promotional claims relating to a product’s safety or effectiveness are prohibited before the drug is approved. After approval, a product generally may not be promoted for uses that are not approved by the FDA, as reflected in the product’s prescribing information. In the United States, healthcare professionals are generally permitted to prescribe drugs for such uses not described in the drug’s labeling, known as off-label uses, because the FDA does not regulate the practice of medicine. However, FDA regulations impose rigorous restrictions on manufacturers’ communications, prohibiting the promotion of off-label uses. It may be permissible, under very specific, narrow conditions, for a manufacturer to engage in non-promotional, non-misleading communication regarding off-label information, such as distributing scientific or medical journal information in accordance with FDA guidance.

If a company is found to have promoted off-label uses, it may become subject to adverse public relations and administrative and judicial enforcement by the FDA, the U.S. Department of Justice or the Office of the Inspector General of the Department of Health and Human Services, as well as other federal and state authorities. This could subject a company to a range of penalties that could have a significant commercial impact, including civil and criminal fines and agreements that materially restrict the manner in which a company promotes or distributes products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion, and has also requested that companies enter into consent decrees and permanent injunctions under which specified promotional conduct is changed or curtailed.

The distribution of prescription drugs and biologics are subject to the Drug Supply Chain Security Act, which requires manufacturers and other stakeholders to comply with product identification, tracing, verification, detection and response, notification and licensing requirements. In addition, the Prescription Drug Marketing Act, and its implementing regulations, and state laws limit the distribution of prescription pharmaceutical product samples, and the Drug Supply Chain Security Act imposes requirements to ensure accountability in distribution and to identify and remove prescription drug and biological products that may be counterfeit, stolen, contaminated, or otherwise harmful from the market.

Patent Term Restoration

After approval, owners of biological product patents may apply for up to a five-year patent term extension (“PTE”) to restore a portion of patent term lost during product development and FDA review of a BLA. PTE is available if approval of the application is the first permitted commercial marketing or use of a biologic containing the active ingredient under the Hatch-Waxman Amendments. The allowable PTE is

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calculated based on a formula that takes int account a number of factors and timepoints, such as the number of days between when an IND issued, a BLA is submitted, and a BLA is ultimately approved, as well as any time the applicant did not act with due diligence. The total patent term after the extension may not exceed more than 14 years from the date of FDA approval of the product. Only one patent claiming each approved product is eligible for restoration and the patent holder must apply for restoration within 60 days of approval. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for PTE.

For patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by up to one year at the discretion of the Director of the United States Patent and Trademark Office and may be renewed until a final decision is made on the patent owner’s formal application for extension. An interim extension will not be granted for a period longer than the period of extension to which the patent would be eligible. Where a determination is made that the patent is not eligible for patent term extension, an interim extension of the patent term is not warranted. Where an interim extension has been granted and it is subsequently determined that the patent is not eligible for patent term extension, the interim extension may be vacated.

Biologic Product Exclusivity and Approval of Biosimilars

FDA may approve products that are biosimilar or interchangeable to approved biologics, which are referred to as the reference product. Biosimilar products are biologics for which there is a high degree of similarity to the reference product, notwithstanding minor differences in clinically inactive components. There must also be no clinically meaningful differences between the reference product and proposed biosimilar product in terms of safety, purity and potency. Interchangeable products are biosimilar products that can be expected to produce the same clinical results as the reference product, and, if the products are intended for administration multiple times, the risk in terms of safety or diminished efficacy of alternating or switching between the reference product and the biosimilar product is not greater than using the reference product alone.

A biosimilar application may not be submitted to the FDA until four years after the approval of the reference product and FDA may not approve the application until twelve years from the date of the reference product’s approval. However, certain subsequent applications, supplements, or changes to a product may not qualify for this exclusivity. This exclusivity only prevents FDA from approving a biosimilar product, not a full BLA.

In addition to biologic product exclusivity, there are also certain statutory provisions related to patent actions. The biosimilar product sponsor and reference product sponsor may exchange certain patent and product information for the purpose of determining whether there should be legal actions.

The FDA maintains an online database of licensed biologic products, called the Purple Book. The Purple Book lists certain information about approved biologics. Reference product sponsors must also provide patent information to FDA following the exchange of patent information with a biosimilar product applicant. This information is then published in the Purple Book.

REGULATORY OVERVIEW

Expedited Development and Review Programs

Fast Track Designation

The FDA is required to facilitate the development and expedite the review of pharmaceutical products that are intended for the treatment of a serious or life-threatening condition and which demonstrate the potential to address unmet medical need for the condition. Under the fast track program, the sponsor of a new drug candidate may request the FDA to designate the product for a specific indication as a fast track product concurrent with or after the filing of the IND for the drug candidate. The FDA must determine if the drug candidate qualifies for fast track designation within 60 days after receipt of the sponsor’s request.

In addition to other benefits, such as the ability to have more frequent interactions with the FDA, the agency may initiate review of sections of a fast track product’s BLA before the application is complete. This rolling review is available if the applicant provides and the FDA approves a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the FDA’s review period for a fast track application does not begin until the last section of the BLA is submitted. In addition, the fast track designation may be withdrawn by the FDA if the agency believes that the designation is no longer supported by data emerging in the clinical trial process.

Breakthrough Therapy Designation

A biologic may be eligible for designation as a breakthrough therapy if the product is intended, alone or in combination with one or more other products, to treat a serious condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over available therapies on one or more clinically significant endpoints. If a product receives breakthrough designation, it is eligible for intensive FDA guidance on efficient development, as early as during phase 1, a commitment from FDA to involve senior managers and experienced review staff in collaborative and cross-disciplinary reviews, and rolling review. Breakthrough designation may be rescinded if the product no longer meets the qualifying criteria.

Accelerated Approval

Under FDA’s accelerated approval pathway, FDA may approve a product intended to treat serious condition, that provides a meaningful advantage over existing therapy based upon adequate and well-controlled clinical trials that establish that the biologic product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity, that is reasonably likely to predict an effect on irreversible morbidity or mortality, taking into account the severity, rarity, or prevalence of the condition and availability or lack of alternative treatments. Products that are approved via accelerated approval must complete phase 4 studies to demonstrate the product’s clinical benefit. By the date of approval, FDA must specify the conditions for the required post approval studies. FDA may also, and frequently does, require that the confirmatory studies be commenced prior to FDA approving the product and sponsors must file study progress reports with the agency. If the confirmatory studies fail to verify the product’s clinical benefit, the FDA may withdraw approval through a statutorily defined streamlined process. Failure to conduct the required confirmatory

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studies or to conduct such studies with due diligence, as well as failure to submit the required update reports can subject a sponsor to penalties. Promotional materials for an accelerated approval product must also be submitted to FDA before they may be used.

Priority Review

The FDA may give a priority review designation to biologics that are intended to treat serious conditions and, if approved, would provide significant improvements in the safety or effectiveness of the treatment, diagnosis, or prevention of the serious condition. Under priority review, FDA’s goal to review an application is shortened to six months, rather than the standard review of ten months.

Orphan Drug Designation

The FDA may grant orphan drug designation to biologics intended to treat diseases or conditions that affect less than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a product for such disease or condition will be recovered from sales in the United States. Applicants must also provide a medically plausible basis for the use of the product for the rare disease or condition. If there is a product already approved by the FDA that that is considered by the agency to be the same as the investigational product and is intended for the same indication, sponsors must present a plausible hypothesis for clinical superiority to obtain orphan designation, which must be demonstrated to obtain orphan exclusivity. Orphan drug designation may qualify the sponsor for tax credits for certain qualified clinical trials, as well as exemption from application user fees and certain, but not all, pediatric study requirements.

If an orphan designated product receives the first FDA approval for its designated indication, the product will receive orphan drug exclusivity, under which FDA may not approve another product that is considered to be the same as the approved orphan product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority. FDA may, however, approve the same product for a different indication or a different product for the same orphan indication. Notably, however, the exact scope of orphan drug exclusivity may be an evolving space.

Proposed BIOSECURE Act

In 2024, the U.S. Congress introduced legislation to prohibit federal contracting with certain biotechnology providers connected to foreign adversaries. That legislation, titled the BIOSECURE Act (the “BIOSECURE Act” or the “Act”), received bipartisan support in both the U.S. House of Representatives and U.S. Senate but was not ultimately passed into law. In July 2025, a revised version of the BIOSECURE Act was introduced as an amendment to the Senate’s version of the 2026 National Defense Authorization Act (“NDAA”). On October 9, 2025, the Senate passed its version of the 2026 NDAA which included the BIOSECURE Act. The House version of the NDAA does not include the BIOSECURE Act, and negotiations are ongoing regarding the contents of the final NDAA.

The BIOSECURE Act, if enacted in its current form, would prohibit the U.S. government from procuring biotechnology equipment or services from “biotechnology companies of concern,” and would

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prohibit government contracts, loans and grants to any entity that uses biotechnology equipment or services from a designated “biotechnology company of concern.” The current version of the BIOSECURE Act states that the prohibition would apply to companies identified in the annual list published in the Federal Register of Chinese military companies operating in the United States pursuant to section 1260H of the William M. (Mac) Thornberry National Defense Authorization Act for Fiscal Year 2021 (the “1260H List”).

The Act also authorizes the U.S. government to identify additional entities for inclusion as “biotechnology companies of concern,” specifically any entity that is subject to the administrative governance structure, direction, control, or operates on behalf of the government of a foreign adversary (defined by law to be China, Iran, North Korea, and Russia), is involved in the manufacturing, distribution, provision, or procurement of a biotechnology equipment or service, and poses a risk to the national security of the U.S., based on (i) engaging in joint research with, being supported by, or being affiliated with a foreign adversary’s military, internal security forces, or intelligence agencies; (ii) providing multiomic data obtained via biotechnology equipment or services to the government of a foreign adversary; or (iii) obtaining human multiomic data via the biotechnology equipment or services without express and informed consent.

The most recent House version of the legislation would delay the application of the BIOSECURE Act’s provisions (i) until five years after the Federal Acquisition Regulation (“FAR”) is amended to implement the Act, with respect to biotechnology equipment or services provided or produced by one of the named biotechnology companies of concern under a contract or agreement entered before the effective date of the legislation; (ii) and with respect to biotechnology equipment or services provided or produced under a contract or agreement entered after the effective date of the legislation, (1) for a period of 60 days after the FAR is amended to implement the Act for 1260H entities; or (2) for a period of 180 days after the FAR is amended to implement the Act for other entities that the government identifies in the future as a biotechnology company of concern.

DOJ Bulk Sensitive Data Rule

On January 8, 2025, the National Security Division of the U.S. Department of Justice (“DOJ”) issued a final rule (the “DSP Rule”), which took effect in April, to impose restrictions on access to U.S. bulk sensitive personal data and government-related data by certain foreign countries and persons. The DSP Rule prohibits and restricts “bulk” data transactions involving China (including Hong Kong and Macau) and other specified “countries of concern” and individuals and entities under their control. The DSP Rule took effect on April 8, 2025, but was not enforced by DOJ until July.

Bulk U.S. sensitive personal data includes covered personal identifiers, precise geolocation data, biometric identifiers, human ‘omic (includes genomic) data, personal health data, personal financial data, or any combination thereof that exceeds certain specified thresholds of number of U.S. persons. “Government-related data” includes any geolocation data, regardless of volume, involving, for example, worksites of government employees in national security positions; military installations; or sensitive personal data linkable to employees, contractors, senior officials, etc. To be subject to the DSP Rule, the data transaction must involve providing a “country of concern” or “covered person” with “access” to such controlled data.

REGULATORY OVERVIEW

Exemptions to the prohibitions and restrictions of the DSP Rule include certain data transactions that involve “regulatory approval data” necessary to obtain or maintain regulatory authorization or approval to research or market a drug, biological product, device, or combination product, if reporting and recordkeeping requirements are met. There is also an exemption for data transactions to the extent that they are ordinarily incident to and part of certain clinical investigations or the collection and processing of certain clinical care data or post-marketing surveillance data.

Export Controls

Certain biological agents, toxins, and related technology are restricted for export to China for national security reasons and require an export authorization from the U.S. Department of Commerce. These controls are primarily managed under the Export Administration Regulations (EAR)’s Commerce Control List (CCL) in Category 1 at ECCNs 1C351 through 1C360 (and related technology in ECCN 1E001 and 1E351). Export controls also apply to genetic elements and genetically modified organisms that contain DNA associated with the pathogenicity of these biological materials.

Healthcare Regulation

Pharmaceutical Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. In the United States, sales of any products for which we may receive regulatory approval for commercial sale will depend in part on the availability of coverage and reimbursement from third-party payors. Third-party payors include government authorities, managed care providers, private health insurers and other organizations. Third-party payors establish the coverage and reimbursement policies for pharmaceutical products, and the marketability of any products for which we may receive regulatory approval for commercial sale depends on those payors’ coverage policies and reimbursement rates. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include one or more of our drug candidates, if approved. Third-party payors, together with regulators and others, are increasingly challenging the prices charged for pharmaceutical products and health services, in addition to their cost-effectiveness, safety and efficacy.

In addition, no uniform policy for coverage and reimbursement exists in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies, but also have their own methods and approval process apart from Medicare determinations. Therefore, coverage and reimbursement rates can vary significantly from payor to payor. Further, coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for a product for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Moreover, obtaining coverage and adequate reimbursement is a time-consuming and costly process. We may be required to provide scientific and clinical support for the use of any product to each third-party payor separately with no assurance that approval will be obtained, and we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our products. We cannot be certain that our drug candidates will be considered cost-effective by third-party payors. This process could

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delay the market acceptance of any drug candidates for which we may receive approval and could have a negative effect on our future revenues and operating results.

Other U.S. Healthcare Laws and Compliance Requirements

In the United States, our business may be subject to healthcare fraud and abuse regulation and enforcement by both the federal government and the states in which we conduct our business, particularly once third-party reimbursement becomes available for one or more of our products. The healthcare fraud and abuse laws and regulations that may affect our ability to operate include:

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The federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under the Medicare and Medicaid programs, or other federal healthcare programs. The term “remuneration” has been interpreted broadly to include anything of value. Exceptions and safe harbors to the Anti-Kickback Statute are drawn narrowly, and practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, including purchases of products paid by federal healthcare programs, the statute has been violated. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, a violation of the federal Anti-Kickback Statute is grounds for the government or a whistleblower to assert that a claim for payment of items or services resulting from such violation constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act;

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The federal civil and criminal false claims laws and civil monetary penalty laws, including the civil False Claims Act, which prohibits, among other things, knowingly presenting, or causing to be presented, false or fraudulent claims for payment of government funds, knowingly making or using, or causing to be made or used, a false record or statement material to a false or fraudulent claim, or knowingly concealing, or knowingly and improperly avoiding or decreasing, an obligation to pay or transmit money or property to the federal government. Intent to deceive is not required to establish liability under the civil False Claims Act. Civil False Claims Act actions may be brought by the government or may be brought by private individuals on behalf of the government, called “qui tam” actions. If the government decides to intervene in a qui tam action and prevails in the lawsuit, the individual will share in the proceeds from any fines or settlement funds. If the government declines to intervene, the individual may pursue the case alone. In addition to treble damages and a civil penalty for each false claim, judgment for violating the civil False Claims Act may result in exclusion from participation in federal health care programs, suspension and debarment from government contracts, and refusal of orders under existing government contracts. Private payers also have filed follow-on lawsuits alleging fraudulent misrepresentation;

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The federal Health Insurance Portability and Accountability Act of 1996, which, among other things, prohibits executing a scheme to defraud any healthcare benefit program, including private third-party payors, and prohibits (i) knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation and (ii) making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services;

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The Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and their respective implementing regulations, which impose requirements relating to the privacy, security and transmission of individually identifiable health information held by covered entities, including health plans, healthcare clearinghouses and certain healthcare providers, and their business associates, individuals or entities that perform certain services on behalf of a covered entity that involve the use or disclosure of individually identifiable health information, and their covered subcontractors. The Health Information Technology for Economic and Clinical Health Act of 2009 also created new tiers of civil monetary penalties, amended Health Insurance Portability and Accountability Act of 1996 to make civil and criminal penalties directly applicable to business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the Health Insurance Portability and Accountability Act of 1996 and seek attorneys’ fees and costs associated with pursuing federal civil actions;

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The federal Physician Payments Sunshine Act, being implemented as the Open Payments Program, which requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the Centers for Medicare and Medicaid Services, information related to direct or indirect payments and other transfers of value to physicians, certain other non-physician health care professionals (such as physicians assistants and nurse practitioners), and teaching hospitals, as well as ownership and investment interests held in a company by physicians and their immediate family members; and

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U.S. state and local laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state laws that restrict the ability of manufacturers to offer co-pay support to patients for certain prescription drugs; state laws that require drug manufacturers to report information related to clinical trials, or information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; state laws that require drug manufacturers to report information on the pricing of certain drugs; state laws and local ordinances that require identification or licensing of sales representatives; and state laws governing the privacy and

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security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by the Health Insurance Portability and Accountability Act of 1996, thus complicating compliance efforts.

We will be required to spend substantial time and money to ensure that our business arrangements with third parties comply with applicable healthcare laws and regulations. Even then, governmental authorities may conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If governmental authorities find that our operations violate any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and we may be required to curtail or restructure our operations. Moreover, we expect that there will continue to be federal and state laws and regulations, proposed and implemented, that could impact our operations and business. In addition, the approval and commercialization of any drug candidate we develop outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws. The extent to which future legislation or regulations, if any, relating to health care fraud and abuse laws or enforcement, may be enacted or what effect such legislation or regulation would have on our business remains uncertain.

Healthcare Reform

In the United States there have been, and continue to be, several legislative and regulatory changes and proposed reforms of the healthcare system to contain costs, improve quality and expand access to care. In the United States, there have been and continue to be a number of healthcare-related legislative initiatives that have significantly affected the pharmaceutical industry. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 in March 2010 (collectively, the “ACA”), substantially changing the way healthcare is financed by both governmental and private insurers and significantly impacting the U.S. pharmaceutical industry. Since its enactment, there have been congressional, judicial, and executive challenges and amendments to the ACA, which have resulted in delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. For example, on August 16, 2022, the Inflation Reduction Act of 2022 (the “IRA”) was signed into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges or additional health reform measures of the second Trump administration will impact the ACA and our business.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing; reduce the cost of prescription drugs under Medicare; review the relationship

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between pricing and manufacturer patient programs; and reform government program reimbursement methodologies for drugs. For example, the IRA, among other things, (i) directs the Secretary of the U.S. Department of Health and Human Services (“HHS”), to negotiate the price of certain high-expenditure, single-source drugs that have been on the market for at least 7 years and biologics that have been on the market for at least 11 years covered under Medicare Part B and Medicare Part D, and subjects drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” under the law (the “Medicare Drug Negotiation Program”), and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions began to effect progressively in fiscal year 2023. On August 15, 2024, HHS announced the agreed-upon prices of the first ten drugs that were subject to price negotiations, although the Medicare Drug Price Negotiation Program is currently subject to legal challenges. On January 17, 2025, HHS selected fifteen additional drugs covered under Part D for price negotiation in 2025. Each year thereafter more Part B and Part D products will become subject to the Medicare Drug Price Negotiation Program. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, and restrictions on certain product access. In some cases, such legislation and regulations have been designed to encourage importation from other countries and bulk purchasing.

We cannot predict what healthcare reform initiatives may be adopted in the future, particularly in light of the recent U.S. Presidential and Congressional elections. However, we anticipate that Congress, state legislatures, and third-party payors may continue to review and assess alternative healthcare delivery and payment systems and may in the future propose and adopt legislation or policy changes or implementations effecting additional fundamental changes in the healthcare delivery system. We also expect ongoing legislative and regulatory initiatives to increase pressure on drug pricing.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

OVERVIEW

We are a global biotechnology platform company dedicated to bringing paradigm-shifting innovative treatments to the global markets in an accelerated and capital efficient manner. Since our inception, we have built a track record of identifying and developing novel and highly differentiated therapeutics worldwide. Leveraging our international infrastructure and industry-leading capabilities, we have established a distinctive value-creating platform to deliver innovation from emerging biopharma ecosystems to patients globally, while driving sustainable growth for our Shareholders.

Our history dates back to November 2014, with the establishment of Third Venture Biopharma (Nanjing) Co., Ltd. (南京三境生物科技有限公司) in the PRC. Our Company was incorporated in June 2016 as an exempted company with limited liability under the laws of the Cayman Islands. In January 2020, our ADSs commenced trading on Nasdaq. At the time of our Nasdaq listing, we were principally engaged in the discovery and development of transformational biologics in the fields of immuno-oncology and immuno-inflammation, with operations in both Greater China and the United States.

In April 2024, we completed the divestment of our Greater China assets and business operations, including the Greater China rights for uliledlimab, lemzoparlimab, and givastomig. Our current business, as retained and operated by us after the divestment, includes the ex-Greater China rights to givastomig, our core product as defined under Chapter 18A of the Listing Rules.

BUSINESS MILESTONES

The following is a summary of the key milestones of our business:

Year	Event

2014	We commenced operations through Third Venture Biopharma (Nanjing) Co., Ltd. (南京三境生物科技有限公司) in the PRC.

2016	Our Company was incorporated as a holding company under the laws of the Cayman Islands.

2020	We completed our initial public offering and listing of our ADSs on Nasdaq under the ticker symbol “IMAB”.

2021	We obtained IND approval from the U.S. FDA and commenced Phase 1 trials of givastomig.

2022	The U.S. FDA granted Orphan Drug Designation to givastomig for the treatment of gastric cancer, including gastroesophageal junction carcinoma.

2024

We completed the Phase 1a trial by reaching its primary objectives, being determining (i) DLTs, (ii) MTD and (iii) recommended Phase 2 dosing, and initiated phase 1b trial of givastomig.

We completed the divestment of our Greater China assets and business operations.

We entered into a collaboration agreement with Bristol-Myers Squibb Company (NYSE: BMY), pursuant to which BMS supplies nivolumab (OPDIVO®) for combination studies with givastomig and mFOLFOX6.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

Year	Event

2025

We completed safety assessment for givastomig’s Phase 1b dose-escalation study in combination with nivolumab and mFOLFOX6.

We completed the 2025 Underwritten Offering for net proceeds of approximately US$61.2 million.

We licensed VIS-101, a VEGF × Ang-2 bispecific antibody being explored in ophthalmological indications such as wet age-related macular degeneration (Wet AMD) and diabetic macular edema (DME).

We announced the adoption of our new “hub-and-spoke” business model, under which we partner with leading innovators to identify and accelerate high-value assets or therapeutic areas. We also changed our name to NovaBridge Biosciences under the ticker symbol “NBP”.

OUR SUBSIDIARIES

The following table sets forth the principal business, date of establishment, and jurisdiction of establishment of each member of our Group:

Name	Principal Business	Date and jurisdiction of establishment
I-Mab US	R&D of innovative medicines	February 28, 2018, Maryland, the United States

I-Mab Hong Kong	Investment holding	July 8, 2016, Hong Kong

I-Mab Tianjin	R&D of innovative medicines	April 19, 2012, PRC

Visara	R&D of innovative medicines	September 24, 2025, Delaware, the United States

Bridge Health	Intellectual property holding	January 26, 2017, PRC

MAJOR SHAREHOLDING CHANGES OF OUR COMPANY

Our Company was incorporated on June 30, 2016 as an exempted company with limited liability under the laws of the Cayman Islands. Since incorporation and before our listing on Nasdaq, we have raised hundreds of millions of dollars through multiple rounds of pre-IPO financings. Please refer to the sections headed “Listing on Nasdaq” and “Major Acquisitions, Disposals and Mergers” for further details of our major shareholding changes.

LISTING ON NASDAQ

Nasdaq Offering

On January 22, 2020, we completed the listing of our ADSs on Nasdaq under the ticker symbol “IMAB” (the “Nasdaq Offering”), pursuant to which we sold 7,407,400 ADSs (equivalent to 17,037,020 Shares) at an offering price of US$14.00 per ADS. On February 10, 2020, the underwriters exercised their over-allotment option, purchasing an additional 768,350 ADSs (equivalent to 1,767,205 Shares).

We received net proceeds of approximately US$105.3 million from the Nasdaq Offering, which have been fully utilized as of the Latest Practicable Date.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

2020 Private Placement

In September 2020, we entered into definitive subscription agreements with a consortium of institutional investors for a private placement (the “2020 Private Placement”), comprising the sale of (i) 12,666,740 ADSs (equivalent to 29,133,502 Shares) at a purchase price equivalent to US$33.00 per ADS; and (ii) warrants to subscribe for an aggregate of 2,322,290 ADSs (equivalent to 5,341,267 Shares) at an exercise price equivalent to US$45.00 per ADS.

We received net proceeds of approximately US$397.2 million from the 2020 Private Placement and approximately US$105.6 million from the exercise of warrants issued in connection with the 2020 Private Placement. As of the Latest Practicable Date, the proceeds from the 2020 Private Placement have been fully utilized.

2025 Underwritten Offering

Following the release of Phase 1b dose escalation data for givastomig in combination with nivolumab and mFOLFOX6, we conducted an underwritten public offering of 33,333,330 ADSs (equivalent to 76,666,659 Shares) at an offering price of US$1.95 per ADS (the “2025 Underwritten Offering”) in August 2025.

We received net proceeds of approximately US$61.2 million from the 2025 Underwritten Offering. We intend to use the net proceeds from the 2025 Underwritten Offering, together with our existing cash and cash equivalents, primarily to fund the ongoing clinical development of givastomig, including its planned Phase 2 trial.

COMPLIANCE WITH THE RULES OF NASDAQ

Since the date of our Nasdaq listing and up to the Latest Practicable Date, our Directors have confirmed that we had no instances of non-compliance with the rules of Nasdaq in any material respects and to the best knowledge of our Directors having made all reasonable enquiries, there is no matter that should be brought to investors’ attention in relation to our compliance record on Nasdaq.

PREVIOUS LISTING ATTEMPTS

Our Company previously considered two listing applications (collectively, the “Previous Listing Attempts”), namely (i) a proposed listing of our Shares on the Science and Technology Innovation Board of the Shanghai Stock Exchange, which was approved by our Board on July 27, 2021; and (ii) a proposed listing of our Shares on the Main Board of the Stock Exchange, which was approved by our Board on December 7, 2021. Ultimately, we decided not to proceed with the Previous Listing Attempts due to the prevailing market conditions at the time. The Company did not make any formal listing applications with the relevant regulators in respect of the Previous Listing Attempts. The Directors confirm that they are not aware of any material matters arising from the Previous Listing Attempts that would adversely affect the Company’s suitability for the [REDACTED], or that would otherwise need to be brought to the attention of the Stock Exchange or the SFC.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

Having conducted reasonable due diligence in respect of the Previous Listing Attempts, the Joint Sponsors have confirmed that nothing has come to their attention that would cause them to question the Directors’ view as stated above.

REASONS FOR THE [REDACTED]

Our [REDACTED] on both Nasdaq and the Stock Exchange is a key element of our global growth strategy. The [REDACTED] and the [REDACTED] will enable us to broaden and diversify our investor base, enhance trading liquidity and access to capital, and strengthen our presence among key stakeholders in the rapidly growing Asian market. In addition, it will create additional funding channels to support the ongoing development of our business, as further described in the section headed “Business — Our Development Strategies” in this document.

We believe that our [REDACTED] status following the [REDACTED] will offer our Company adequate market access and deliver sufficient liquidity for our Shareholders. Accordingly, as of the date of this document, we do not have any plans to seek a listing on any other stock exchange.

MAJOR ACQUISITIONS, DISPOSALS AND MERGERS

Divestment of Greater China Assets and Business Operations

As part of our strategic shift to become a U.S.-based global biotechnology platform company, on February 6, 2024, we entered into definitive agreements to divest our Greater China assets and business operations, including our rights to investigational drugs with Greater China rights that we divested, including (i) drug candidates we in-licensed from reputable global biopharmaceutical companies; and (ii) drug candidates we developed or co-developed in-house (collectively, the “Greater China portfolio”), to IMab Biopharma (Hangzhou) Co., Ltd. (later renamed TJ Biopharma (Hangzhou) Co., Ltd., “TJBio Hangzhou”) for an aggregate consideration of the RMB equivalent of up to US$80 million, contingent on the achievement of certain future regulatory and sales-based milestone events as well as royalties.

After the completion of the divestment on April 2, 2024, we no longer own any rights to the Greater China portfolio, including the Greater China rights for uliledlimab, lemzoparlimab, and givastomig. Following the completion of the Divestment in April 2024, the Company conduct a majority of its business outside of China and only conduct a small portion of its R&D activities in China.

In-license of VIS-101

To expand our pipeline beyond oncology and into the field of ophthalmology, we have licensed-in the rights to develop, commercialize and otherwise exploit VIS-101 (formerly known as AM712 or ASKG712) in all countries and territories worldwide except for Singapore, Thailand, Malaysia, Indonesia, Vietnam, the PRC, Taiwan, Macau, Hong Kong, Korea, and India (the “VIS-101 Transaction”). For details, see “Business — Our Pipeline — Ophthalmology Asset — VIS-101: Best-in-class VEGF/ANG-2 bispecific for significant ophthalmology diseases with high unmet needs.”

To facilitate the VIS-101 Transaction, our Company established Visara, Inc. (“Visara”), initially as a wholly owned subsidiary of our Company, which has subsequently become a company jointly owned by

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

our Company and AffaMed Therapeutics (HK) Limited (“AffaMed”). On October 14, 2025, we entered into a Series A Preferred Share Subscription Agreement (the “Visara Subscription Agreement”) with Visara and AffaMed, pursuant to which, (i) our Company agreed to contribute cash of approximately US$37 million in exchange for approximately 65% equity interest in Visara; (ii) AffaMed agreed to contribute approximately US$17 million by assigning its existing rights and interests in VIS-101 to Visara in exchange for approximately 30% equity interest in Visara; and (iii) the remaining 5% equity interest in Visara will be reserved for an employee share option plan of Visara. The VIS-101 Transaction was closed on October 20, 2025.

CBC Group, a substantial shareholder of our Company, owns over 30% of the interests in AffaMed. Therefore, upon completion of the [REDACTED], AffaMed will become a connected person of our Company under the Listing Rules. As AffaMed will hold 30% equity interest in Visara, Visara will become a connected subsidiary of our Company under the Listing Rules upon completion of the [REDACTED]. As of the Latest Practicable Date, save for the Visara Subscription Agreement, there were no other transactions contemplated between our Group and Visara and/or AffaMed that would constitute a connected transaction of our Company under Chapter 14A of the Listing Rules. We will comply with the applicable requirements under the Listing Rules in the event of any future transactions with Visara and/or AffaMed after the [REDACTED].

ACQUISITION AFTER THE TRACK RECORD PERIOD

Acquisition of Bridge Health

On July 17, 2025, I-Mab Hong Kong entered into a share transfer agreement (the “Share Transfer Agreement”) with all shareholders (the “Bridge Health Shareholders”) of Bridge Health Bio-Tech (Shanghai) Co., Ltd. (“Bridge Health”) to acquire 100% equity interest in Bridge Health (the “Bridge Health Acquisition”).

Pursuant to the Share Transfer Agreement, I-Mab Hong Kong agreed to pay to the Bridge Health Shareholders (i) an upfront payment of US$1,800,000; (ii) non-contingent payments totaling US$1,200,000 by 2027; and (iii) future milestone payments of up to US$3,875,000, subject to the achievement of certain development and regulatory milestones.

The Bridge Health Acquisition was completed on October 25, 2025, which is after the end of the Track Record Period. See “Waivers and Exemptions — Equity Interests Acquired after the Track Record Period” in this document for further details.

PUBLIC FLOAT AND FREE FLOAT

To the best knowledge of our Directors, upon completion of the [REDACTED], the Shares or ADSs controlled by (i) Everest Medicines, a substantial shareholder; (ii) CBC Group, a close associate of Mr. Wei Fu, who is a Director and the Executive Chairman of our Board; and (iii) the Shares or ADSs that other Directors are interested in, will not be counted towards the public float.

So far as our Directors are aware, save as provided above, upon completion of the [REDACTED], assuming that (i) the [REDACTED] is not exercised; (ii) there are no changes in the shareholdings

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

of the Shareholders from the Latest Practicable Date up to immediately prior to the [REDACTED], and (iii) no further Shares are issued under the Share Incentive Plans, the remaining Shareholders are not core connected persons of the Company and will collectively hold [REDACTED] Shares or approximately [REDACTED]% of the total number of Shares, which will count towards the public float and is higher than the prescribed percentage of Shares required to be held in public hands under Rule 8.08(1) of the Listing Rules (based on the maximum [REDACTED]), thereby satisfying the public float requirement under Rule 8.08(1) of the Listing Rules. Further, based on a maximum [REDACTED] of HK$[REDACTED] per [REDACTED], our Company is expected to satisfy the free float requirement under Rule 8.08A of the Listing Rules.

SHARE INCENTIVE PLANS

As of the Latest Practicable Date, our Company had adopted nine Share Incentive Plans, seven of which were Predecessor Plans pursuant to which no further awards may be granted. The remaining two plans, being the 2025 Plan and the 2025 Scheme, remain available for future grants. Save for the 2025 Scheme, which is compliant with Chapter 17 of the Listing Rules, the other Share Incentive Plans are not subject to Chapter 17 of the Listing Rules and no awards will be granted thereunder following the [REDACTED]. For further details of the Share Incentive Plans, please see “Statutory and General Information — Share Incentive Plans” in Appendix IV to the Listing Application.

OUR STRUCTURE PRIOR TO THE [REDACTED]

The following diagram illustrates the corporate and shareholding structure of our Company immediately prior to the completion of the [REDACTED] (assuming (i) there are no changes in the shareholdings of the Shareholders from the Latest Practicable Date up to immediately prior to the [REDACTED], and (ii) no further Shares are issued under the Share Incentive Plans), without taking into account the 5,567,911 Shares issued to the Depositary held under the name of the Company:

Notes:

1.

Represents (i) 15,846,150 ADSs (representing 36,446,145 Shares) and (ii) 6,078,571 Shares held by Everest Medicines. Everest Medicines is a company listed on the Stock Exchange (stock code: 1952). As of the Latest Practicable Date, CBC Group owned approximately 24.2% Shares of Everest Medicines.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

2.

Represents (i) 1,583,284 ADSs (representing 3,641,554 Shares) directly held by IBC Investment Seven Limited, a Hong Kong limited liability company, (ii) 2,423,721 ADSs (representing 5,574,560 Shares) directly held by CBC SPVII LIMITED, a Hong Kong limited liability company, (iii) 5,123,549 ADSs (representing 11,784,164 Shares) directly held by CBC Investment I-Mab Limited, a British Virgin Islands limited liability company, (iv) 1,030,237 ADSs (representing 2,369,546 Shares) directly held by C-Bridge II Investment Ten Limited, a British Virgin Islands limited liability company, and (v) 4,122,768 Shares directly held by Nova Aqua Limited, a British Virgin Islands limited liability company that is held through a trust established by Mr. Wei Fu (as the settlor) for the benefit of Mr. Wei Fu and his family. CBC Investment I-Mab Limited and C-Bridge II Investment Ten Limited are controlled by C-Bridge Healthcare Fund II, L.P., whose general partner is C-Bridge Healthcare Fund GP II, L.P., and its general partner is C-Bridge Capital GP, Ltd. CBC SPVII Limited and IBC Investment Seven Limited are controlled by I-Bridge Healthcare Fund, L.P., whose general partner is I-Bridge Healthcare GP, L.P., and its general partner is I-Bridge Capital GP, Ltd., which is indirectly controlled by C-Bridge Capital GP, Ltd. C-Bridge Capital GP, Ltd.’s controlling shareholders are TF Capital, Ltd. and TF Capital II, Ltd., both of which are under the control of CBC Group Investment Management, Ltd., which is further indirectly controlled by Nova Aqua Limited. The entire interest in Nova Aqua Limited is held by Vistra Trust (Singapore) Pte. Limited as trustee for a trust established by Mr. Wei Fu (as settlor) for the benefit of Mr. Wei Fu and his family.

3.

Represents 8,172,022 ADSs (representing 18,795,651 Shares) held by T investment Limited (“T investment”) which was incorporated in the British Virgins Islands as an exempted company with limited liability in 2018. T investment has a long-focused investment strategy, primarily in the equity securities of companies and interest funds that benefit directly or indirectly from Asia’s economic transformation. No single investor holds 20% or more of the interests in T investment.

4.

Represents 8,034,215 ADSs (representing 18,478,695 Shares) held by Janus Henderson Investors entities. Such Shares may be deemed to be beneficially owned by Janus Henderson Investors US LLC (“Janus”), an investment adviser registered under the Investment Advisers Act of 1940, who acts as investment adviser for the fund and has the ability to make decisions with respect to the voting and disposition of the shares subject to the oversight of the board of directors of each fund. Under the terms of its management contract with each fund, Janus has overall responsibility for directing the investments of each fund in accordance with the fund’s investment objective, policies and limitations. Each fund has one or more portfolio managers appointed by and serving at the pleasure of Janus whom makes decisions with respect to the disposition of the share of common stock offered hereby.

5.

Represents 5,980,568 ADSs (representing 13,755,306 Shares) held by a fund managed by HHLR Advisors, Ltd. (“HHLR”), part of the Hillhouse Group, an exempted Cayman Islands company. HHLR acts as the sole management company of HACF, L.P. (fka. HHLR Fund, L.P.) (“HAC Fund”). HHLR is deemed to be interested in the Shares held by HAC Fund.

6.	Save for the 3,753 ADSs (representing 8,632 Shares) owned by Dr. Sean Cao’s spouse, the Shares held by the other Shareholders will be counted towards the public float upon [REDACTED].

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

OUR STRUCTURE IMMEDIATELY FOLLOWING THE COMPLETION OF THE [REDACTED]

The following chart sets forth our corporate and shareholding structure upon the completion of the [REDACTED] (assuming (i) the [REDACTED] is not exercised; (ii) there are no changes in the shareholdings of the Shareholders from the Latest Practicable Date up to immediately prior to the [REDACTED], and (iii) no further Shares are issued under the Share Incentive Plans), without taking into account the 5,567,911 Shares issued to the Depositary held under the name of the Company:

Notes:

See Notes in the preceding page.

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WHO WE ARE

We are a global biotechnology platform company dedicated to bringing paradigm-shifting innovative treatments to the global markets in an accelerated and capital efficient manner. Since our inception, we have built a track record of identifying and developing novel and highly differentiated therapeutics worldwide. For example, our Core Product, givastomig, is a novel bispecific antibody (“bsAb”) simultaneously targeting Claudin18.2 (“CLDN18.2”), a tumor antigen preferentially expressed in gastric, esophageal, and pancreatic cancers, and 4-1BB, a co-stimulatory molecule on T cells. Benefiting from the broad expression of CLDN18.2 across tumor types, givastomig is able to target multiple indications including gastroesophageal adenocarcinoma (“GEA”, including gastric cancer (“GC”), gastroesophageal junction cancer (“GEJC”), and esophageal adenocarcinoma (“EAC”)), biliary tract cancer (“BTC”), and pancreatic ductal adenocarcinoma (“PDAC”) in their advanced stage. We have completed the Phase 1a part and the safety assessments for dose escalation study of Phase 1b in our Phase 1 clinical studies. We will initiate a randomized Phase 2 study in early 2026.

Leveraging our international infrastructure and industry-leading capabilities, we have established a distinctive value-creating platform to deliver innovation from emerging biopharma ecosystems to patients globally, while driving sustainable growth for our Shareholders. We are uniquely positioned to further accelerate this value creation through our relationship with CBC Group, our strategic founding investor. CBC Group offers us exceptional strategic opportunities and industry connections through their extensive healthcare ecosystem across therapeutic areas, leveraging their proven track record in executing business development deals with global partners and their validated blueprint for accelerating the growth of healthcare companies.

BIOPHARMACEUTICAL INNOVATION IN ASIA

The biopharmaceutical landscape in Asia is undergoing a profound transformation across multiple dimensions. There is an increasing volume and value of early-clinical stage and IND-enabling stage assets. Simultaneously, there has been a notable diversification beyond the traditional oncology focus into wider therapeutic areas such as metabolic disorders, autoimmune conditions, and rare diseases. Asian biopharma innovation draws on durable strengths, including exceptional talent pools, extensive patient resources, advanced drug engineering capabilities, operational efficiency, flexible regulatory frameworks, and favorable cost structures.

Against this backdrop, Asian biopharma companies are moving beyond “me-too” and “me-better” approaches toward creating globally first-in-class and best-in-class therapies, underscoring the region’s emergence not only as a major pharmaceutical market but also as a driving force in global therapeutic innovation. The Asian biopharmaceutical industry’s growing integration into the global ecosystem is evidenced by the rising volume and scale of collaboration deals between Asian biopharmas and their global partners in recent years. Notably, Asia-based biopharmaceutical companies have rapidly advanced in innovation and efficiency, driving a surge in licensing deal volume from US$4 billion in 2021 to US$62 billion in the first three quarters of 2025, as MNCs increasingly recognize the value of regional assets, according to Frost & Sullivan.

While Asian biopharma companies become growingly competitive, they often face challenges such as capital constraints, limited translational research infrastructure, and lack of experience with global

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development pathways. These factors can limit their ability to independently generate the robust, high-quality proof-of-concept (“PoC”) data that significantly enhances asset value during clinical development, with which MNCs and other potential collaborators typically expect to inform licensing decisions.

OUR BUSINESS MODEL

We recognize clinical PoC as the primary value driver in the R&D process, and have strategically built an enabling platform to optimize resource allocation and capitalize on this inflection point. Adhering to an asset quality-oriented and cross-therapeutic approach, we select and prioritize assets with well-defined pathways to PoC and build industry-leading teams and resources around them. We focus on identifying and acquiring early-stage innovative drugs (IND-enabling through early clinical phases) with global differentiation potential. Through efficient translational clinical development, we rapidly advance these assets toward and beyond clinical PoC. Post-PoC, we maintain strategic flexibility to either establish collaborations with global strategic partners or fund late-stage clinical development independently.

CBC Group, along with our robust investor base, provides us with privileged access to high-growth opportunities in the rapidly expanding biopharmaceutical market. In particular, CBC Group has built a strong track record advancing innovations by providing portfolio companies with functional expertise, successful licensing deals, elite talent pools, and global perspectives to expand access, build enduring platform, and deliver better healthcare solutions worldwide. These capabilities empower us to identify and capitalize on promising opportunities in this dynamic sector.

Our Core Product givastomig, a CLDN18.2 × 4-1BB bsAb with global best-in-class potential, exemplifies our validated approach to asset development. We partnered with ABL Bio, Inc. (298380.KQ, “ABL Bio”), a Korean biopharmaceutical company, at the preclinical stage and assembled an experienced oncology team with deep expertise in gastric cancer and other gastrointestinal (“GI”) malignancies. Leading this collaboration, we have implemented a clinical strategy to accelerate PoC — evaluating givastomig both as monotherapy and in combination with standard-of-care therapies as a first-line treatment for GI malignancies — such as gastric, esophageal, biliary tract and pancreatic cancer — maximizing value potential. Furthermore, our highly efficient clinical execution has translated into patient recruitment rates for givastomig’s Phase 1b study substantially outpacing global benchmarks for GEA trials, according to Frost & Sullivan, demonstrating our strong clinical execution capabilities. In its Phase 1b combination study, givastomig in combination with novolumab and mFOLFOX6 has demonstrated promising safety and feasibility that result in two recommended Phase 2 doses, which will be tested in a randomized Phase 2 clinical trial expected to commence in early 2026, whose protocol has been submitted to the FDA. In addition, the combination study showed encouraging efficacy in advanced metastatic GC patients with a 71% overall response rate, 83% partial responses at expansion doses (8-12 mg/kg), and 100% disease control rate across all dose levels as of the data cut-off date May 15, 2025.

OUR CORE CAPABILITIES

Clinical Development

We have developed comprehensive clinical development capabilities that integrate innovative approaches, deep experience, and highly efficient execution to maximize value creation and accelerate time-to-market.

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Unique Strategies for Accelerated Asset Development. Our team has strategically built extensive late-stage development experience, enabling us to identify opportunities, devise innovative approaches, and implement cost-efficient pathways to drug registration. By establishing operations and strategic partnerships globally, we have built valuable local R&D and regulatory expertise. For example, we have partnered with leading GI oncologists in Asia to support givastomig’s U.S. and global development pathways, including Professor Lin Shen, who serves as one of givastomig’s lead investigators and plays an essential role in its clinical development and engagement with regulatory authorities in China. She also serves as our scientific advisor for regulatory strategy, clinical development, and progression from early-stage to global drug development, leveraging her extensive industry network.

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Extensive Experience in Global Drug Development. Led by Dr. Phillip Dennis, our Chief Medical Officer, and Dr. Claire Xu, our Senior Vice President of Clinical Development, our clinical leadership team possesses extensive and proven clinical development expertise in early- and late-stage oncology drug development. Dr. Phillip Dennis brings decades of oncology expertise, having led the development and approval of multiple drugs including durvalumab and osimertinib across the U.S., Europe, APAC, South America, and Africa. His experience spans a broad range of tumor types, including lung cancers, gastric, pancreatic, and colorectal cancers. Dr. Claire Xu contributes deep early-stage oncology development experience, having successfully advanced multiple immuno-oncology programs from the IND-enabling stage beyond PoC, including givastomig, lemzoparlimab, and uliledlimab. This global development experience provides us with a comprehensive understanding of unmet medical needs and regulatory requirements worldwide, positioning us to effectively develop compounds through clinical strategies that maximize asset value at the PoC stage.

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Highly Efficient Operational Execution. Our operational efficiency is demonstrated by patient enrollment rates that are significantly higher than industry averages. In our Part 2A of the Phase 1b combination dose expansion study for givastomig in gastric cancer patients, for example, we have achieved an enrollment rate of 0.8 patients per site per month, which substantially outperforms the average rate of 0.4 in the United States, according to Frost & Sullivan. This operational excellence translates directly into our accelerated development timelines and reduced costs.

Business Development

The convergence of scientific leadership and institutional capital creates our competitive edge. The drug development expertise of our team, together with CBC Group’s established network across the biopharmaceutical sector, enables us to effectively identify assets with clear PoC potential. This distinct combination supports our strategy of building a differentiated portfolio through disciplined asset selection and development.

Our executive leadership team brings deep expertise across deal sourcing, business development, and capital formation. Our key executives have consistently demonstrated the ability to source high-potential assets, negotiate favorable contractual arrangements, and secure the necessary resources to advance strategic initiatives. For instance, Mr. Wei Fu, our Executive Chairman, brings extensive leadership experience in healthcare investment management and private equity. Having led C-Bridge entities since 2014 and served

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as our Executive Chairman since 2024, Mr. Wei Fu has forged strategic relationships across the healthcare industry, combining technical expertise with business acumen.

In addition, we draw significant strength from our strategic relationship with CBC Group, a premier healthcare dedicated investment firm with broad global influence across the biotech ecosystem. CBC Group has established itself as a leading force in the healthcare investment landscape, with a proven track record of identifying breakthrough innovations and advancing them into successful commercial enterprises. With a portfolio of more than 30 healthcare companies and more than 40 business development deals executed with over 20 global partners over the past five years, CBC Group has facilitated numerous successful strategic partnerships and established long-standing relationship with them.

OUR PEOPLE

Our Management Team

We have assembled a seasoned management team composed of industry veterans with diverse backgrounds and extensive regional and functional expertise. Our management team combines strategic vision from our Executive Chairman Mr. Wei Fu, who brings extensive leadership experience in healthcare investment management and private equity, with operational excellence from our Chief Executive Officer Dr. Xi-Yong (Sean) Fu, who contributes over 20 years of biopharmaceutical experience spanning global R&D, business development, and operational management. Dr. Phillip Dennis, our Chief Medical Officer, adds oncology expertise from his distinguished pharmaceutical and academic career. Together with our broader team, this leadership drives our capabilities in capital raising, pipeline advancement, and clinical development.

Under the leadership of our current management team, we made significant progress in advancing our pipeline, highlighted by encouraging efficacy and safety results from our Core Product givastomig’s Phase 1 trial. For details, see “— Our Pipeline — Givastomig (CLDN18.2 × 4-1BB bispecific antibody), Our Core Product.” We have also secured funding to advance our pipeline and support our operations. In August 2025, we completed an underwritten equity offering, raising net proceeds of approximately US$61.2 million from a strong base of both new and existing institutional investors. The net proceeds from this offering are primarily allocated to fund the ongoing clinical development of givastomig, including its planned Phase 2 trial.

Talent Recruitment and Team Building

We have demonstrated proven success in attracting and retaining industry talent, building a strong team capable of executing our business strategies effectively. We have successfully recruited key leaders who bring valuable expertise and vision. Today, we have grown into a well-established company with experienced management, industry veterans, and respected experts across all critical functions. The support from our Executive Chairman has been instrumental in shaping our innovative business model through strategic leadership appointments, operational transformations, and support for key initiatives and business acquisitions.

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OUR CORE PRODUCT AND KEY ASSETS

Abbreviations: mAb = monoclonal antibody; bsAb = bispecific antibody; 1L = first line; nivo = nivolumab; tori = toripalimab (TUOYI®); CPI = checkpoint inhibitor; GEA = gastoesophageal adenocarcinoma, including gastric cancer, gastroesophageal junction cancer, and esophageal adenocarcinoma; BTC = biliary tract cancer; PDAC = pancreatic ductal adenocarcinoma; r/r = relapsed/refractory; PD-(L)1 refers to inhibitors of PD-L1 or PD-1; mNSCLC = metastatic non-small cell lung cancer; nAMD = neovascular age-related macular degeneration; DME = diabetic macular edema; FPI = first patient in

Notes:

(1)	Co-developed with ABL Bio (givastomig also known as ABL111, ragistomig also known as ABL503).

(2)	BMS agreed to grant us the license to use, and manufacture and supply for use of nivolumab (OPDIVO®) in our Phase 1 trial to evaluate givastomig’s combination with nivolumab and mFOLFOX6.

(3)

We submitted the protocol of this Phase 2 clinical trial to the U.S. FDA in August 2025 and did not receive any objections or concerns from the U.S. FDA. We expect to commence this Phase 2 trial in the first quarter of 2026.

(4)

Includes a completed Phase 1 clinical trial of givastomig as a monotherapy in CLDN18.2-positive (defined as membrane intensity score of ≥1+ on ≥1% of tumor cells) patients with advanced or metastatic solid tumors.

(5)	Trial conducted by TJBio Hangzhou, NCT04322006.

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Givastomig — Novel CLDN18.2 × 4-1BB bsAb with Global Best-in-Class Potential to Improve Standard-of-Care Treatment for Gastric Cancers and Other Solid Tumors

Givastomig (also known as “ABL111,” “TJ033721” and “TJCD4B”) is a novel bsAb simultaneously targeting CLDN18.2, a tumor antigen predominantly expressed in GI malignancies, such as gastric, esophageal, biliary tract and pancreatic cancers, and 4-1BB, a co-stimulatory molecule on T cells. Givastomig is being jointly developed through our global partnership with ABL Bio, in which we act as the lead party driving the clinical development of givastomig worldwide (excluding Greater China and South Korea). For details on our collaboration with ABL Bio, see “— Our Collaboration Arrangements — Collaboration Agreement with ABL Bio for Givastomig and Ragistomig.”

Givastomig has two key advantages over current CLDN18.2 antibodies and 4-1BB agonistic antibodies. First, givastomig can bind to tumor cells even with low levels of CLDN18.2 expression, making it potentially applicable to a broader patient population with various expression levels of CLDN18.2. Second, only upon tumor cell engagement by givastomig are T cells stimulated by the 4-1BB antibody moiety, making the 4-1BB antibody arm only active at the tumor site. This localized T cell activation is conditional upon CLDN18.2 engagement and is expected to enhance anti-tumor immunity, reinvigorate exhausted T cells while minimizing systemic side effects such as liver toxicity commonly seen with 4-1BB agents in previous preclinical studies and clinical trials.

We have completed givastomig’s Phase 1a monotherapy study, which is a standalone study equivalent to a conventional Phase 1 clinical trial, by reaching its primary objectives, being determining (i) dose-limiting toxicities (“DLTs”), (ii) maximum tolerated dose (“MTD”) and (iii) recommended Phase 2 dosing, and are rapidly advancing its Phase 1b combination study with nivolumab and chemotherapy in patients with CLDN18.2-positive (1+ intensity in ≥1% of cells), treatment-naïve GEA. In its Phase 1b combination study, givastomig in combination with novolumab and mFOLFOX6 has demonstrated promising safety and feasibility that result in two recommended Phase 2 doses, which will be tested in a randomized Phase 2 clinical trial expected to commence in early 2026, whose protocol has been submitted to the FDA. In addition, the combination study showed encouraging efficacy in advanced metastatic GC patients with a 71% overall response rate, 83% partial responses at expansion doses (8-12 mg/kg), and 100% disease control rate across all dose levels as of the data cut-off date May 15, 2025.

We submitted to the U.S. FDA a randomized Phase 2 clinical trial protocol in August 2025 purporting to investigate the efficacy and safety of givastomig in CLDN18.2-positive and PD-L1-postive patients with advanced unresectable or metastatic GEA. We believe these indications represent an area of high unmet medical need, and combining givastomig with standard-of-care therapies including checkpoint inhibitors and chemotherapy regimens has the potential to meaningfully improve patient outcomes and transform the treatment landscape. In March 2022, the U.S. FDA granted givastomig Orphan Drug Designation for the treatment of gastric cancer, including GEJC. The Phase 2 clinical trial’s progression-free survival (“PFS”) data is anticipated to become available in the second half of 2027, marking a significant upcoming milestone.

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Ragistomig — A Potential Next-generation Immuno-oncology Backbone for Cancer Treatment

Ragistomig is a bsAb targeting both PD-L1 and 4-1BB, currently in Phase 1b clinical development for advanced solid tumors. Its differentiated molecular design allows it to maximize T cell activity by simultaneously blocking the inhibitory pathways via PD-L1 binding and activating the co-stimulatory 4-1BB pathway. Similar to givastomig, 4-1BB-stimulated T cell activity only occurs upon tumor cell binding by the anti-PD-L1 part of ragistomig, creating localized T cell activation that has the potential to enhance anti-tumor immunity, reinvigorate exhausted T cells while reducing systemic side effects such as liver toxicity. This approach enhances anti-PD-L1 therapy efficacy while reducing systemic toxicities associated with earlier 4-1BB therapies. Ragistomig is being jointly developed through our global partnership with ABL Bio.

Top-line Phase 1 dose escalation and dose expansion results for ragistomig demonstrated promising efficacy with an objective response rate (“ORR”) of 26.9% and a clinical benefit rate of 69.2% in heavily pretreated population, with 71.4% of responders having previously received anti-PD-(L)1 inhibitors. Importantly, ragistomig shows manageable treatment-related adverse events, supporting its continued development both as monotherapy and in combination regimens. The ongoing Phase 1b study aims to optimize dosing and identify priority tumor types for further clinical advancement.

Uliledlimab — A Potential Best-in-class CD73 Antibody

Uliledlimab is a monoclonal antibody that inhibits the cell surface protein CD73, currently in clinical development for non-small cell lung cancer (“NSCLC”). As a potentially best-in-class agent in targeting the adenosine pathway, this highly differentiated next-generation immuno-oncology agent demonstrates significant synergy when combined with current standard-of-care PD-(L)1 inhibitors. Preclinical studies have shown that uliledlimab can reverse the adenosine-mediated suppression of T cells in vitro. When combined with a PD-(L)1 antibody in vivo, uliledlimab exhibited a superior and synergistic inhibitory effect on tumor growth compared to PD-(L)1 monotherapy. Its unique intra-dimer binding mode allows complete inhibition of CD73 enzymatic activity without the “hook effect” seen with other CD73 antibodies. Following a precision medicine approach, uliledlimab employs a biomarker strategy to identify patients with high CD73 expression levels, showing an encouraging early results of 63% ORR in CD73-high, PD-L1 positive patients in an ongoing Phase 2 trial. A randomized Phase 2 study is currently underway to further validate these promising results and establish uliledlimab’s potential as a breakthrough therapy in immuno-oncology.

VIS-101 — A novel VEGF × Ang-2 bispecific antibody for ophthalmology

VIS-101 is a highly differentiated VEGF × Ang-2 bispecific antibody in Phase 2 development for neovascular age-related macular degeneration (“nAMD”) and other retinal diseases. This promising therapeutic features twice as many binding sites as benchmark product, enabling superior dual-target binding and blockade. With potential for extended dosing intervals, VIS-101 addresses a significant unmet need in the global retinal disease market, while the global market size of anti-VEGF therapies is estimated to reach US$29.8 billion by 2030. Preclinical studies demonstrated two- to six-fold greater binding activity and two- to 16-fold greater inhibitory activity compared to the benchmark product. VIS-101 has completed

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Phase 1 trials for nAMD and DME. Interim results of an ongoing randomized Phase 2 trial in nAMD show rapid vision improvement sustained beyond 16 weeks, suggesting superior durability. With final Phase 2 results expected in the fourth quarter of 2025 and Phase 3 initiation planned for the first quarter of 2026, VIS-101 is positioned to potentially become a best-in-class therapeutic option for patients with vision-threatening retinal diseases.

OUR DEVELOPMENT STRATEGIES

We intend to fully leverage our distinctive strengths—including our multidisciplinary and cross-therapeutic network, our seasoned international talent, our global clinical operational capabilities, and the strong support of CBC Group and other shareholders—to accelerate the development of our existing pipeline and venture into new therapeutic areas and modalities. Specifically, we aim to advance our existing pipeline assets through expedited regulatory pathways and the transition of Phase 2 trials to pivotal trials where supported by clinical data. These capabilities also enable us to identify and secure highly promising first-in-class or best-in-class product opportunities at an early stage. Leveraging our international infrastructure and industry-leading capabilities, we aim to maximize the value of our integrated platform and deliver innovation from Asia’s emerging biopharma ecosystems to global patients, while driving sustainable growth for our shareholders.

As an example of this strategy in action, we recently announced the acquisition of our first ophthalmology product, VIS-101, which targets high-prevalence ocular conditions such as nAMD and diabetic macular edema (“DME”). VIS-101 is a novel bsAb blocking both vascular endothelial growth factor (“VEGF”) and angiopoietin-2 (“Ang-2”), designed to offer enhanced therapeutic benefits compared to Vabysmo® (faricimab, VEGF × Ang-2 bsAb developed by Roche/Genentech), with the potential to extend dosing intervals to as long as six months. Beyond VIS-101, we are actively screening and evaluating additional high-potential ophthalmology assets globally, with an aim to build a competitive ophthalmology franchise alongside our existing oncology pipeline.

Looking ahead, we plan to further evaluate and expand into additional therapeutic areas of interest. Consistent with our approach in ophthalmology, we intend to establish dedicated core teams, source high-potential product candidates, and advance them rapidly through clinical development toward commercialization. We also aim to maintain close collaborations with pharmaceutical MNCs and other global players and pursue opportunities in clinical collaboration, business development, and commercial partnerships that align with our strategic objectives. For example, we are collaborating with BMS in the oncology field, where BMS provides nivolumab (OPDIVO®) free of charge for use in our clinical trials to evaluate the therapeutic potential of our Core Product, givastomig, in combination with nivolumab and mFOLFOX6.

Accelerate the global development of our oncology pipeline, with a focus on our Core Product.

Givastomig, Our Core Product

Building on the encouraging clinical and commercial potential of givastomig, we intend to continuously accelerate investment in our Core Product. Givastomig offers a promising clinical profile: it addresses a large

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target population in the first-line gastric cancer setting, demonstrates a favorable safety profile compared to other clinical-stage CLDN18.2-targeting therapies, offers potentially superior efficacy over the current standard-of-care treatments for first-line gastric cancer, and is uniquely positioned as one of the most advanced immuno-oncology combination candidate for this indication globally. In addition, givastomig benefits from a less crowded competitive landscape in first-line gastric cancer, as opposed to later-line settings where numerous approved therapies and clinical candidates are competing for smaller patient populations.

We expect data readout from the dose expansion cohorts of givastomig’s Phase 1b combination study and initiate its Phase 2 trial in combination with nivolumab and chemotherapy in advanced GEA patients in the first quarter of 2026. PFS data are expected in the second half of 2027. We also intend to initiate an additional cohort in givastomig’s Phase 1b combination study to investigate givastomig plus chemotherapy as first-line treatment for patients ineligible for checkpoint inhibitors or approved CLDN18.2-targeting therapy, where chemotherapy alone remains the standard of care.

Beyond GEA, we plan to further expand givastomig into other tumor types. Based on its promising preclinical profile in first-line PDAC and BTC, we intend to initiate Phase 1b cohorts to further investigate givastomig’s potential as a first-line therapy for (i) CLDN18.2-positive PDAC patients in combination with chemotherapy, and (ii) CLDN18.2-positive BTC patients in combination with a checkpoint inhibitor and chemotherapy. In parallel, we will continue to accelerate the clinical development of givastomig for tumor types beyond gastric cancer, such as exploring expedited regulatory pathways including Fast Track Designation, Breakthrough Therapy Designation, Accelerated Approval and Orphan Drug Designation.

Ragistomig

In addition to givastomig, we will continue to advance ragistomig in collaboration with ABL Bio. Building on the encouraging data from its Phase 1 clinical trial in solid tumors, including promising ORR, we and ABL Bio plan to refine its clinical development strategy, guided by efficacy signals in specific cancer types, overall market potential, and the evolving competitive landscape.

Other Oncology Assets

We endeavor to identify potential partners in China with pipeline capabilities, where antibody-based therapeutics can be continuously generated and compared, including those with different structures and properties, such as tri-specific antibodies, nanobodies, bispecific antibody drug conjugates (“ADCs”), and bispecific ADCs with dual payloads.

Accelerate ophthalmology pipeline development through the combination of top-tier assets and talents.

VIS-101

Currently in Phase 2 trial, VIS-101 is positioned to be a best-in-class anti-VEGF × Ang-2 bsAb to address the high unmet medical needs among patients with retinal diseases. It has demonstrated superior efficacy and safety profiles in preclinical studies compared to Vabysmo® (faricimab), an ophthalmology blockbuster, together with the potential for a longer-lasting mechanism of action for indications such as DME and nAMD. We will dedicate resources to accelerate the clinical development of this asset, with the

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goal of rapidly advancing it to late-stage clinical trials and ultimately to the New Drug Application (“NDA”) stage. Based on results from VIS-101’s Phase 2 trial, we expect to initiate a Phase 3 head-to-head comparison to Vabysmo study in the first quarter of 2026. We also expect randomized Phase 3 trial readouts in 2028.

Potential Candidates

To further enhance our ophthalmology pipeline, we are actively evaluating new ophthalmology candidates in preclinical or early clinical stages that demonstrate differentiated competitive advantages, substantial market potential, and the ability to address significant unmet medical needs. We aim to efficiently advance these candidates to the PoC stage and build a sustainable, globally competitive ophthalmology portfolio through iterative innovation and timely market entry.

Expand our footprint with top-tier talents and assets, forge lasting partnerships with global leaders.

We intend to leverage the extensive global network of our management team and shareholders to source early-stage innovative products or technologies with differentiated advantages — represented by novel targets, mechanisms, and platform technologies — in major therapeutic areas such as oncology and ophthalmology. We intend to capture these opportunities through tailored partnerships: in-licensing, co-development, strategic acquisitions, or other flexible deal structures.

At the same time, we will continue to attract and recruit leading KOLs and experienced operational teams across various functionalities, with proven track records of translating scientific breakthroughs into marketed products. We are also building a robust clinical operations team to support our growing therapeutic areas and pipeline. After identifying transformative early-stage assets, our experienced global team efficiently drives them through PoC with proven clinical expertise.

Furthermore, we plan to leverage our cross-therapeutic expertise and diverse product pipeline to maintain close and deep collaborations with MNCs and other leading global players. Through agile product development, streamlined decision-making, and flexible collaboration models, we aspire to become the partner of choice in the global innovative drug landscape, while maximizing the long-term commercial value of our assets.

OUR PIPELINE

Overview

Our business model is crafted to optimize our resources and capabilities through a quality-focused, therapeutic area-agnostic approach. We prioritize assets with clear regulatory pathways to PoC, focusing on early-stage innovative drugs (IND-enabling through early clinical phases) with global differentiation potential. We conduct efficient translational clinical development in China to rapidly achieve PoC of the assets, after which we have the flexibility to either partner with global strategic companies or independently fund later-stage clinical development.

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As of the Latest Practicable Date, our innovative immuno-oncology pipeline consisted of three clinical stage programs, givastomig, which is our Core Product, uliledlimab, and ragistomig. Givastomig is a potential best-in-class CLDN18.2 bispecific antibody for the treatment of gastric cancer and other solid tumors. We have completed a Phase 1a clinical trial of givastomig as a monotherapy, which is a standalone study equivalent to a conventional Phase 1 clinical trial, in CLDN18.2-positive (defined as membrane intensity score of ≥1+ on ≥1% of tumor cells) patients with advanced or metastatic solid tumors by reaching its primary objectives, being determining (i) DLTs, (ii) MTD and (iii) recommended Phase 2 dosing. While givastomig is currently being studied in an ongoing Phase 1b study in combination with nivolumab and chemotherapy as a first-line treatment for GEA that involve different types of patients in terms of CLDN18.2 and PD-L1 expression, we did not receive objections or concerns from the U.S. FDA. We expect to commence a Phase 2 clinical trial to investigate givastomig’s combination potential in CLDN18.2-positive and PD-L1-positive GEA patients in early 2026.

We have currently paused internal development of uliledlimab while we await further data from TJBio Hangzhou’s ongoing, randomized Phase 2 study in China combining uliledlimab with a checkpoint inhibitor. The results of these studies will help inform any potential future development path of uliledlimab. Our third program, ragistomig, is led by our collaboration partner, ABL Bio, who is currently conducting ragistomig’s ongoing Phase 1 study in multiple solid tumors.

The stage of development of our pipeline assets as of the Latest Practicable Date, including the progress in our ongoing clinical trials, is represented in the table below.

Abbreviations: mAb = monoclonal antibody; bsAb = bispecific antibody; 1L = first line; nivo = nivolumab; tori = toripalimab (TUOYI®); CPI = checkpoint inhibitor; GEA = gastoesophageal adenocarcinoma, including gastric cancer, gastroesophageal junction cancer, and esophageal adenocarcinoma; BTC = biliary tract cancer; PDAC = pancreatic ductal adenocarcinoma; r/r = relapsed/refractory; PD-(L)1 refers to inhibitors of PD-L1 or PD-1; mNSCLC = metastatic non-small cell lung cancer; nAMD = neovascular age-related macular degeneration; DME = diabetic macular edema; FPI = first patient in

Notes:

(1)	Co-developed with ABL Bio (givastomig also known as ABL111, ragistomig also known as ABL503).

(2)	BMS agreed to grant us the license to use, and manufacture and supply for use of nivolumab (OPDIVO®) in our Phase 1 trial to evaluate givastomig’s combination with nivolumab and mFOLFOX6.

(3)

We submitted the protocol of this Phase 2 clinical trial to the U.S. FDA in August 2025 and did not receive any objections or concerns from the U.S. FDA. We expect to commence this Phase 2 trial in the first quarter of 2026.

(4)

Includes a completed Phase 1 clinical trial of givastomig as a monotherapy in CLDN18.2-positive (defined as membrane intensity score of ≥1+ on ≥1% of tumor cells) patients with advanced or metastatic solid tumors.

(5)	Trial conducted by TJBio Hangzhou, NCT04322006.

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Givastomig (CLDN18.2 × 4-1BB bispecific antibody), Our Core Product

Overview

Givastomig (also known as “ABL111,” “GIVASTOMIG” and “TJCD4B”) is a bispecific antibody targeting CLDN18.2, a tumor antigen preferentially expressed in gastric, esophageal, and pancreatic cancers, and 4-1BB, a co-stimulatory molecule on T cells adjacent to CLDN18.2-positive tumor cells. CLDN18.2 is a tight junction molecule normally restricted to epithelial cells of the gastric mucosa but becomes widely expressed on the cell surface in select tumors, such as gastric, esophageal, and pancreatic cancers, making it a highly attractive tumor target. Givastomig is being jointly developed through a global partnership with ABL Bio, in which we act as the lead party worldwide excluding Greater China and South Korea.

Givastomig has two key advantages over current CLDN18.2 antibodies and 4-1BB agonistic antibodies. First, givastomig can bind to tumor cells even with low levels of CLDN18.2 expression, making it potentially applicable to a broader patient population with various expression levels of CLDN18.2. Second, only upon tumor cell engagement by givastomig are T cells stimulated by the 4-1BB antibody moiety, making the 4-1BB antibody arm only active at the tumor site. This localized T cell activation is conditional upon CLDN18.2 engagement and is expected to enhance anti-tumor immunity, reinvigorate exhausted T cells while minimizing systemic side effects such as liver toxicity commonly seen with 4-1BB agents in previous preclinical studies and clinical trials.

The safety and efficacy data from givastomig’s completed Phase 1a monotherapy study demonstrated an ORR of 18% in a total of 45 heavily pre-treated patients with CLDN18.2-positive GEC, who received givastomig at doses ≥5 mg/kg. Givastomig has also shown a favorable safety profile, with mainly grade 1 or 2 treatment-related adverse events (“TRAEs”) and no observations of DLTs or identification of a MTD, which supports the further investigation of givastomig in combination with other agents.

We are continuing to sponsor the Phase 1b combination study of givastomig in combination with nivolumab and chemotherapy in patients with CLDN18.2-positive treatment-naïve GEA in the United States. We submitted to the U.S. FDA a Phase 2 clinical trial protocol in August 2025 purporting to investigate the efficacy and safety of givastomig in CLDN18.2-positive and PD-L1-postive patients with advanced unresectable or metastatic GEA. We believe these indications represent an area of high unmet medical need, and combining givastomig with standard-of-care therapies including checkpoint inhibitors and chemotherapy regimens has the potential to meaningfully improve patient outcomes and transform the treatment landscape. In March 2022, the U.S. FDA granted givastomig Orphan Drug Designation for the treatment of gastric cancer, including GEJC.

Mechanism of Action

Givastomig is a bispecific antibody targeting CLDN18.2, a tumor antigen preferentially expressed in gastric, esophageal, and pancreatic cancers, and 4-1BB, a co-stimulatory molecule on T cells adjacent to CLDN18.2-positive tumor cells.

Claudins, or CLDNs, are central components of tight junctions, which are the main cell-cell contacts among epithelium and endothelium. Different CLDNs are expressed in various tissues and can be altered during carcinogenesis. Disturbance and dysregulation of tight junction molecules is a frequent hallmark of

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cancer cells and often associated with malignant transformation and metastasis and, hence, disease progression. CLDN18.2, an isoform of Claudin-18, is a tissue restricted marker that is exclusively expressed in cancer and in short-lived differentiated cells of the gastric mucosa, but it is absent from the gastric stem cell zone. CLDN18.2 is observed in a large fraction of gastric cancers. Among all GEA patients, approximately 70% are CLDN18.2-positive and 80% are HER2-negative. In addition, CLDN18.2 is aberrantly expressed in a variety of epithelial solid tumors, including pancreatic, esophageal, ovarian and lung tumors.

Stimulation of 4-1BB, a surface receptor expressed on activated T cells among many other types of immune cells, activates various signaling pathways involved in the generation of a potent cellular immune response. Thus, its ability to modulate a wide range of immune cells and, in particular, its role in mediating T cell survival, proliferation, and effector function, have made it an attractive target.

With a bispecific design, T cells are only stimulated by the 4-1BB antibody arm of givastomig after its anti-CLDN18.2 moiety engages tumor cells, thereby achieving localized T cell activation and minimizing systemic side effects such as liver toxicity commonly seen with 4-1BB agents in previous preclinical studies and clinical trials.

The following diagram depicts the design and mechanism of action of givastomig.

Market Opportunity and Competition

Global incidence of GEA (excluding Greater China and South Korea) is projected to rise from 707.2 thousand cases in 2024 to 960.1 thousand cases in 2034, representing a CAGR of 3.1%. Among all GEA patients, approximately 70% are CLDN18.2-positive and 80% are HER2-negative.

The global market size of first-line GEA therapy (excluding Greater China and South Korea) was estimated at US$8.9 billion in 2024 and is projected to reach US$13.0 billion in 2034, representing a CAGR of 3.9%.

As of the Latest Practicable Date, zolbetuximab, a monoclonal antibody, was the only CLDN18.2-targeted therapy approved as a first-line treatment for GC and GEJC globally. As of the same date, there were 9 CLDN18.2-targeted drug candidates under clinical development worldwide as potential first-line

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therapies for GEA, with givastomig being the first in the United States to be investigated in combination with standard-of-care immunochemotherapy regimen.

Competitive Advantages

We believe that givastomig has the following advantages, particularly over current CLDN18.2 antibodies and 4-1 BB agonistic antibodies.

Favorable safety profile

Only upon tumor cell engagement by givastomig are T cells stimulated by the 4-1BB antibody moiety, making the 4-1BB antibody arm only active at the tumor site. This localized T cell activation is conditional upon CLDN18.2 engagement and is expected to enhance anti-tumor immunity, reinvigorate exhausted T cells while minimizing systemic side effects such as liver toxicity commonly seen with 4-1BB agents in previous preclinical studies and clinical trials.

A favorable safety profile was observed in the completed Phase 1 clinical trial of givastomig as a monotherapy. In particular, there were mainly grade 1 or 2 TRAEs and no observations of DLTs or identification of an MTD.

Being developed as a first-line treatment in combination with standard of care in GI malignancies

Givastomig demonstrates significant potential in enhancing standard cancer treatment regimens. Our trial data suggests that it may enhance the activity of standard 5FU/oxaliplatin and nivolumab. As cytotoxic chemotherapy can induce immunogenic cell death, givastomig may create a more robust antitumor immune response by working synergistically with anti-PD-1 therapy. Our ongoing Phase 1b of the clinical trial aims to further investigate this hypothesis, positioning givastomig as a valuable addition to the current stand of care.

Broad tumor targeting with a wide range of CLDN18.2 expression levels

CLDN18.2 protein is not only highly expressed in gastric cancers but also detected at various levels in other tumor types. Therefore, combining givastomig with other anti-cancer therapies deserves further investigation based on both biological rationale and CLDN18.2 prevalence. In addition, givastomig may have benefits for early-stage cancers in the neoadjuvant setting, being potentially valuable for any cancer stage and type with CLDN18.2 overexpression that is currently treated with standard of care involving checkpoint inhibitors with or without chemotherapy.

Moreover, our studies revealed that givastomig can bind to tumor cells even with low levels of CLDN18.2 expression, making it potentially applicable to a broader patient population with various expression levels of CLDN18.2.

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Summary of Clinical Data

Our Phase 1 clinical trial is an open label, multicenter, multi-dose study comprising of two parts. Phase 1a comprises of monotherapy dose escalation in solid tumors with a wide range of CLDN18.2 expression and dose expansion in relapsed/refractory HER2 negative GEA. Phase 1b comprises a combination of givastomig with standard-of-care treatment for patients with treatment-naïve HER2 negative GEA whose tumors express CLDN18.2.

Phase 1a clinical study of givastomig as a monotherapy

Overview

The primary objectives of Phase 1a were to determine the safety, tolerability, maximum tolerated dose or maximum administered dose, and recommended phase 2 dosing of givastomig in patients with advanced or metastatic solid tumors. Secondary objectives were to characterize the pharmacokinetics (PK) and pharmacodynamics (PD) profiles, evaluate immunogenicity, and assess the preliminary antitumor activity of givastomig.

Trial Design

The Phase 1a trial was initially designed as a standalone Phase 1 clinical trial. This trial comprised two parts: a dose escalation study and a dose expansion study. Escalating givastomig doses of 0.1 to 18 mg/kg were evaluated using the Bayesian optimal interval design in 38 patients with metastatic or locally advanced unresectable solid tumors regardless of CLDN18.2 expression. Dose levels 5, 8, 12, and 15 mg/kg were expanded to include an additional six patients per cohort with CLDN18.2-positive (defined as a plasma membrane intensity score of ≥1+ on ≥1% of tumor cells) advanced or metastatic GEA. The 12 mg/kg dose was selected for dose expansion to further explore activity in patients with CLDN18.2-positive GEC (n = 15).

Patients were required to have received prior therapy for their tumor type and patients with HER2-positive GEC must have received prior anti-HER2 therapy or been deemed unsuitable for such therapy. All patients were required to have an Eastern Cooperative Oncology Group performance status (“PS”) of 0 or 1, adequate organ function, and an estimated life expectancy >12 weeks. Patients enrolled to any expansion cohorts were required to have CLDN18.2-positive tumors, defined as a plasma membrane intensity score of ≥1+ on ≥1% of tumor cells.

Trial Status

The Phase 1a trial has been completed by reaching its primary objectives, being determining (i) DLTs, (ii) MTD and (iii) recommended Phase 2 dosing. A total of 77 patients received givastomig across nine sequential dose levels between 0.1 and 18 mg/kg, including 45 heavily pre-treated patients with CLDN18.2-positive GEC, pertinent to the subsequent Phase 1b part and the randomized Phase 2 clinical trial. They were enrolled into cohorts of escalating doses of givastomig 5-15 mg/kg Q2W, and 18 mg/kg Q3W. Safety and efficacy data from these 45 patients are reported below.

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Safety Data

Givastomig was safe and well-tolerated in this trial. For the 45 heavily pre-treated patients with CLDN18.2-positive GEC at doses ≥5 mg/kg, as of August 27, 2025, no DLTs were observed up to 15 mg/kg IV Q2W and 18 mg/kg IV Q3W, and the maximum tolerated dose was not reached. The most common all-grade TRAEs (≥10%) were anemia (27%), white blood cell count (WBC) decrease (22%), nausea (20%), alanine transaminase (ALT) increase (16%), aspartate aminotransferase (AST) increase (16%), decreased appetite (16%), neutropenia (16%), gamma-glutamyl transferase increase (11%), and vomiting (11%).

Grade ≥3 TRAEs were reported in 33% of patients; those that occurred in at least two patients were anemia (9%), lymphocyte count decrease (9%), WBC decrease (7%), AST increase (4%), neutropenia (4%), and upper GI hemorrhage (4%). One patient experienced a Grade 4 platelet count decrease.

Overall, TRAEs resulting in study drug withdrawal occurred in 9% of patients, including 1 one Grade 3 ALT increase (5 mg/kg), one Grade 3 infusion related reaction (5 mg/kg), one Grade 2 pulmonary embolism (12 mg/kg) and one Grade 3 nausea (18 mg/kg). No Grade 5 TRAE was reported.

Efficacy Data

For the 45 patients with CLDN18.2-positive GEC at doses ≥5 mg/kg, as of August 27, 2025, the confirmed ORR was 18%. Partial responses (“PRs”) were observed in eight patients, with one PR each at 5 and 8 mg/kg, four PRs at 12 mg/kg, and two PRs at 18 mg/kg. The disease control rate (“DCR”) was 49%. The median time to response was 1.8 months, with a range of 1.0 to 5.7 months. The median duration of response (“DOR”) was 5.6 months, while the longest DOR was 26.3 months with 35 months of follow up in a patient treated with 8 mg/kg Q2W. The median PFS was 2.96 months, and the median overall survival (“OS”) was 7.49 months. There were no statistically significant differences in efficacy outcomes (ORR, DCR, PFS, OS) by CLDN18.2 expression.

PK

Preliminary PK data were obtained from patients treated with givastomig 0.1 to 15 mg/kg Q2W and 18 mg/kg Q3W. The exposure of givastomig (both Cmax and AUC) in the blood of these patients increased with increasing dose. At dose levels ≥5 mg/kg, the exposure increased in an approximately dose-proportional manner, as evidenced by the mean concentration–time profiles.

Phase 1b clinical study of givastomig as a combination therapy with the standard of care

Overview

The primary objectives of Phase 1b were (i) to compare the PFS assessed by blinded independent central review (“BICR”) of participants receiving givastomig in combination with nivolumab + mFOLFOX6 with the control arm (nivolumab + mFOLFOX6), and (ii) to evaluate the safety of givastomig in combination with nivolumab + mFOLFOX6. Secondary objectives encompass comparing efficacy measures (ORR, DOR, BOR, OS) between treatment arms using Response Evaluation Criteria in Solid Tumors (“RECIST”) v1.1 criteria, determining the optimized dose of givastomig, evaluating

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pharmacokinetics and immunogenicity, assessing the relationship between tumor markers and outcomes, measuring s4-1BB biomarker pharmacodynamics, and comparing patient-reported outcomes using various quality of life questionnaires between treatment arms.

Trial Design

This trial comprised two parts: a dose escalation study and a dose expansion study.

The Phase 1b combination dose escalation enrolled 17 subjects with GC, GEJ, EAC with CLDN18.2-positive tumor expression. The starting dose of givastomig was 5 mg/kg IV Q2W and escalated up to 12 mg/kg in combination with fluoropyrimidine and nivolumab in Part 2A.

Part 2A of the Phase 1b combination dose expansion enrolled 42 subjects with treatment naïve, CLDN18.2-positive GC/GEJ/EAC. Subjects received givastomig in combination with fluoropyrimidine and nivolumab. Two dose levels of givastomig were evaluated during part 2A. A third dose level could be added at our discretion. Any givastomig dose used in expansion did not exceed the highest dose cleared in the corresponding dose escalation.

Dose Escalation
Dose Expansion
Dose Level 3
Giva 12 mg/kg +
nivolumab 240 mg +
mFOLFOX6 Q2W
Dose Level 3
Giva 12 mg/kg +
nivolumab 240 mg +
mFOLFOX6 Q2W
Fully Enrolled
Dose Level 2
Giva 8 mg/kg +
nivolumab 240 mg +
mFOLFOX6 Q2W
Dose Level 2
Giva 8 mg/kg +
nivolumab 240 mg +
mFOLFOX6 Q2W
Fully Enrolled
Dose Level 1
Giva 5 mg/kg +
nivolumab 240 mg +
mFOLFOX6 Q2W

For dose expansion trials, we plan to further initiate Part 2C and Part 2D to further investigate the potential application of Givastomig. For Part 2C, we expect to enroll approximately 20 subjects with treatment naive GC/GEJ/EAC whose tumors expressed low CLDN18.2 (defined as membrane intensity score of 1+ on ≥1% but <75% of tumor cells). Subjects will receive givastomig in combination with fluoropyrimidine and nivolumab regardless of PD-L1 status. For Part 2D, we expect to enroll approximately 20 subjects with treatment naïve GC/GEJ/EAC whose tumors were PD-L1 CPS <1 with CLDN18.2-positive tumor expression. Subjects will receive 8 or 12 mg/kg givastomig IV Q2W in combination with mFOLFOX6.

Trial Status

We initiated this Phase 1b clinical trial of givastomig in February 2024. In September 2025, we completed safety assessment of the dose escalation study. We expect to announce the dose expansion data from the Phase 1b combination study in the first quarter of 2026, and complete the Phase 2 study in the fourth quarter of 2027.

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Safety Data

The combination of givastomig with nivolumab and mFOLFOX6 has a safety profile comparable to the combination of nivolumab and mFOLFOX6 without significant increase of immune-related toxicities. The safety profile is characterized by manageable adverse events, with TRAEs that resulted in withdrawal from treatment of only approximately 12% and no dose-limiting toxicities observed as of the data cut-off date May 15, 2025. The most common all-grade TRAEs attributable to any drug were neutropenia (71%), nausea (53%), infusion related reaction (41%), vomiting (35%), alanine transaminase increase (12%), and aspartate aminotransferase increase (12%). Grade 3 TRAEs were rare and limited to isolated cases, those that occurred in more than two patients were neutropenia (35%), which were primarily attributed to mFOLFOX6 rather than givastomig itself. Importantly, no Grade 5 TRAEs were reported. Overall, we believe the benefit-risk balance of givastomig remains favorable, and routine pharmacovigilance activities are sufficient to monitor the potential risk and safety profile of givastomig.

Efficacy Data

In Phase 1b, as of the data cutoff date May 15, 2025, 17 advanced metastatic GC participants were treated with givastomig across the 5 mg/kg (n=5), 8 mg/kg (n=6), and 12 mg/kg (n=6) dose levels in combination with nivolumab and mFOLFOX6 or CAPOX. The ORR was 71% (n=17). At the doses selected for dose expansion (8 and 12 mg/kg), 83% (10/12) of participants achieved PRs. The DCR was 100% across the three dose levels and there was a dose proportional increase in exposure, similar to that observed with monotherapy PK. At the time of data cut-off, 47.1% (8/17) participants remained on study treatment and the longest treatment duration was 13.3 months.

Phase 2 combination trial of givastomig in CLDN18.2-positive and PD-L1-positive GEA patients

Overview

Our Phase 2 clinical trial is a randomized, global, open-label, multicenter, phase 2 study. We aim to compare the efficacy and safety of givastomig in combination with nivolumab and chemotherapy versus nivolumab and chemotherapy alone (control) in participants with HER2 negative, CLDN18.2 positive and PD-L1 positive, locally advanced, unresectable, or metastatic GEA. Tumor markers at baseline (e.g., CLDN18.2 and PD-L1), pharmacodynamic biomarkers (e.g., s4-1BB), sparse PK, and immunogenicity will also be evaluated.

The primary objective of Phase 2 clinical trial is to evaluate the efficacy and safety of givastomig in combination with nivolumab and chemotherapy. Secondary objectives encompass comparing efficacy measures (ORR, DOR, BOR, OS) between treatment arms using RECIST v1.1 criteria, determining the optimized dose of givastomig, evaluating pharmacokinetics and immunogenicity, assessing the relationship between tumor markers and outcomes, measuring s4-1BB biomarker pharmacodynamics, and comparing patient-reported outcomes using various quality of life questionnaires between treatment arms.

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Trial Design

To be eligible to participate in the study, participants must have HER2-negative, locally advanced or metastatic GEA tumors that are CLDN18.2 positive and PD-L1 positive. Participants must be treatment-naïve, having received no prior systemic treatment in the metastatic setting.

180 participants will be randomized (1:1:1) into 1 of the following 3 treatment arms (n=60 participants each arm). Participants from the United States, Japan, and South Korea will be treated with mFOLFOX6 only. Randomization will be stratified by chemotherapy regimen (mFOLFOX6 vs CAPOX) and level of CLDN18.2 expression (membrane intensity score of ≥2+ on <75% vs ≥75% of tumor cells)

•	Arm 1: Givastomig 8 mg/kg once every 2 weeks (Q2W) + nivolumab + mFOLFOX6 OR givastomig 12 mg/kg every 3 weeks (Q3W) + nivolumab + CAPOX

•	Arm 2: Givastomig 12 mg/kg Q2W + nivolumab + mFOLFOX6 OR givastomig 18 mg/kg Q3W + nivolumab + CAPOX

•	Arm 3 (Control): Nivolumab + mFOLFOX6 or CAPOX

Global Randomized Phase 2 Study
n=180
1:1:1
Arm 1 (*n=60*)
Giva 8 mg/kg + nivolumab + mFOLFOX6 Q2W
(*or* for Q3W – Giva 12 mg/kg + nivolumab + CapeOX)
Arm 2 (*n=60*)
Giva 12 mg/kg + nivolumab + mFOLFOX6 Q2W
(*or* for Q3W – Giva 18 mg/kg + nivolumab + CapeOX)
Control Arm (*n=60*)
nivolumab + mFOLFOX6 Q2W
(*or* for Q3W – nivolumab + CapeOX)

Trial Status

We submitted the protocol of this Phase 2 clinical trial to the U.S. FDA in August 2025 and did not receive any objections or concerns from the U.S. FDA. We expect to commence this Phase 2 trial in the first quarter of 2026.

Clinical Development Plan

1L Gastric Cancer (GC) Studies

•

Phase 1b dose expansion: We expect to have the Phase 1b dose expansion data in the first quarter of 2026, with cohorts evaluating givastomig at two dose levels (8mg/kg and 12mg/kg) in combination with nivolumab and chemotherapy (n=40) as a first-line (1L) treatment for patients with metastatic gastric cancers.

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•

Global randomized Phase 2 study in 1L metastatic gastric cancers: We intend to initiate our randomized Phase 2 study in 1L metastatic gastric cancers evaluating givastomig in combination with nivolumab and chemotherapy versus nivolumab and chemotherapy alone. PFS data are expected in the second half of 2027.

•

Initiation of a 1L metastatic GC cohort for patients who do not qualify for checkpoint inhibitors or the existing approved CLDN18.2 1L GC therapy: We intend to initiate an additional Phase 1b cohort evaluating givastomig combined with chemotherapy (n=20) as a 1L treatment for patients with metastatic gastric cancers whose tumors express CLDN18.2 in <75% of cells (CLDN18.2 Low) and have CPS scores <1 (PD-L1 Negative). These “Double-Low” patients represent a significant unmet medical need as they are not eligible for existing approved CLDN18.2-directed therapy or immunotherapies. For these patients, the current standard of care is chemotherapy alone.

Expansion of Givastomig into Gastrointestinal Malignancies Characterized by CLDN18.2 Expression

•	1L PDAC: We intend to initiate an additional Phase 1b cohort in 1L, CLDN18.2-positive PDAC evaluating givastomig in combination with chemotherapy.

•	1L BTC: We intend to initiate an additional Phase 1b cohort in 1L, CLDN18.2-positive BTC evaluating givastomig in combination with a checkpoint inhibitor and chemotherapy.

Licenses, Rights and Obligations

In July 2018, we entered into a collaboration agreement with ABL Bio, where we and ABL Bio agree to jointly develop innovative bsAbs. Givastomig and ragistomig are currently the only two bsAbs being developed under the ABL Bio Collaboration Agreement. For givastomig, we act as the lead party worldwide excluding South Korea and Greater China.

In June 2024, we entered into a collaboration agreement with Bristol-Myers Squibb Company, where BMS agrees to grant us the license to use, and manufacture and supply for use, nivolumab (OPDIVO®) in our Phase 1 trial to evaluate givastomig’s combination with nivolumab and mFOLFOX6.

For details, see “— Our Collaboration Arrangements.”

Material Communications with Competent Authorities

We received IND approval from the FDA in March 2021 and commenced givastomig’s Phase 1 trial in patients with advanced or metastatic solid tumors in June 2021. This trial was initially designed as a standalone Phase 1 monotherapy trial, comprising dose escalation and dose expansion cohorts. The primary objectives of this Phase 1 monotherapy trial were to evaluate the safety and tolerability of givastomig in patients with advanced or metastatic solid tumors, to determine the MTD or maximum administered dose of givastomig, and to determine recommended Phase 2 dosing of givastomig. We completed this Phase 1 monotherapy trial in August 2024, having met all primary objectives including establishing safety and tolerability, identifying no maximum tolerated dose, and determining recommended Phase 2 dosing.

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Before the completion of the Phase 1 monotherapy trial, we voluntarily submitted an amended Phase 1 trial protocol to the FDA in October 2023, adding a combination therapy study (“Phase 1b Trial”) to the trial design, consistent with our strategic focus on developing givastomig as part of first-line combination therapy for gastric cancers. The Phase 1b portion evaluates givastomig in combination with standard-of-care immuno-chemotherapy, based on givastomig’s favorable safety profile and therapeutic potential shown in the initial Phase 1 monotherapy trial (referred to as the “Phase 1a Trial” following the addition of the Phase 1b Trial) and non-clinical studies. The Phase 1b Trial comprises dose escalation and dose expansion cohorts. As of the Latest Practicable Date, we have enrolled all patients for the Phase 1b Trial’s dose escalation study and are currently conducting the dose expansion study.

For clarity, following the protocol amendment, givastomig’s Phase 1 trial now combines two separate phases: Phase 1a Trial and Phase 1b Trial. For details on the current trial design and latest status of givastomig’s Phase 1 trial, see “— Our Pipeline — Givastomig (CLDN18.2 × 4-1BB bispecific antibody), Our Core Product — Summary of Clinical Data.”

Completion of Phase 1a Trial Equivalent to Conventional Phase 1 Clinical Trial

For the reasons below, givastomig’s completed Phase 1a Trial constitutes a standalone study equivalent to a conventional Phase 1 clinical trial:

1.

The Phase 1a Trial was initially designed and approved by the FDA as a standalone phase 1 clinical trial. Its primary purpose also aligned with that of a conventional phase 1 trial, which is to assess drug safety and dosage, as confirmed by Frost & Sullivan. All primary objectives had been met in the Phase 1a Trial, including establishing safety and tolerability, identifying no maximum tolerated dose, and determining recommended Phase 2 dosing. A total of 77 patients were enrolled (62 in dose escalation and 15 in dose expansion)—a robust sample size that meets or exceeds what is typically observed in Phase 1 oncology trials, according to Frost & Sullivan.

2.

Originally designed as the sole study within givastomig’s Phase 1 trial protocol, the Phase 1a Trial retains its standalone design despite subsequent incorporation into a combined Phase 1a/1b structure following the October 2023 protocol amendment. The Phase 1a Trial was conceived, initiated, and completed as an independent study with its own distinct objectives. Incorporating the Phase 1b Trial into a combined Phase 1a/1b structure, rather than initiating an entirely new combination trial, offers operational efficiency, continuity, and resource optimization. This approach represents a common trial design in oncology, as confirmed by Frost & Sullivan, that does not retroactively alter the Phase 1a Trial’s standalone nature.

Competent Authority’s No-objection to Commencement of Phase 2 Trial

In August 2025, we submitted a trial protocol for givastomig’s planned Phase 2 combination study (“Phase 2 Trial”) to the FDA, where we presented (i) data from the completed Phase 1a Trial, (ii) latest progress and preliminary data from the ongoing Phase 1b Trial (cut-off date: May 15, 2025), including evidence showing that safety assessment of the dose escalation study has been completed, where 17 advanced metastatic gastric cancer patients received givastomig across the 5 mg/kg, 8 mg/kg, and 12 mg/kg

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dose levels in combination with nivolumab and mFOLFOX6; and (iii) the Phase 2 Trial design, which evaluates different dose levels of givastomig established as safe and tolerable in the Phase 1a Trial and the Phase 1b Trial. For details on the trial design of givastomig’s planned Phase 2 Trial, see “— Our Pipeline — Givastomig (CLDN18.2 × 4-1BB; bispecific antibody), Our Core Product — Phase 2 combination trial of givastomig in CLDN18.2-positive and PD-L1-positive GEA patients.”

We expect to commence the Phase 2 Trial in the first quarter of 2026. As of the Latest Practicable Date, we had not received any major concerns or objections from the FDA with respect to givastomig’s clinical development, including the design and commencement of the Phase 2 Trial. For clarity, the commencement of the Phase 2 Trial is not contingent upon formal acknowledgment of the completion of givastomig’s ongoing Phase 1b Trial, given that the Phase 1b Trial has successfully completed relevant safety assessment necessary to support the further investigation of givastomig in combination with nivolumab and chemotherapy in the Phase 2 Trial.

The following table sets forth a summary of our material communications with the FDA regarding givastomig.

Milestone/Event	Timeline/(Expected Timeline)
Submission of IND application to the FDA	February 2021
IND Approval from the FDA	March 2021
Initiation of Phase 1 Trial	June 2021
Submission of first development safety update report (“DSUR”) to the FDA	May 2022
Submission of second DSUR to the FDA	May 2023
Submission of amended protocol to the FDA incorporating Phase 1b Trial into the Phase 1 trial design	October 2023
Submission of third DSUR to the FDA	May 2024
Completion of Phase 1a Trial by meeting all primary objectives	August 2024
Initiation of Phase 1b Trial	February 2024
Safety assessment completed in Phase 1b Trial’s dose escalation study	May 2025
Submission of fourth DSUR to the FDA	May 2025
Initiation of Phase 2 Trial	(Q1 2026)
Completion of dosing for all cohorts of Phase 1b Trial	(Q4 2026)
Completion of Phase 2 Trial	(Q4 2027)

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WE MAY NOT BE ABLE TO ULTIMATELY DEVELOP AND MARKET GIVASTOMIG SUCCESSFULLY.

Other Oncology Assets

Ragistomig (PD-L1 × 4-1BB bispecific antibody)

Overview

New therapeutic options are urgently needed for cancers that are refractory to or relapse after PD-(L)1 treatment. Ragistomig (also known as “ABL503” or “TJ-L14B”) is a bispecific antibody targeting both PD-L1 and 4-1BB that was developed in collaboration with ABL Bio to address this need. Ragistomig maximizes T cell activity by simultaneously blocking the inhibitory pathways via PD-L1 binding and activating the co-stimulatory 4-1BB pathway. Similar to givastomig, 4-1BB-stimulated T cell activity only occurs upon tumor cell binding by the anti-PD-L1 part of ragistomig, creating localized T cell activation that has the potential to enhance anti-tumor immunity, reinvigorate exhausted T cells while reducing systemic side effects such as liver toxicity. This design improves the efficacy of anti-PD-(L)1 therapies while mitigating the potential toxicity associated with earlier 4-1BB-directed therapies. In a humanized mouse tumor model, a short course of ragistomig treatment displayed greater anti-tumor efficacy than anti-PD-L1 or anti-4-1BB antibodies alone or in combination and showed evidence of immunological memory response that resisted tumor re-challenge. Ragistomig is being jointly developed through a global partnership with ABL Bio, in which ABL Bio acts as the lead party worldwide excluding Greater China and South Korea.

Key Differentiators

Based on publicly available information and preclinical studies, we believe ragistomig has the potential to be a highly differentiated PD-L1 and 4-1BB bispecific antibody. Some leading compounds use monovalent heterodimer formats, which may reduce the potency of each arm and complicate chemistry, manufacturing, and controls. In contrast, ragistomig’s anti-4-1BB component binds to a novel epitope that triggers 4-1BB signaling only upon tumor binding, leading to reduced cytokine release and lower hepatic and systemic immunotoxicity without compromising anti-tumor activity. Ragistomig also demonstrates higher specificity for 4-1BB binding compared to other tumor necrosis factor receptor families of co-stimulatory molecules. If confirmed in clinical trials, these advantages could set ragistomig apart from competing compounds.

Clinical Trial Data Highlight

In June 2024, our development partner, ABL Bio, presented promising objective responses in patients with various advanced solid tumors that are refractory or have relapsed after PD-(L)1 inhibitors from the Phase 1 dose escalation study at American Society of Clinical Oncology (“ASCO”) 2024. Of the 53 enrolled patients, 44 were efficacy evaluable patients with advanced or relapsed/refractory solid tumor. 64.2% (34/53) of enrolled patients had at least three prior lines of therapies. Top-line Phase 1 dose escalation and dose expansion results demonstrated an ORR of 26.9% (7/26), including six partial responses and one complete

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response, and a clinical benefit rate of 69.2% (18/26) at doses of 3 mg/kg and 5 mg/kg. 71.4% of responders received prior treatment with anti-PD-(L)1 inhibitors. The most common all-grade TRAEs were alanine transaminase increase (32.1%), aspartate aminotransferase increase (30.2%), pyrexia (15.1%), nausea (13.2%), rash (13.2%), fatigue (11.3%), and platelet count decrease (11.3%). Grade 3 TRAEs were rare and limited to isolated cases, those that occurred in at least two patients were alanine transaminase increase (22.6%), aspartate aminotransferase increase (20.8%), and rash (3.8%).

Our partner ABL Bio is conducting a Phase 1b study to increase the therapeutic index by decreasing the dosing level and/or frequency, and to identify the appropriate tumor types for further development.

Summary of Preclinical Results

Ragistomig demonstrated significant preclinical efficacy and safety as a PD-L1 × 4-1BB bispecific antibody. In cellular assays, it showed PD-L1-dependent activation of NF-kB signaling and promoted proliferation of CD8-positive tumor-infiltrating lymphocytes from human tumors, outperforming individual antibodies or their combinations. In mouse models with human PD-L1-expressing tumors, ragistomig provided dose-dependent tumor suppression superior to monotherapies and generated durable anti-tumor immunity against re-challenge. Safety studies revealed no cytokine release syndrome up to 0.83 mg/ml (equivalent to 15 mg/kg human dose), with completed pharmacokinetic and toxicity studies establishing a NOAEL of 15 mg/kg/dose. A first-in-human starting dose of 0.7 mg was proposed, with a robust 3000-fold safety margin between this dose and nonclinical safety assessments.

Uliledlimab (CD73 antibody)

Overview

Uliledlimab is a monoclonal antibody that inhibits the cell surface protein CD73. CD73 is a homodimeric enzyme widely expressed in multiple tumors and converts extracellular adenosine monophosphate (“AMP”) to adenosine, which contributes to an immunosuppressive tumor microenvironment. A key differentiating feature of uliledlimab, when compared to some of the other clinical-stage CD73 antibodies, is related to its novel epitope, which works through a unique intra-dimer binding mode, resulting in complete inhibition of the enzymatic activity and avoiding the aberrant pharmacological property known as the “hook effect.” In addition, uliledlimab has a non-competitive inhibitory effect that is not blunted by high levels of CD73 enzyme substrates, which may be observed in small-molecule competitive blockers. Preclinical studies have shown that uliledlimab can reverse the adenosine-mediated suppression of T cells in vitro. When combined with a PD-(L)1 antibody in vivo, uliledlimab exhibited a superior and synergistic inhibitory effect on tumor growth compared to PD-(L)1 monotherapy.

Key Differentiators

Extracellular AMP can be generated from adenosine triphosphate (“ATP”), cyclic AMP, and nicotinamide adenine dinucleotide through separate biochemical pathways, all of which converge to CD73 as a rate-limiting enzyme to generate adenosine. Thus, the CD73 antibody may block adenosine generation more completely than other upstream targets in the adenosine pathway.

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The key advantages of uliledlimab when compared with other CD73 antibodies or small molecule inhibitors can be summarized as follows: (i) uliledlimab exhibits a typical dose-response curve without the “hook effect” to achieve the complete inhibition of both soluble and surface-bound CD73; and (ii) uliledlimab has a non-competitive inhibitory effect that is not blunted by high levels of CD73 enzyme substrates such as AMP, which may occur with small-molecule competitive blockers that target the AMP binding site on CD73. These pharmacological properties may translate into efficient target inhibition in tumors and superior anti-tumor activity, especially in an adenosine-rich micro-environment.

Summary of Clinical Data

In June 2023, the clinical results of Phase 1b/2 study (NCT04322006) evaluating uliledlimab in combination with toripalimab (TUOYI®) in patients with NSCLC were presented at the 2023 ASCO annual meeting. The data are part of a dose expansion portion of a Phase 1b/2 trial evaluating the safety and efficacy of the combination therapy and investigating the potential correlation between tumor CD73 expression and clinical response for patients with advanced cancer.

As of April 14, 2023, 70 patients had been enrolled in the Phase 1b/2 cohort of uliledlimab and PD-1 combination therapy for patients with Stage IV NSCLC who were ineligible for or refused chemotherapy. Early results from an ongoing Phase 2 trial of uliledlimab in combination with toripalimab, a PD-1 inhibitor, showed a favorable safety profile and an ORR of 63% (10/16) in patients whose tumors expressed higher levels of CD73 and had a PD-L1 tumor proportion score of >1% and an ORR of 53% (10/19) in patients whose tumors expressed higher levels of CD73 regardless of PD-L1 expression. In the overall population regardless of CD73 and PD-L1 expression, the ORR was 31% (21/67). Uliledlimab and PD-1 combination therapy showed a favorable safety profile comparable to checkpoint inhibitor monotherapy with uliledlimab well tolerated up to 45mg/kg Q3W. Most of the TRAEs observed in the ongoing Phase 2 trial were Grade 1 or 2 TRAEs.

To confirm this data, a randomized study is underway by our collaborator, TJBio Hangzhou in China, which will test the combination of uliledlimab in combination with toripalimab vs. monotherapy toripalimab vs. monotherapy pembrolizumab, all in a CD73 high selected first-line, mNSCLC population. This study will directly support the hypothesis that CD73 expression will predict response to uliledlimab and provide insight into the magnitude of benefit when uliledlimab is added to a checkpoint inhibitor.

Ophthalmology Asset - VIS-101: Best-in-class VEGF × Ang-2 bispecific for significant ophthalmology diseases with high unmet needs

Overview

VIS-101 is a novel VEGF × Ang-2 bsAb with the potential to emerge as a leading therapeutic option for multiple retinal indications that could lead to vision loss, including nAMD, diabetic macular edema and retinopathy (“DME/DR”), and retinal vein occlusion. According to Frost & Sullivan, the global market size of anti-VEGF therapies is estimated to reach US$29.8 billion by 2030. VIS-101 has strong IP protection covering the U.S., China, and other major global markets.

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Market Opportunities

VIS-101 is currently undergoing Phase 2 development for nAMD, a serious ophthalmic condition characterized by progressive deterioration and is among the primary causes of irreversible central vision loss in aging patients. It is estimated that approximately 1.5 million individuals in the United States and approximately four million individuals in the PRC are affected by nAMD. While the current standard of care predominantly involves anti-VEGF therapies, significant unmet medical needs remain. Notably, around 30% to 50% of patients exhibit an inadequate response to available treatments. In addition, patient adherence may be hindered by the requirement for frequent dosing, and some patients may experience a reduction in therapeutic response over time or insufficient treatment durability, which may collectively limit optimal clinical outcomes.

Mechanism of Action

VIS-101 is a novel bsAb designed to treat nAMD, DME/DR and other retinal indications that could lead to vision loss. In these conditions, excessive VEGF stimulates the growth of abnormal, fragile blood vessels beneath the macula that leak blood and fluid into the retina, leading to swelling and vision loss. Anti-VEGF therapies can improve vision by preventing the formation and leakage of these vessels. Another molecule, Ang-2, also contributes to vascular instability, leakage, and inflammation. By simultaneously blocking both VEGF and Ang-2, VIS-101 stabilizes retinal blood vessels, reduces fluid leakage and inflammation, and limits abnormal vessel growth. Through this dual inhibition, VIS-101 has the potential to provide therapeutic benefits for multiple retinal vascular diseases.

Summary of Clinical Development

VIS-101 has completed Phase 1 trials for nAMD and DME. In an ongoing randomized Phase 2 trial, twelve nAMD treatment-naïve patients and twelve patients previously treated with VEGF received 3 loading doses of VIS-101 (3mg and 6mg) via intravitreal injection. Interim analysis shows rapid vision improvement sustained for more than 16 weeks, suggesting better durability than the benchmark product. Final study results, including long-term (24+ week) durability data, are expected to become available in the fourth quarter of 2025. These clinical findings suggest VIS-101 has the potential to become a more potent, second- and best-in-class VEGF × Ang-2 agent with superior durability.

Clinical Development Plan

The final study results of VIS-101’s Phase 2 trial is expected to become available in the fourth quarter of 2025. Based on results from VIS-101’s Phase 2 trial, we expect to initiate a Phase 3 head-to-head

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comparison to Vabysmo study in the first quarter of 2026. We also expect randomized Phase 3 trial readouts in 2028.

Selected Preclinical Studies

VIS-101 is a novel bsAb targeting VEGF × Ang-2 that features twice the binding sites of the benchmark product, delivering superior binding and blocking activity. Based on its superior durability as compared to the benchmark product, VIS-101 has potential for rapid physician adoption.

In preclinical studies, VIS-101 demonstrated superior VEGF × Ang-2 inhibitory activity compared to the benchmark product, with 2- and 6-fold increases in binding activity for VEGF and Ang-2 and 2- and 16-fold increases in inhibitory activity.

In-license of VIS-101

On October 14, 2025, our Company entered into a Series A Preferred Stock Subscription Agreement (the “Series A Agreement”) with Visara, Inc., one of our subsidiaries (“Visara”) and a wholly owned subsidiary of our Company, which has subsequently become a company jointly owned by our Company and AffaMed Therapeutics (HK) Limited (“AffaMed”). Pursuant to the Series A Agreement, (i) our Company agreed to contribute cash in exchange for approximately 65% equity interest in Visara, (ii) AffaMed agreed to assign its rights and obligations under an Exclusive License Agreement, dated November 6, 2021 between AffaMed and AskGene Pharma, Inc. (“AskGene”) and other transaction agreement related to the rights to develop, commercialize and otherwise exploit VIS-101 and related products in all countries and territories worldwide except for Singapore, Thailand, Malaysia, Indonesia, Vietnam, the People’s Republic of China, Taiwan, Macau, Hong Kong, Korea, and India to Visara in exchange for approximately 30% equity interest in Visara, and (iii) the remaining 5% equity interest in Visara will be reserved for an employee share option plan of Visara (such transaction, the “Assignment”). In further consideration of the Assignment, Visara also agreed to make a one-time cash payment to AffaMed. For details, see “— Our Collaboration Arrangements.”

Visara is expected to be led by a world-renowned ophthalmologist with rich experience as entrepreneur and investor and a chief medical officer with extensive experience in global development of ophthalmology therapeutics.

OUR COLLABORATION ARRANGEMENTS

Collaboration Agreement with ABL Bio for Givastomig and Ragistomig

In July 2018, we entered into a collaboration agreement with ABL Bio, Inc. (298380.KQ, “ABL Bio”) (as amended from time to time, the “ABL Bio Collaboration Agreement”), where we and ABL Bio agree to jointly develop certain innovative bi-specific antibodies (“bsAbs”). Givastomig and ragistomig are currently the only two bsAbs being developed under the ABL Bio Collaboration Agreement. ABL Bio is a research-led biotechnology company and a pioneer in bispecific antibodies for immuno-oncology and neurodegenerative diseases. In September 2024, ABL Bio out-licensed the development and commercialization of givastomig in South Korea to HANDOK Inc. (002390.KS, “Handok”).

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We and ABL Bio have established a joint committee (the “JC”) comprised of an equal number of representatives from each party to facilitate and oversee the development of givastomig and ragistomig through preclinical and clinical stages, pursuant to the development plans agreed upon between the parties. For givastomig, we act as the Lead Party (as defined below) worldwide excluding South Korea and Greater China (“ROW”, which, for the avoidance of doubt, includes the United States). For ragistomig, ABL Bio acts as the Lead Party in the ROW. Under the ABL Bio Collaboration Agreement, the “Lead Party” has the right to (i) make decisions regarding a drug candidate’s development plans in the ROW, and (ii) make final decisions to enter into out-licensing agreements with respect to a drug candidate in any country in the ROW.

As of the Latest Practicable Date, the JC comprised four members, including two members each from us and ABL Bio. The JC shall, among other matters, (i) monitor progress under the development plans, review relevant data and share information on development progress with the parties, (ii) review and approve any proposed updates to the development plans, (iii) discuss and consult regarding any technical or scientific difficulties encountered, (iv) perform such other activities as the parties agree in writing shall be the responsibility of the JC, (v) decide which product to develop and commercialize, and (vi) review and approve amendments to development plans and budget. The JC will endeavor to make decisions by consensus, with each party collectively having one vote. If the JC cannot reach a unanimous agreement, either party may, by written notice to the other, have such matter referred to the chief executive officers of both parties for resolution. If the chief executive officers are unable to resolve such matter, the developing party(ies) with respect to givastomig or ragistomig in the ROW shall have the right to approve amendments to the clinical development plans for the relevant bsAb, and we are and expect to continue to be a developing party for givastomig in the ROW.

The table below summarizes the allocation of key rights and responsibilities in each jurisdiction for the two drug candidates as of the Latest Practicable Date:

	Givastomig	Ragistomig
Development Rights

As acknowledged between us and ABL Bio, we, as the Lead Party, have the right to make decisions regarding givastomig’s development plans in the ROW.

Handok has the exclusive development rights in South Korea. TJ Biopharma (Shanghai) Co., Ltd. (“TJBio SH”) has the exclusive development rights in Greater China. (1)

As acknowledged between us and ABL Bio, ABL Bio, as the Lead Party, has the right to make decisions regarding ragistomig’s development plans in the ROW.

ABL Bio has the exclusive development and commercialization rights in South Korea and Greater China.

Out-license Agreements	We, as the Lead Party, have the right to make final decisions to enter into out-licensing agreements with respect to givastomig in any country in the ROW.	ABL Bio, as the Lead Party, has the right to make final decisions to enter into out-licensing agreements with respect to ragistomig in any country in the ROW.

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	Givastomig	Ragistomig

Income Sharing

If an out-licensing agreement is executed in any country in the ROW, we and ABL Bio will each be entitled to 50% of the income derived from such agreement (including royalty and non-royalty income, such as milestone payments).

If a party (the “Opt-Out Party”) decides not to participate in the development of the bsAb(s) in the ROW and the other party (the “Opt-In Party”) executes an out-license agreement in the ROW, the percentage of income payable by the Opt-In Party to the Opt-Out Party will be reduced according to a formula specified in the ABL Bio Collaboration Agreement.

Development Cost-sharing	The parties agree to share the development costs of the drug assets equally, in accordance with the budget set forth in the development plans and the procedures stipulated in the ABL Bio Collaboration Agreement.

Commercialization Rights

As acknowledged between us and ABL Bio, we, as the Lead Party, will be the holder of BLA granted by the FDA or comparable marketing authorization in other jurisdictions for givastomig in the ROW.

Handok will have the exclusive commercialization rights in South Korea. TJBio SH will have the exclusive commercialization rights in Greater China.

As acknowledged between us and ABL Bio, ABL Bio, as the Lead Party, will be the holder of BLA granted by the FDA or comparable marketing authorization in other jurisdictions for ragistomig in the ROW.

ABL Bio will have the exclusive commercialization rights in South Korea and Greater China.

Intellectual Property Rights	Intellectual property rights related to any improvements to the bsAbs that are identified, discovered or made by or on behalf of either party or its affiliates during the term of the ABL Bio Collaboration Agreement (the “bsAb Improvements”) in the ROW shall be jointly and equally owned by us and ABL Bio.

Termination

The ABL Bio Collaboration Agreement shall continue until the fulfilment of the last payment obligation of either party to the other party, unless terminated earlier pursuant to the terms of the agreement.

Either party may terminate the ABL Bio Collaboration Agreement if (i) the other party is in material breach and fails to timely remedy such breach, (ii) the other party (or its affiliates) commences or participates in any action or proceeding challenging its patent rights, or (iii) in the event insurmountable technical difficulties and risk factors occurs and is not timely resolved despite all reasonable efforts.

Note:

(1)

In May 2024, I-Mab Biopharma US Limited (“I-Mab US”), our wholly owned subsidiary in the U.S., signed an amendment (the “May 2024 Amendment”) to the ABL Bio Collaboration Agreement with ABL Bio and TJBio SH, under which the parties agreed that (i) TJBio SH shall hold the right to develop, manufacture, and commercialize givastomig in Greater China, and (ii) I-Mab US shall assume and acquire all of TJBio SH’s other rights and obligations under the ABL Bio Collaboration Agreement to collaborate with ABL Bio to develop, manufacture, and commercialize givastomig and ragistomig. The May 2024 Amendment was executed as part of the restructuring arrangements between TJBio SH and in 2024, which provided that the parties would restructure their rights and obligations for givastomig and ragistomig, among other matters. For details, see “History, Development and Corporate Structure — Major Acquisitions, Disposals and Mergers — Divestment of Greater China Assets and Business.”

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Clinical Trial Collaboration Agreement with BMS for Givastomig and Nivolumab (OPDIVO®) Combination Therapy

In June 2024, we entered into a clinical trial collaboration and supply agreement with Bristol-Myers Squibb Company (NYSE: BMY, “BMS”) (the “BMS Collaboration Agreement”), where BMS agrees to grant us the license to use, and to manufacture and supply for use, nivolumab (OPDIVO®) in our Phase 1 trial to evaluate the combination of givastomig with nivolumab and chemotherapy (mFOLFOX6) as a potential first-line treatment for patients with advanced Claudin 18.2-positive gastric and esophageal cancers (the “Combined Therapy Study”). BMS is a leading global pharmaceutical company renowned for its focus on transformational medicines and robust clinical development capabilities.

Pursuant to the BMS Collaboration Agreement, we and BMS shall collaborate to conduct the Combined Therapy Study in accordance with a clinical trial protocol agreed to by both parties (the “Protocol”). We serve as the sponsor of the Combined Therapy Study and are solely responsible for overseeing and managing the day-to-day conduct of the Combined Therapy Study, which includes making operational decisions with respect to the Combined Therapy Study, as well as obtaining all regulatory approvals and other necessary clearances for the Combined Therapy Study. We are primarily responsible for conducting the Combined Therapy Study and analyzing the study data, in consultation with BMS. We shall be responsible for drafting any amendments to the Protocol and notifying BMS of any proposed substantive amendments to the Protocol, which shall be subject to the written agreement by both parties prior to taking effect.

BMS shall manufacture and supply sufficient amounts of nivolumab for the Combined Therapy Study at no charge to us. BMS has granted us a fully-paid-up, royalty-free license to use nivolumab worldwide (excluding Japan, South Korea and Taiwan) in research and development activities, solely to the extent necessary to conduct the Combined Therapy Study. Additionally, we and BMS have granted each other the relevant licenses to seek regulatory approval, and upon such approval, to market and promote the other party’s compound solely for use in the combined therapy. Each party bears its own costs incurred with respect to the Combined Therapy Study.

We and BMS have established a joint project team (the “JPT”) consisting of an equal number of members from each party for oversight and coordination of all clinical and regulatory activities under the BMS Collaboration Agreement. The JPT shall make decisions by consensus with the members of each party collectively having one vote. The JPT is responsible for coordinating all clinical and regulatory activities under the BMS Collaboration Agreement, including (i) providing a forum for communication regarding the Combined Therapy Study, (ii) coordinating review or approval of documents in relation to the Combined Therapy Study, (iii) coordinating the negotiation and execution of additional agreements between the parties as may be required, (iv) facilitating discussions on regulatory matters, (v) reviewing and approving any proposed amendments to the Protocol, and (vi) coordinating the initial disclosure of safety information.

Any matters that JPT members are unable to resolve by consensus shall be referred for resolution to the parties’ alliance managers, who are designated as the first points of contact in case of disagreement or dispute. In the event the matter is still not resolved after discussion among JPT members and the alliance managers, either party may refer to the executive officers of both companies for resolution. If the executive

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officers are unable to reach an agreement, we shall generally have the final decision-making authority with regard to Combined Therapy Study matters under the operational authority of Company.

We own and will continue to hold the IND for the Combined Therapy Study. We shall be responsible for (i) compiling, amending and filing all necessary regulatory documentation for the Combined Therapy Study, (ii) maintaining and acting as the sponsor of record for the Combined Therapy Study, and (iii) making all required submissions to the regulatory authorities. We, as the sponsor of record for the Combined Therapy Study, shall also (i) prepare all regulatory documentation for any BLA or NDA to the FDA and its foreign equivalent to be filed for a combined therapy arising from the Combined Therapy Study, and (ii) have the first right, but not the obligation, to file and maintain all such regulatory documentation for each regulatory authority for such BLA or NDA to be filed for givastomig for the therapy using the combination of givastomig with nivolumab and chemotherapy and all regulatory approvals related thereto.

We and BMS shall jointly own the inventions and patents arising out of the Combined Therapy Study, excluding inventions and patents that are solely related to givastomig or nivolumab as a single agent. We and BMS shall jointly own the data derived from Combined Therapy Study that does not solely relate to either givastomig or nivolumab as a single agent.

Unless otherwise terminated, the BMS Collaboration Agreement is effective until the completion and delivery to both parties of all case report forms, completion of the data analyses and all final clinical study reports contemplated by the Combined Therapy Study as described in the Protocol. In general, either party may terminate the BMS Collaboration Agreement upon written notice in the event of the other party’s uncured material breach or insolvency. In addition, either party has the right to terminate the agreement upon written notice if it is necessary to protect the subjects enrolled in the Combined Therapy Study due to the existence of a material safety issue. Each party shall indemnify the other party of all losses as a result of, among others, any injury to a subject in the Combined Therapy Study clinical trial to the extent caused by the development, use or manufacture of nivolumab (in which case BMS shall indemnify us) or givastomig (in which case we shall indemnify BMS).

Collaboration with AbbVie

In September 2020, we entered into a license and collaboration agreement with AbbVie for lemzoparlimab, an anti-CD47 monoclonal antibody, granting AbbVie global rights outside Greater China. Following an August 2022 amendment, AbbVie discontinued certain clinical studies and ultimately terminated the agreement in September 2023 based on strategic considerations, with the termination taking effect on November 20, 2023. See “Risk Factors—Risks Relating to Dependence on Third Parties – We have entered into collaborations and may form or seek collaborations or strategic alliances or enter into additional licensing arrangements in the future, and we may not realize the benefits of such alliances or licensing arrangements.”

In-license of VIS-101

To expand our pipeline beyond oncology and into the field of ophthalmology, we have licensed-in the rights to develop, commercialize and otherwise exploit VIS-101 (formerly known as AM712 or ASKG712)

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in all countries and territories worldwide except for Singapore, Thailand, Malaysia, Indonesia, Vietnam, the People’s Republic of China, Taiwan, Macau, Hong Kong, Korea, and India (the “Visara Territory”), through a series of transactions (the “VIS-101 Transaction”). To facilitate the VIS-101 Transaction, we established Visara, Inc., a Delaware corporation (“Visara”), initially as a wholly owned subsidiary of our Company, which has subsequently become a company jointly owned by our Company and AffaMed.

The Series A Preferred Stock Issuance and the Assignment of the Rights of VIS-101 in Visara Territory to Visara

On October 14, 2025, our Company entered into a Series A Preferred Stock Subscription Agreement (the “Series A Agreement”) with Visara and AffaMed. Pursuant to the Series A Agreement, (i) our Company agreed to contribute cash in exchange for approximately 65% equity interest in Visara, (ii) AffaMed agreed to assign its rights and obligations under an Exclusive License Agreement, dated November 6, 2021 between AffaMed and AskGene Pharma, Inc. (“AskGene”) (the “2021 License Agreement”) and other transaction agreement related to the rights to develop, commercialize and otherwise exploit VIS-101, its derivatives, other antibodies developed by AskGene that are capable of inhibiting both VEGF and Ang-2, and any product containing the above antibody in any form, and its improvements (the “Licensed Product”) in all countries and territories worldwide except for Singapore, Thailand, Malaysia, Indonesia, Vietnam, the People’s Republic of China, Taiwan, Macau, Hong Kong, Korea, and India (the “Visara Territory”) to Visara under an Assignment and Assumption Agreement that Visara entered into with AffaMed on October 14, 2025 (such transaction, the “Assignment”) in exchange for approximately 30% equity interest in Visara, and (iii) the remaining 5% equity interest in Visara will be reserved for an employee share option plan of Visara. In further consideration of the Assignment, Visara also agreed to make a one-time cash payment to AffaMed.

Upon the completion of the Assignment, Visara assumes the following rights and obligations under the 2021 License Agreement:

•	An exclusive, transferable license, with the right to sublicense, to develop, commercialize and otherwise exploit the Licensed Product in the Visara Territory from AskGene.

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Final decision-making authority with respect to any matter (i) relating to the approval of a global development plan for clinical trials that include clinical sites or study subjects in at least one country or jurisdiction within the Visara Territory and at least one country or jurisdiction with the rest of the world other than the Visara Territory, and (ii) relating solely to development activities in the Visara Territory, provided that there is not a reasonable likelihood that any such development activities could have a material safety impact in the rest of the world other than the Visara Territory.

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Make development and sales milestone payments to AskGene of potentially up to an aggregate of over US$450.0 million tied to specific achievements, such as initiation of clinical trials, first commercial sales of specific indications in specific jurisdictions, and the aggregate net sales of Licensed Products in the Visara Territory exceeding certain amounts.

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•

Upon commercialization, pay to AskGene tiered royalties of high-single-digit to low-double-digit percentages on annual net sales of the Licensed Product in the Visara Territory, subject to certain adjustments. Visara has agreed to pay royalties until the later of the expiration of the last valid claim of the patents covering the Licensed Product and ten years from the first commercial sale of the Licensed Product, subject to certain adjustments, on a Licensed Product-by-Licensed Product and country-by-country basis in the Visara Territory.

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Unless terminated earlier, the 2021 License Agreement will expire on a Licensed Product-by-Licensed Product and country-by-country basis at the end of the applicable royalty terms. In addition, Visara will have the right for any or no reason to terminate the 2021 License Agreement in its entirety upon 90 days’ prior written notice to AskGene and each party have the right to terminate the 2021 License Agreement for material breach or insolvency.

The In-License and Subsequent Assignment of VIS-101 in Certain Territory to Everest

On October 15, 2025, Visara entered into an Exclusive License Agreement (the “2025 License Agreement”) with AskGene, pursuant to which AskGene grants Visara an exclusive, royalty bearing license, with the right to sublicense, to develop, commercialize and otherwise exploit the Licensed Product (including VIS-101) in Singapore, Thailand, Malaysia, Indonesia, Vietnam, the People’s Republic of China, Taiwan, Macau, Hong Kong, Korea, and India (the “Everest Territory”).

On October 28, 2025, Visara entered into an Assignment and Assumption Agreement (the “Assignment and Assumption Agreement”) with Everest Medicines (Singapore) Pte. Ltd. (“Everest”), a subsidiary of Everest Medicine, pursuant to which Visara assigns all of its rights and obligations under the 2025 License Agreement to Everest. Upon this assignment, Everest assumes the rights and obligations of Visara under the 2025 License Agreement, including the exclusive, royalty bearing license to develop, commercialize and otherwise exploit VIS-101 in the Everest Territory. In the event that Visara pays AskGene any upfront payment and/or out-of-pocket expenses under the 2025 License Agreement, Everest will reimburse Visara for all such amounts within 30 days after the effective date of the Assignment and Assumption Agreement.

The reason Visara initially in-licensed the rights to VIS-101 in the Everest Territory and then assigned those rights to Everest is that Visara intended to concentrate on developing and commercializing VIS-101 in the Visara Territory and collaborate with a partner that has demonstrated late-stage development and commercialization capabilities in the Everest Territory. This collaborative relationship for the global development of VIS-101 allows Visara to proceed with global multi-center clinical trials of VIS-101 with optimized clinical development efficiency.

RESEARCH AND DEVELOPMENT

Pursuant to our strategic focus on creating value through clinical PoC, we have built an in-house R&D team comprising of highly qualified professionals with advanced scientific and medical degrees and extensive experience in drug development. We also partner with contract research organizations (“CROs”) from time to time to support our clinical trials and drug development.

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In-house R&D Team

As of the Latest Practicable Date, of the 17 members of our R&D team, eight held doctorate degrees. Our R&D team has extensive drug development experience, covering the fields of pharmacology, medicine, and biology. Our clinical operations function within the R&D team comprised seven members as of the Latest Practicable Date.

We have established a designated research and development committee under the board of directors, comprising Dr. Robert Lenz, Dr. Sean Cao, and Dr. Xi-Yong (Sean) Fu, to ensure our R&D activities are guided by rigorous scientific insight and strategic foresight. We also meet with our scientific advisory board, comprising of world-class scientists, on an ongoing basis, to gain insights and inputs into our development plan. The following table sets forth the identities, positions, and expertise of our core R&D personnel as of the Latest Practicable Date and their involvement and contributions to the R&D activities, including with regard to our Core Product, up to the same date.

Identity	Position	Expertise	Involvement and contributions to the R&D activities, including with regard to our Core Product	Date of joining

Dr. Phillip Dennis	Chief Medical Officer	Over 10 years’ experience in clinical development and 20 years of academic experience	Strategizing and executing our clinical development	June 2024

Dr. Claire Xu	Senior Vice President, Clinical Development	Over 10 years’ experience in clinical development	Leading our clinical research, clinical operations and program management	January 2018

Dr. Peter Sabbatini	Senior Director, Clinical Biomarkers	Over 10 years’ experience in biomaker-related research and development	Leading our biomarker strategy and implementation in support of clinical development programs	October 2021

Dr. Xuejun Liu	Executive Director, Translational Medicine	Over 10 years’ experience in translational science	Leading and directing our translational medicine initiatives, bridging preclinical research and clinical development to support rational	April 2021

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Identity	Position	Expertise	Involvement and contributions to the R&D activities, including with regard to our Core Product	Date of joining
drug development strategies

Ms. Elizabeth Lindner	Executive Director, Clinical Operations	Over 10 years’ experience in clinical operations	Managing the Group’s clinical trial operations, including clinical site management, vendor coordination, enrollment execution and operational planning across all phases of development	July 2018

As a global biotechnology platform dedicated to bringing paradigm-shifting innovative treatments, we have established an international infrastructure and industry-leading capabilities to position ourselves as a unique value creating platform to deliver innovation from the Asia biopharma ecosystem to the global patients. For example, we are building up local R&D capabilities through establishing operation and strategic partnership in China. We have partnered with leading GI oncologists in Asia to support givastomig’s U.S. and global development pathways, including Professor Lin Shen, who serves as one of givastomig’s lead investigators and plays an essential role in its clinical development and engagement with regulatory authorities in China. She will also serve as a scientific advisor for regulatory strategy, clinical development, and progression from early-stage to global drug development, leveraging her extensive industry network.

R&D Process

We have established a robust in-house R&D system that defines procedures for key aspects of the drug development process. Our approaches to key steps of the R&D process are set forth below.

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Selection and validation of preclinical targets. Under our platform company business model, we focus on identifying and sourcing early stage innovative drugs (IND-enabling through early clinical phases) that have clinical and commercial differentiations on a global basis. We strive to conduct fast and efficient translational clinical development of the assets to get to clinical proof-of-concept of the assets.

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Clinical development. Our protocol design process is guided by a well-established management system that emphasizes collaboration and transparency. Our clinical trial protocols are formulated through dedicated design meetings that incorporate input across departments, supported by an externally engaged medical writer. Regular cross-functional and clinical development meetings are held to review ongoing studies, discuss potential future studies, and

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assess the competitive landscape. We have maintained close relationship and active engagement with trial sites and principal investigators to effectively manage our clinical development programs. Our clinical operations have demonstrated strong efficiency, particularly in patient recruitment. In our Part 2A of the Phase 1b combination dose expansion study for givastomig in gastric cancer patients, for example, we have achieved an enrollment rate of 0.8 patients per site per month, which substantially outperforms the average rate of 0.4 in the United States, according to Frost & Sullivan. In addition, we are building up local clinical development capabilities through establishing operation and strategic partnership in China.

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Chemistry, manufacturing and controls (“CMC”) and quality management. Our CMC function is primarily carried out through collaborations with specialized CROs and contract development and manufacturing organization (“CDMOs”), while we actively maintain internal oversight through subject matter experts under the direction of the project management function and supported by our R&D leadership team, with additional input from external consultants as necessary. We have established a robust risk-based quality control system and conduct regular assessment and review for our partners. See “— Manufacturing and Quality Control.”

Relationship with CROs

In addition to our in-house R&D activities, we also collaborate with reputable CROs to manage, conduct, and support our clinical development, in line with industry practice. We select our CROs by considering various factors, including their professional qualifications, relevant research experience, service quality and efficiency, industry reputation, and pricing competitiveness.

We supervise the performances of our partner CROs, and we are committed to ensure they comply with good clinical practice, good laboratory practice, and other applicable regulatory regulations.

Key terms of our agreements that we typically enter into with our CROs are set forth below.

•	Services. The CRO provides us with ancillary services in the course of our preclinical studies and clinical trials, such as providing clinical support, record keeping, and report preparation.

•	Term. The CRO is required to perform its services within the prescribed time limit set out in each work order, usually on a project basis.

•	Payments. We are required to make payments to the CROs in accordance with a payment schedule agreed by the parties.

•	Intellectual property rights. We generally own the intellectual property rights arising from the projects conducted by the CROs within the stipulated work scope.

MANUFACTURING AND QUALITY CONTROL

In line with our focus on value creation through the prioritization of early-stage innovative drugs, we strategically outsource the manufacturing of drug candidates used in our clinical trials and R&D activities to reputable CDMOs, which have established track records for both clinical trial material supply and commercial material supply. We actively maintain internal oversight through subject matter experts under

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the direction of the project management function and supported by our R&D leadership team, with additional input from external consultants as necessary. For contingency planning purposes, we have also established relationships with other CDMOs on a project-by-project basis. We expect to continue our relationships with contract manufacturers to meet the ongoing needs for the development of our drug candidates. We also monitor the manufacturing activities of clinical trial material at CDMOs to ensure compliance with local and international current good manufacturing practice (“cGMP”) and applicable regulations. Currently, our contract manufacturers obtain raw materials and supplies for the manufacturing activities from multiple suppliers who we believe have sufficient capacity to meet our demands. We typically order materials and services on a purchase order basis.

Key terms of our agreements that we typically enter into with our CDMOs are set forth below.

•	Services. The CDMOs provide us with manufacturing services according to the types of deliverables, specifications, location, unit price, volume, and requested delivery date specified by us.

•	Quality control and inspections. We are entitled to conduct on-site audits and regular inspections to ensure compliance of our CDMOs with the relevant and regulatory requirements.

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Payments. We are required to make payments to the CDMOs in accordance with the payments schedule set forth in the agreement, which is typically linked to the stages of the manufacturing process and the deliverables we receive.

•	Intellectual property rights. We own all intellectual property rights relating to our products arising from the outsourced manufacturing processes.

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Remedies for non-conforming products. We are entitled to remedies for products that fail to conform to our specifications. The CDMOs are required to replace the non-conforming products and compensate us for any direct losses due to the delay.

Our vendors and suppliers are qualified on a risk-based approach. High-risk vendors are assessed every 2 years (plus or minus six months) with an on-site visit or virtual audit. The scope of the audit includes a review of their quality management systems, computer system compliance with applicable regulations, and specific process related to the services they will provide to us. For medium-risk vendors, the assessment occurs every three years (plus or minus six months), with either a virtual audit or a questionnaire, and for low-risk vendors an assessment every four years (plus or minus six months) is taken. Records generated during those years for work commissioned by us are requested and reviewed to ensure compliance. As part of our processes, we completed three-year review of quality agreements with all of our CDMOs and CROs. In agreement with our vendors and suppliers, all critical and major deviations, out-of-specifications, corrective action plans, and complaints are shared for re-review and approval on a routine basis. Internally, we monitor any major or critical events related to our vendors and suppliers and our quality assurance specialist is part of any quality issues raised.

SUPPLIERS AND PROCUREMENT

During the Track Record Period, our major suppliers from continuing operations primarily included CROs and CDMOs. We have maintained stable business relationships with our major suppliers. During the

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Track Record Period, we did not experience any material disputes with our suppliers, difficulties in the procurement of raw materials or services, disruptions to our operations due to a shortage of or delay in supply of raw materials or services, or significant fluctuations in raw material and/or service prices.

For the years ended December 31, 2023 and 2024 and the six months ended June 30, 2025, our purchases from our five largest suppliers from continuing operations in each year/period amounted to US$6.6 million, US$17.1 million and US$5.2 million, respectively, accounting for 31.8%, 44.9% and 51.4% of our total purchases for the corresponding year/period, respectively. Our purchases from our largest supplier from continuing operations in each year/period accounted for 11.5%, 30.9% and 21.7% of our total purchases for the corresponding year/period, respectively. The following table summarizes information about our five largest suppliers from continuing operations and our purchases from them during each year/period of the Track Record Period:

For the year ended December 31, 2023

Supplier	Background	Products/services purchased	Commencement of business relationships	Payment terms	Purchase amount	% of total purchases
					(US$ in thousands)
Supplier A	Founded in 1978, a global life sciences company that provides clinical laboratory and drug development services incorporated in the US	Clinical trial services	2019	Net 30	2,401.9	11.5%

Supplier B	Founded in 2008, a provider of payment processes for clinical trials and research sites incorporated in the US	Clinical trial services	2020	Due upon receipt	1,384.5	6.6%

Supplier C	A global provider of investment banking, securities, and financial advisory services to institutional and corporate clients across	Financial services consulting	2023	Net 30	1,000.0	4.8%

Supplier D	A US property owner	Laboratory lease	2021	Due upon receipt	958.2	4.6%

Supplier E	A clinical trial subject recruiting service provider in China	Clinical trial services	2018	Due upon receipt	899.8	4.3%

Total					6,644.4	31.8%

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For the year ended December 31, 2024

Supplier	Background	Products/services purchased	Commencement of business relationships	Payment terms	Purchase amount	% of total purchases
					(US$ in thousands)
Supplier F	A global law firm	Legal services	2024	Due upon receipt	11,789.1	30.9%

Supplier B	Founded in 2008, a provider of payment processes for clinical trials and research sites incorporated in the US	Clinical trial services	2020	Due upon receipt	1,560.9	4.1%

Supplier G	Founded in 2019, a biotech company incorporated in China	Clinical trial services and corporate transition services	2024	Net 45	1,358.8	3.6%

Supplier H	A US financial consulting firm founded in 2001	Accounting and finance services	2023	Net 30	1,311.9	3.4%

Supplier I	A full service US CRO founded in 1998	Clinical trial services	2023	Due upon receipt	1,111.1	2.9%

Total					17,131.9	44.9%

For the six months ended June 30, 2025

Supplier	Background	Products/services purchased	Commencement of business relationships	Payment terms	Purchase amount	% of total purchases
					(US$ in thousands)
Supplier B	Founded in 2008, a provider of payment processes for clinical trials and research sites incorporated in the US	Clinical trial services	2020	Due upon receipt	2,202.1	21.7%

Supplier H	A US financial consulting firm founded in 2001	Accounting and finance services	2024	Net 30	1,071.5	10.6%

Supplier J	Founded in 2010, a global contract research, development and manufacturing organization (CRDMO) incorporated in Hong Kong	Manufacturing services	2024	Net 30	816.5	8.0%

Supplier F	A global law firm	Legal services	2025	Due upon receipt	654.8	6.5%

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Supplier	Background	Products/services purchased	Commencement of business relationships	Payment terms	Purchase amount	% of total purchases
					(US$ in thousands)

Supplier K	A global law firm	Legal services	2024	Due upon receipt	477.4	4.7%

Total					5,222.3	51.4%

During the Track Record Period, we procured certain clinical trial services and transition services from Supplier G, whose subsidiary was divested from us in 2024 along with our Greater China assets and business operations. Supplier G is controlled by a former Director of the Company who resigned in February 2024. These transactions were negotiated and entered into at arm’s length.

Save for Supplier G, all of our five largest suppliers in each year/period during the Track Record Period are Independent Third Parties. None of our Directors or any Shareholders who, to the knowledge of our Directors, owns more than 5% of our issued share capital immediately following completion of the [REDACTED], nor any of their respective associates had any interest in any of our five largest suppliers in each year/period during the Track Record Period.

COMMERCIALIZATION AND BUSINESS DEVELOPMENT

We believe the clinical PoC is the most value-creating event along the R&D process and provides abundant value-inflection opportunities. We prioritize assets with clear regulatory pathways to PoC, focusing on early-stage innovative drugs with global differentiation potential. We conduct efficient translational clinical development in China to rapidly achieve PoC of the assets, after which we have the flexibility to either partner with global strategic companies or independently fund later-stage clinical development.

Our deep relationships with our strategic founding investor, CBC Group, as well as our broader investor base, position us to access and capture such opportunities during the boom of Asia biopharma innovations. CBC Group offers us exceptional industry connections through their extensive healthcare ecosystem across therapeutic areas, leveraging their proven track record in executing business development deals with global partners and their validated blueprint for accelerating the growth of healthcare companies.

INTELLECTUAL PROPERTY

Our success will depend significantly on our ability to obtain and maintain patent and other proprietary protection for our drug candidates and other commercially important products, technologies, inventions, and know-how, as well as on our ability to defend and enforce our patents including any patent that we have or may issue from our patent applications, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and proprietary rights of other parties.

As of the Latest Practicable Date, our patent portfolio consists of (i) 71 issued patents, including four issued in the United States, two issued in Korea and 65 issued in other jurisdictions; and (ii) 77 pending

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patent applications, including four Patent Cooperation Treaty (“PCT”) patent applications, 12 U.S. patent applications, and 61 patent applications in other jurisdictions. Our owned patents and patent applications primarily relate to the drug candidates in our pipeline.

As of the Latest Practicable Date, with respect to our Core Product, givastomig, we owned one issued patents in the United States, seven issued patents in other jurisdictions, and also had 39 patent applications. Among the patent applications, nine are pending in the United States, three pending PCT patent applications (two of which are co-owned with ABL Bio with two entered national phases including in Europe, the United States, and additional jurisdictions), and 27 in other jurisdictions. We expect that any patent that may issue under these applications will expire between 2040 and 2043, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers. These patents and patent applications owned or co-owned cover material aspects of our Core Product.

The following table summarizes the details of the material granted patents and patent applications in connection with our Core Product. See “Appendix IV — Statutory and General Information — B. Further Information about Our Business — 2. Intellectual Property Rights — (b) Patents.”

Product	Titlemark	Status	Category	Jurisdiction	Patent holder/applicant	Application date	Date of grant	Expiration date
Givastomig	Anti-Claudin 18.2 and Anti-4-1BB Bispecific Antibodies and Uses Thereof	Granted	Invention	Australia, China, Colombia, Japan, Korea, Malaysia, Singapore, United States	I-MAB Biopharma US Limited	8/12/2020	Australia: 1/30/2025; China: 6/4/2024; Colombia: 9/23/2024; Japan: 1/9/2024; Korea: 11/12/2024; Malaysia: 2/27/2025; Singapore: 1/15/2025; United States: 3/1/2022	8/12/2040

		Pending	Invention	Brazil, Canada, Chile, Eurasian Patent Office, EPO, Indonesia, Israel, India, Mexico, New Zealand, Peru, Philippines, Ukraine, South Africa, Canada, Malaysia, United States, Japan	I-MAB Biopharma US Limited	8/12/2020	—	—

Givastomig	Methods of Treating Solid Tumors Using Bi-Specific Antibodies	Pending	Invention	United States, PCT	I-MAB Biopharma US Limited	9/11/2025	—	—

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Product	Titlemark	Status	Category	Jurisdiction	Patent holder/applicant	Application date	Date of grant	Expiration date

Givastomig	A Method of Treating Solid Tumor	Pending	Invention	Australia, Brazil, Canada, China, EPO, Japan, Korea, Mexico, New Zealand, Singapore, United States	I-MAB Biopharma US Limited	5/22/2023	—	—

Givastomig	Combination of Anti-Claudin 18.2/Anti-4-1BB Antibodies and a Second Therapeutic Agent in the Treatment of Cancer	Pending	Invention	Patent Cooperation Treaty	I-MAB Biopharma Co., Ltd.; TJ BIOPHARMA (SHANGHAI) CO., LTD.	9/27/2023	—	—

Givastomig	Methods of Treating Claudin-18.2-Low Gastric Cancer with Anti-Claudin 18.2 and Anti-4-1BB Bispecific Antibodies in Combination with Chemotherapy	Pending	Invention	United States	I-MAB Biopharma US Limited	9/8/2025	—	—

Givastomig	Methods of Treating Pancreatic Ductal Adenocarcinoma With Anti-Claudin 18.2 And Anti-4-1BB Bispecific Antibodies in Combination with Chemotherapy	Pending	Invention	United States	I-MAB Biopharma US Limited	9/8/2025	—	—

Givastomig	Methods of Treating Biliary Tract Cancer With Anti-Claudin 18.2 And Anti-4-1BB Bispecific Antibodies and Additional Therapeutic Agents	Pending	Invention	United States	I-MAB Biopharma US Limited	9/8/2025	—	—

Givastomig	Neoadjuvant Therapy for Gastric Cancer	Pending	Invention	United States	I-MAB Biopharma US Limited	9/8/2025	—	—

Givastomig	Neoadjuvant Therapy for Pancreatic Cancer	Pending	Invention	United States	I-MAB Biopharma US Limited	9/8/2025	—	—

In addition to patents, we rely upon unpatented trade secrets and know-how as well as continuing technological innovation to develop and maintain our competitive position. However, trade secrets and

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know-how can be difficult to protect. We seek to protect our proprietary information, in part, by executing confidentiality agreements with our partners, collaborators, scientific advisors, employees, consultants, and other third parties, and invention assignment agreements with our consultants and employees. We have also executed agreements requiring assignment of inventions with selected scientific advisors and collaborators. The confidentiality agreements are designed to protect our proprietary information, and the agreements or clauses assigning inventions to us are designed to grant us ownership of technologies that are developed through our relationship with the respective counterparty. We cannot guarantee that we have entered into such agreements with every party that may have or have had access to our trade secrets or proprietary technology and processes or that these agreements will afford us adequate protection of our intellectual property and proprietary information rights. If any of the partners, collaborators, scientific advisors, employees, or consultants who are parties to these agreements breaches or violates the terms of any of these agreements or otherwise discloses our proprietary information, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets as a result.

As of the Latest Practicable Date, we had 22 registered trademarks and applications and one domain name across various jurisdictions including the U.S. and the PRC that are material to our business. See “Appendix IV — Statutory and General Information — B. Further Information about Our Business — 2. Intellectual Property Rights — (a) Trademarks.” and “Appendix IV — Statutory and General Information — B. Further Information about Our Business — 2. Intellectual Property Rights — (c) Domain Names.”

We have entered into collaboration agreements with our business partners, through which we may grant access to our own intellectual property or gain access to the intellectual property of others. For more details on patent ownership arrangements under collaboration agreements, see “— Our Collaboration Arrangements.”

We engaged Morgan, Lewis & Bockius LLP to conduct certain freedom-to-operate searches and analysis in the United States in relation to our Core Product, givastomig. Our Directors confirm that no U.S. granted patent claims were identified that would be infringed by the making, use, or sale of givastomig.

CUSTOMERS

During the Track Record Period, our revenue was primarily generated from licensing and collaboration arrangements, primarily through granting licenses to use and otherwise exploiting certain of our intellectual properties in connection with our drug candidates. We did not generate any revenue for the year ended December 31, 2024 and the six months ended June 30, 2024 and 2025. For the year ended December 31, 2023, our revenue was US$0.6 million, recognized in connection with the strategic collaboration with AbbVie.

CYBERSECURITY AND DATA PROTECTION

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

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We are committed to safeguarding our systems and data. Our approach to managing internal and external cybersecurity risks and safeguarding sensitive data is multi-faceted, involving technological safeguards, procedural protocols, a rigorous program of surveillance on our corporate network, continuous testing of aspects of our security posture internally and with third-party consultants or collaborators, a solid incident response framework, and regular cybersecurity training sessions for our employees. Our IT department is actively engaged in continuous monitoring of the performance of our infrastructure to ensure prompt identification and response to potential issues, including potential cybersecurity threats. We use third-party service providers including professional services firms, cybersecurity consultants, and cybersecurity software providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats.

As of the Latest Practicable Date, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our Nominating and Corporate Governance Committee of our board of directors is responsible for overseeing our cybersecurity risk management and is informed on risks from cybersecurity threats. The Nominating and Corporate Governance Committee shall review, approve, and maintain oversight of the disclosure (i) on material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in our periodic reports.

On the management level, our Chief Executive Officer and Chief Financial Officer, collectively referred to as the Cybersecurity Risk Management Officers, are responsible for assessing, identifying, and managing material risks from cybersecurity threats to us and monitoring the prevention, detection, mitigation, and remediation of material cybersecurity incidents. Our Cybersecurity Risk Management Officers report to our Nominating and Corporate Governance Committee (i) periodically regarding their assessment, identification, and management on material risks from cybersecurity threats in the ordinary course of our business operations and (ii) on disclosure concerning material cybersecurity incidents (if any).

If a cybersecurity incident occurs, our Cybersecurity Risk Management Officers will promptly organize relevant personnel for internal assessment and, depending on the situation, seek the opinions of external experts and legal advisors. If it is determined that the incident could potentially be a material cybersecurity event, our Cybersecurity Risk Management Officers will promptly report the incident and relevant assessment results to our Nominating and Corporate Governance Committee, who will decide on the relevant response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, our Cybersecurity Risk Management Officers shall promptly prepare disclosure materials for review and approval by our Nominating and Corporate Governance Committee before it is disseminated to the public.

COMPETITION

Our industry is highly competitive and subject to rapid and significant change. While we believe that our R&D and business development capabilities provide us with competitive advantages, we face

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competition from global biopharmaceutical companies, including specialty pharmaceutical companies, generic drug companies, biologics drug companies, academic institutions, government agencies, and research institutions.

For our pipeline of drug candidates, we expect to face competition from a broad range of global and local pharmaceutical companies. Many of our competitors have significantly greater financial, technical, and human resources than we have, and mergers and acquisitions in the biopharmaceutical industry may result in even more resources being concentrated among a smaller number of our competitors. Our commercial opportunity could be reduced or eliminated if our competitors develop or market products or other novel therapies that are more effective, safer, or less costly than our current or future drug candidates or obtain regulatory approval for their products more rapidly than we may obtain approval for our drug candidates.

EMPLOYEES

We are a well-staffed company with experienced management and industry veterans and leaders. We have assembled experienced and ambitious management team, combining strategic vision from Chairman Mr. Wei Fu, who brings deep financial and executive expertise, with operational excellence from CEO Dr. Xi-Yong (Sean) Fu, who contributes over 20 years of biopharmaceutical experience spanning global R&D, business development, and operational management. Dr. Phillip Dennis, our CMO, adds oncology expertise from his distinguished pharmaceutical and academic career. Together with our broader team, this leadership drives our capabilities in capital raising, pipeline advancement, and clinical development.

As of the Latest Practicable Date, we had 25 full-time employees. The following table sets forth the number of our employees categorized by function as of the Latest Practicable Date:

Function	Number of employees by function	% of total
Research and development	17	65.4%
Business	8	34.6%

Total	25	100.0%

We recruit our employees primarily through recruitment websites, recruiters, internal referrals, and job fairs. A considerable portion of employees hired in 2024 came through internal referrals. Of the 25 employees, 16 held a master’s degree or above. In particular, eight of the 17 members of our R&D team held doctorate degrees. Our R&D team has extensive drug development experience, covering the fields of pharmacology, medicine, and biology. We recruit our employees based on their qualification and potential. We prohibit any form of discrimination (including employment, career development, salary, and benefits) on the basis of an employees’ gender, race, age, physical condition, sexual orientation, marital status, or disability, so as to ensure a diverse and fair corporate culture.

We believe we offer competitive salaries, benefits, and additional incentives to our employees. Employee compensation and benefits include position-specific salary, bonus and allowance, statutory insurance, statutory holidays, benefits and vacations, as well as a series of internal morale boosting incentive programs. We work to reward employees for exceptional performance.

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We provide new hire training to our employees and periodic on-the-job training to enhance the skills and knowledge of our employees. We invest in employees’ career development and provide them opportunities to keep updating their skills and knowledge. Our training system includes induction training for new employees, training on general knowledge, professional skills training, and leadership training, among which, leadership training focuses on improving employees’ knowledge and ability in compliance management, drug quality control, business audit, and financial standard procedures. We encourage our employees to develop various training courses, and grade the content setting, applicability, practicability, and lecturer quality of the courses, to continuously improve them through collecting and addressing feedback. As of the Latest Practicable Date, we have not established a labor union. We have not experienced any material labor disputes or strikes that may have a material and adverse effect on our business, financial condition or results of operations.

We enter into standard confidentiality agreements with all of our key management and research staff. The contracts with our key personnel typically include a standard non-compete agreement that prohibits the employee from competing with us, directly or indirectly, during their employment and for two years after the termination of their employment. The contracts also typically include undertakings regarding assignment of innovations and discoveries made during the course of their employment.

INSURANCE

We maintain insurance policies that we consider to be in line with market practice and adequate for our business. We carry liability insurance covering our clinical trials. See also “Risk Factors — Risks Relating to Our Operations — We have limited insurance coverage, and any claims beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.”

SOCIAL, HEALTH, WORK SAFETY AND ENVIRONMENTAL MATTERS

Governance and Compliance on ESG Matters

We fully recognize the importance of social, health, work safety and environmental management in achieving value creation. We have established an environmental, social and governance (“ESG”) committee. The committee consists of one independent director and one director, Mr. Chun Kwok Alan Au and Dr. Xi-Yong (Sean) Fu, respectively. Mr. Chun Kwok Alan Au chairs the committee. As the oversight body for our ESG practices, the committee is responsible for supervising our ESG strategies, policies, long-term sustainability objectives and risks.

We have implemented an Environmental Health & Safety (“EHS”) Policy, and employees are covered under this policy, as well as general workplace procedures and comply with applicable U.S. federal and state requirements. With the current state of business operations, we have no significant environmental impact due to no large-scale manufacturing operations. We abide by local laws and regulations on environmental protection and only discharge a small amount of wastewater after proper treatment. We also provided employee training, set up standard operation procedures and contingency plans for potential accidents of environment, health and safety.

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Environmental Protection

We strive to ensure our value-creation strategy is carried out in an environmentally friendly manner. As of the Latest Practicable Date, the principal energy and resource requirements for our operations are municipal electricity and domestic water. We manage our resource consumption for regular equipment maintenance, consumption monitoring, and employee training on conservation practices. These measures are integral to our efforts to operate efficiently and minimize our environmental impact. We have also established specific objectives to reduce our environmental footprint and are implementing comprehensive initiatives designed to achieve these targets.

PROPERTIES

As of the Latest Practicable Date, we lease and occupy approximately 8,006 square feet office space in Rockville, Maryland, as our headquarters. In addition, we also lease approximately: (a) 2,153 square feet of office space in Short Hills, New Jersey; (b) 11,634 square feet of laboratory space in San Diego, California, with respect to which we have also entered a sublease; (c) 44 square meter of office space in Tianjin, China; and (d) three workstations and community amenities in Needham, Massachusetts.

LICENSES, PERMITS AND APPROVALS

During the Track Record Period and up to the Latest Practicable Date, we had obtained all requisite licenses, permits, and approvals from the relevant government authorities that are material for our business operations.

LEGAL PROCEEDING AND COMPLIANCE

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Regardless of the outcome, litigation or arbitration can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. As of the Latest Practicable Date, we are not subject to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows.

On January 31, 2024, Ningbo Yanyuan Yaoshang Industry Finance Equity Investment Partnership (Limited Partnership), or Yanyuan Yaoshang, Ningbo Yanchuang Yaoshang Yangming Entrepreneurship Investment Partnership (Limited Partnership), or Yanyuan Yangming, Jiangsu Yanyuan Eastern Entrepreneurship Equity Investment Partnership (Limited Partnership), or Yanyuan Eastern, Ningbo Rongshun Yanyuan Entrepreneurship Equity Investment Partnership (Limited Partnership), or Rongshun Yanyuan, and Ningbo Yanyuan Innovation Entrepreneurship Equity Investment Partnership (Limited Partnership), or Yanyuan Innovation, (collectively “Claimants”), as shareholders of TJBio Hangzhou, commenced arbitration against I-Mab Hong Kong before China International Economic and Trade Arbitration Commission Zhejiang Sub-Commission. The Claimants seek the following relief: (1) an order

BUSINESS

that I-Mab Hong Kong pays Yanyuan Yaoshang the equity transfer payment and premium in total amount of US$2.67 million as of January 29, 2024; (2) an order that I-Mab Hong Kong pays Yanyuan Yangming the equity transfer payment and premium in total amount of US$4.27 million as of January 29, 2024; (3) an order that I-Mab Hong Kong pays Yanyuan Eastern the equity transfer payment and premium in total amount of US$3.74 million as of January 29, 2024; (4) an order that I-Mab Hong Kong pays Rongshun Yanyuan the equity transfer payment and premium in total amount of US$3.34 million as of January 29, 2024; (5) an order that I-Mab Hong Kong pays Yanyuan Innovation the equity transfer payment and premium in total amount of US$3.34 million as of January 29, 2024; (6) an order that I-Mab Hong Kong pays all arbitration fees and property preservation fees incurred by the Claimants. As of June 30, 2024, we reached a settlement and paid the RMB equivalent of US$17.3 million to the Claimants from funds previously placed into escrow and completed the equity transfer thereafter.

On March 1, 2022, we filed a complaint in the United States District Court for the District of Delaware, naming Inhibrx, Inc. (“Inhibrx”) and Dr. Brendan Eckelman as defendants (together “the Defendants”). This trial was related to the litigation against the Defendants’ alleged misappropriation of our preclinical and clinical trade secret data, allegedly obtained by Dr. Eckelman while acting as an expert witness for Tracon. We sought damages in the form of a lump sum reasonable royalty, along with exemplary damages for Defendants’ willful and malicious misappropriation. The judge bifurcated for a later bench trial our claims related to Defendants’ misappropriation of its business trade secret information. On November 1, 2024, a federal jury in the United States District Court for the District of Delaware found in favor of the Defendants in this bifurcated trial relating to a portion of our trade secret information.

Regardless of the outcome, litigation or arbitration can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable.

RISK MANAGEMENT AND INTERNAL CONTROL

Risk Management

We are exposed to various risks in our business operations, and we believe that risk management is important to our success. For more details, see “Risk Factors — Risks Relating to Our Operations.” Our Directors oversee and manage the overall risks associated with our operations. We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system. For more details, see “— Cybersecurity and Data Protection.”

Internal Control

Our internal control function is performed by a team of experienced professionals with decades of control, accounting and financial reporting expertise in the life sciences industry and hold recognized professional certifications. The team is tasked with overseeing business process controls, financial reporting, budgeting and audit facilitation. Collectively, this group provides robust oversight and ensures that our internal control and compliance framework is comprehensive and effective.

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We have designed and implemented controls that adhere to the control framework that comprise the key areas of the Committee of Sponsoring Organizations (“COSO”) framework. We perform an annual risk assessment with our third party internal auditors, and maintain a list of key controls that supports the financial reporting process. This includes both business process and information technology general controls (“ITCGs”). The internal auditors produce a summary of their findings, which is then made available to management team.

To assess the effectiveness of our internal control system, we conduct quarterly trend analyzes that are presented to our executive team at quality management review meetings. These reviews provide a channel to identify areas requiring improvement and allow the executive team to provide suggestions for process enhancements. In addition, we implement an annual internal audit program based on a risk-oriented approach, through which our quality assurance professional reviews selected processes and departments to identify potential gaps, non-compliance and opportunities for improvement. All findings are recorded within our quality management system, and corrective and preventive action plans (“CAPAs”) are issued in response to any critical or major findings.

In connection with the preparation of our financial statements as of December 31, 2024, we concluded there are material weaknesses in our internal control related to ineffective ITCGs. Notwithstanding, we have also concluded that the material weaknesses did not result in any identified misstatements to the consolidated financial statements, and there were no changes to previously released financial results. To remediate our material weaknesses, we have been implementing and will continue to implement measures designed to ensure that control deficiencies contributing to the material weaknesses are remediated, such that these controls are designed, implemented, and operating effectively. For more details, see “Risk Factors — Risks Relating to Our Operations — Our risk management and internal control systems may not be thorough or effective in all respects.”

DIRECTORS AND SENIOR MANAGEMENT

BOARD OF DIRECTORS

Our Board consists of eight Directors, comprising four Directors and four Independent Directors. The following table sets forth the key information about our Board members as of the Latest Practicable Date.

Name	Age	Positions	Time of joining our Group	Time of appointment as a Director	Roles and responsibilities
Mr. Wei Fu (傅唯)	43	Director and Executive Chairman of our Board	June 2018	June 2018	Responsible for overseeing the overall management and business operations of our Group, leading Board affairs, formulating strategic direction and operational plans; and making major business decisions.

Dr. Xi-Yong (Sean) Fu	54	Director and Chief Executive Officer	July 2024	July 2024	Responsible for overseeing business operations and executing the strategic and operational plans of our Group.

Dr. Sean Cao (曹武雄)	59	Director and Chief Business Development Officer	May 2025	May 2025	Providing advice to our Board on business development related matters.

Mr. Ian Ying Woo (何穎)	53	Director	October 2025	October 2025	Providing advice to our Board on operations and management related matters.

Mr. Chun Kwok Alan Au (歐振國)	53	Independent Director	January 2020	January 2020	Supervising and providing independent advice to our Board on the operations and management of our Group.

Mr. Conor Chia-hung Yang (楊嘉宏)	62	Independent Director	January 2020	January 2020	Supervising and providing independent advice to our Board on the operations and management of our Group, and contributing his experience and expertise in finance and audit matters.

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Name	Age	Positions	Time of joining our Group	Time of appointment as a Director	Roles and responsibilities
Dr. Robert Lenz	55	Independent Director	August 2025	August 2025	Supervising and providing independent advice to our Board on the operations and management of our Group, and contributing his experience and expertise in R&D.

Ms. Xin Liu (劉昕)	36	Independent Director	August 2025	August 2025	Supervising and providing independent advice to our Board on the operations and management of our Group.

Note: Ages are calculated based on the year of birth.

Directors

Mr. Wei Fu, aged 43, is the executive chairman of our Board and has served as our Director since June 14, 2018. Throughout the Track Record Period, Mr. Fu has assumed both executive and managerial responsibilities and is primarily responsible for overseeing the overall management and business operations of our Group, leading Board affairs, formulating strategic direction and operational plans; and making major business decisions.

Mr. Fu has been serving as the chief executive officer of CBC Group (previously known as C-Bridge Capital), a healthcare-focused private equity firm, since April 2014. He has also served as an executive director and the chairman of the board of Everest Medicines Limited (a company listed on the Hong Kong Stock Exchange, stock code: 1952), where Mr. Fu was appointed as the director in July 2017 and was re-designated as a non-executive director in October 2025. Prior to that, Mr. Fu was the general manager of the investment department at a wholly-owned subsidiary of Far East Horizon Limited (a company listed on the Hong Kong Stock Exchange, stock code: 3360), from August 2011 to December 2013, an associate director at Standard Chartered Business Consulting (Beijing) Co., Ltd. from March 2008 to April 2010, where he was responsible for private equity investments in infrastructure projects; and a business analyst at Macquarie Capital (Singapore) Pte. Limited from July 2006 to March 2008.

Mr. Fu received his bachelor’s degree in electrical and electronic engineering from Nanyang Technological University in Singapore in February 2005.

Dr. Xi-Yong (Sean) Fu, aged 54, is our chief executive officer and has served as a Director since July 15, 2024. Since joining our Group, Dr. Fu has been primarily responsible for overseeing business operations and executing the strategic and operational plans of our Group.

DIRECTORS AND SENIOR MANAGEMENT

Prior to joining our Group, Dr. Fu served as an operating partner at ABio-X, an incubation platform for life sciences companies, from April 2024 to October 2024. He was also the co-founder and chief executive officer of RVAC Medicines, an mRNA platform company, from June 2021 to February 2024. From 2016 to June 2021, Dr. Fu held various roles at Luye Pharma Group Ltd. (a company listed on the Hong Kong Stock Exchange, stock code: 2186), including as the group vice president and head of international research and development where he oversaw research and development organizations across Boston, Princeton, Germany, Switzerland and Japan. He also served as the chief executive officer of GeneLeap, a Luye Pharma’s subsidiary focused on DNA and RNA therapeutics during his tenure at Luye Pharma. Earlier in his career, Dr. Fu served as the president of Cueport Inc., a novel drug delivery company, in 2016. From 2001 to 2016, he worked at Merck & Co., where he held various roles spanning research and development, business development, finance and operational management.

Dr. Fu received his master’s and Ph.D. degrees in materials science and engineering from the Ohio State University in the United States in August 2000 and March 2001, respectively, and a part-time master of business administration degree from the Wharton School of the University of Pennsylvania in the United States in May 2010. Dr. Fu received his master of science degree from Fudan University (復旦⼤學) in the PRC in 1997 and his bachelor’s degree in Engineering from Shanghai Jiao Tong University (上海交通⼤學) in the PRC in July 1994.

Dr. Sean Cao, aged 59, was appointed as our independent Director on May 28, 2025, and subsequently became a Director on September 3, 2025, following his appointment as our chief business development officer. Dr. Cao, who has other full-time commitments, has not been involved in the day-to-day management and operations of our Company and is not considered part of our senior management team. He is primarily responsible for providing advice to our Board on business development related matters.

Dr. Cao currently serves as the operating partner of CBC Group (previously known as C-Bridge Capital), a position he has held since January 2024 and served as a director of Paremina Inc since January 2024. Dr. Cao served as the chief executive officer of MLAB Biosciences, one of CBC Group’s portfolio companies, since 2022. Dr. Cao co-founded and served as a director of ABio-X Holdings since May 2021 and served as the interim chief executive officer between May 2021 and November 2022 and as the chief executive officer since September 2023. Dr. Cao also co-founded and served as the first chief executive officer of Ensem Therapeutics from May 2021 to 2022. In addition, Dr. Cao co-founded and served on the board of directors of RVAC Medicines from June 2021 to June 2023. Dr. Cao also co-founded Jadeite Medicines and served as a director until June 2023. Dr. Cao served as the director of Better Win Limited and Wuxiong Inc since December 2016 and September 2016, respectively. In 2017, Dr. Cao was appointed as a director of Everest Medicines Limited and subsequently served as an executive director until 2020. While building Everest Medicines, Dr. Cao also incubated NiKang Therapeutics with its scientific co-founders in the United States, where he served as the chief executive officer from its inception until 2020, and the chairman of its board of directors until September 2021. Dr. Cao also served as the chief business officer for I-Mab Biopharma from the company’s inception in 2016 until 2018. Prior to his tenure as chief business officer of I-Mab Biopharma, Dr. Cao served as the vice president of global business development at Simcere Pharmaceutical Group, from November 2015 to September 2016. Prior to that, Dr. Cao served as the director of Alternative Partnership, Evaluation & Expertise at Sanofi from

DIRECTORS AND SENIOR MANAGEMENT

March 2010 to November 2015. Before joining Sanofi, Dr. Cao was an associate at New Leaf Venture Partners. Dr. Cao worked in the pharmaceutical and diagnostic industries for several years before joining New Leaf Venture Partners, for example, at Johnson & Johnson from May 2005 to August 2008.

Dr. Cao received his Ph.D. in cell and molecular biology (immunology) from the University of Virginia in the United States, a master of business administration with honors from the Wharton School of the University of Pennsylvania in the United States, and a bachelor of science in microbiology from Nankai University (南開大學) in the PRC in January 1996, May 2009, July 1988, respectively.

Mr. Ian Ying Woo, aged 53, was appointed as our Director on October 15, 2025. Mr. Woo, who has other full-time commitments, has not been involved in the day-to-day management and operations of our Company and is not considered part of our senior management team. He is primarily responsible for providing advice to our Board on operations and management related matters.

Mr. Woo was appointed a director of Everest Medicines Limited (a company listed on the Hong Kong Stock Exchange, stock code: 1952) in December 2018, re-designated as an executive director in July 2020, and currently serves as its president and chief financial officer. Mr. Woo served as an independent director and chairman of the audit committee of Prenetics Global Ltd. (a company listed on the Nasdaq Stock Market, stock code: PRE) from May 2022 to May 2024. He is also an operating partner of CBC Group (previously known as C-Bridge Capital) and served as a managing director of CBC Group from June 2018 to June 2019. Prior to that, Mr. Woo was a managing director in the global healthcare group of Lazard Frères & Co. LLC (“Lazard”). Mr. Woo joined Lazard from March 2005 until June 2018. He was based in New York, except for the period from January 2012 to June 2016, when he worked at Lazard’s Hong Kong office. Throughout his investment banking career, Mr. Woo helped raise over US$1 billion in equity financings and advised on merger and acquisition transaction aggregating in more than US$35 billion in value.

Mr. Woo received his bachelor’s degree in biology from Tufts University in the United States in 1994, his master’s degree in molecular and cellular studies from the Columbia University Graduate School of Arts and Sciences in the United States in 1998 and his master of business administration degree from the Columbia University Graduate School of Business in the United States in 2003.

Independent Directors

Mr. Chun Kwok Alan Au, aged 53, has served as our independent Director since January 16, 2020. He is primarily responsible for supervising and providing independent advice to our Board on the operations and management of our Group.

Mr. Au is the founder of GT Healthcare, a private equity fund focusing on cross border healthcare investments and has served as a partner since September 2015. Mr. Au has served as an independent non-executive director, and the chairman of the audit committee of CSPC Pharmaceutical Group (a company listed on the Hong Kong Stock Exchange, stock code: 1093), a leading pharmaceutical group in China, since January 2021. Mr. Au has also served as a director of I-Mab Biopharma (Hangzhou) Co., Ltd. (later renamed TJ Biopharma (Hangzhou) Co., Ltd.) since June 2019, and served as a panel member for the

DIRECTORS AND SENIOR MANAGEMENT

Entrepreneur Support Scheme (ESS Program) of the Innovation and Technology Fund of the Hong Kong SAR Government for many years. Mr. Au was an advisor to Simcere Pharmaceutical Group, a leading pharmaceutical company in China (a company previously listed on the NYSE, stock code: SCR, privatized in December 2013, when Mr. Au served as chairman of the special committee on the board of directors) from March 2013 to December 2013. Mr. Au was also a member of the board of China Nepstar Chain Drugstore Ltd. (a company previously listed on the NYSE, stock code: NPD, privatized in September 2016) from 2013 to 2016. He was also a member of the board of Cellular BioMedicine Group (a company previously listed on the Nasdaq Stock Market, stock code: CBMG, privatized in February 2021), a clinical-stage biopharmaceutical firm engaged in the development of immunotherapies for cancer and stem cell therapies from 2014 to February 2021. Prior to these, Mr. Au served as the head of the Asia Healthcare Investment Banking of Deutsche Bank Group, advising healthcare initial public offering and merger and acquisition in the region from 2011 to 2012. Prior to that, Mr. Au served as an investment director at JAFCO Asia Investment Group, responsible for healthcare investments in China from 2008 to 2011. Mr. Au worked at Morningside Group as a director in charge of healthcare investments in Asia from 2000 to 2005.

Mr. Au received his master’s degree in management from Columbia Business School in New York in May 2007 and his bachelor’s degree in psychology from Chinese University of Hong Kong in December 1995. Mr. Au is qualified as a certified public accountant (CPA) in the United States and is a financial analyst (CFA) charterholder. He is also a member of the Hong Kong Institute of Financial Analysts and the American Institute of Certified Public Accountants.

Mr. Conor Chia-hung Yang, aged 62, has served as our independent Director since January 16, 2020. He is primarily responsible for supervising and providing independent advice to our Board on the operations and management of our Group, and contributing his experience and expertise in finance and audit matters.

Mr. Yang has also served as an independent director of iQIYI, Inc. (a company listed on the Nasdaq Stock Market, stock code: IQ), Tongcheng Travel Holdings Limited ( a company listed on the Nasdaq Stock Market, stock code: TNGCF, and Hong Kong Stock Exchange, stock code: 0780), UP Fintech Holding Ltd (a company listed on the Nasdaq Stock Market, stock code: TIGR) and Smart Share Global Limited (a company listed on the Nasdaq Stock Market, stock code: EM) since April 2022, June 2022, January 2023 and June 2023, respectively. Mr. Yang has also served as EHang’s (a company listed on the Nasdaq Stock Market, stock code: EH) independent director from December 2019 to August 2023 and as EHang’s chief financial officer since September 2023. From 2007 to 2023, Mr. Yang served in several chief financial officer positions, including Tuniu Corporation (a company listed on the Nasdaq Stock Market, stock code: TOUR) and E-Commerce China Dangdang Inc.

Mr. Yang received his master’s degree in business administration from the University of California, Los Angeles (“UCLA”) in the United States in June 1992.

Dr. Robert Lenz, aged 55, has served as our independent Director since August 22, 2025. He is primarily responsible for supervising and providing independent advice to our Board on the operations and management of our Group, and contributing his experience and expertise in R&D.

DIRECTORS AND SENIOR MANAGEMENT

Dr. Lenz is a veteran research and development leader and has served as the head of Rob Lenz, LLC, being responsible for advising and consulting companies in biotechnology industry since March 2025. Dr. Lenz served as the executive vice president and head of research and development at Neumora Therapeutics, Inc. a role he held from September 2023 to March 2025. Prior to that, he served at Amgen Inc. in key leadership roles, including senior vice president, head of global development. Earlier in his career, Dr. Lenz held positions of increasing responsibility at Abbott Laboratories from June 2004 to October 2011, ultimately serving as divisional vice president for Neuroscience, Anesthesia, and Psychiatry Development. Throughout his career, Dr. Lenz has overseen the development of multiple medicines through regulatory approval.

Dr. Lenz earned his doctor of medicine and Ph.D. major in pharmacology, from the University of Maryland School of Medicine in the United States in May 2000 and January 1999, respectively. He also received a bachelor of science from Dickinson College in the United States, where he majored in chemistry and French, in May 1992. Dr. Lenz has been recognized with multiple awards for innovation and leadership in the pharmaceutical industry.

Ms. Xin Liu, aged 36, was appointed as our independent Director in August 2025. She is primarily responsible for supervising and providing independent advice to our Board on the operations and management of our Group.

Ms. Liu is a seasoned finance executive, currently serving as investment director of healthcare group of Hony Capital, a position she has held since August 2023. Prior to that, from 2019 to 2022, Ms. Liu held various roles at China Construction Bank Private Equity Co., Ltd., including as vice president of investment.

Ms. Liu earned a master of engineering, enterprise information system engineering and management from Harrisburg University in June 2018, and a master of finance from the Massachusetts Institute of Technology in June 2015. She received her bachelor of science in business administration from Washington University in St. Louis in August 2014.

DIRECTORS AND SENIOR MANAGEMENT

SENIOR MANAGEMENT

Our senior management is responsible for the day-to-day management of our business. The following table sets forth the key information about our senior management as of the Latest Practicable Date.

Name	Age	Positions	Date of joining our Group	Date of appointment as a senior management	Roles and responsibilities
Mr. Wei Fu	43	Director and Executive Chairman of our Board	June 2018	June 2018	Responsible for overseeing the overall management and business operations of our Group, leading Board affairs, formulating strategic direction and operational plans; and making major business decisions.

Dr. Xi-Yong (Sean) Fu	54	Director and Chief Executive Officer	July 2024	July 2024	Responsible for overseeing business operations and executing the strategic and operational plans of our Group.

Dr. Phillip Dennis	63	Chief Medical Officer	June 2024	June 2024	Responsible for overseeing clinical development team and clinical development strategies of our Group.

Dr. Claire Xu (徐聰)	41	Senior Vice President, Clinical Development	January 2018	April 2021	Responsible for leading our clinical research, clinical operations and program management.
Mr. Ming Lei (雷鳴)	28	Chief Financial Officer	October 2025	October 2025	Responsible for overseeing the overall financial strategy and management, corporate finance and capital markets, corporate development and operations of our Group.

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Mr. Wei Fu, aged 43, is a Director and the Executive Chairman of our Board. For his biography, see “ — Board of Directors — Directors” above.

Dr. Xi-Yong (Sean) Fu, aged 54, is a Director and our Chief Executive Officer. For his biography, see “ — Board of Directors — Directors” above.

Dr. Phillip Dennis, 63, has served as our Chief Medical Officer since June 2024, and is primarily responsible for overseeing clinical development team and clinical development strategies of our Group.

Prior to joining our Company, Dr. Dennis served as the vice president of Lung Cancer Strategy and global medical lead of the CEACAM-5 ADC program at Sanofi (a company listed on the Nasdaq Stock Market, stock code: SNY) from April 2021 to June 2024. Prior to Sanofi, Dr. Dennis was the global clinical lead for durvalumab in lung cancer at AstraZeneca (a company listed on the Nasdaq Stock Market, stock code: AZN) from 2014 to April 2021. Prior to his pharmaceutical career, Dr. Dennis served as the professor of oncology at Johns Hopkins University from 2012 to 2014. Dr. Dennis began his academic career as a translational researcher at the US National Cancer Institute from 1998 to 2012, where he achieved tenure as a senior investigator in 2006.

Dr. Dennis completed his residency in internal medicine and fellowship in medical oncology at Johns Hopkins and received his doctor of medicine and Ph.D. degrees from the New York University School of medicine. Dr. Dennis received his undergraduate degree from the University of Virginia in the United States in May 1984. He has won several awards including an NIH Merit Award in 2005 and is an elected member of the American Society for Clinical Investigation in 2007.

Dr. Claire Xu, aged 41, has served as the senior vice president of our Company since April 2021 and is primarily responsible for leading our clinical research, clinical operations and program management.

Dr. Xu joined our Company in January 2018 and served as our U.S. site head, leading the establishment of our Maryland site and the continual growth of our clinical team. Dr. Xu has been focusing on clinical development throughout the Track Record Period. Before joining our Group, Dr. Xu held roles of increasing responsibility in early clinical development and translational medicine at Otsuka Pharmaceutical Development & Commercialization from August 2013 to January 2018 , where she was responsible for designing and overseeing multiple phase 1/2 studies of different therapeutic areas, including hematology/oncology.

Dr. Xu received her Ph.D. in clinical pharmacology from Indiana University School of Medicine in the United States in August 2013 and her bachelor of medicine degree from Zhongshan School of Medicine, Sun Yat-sen University (中山大學) in the PRC in June 2008.

Mr. Ming Lei, aged 28, has served as our Chief Financial Officer since October 2025, and is primarily responsible for overseeing the overall financial strategy and management, corporate finance and capital markets, corporate development and operations of our Group.

Prior to joining our Group, (i) from July 2022 to October 2025, Mr. Lei served as deputy general Manager and head of capital markets at Sino Biopharmaceutical Limited (a company listed on the Hong

DIRECTORS AND SENIOR MANAGEMENT

Kong Stock Exchange, stock code: 1177), where he was primarily responsible for corporate finance and capital markets; (ii) from June 2021 to July 2022, Mr. Lei served as head of investor relations at WuXi AppTec Co., Ltd. (a company listed on the Shanghai Stock Exchange, stock code: 603259, and Hong Kong Stock Exchange, stock code: 2359), where he was responsible for investor relations and financial public relations; (iii) from June 2020 to June 2021, Mr. Lei served as an associate director at Daiwa Securities, where he was the lead research analyst covering China healthcare industry; and (iv) from June 2018 to June 2020, Mr. Lei served as an equity research analyst at Macquarie Group, where he was an inaugural member of the China healthcare team.

Mr. Lei obtained his bachelor’s degree in economics and finance from the University of Hong Kong in November 2019, and his master’s degree in biotechnology from Hong Kong University of Science and Technology in November 2022.

CORE R&D TEAM MEMBERS

Our core R&D team members are responsible for leading the R&D of our clinical-stage assets, particularly our core product, givastomig:

Name	Age	Positions	Date of joining our Group	Roles and responsibilities
Dr. Phillip Dennis	63	Chief Medical Officer	June 2024	Responsible for overseeing clinical development team and clinical development strategies of our Group.

Dr. Claire Xu (徐聰)	41	Senior Vice President, Clinical Development	January 2018	Responsible for leading our clinical research, clinical operations and program management.

Dr. Peter Sabbatini	61	Senior Director, Clinical Biomarkers	October 2021	Responsible for leading our biomarker strategy and implementation in support of clinical development programs

Dr. Xuejun Liu (劉學軍)	56	Executive Director, Translational Medicine	April 2021	Responsible for leading and directing our translational medicine initiatives, bridging pre-clinical research and clinical development to support rational drug development strategies

Ms. Elizabeth Lindner	41	Executive Director, Clinical Operations	July 2018	Responsible for managing our clinical trial operations, including clinical site management, vendor coordination, enrollment execution and operational planning across all phases of development

DIRECTORS AND SENIOR MANAGEMENT

Dr. Phillip Dennis, aged 63, is the Chief Medical Officer of our Company. For his biography, see “— Senior Management” above.

Dr. Claire Xu, aged 41, is the senior vice president of clinical development of our Company. For her biography, see “ — Senior Management” above.

Dr. Peter Sabbatini, aged 61, is our senior director of clinical biomarkers, and has been with our Company since October 2021. He is primarily responsible for leading our biomarker strategy and implementation in support of clinical development programs. As the clinical biomarker lead for the givastomig program, Dr. Sabbatini played a leadership and central role overseeing, designing and executing biomarker strategies that informed key clinical decisions.

Prior to joining our Company, Dr. Sabbatini was the director, and immuno-oncology biomarkers at GlaxoSmithKline from 2020 to 2021, principal scientist, and clinical biomarkers at Bristol-Myers Squibb from 2009 to 2020 Indiana University School, staff scientist focusing on Oncology at GlaxoSmithKline from 2006 to 2009 Indiana University School, and scientist focusing on Oncology at Celera Genomics from 2002 to 2006.

Dr. Sabbatini received a bachelor’s degree in biology from State University of New York in the United States in May 1985, a master’s degree in experimental pathology and immunology from the University of Florida in the United States in August 1989, and a PhD in microbiology and molecular genetics from Rutgers University and University of Medicine and Dentistry of New Jersey in the United States in May 1997. After obtaining his PhD, Dr. Sabbatini held a post-doctoral position in cancer biology at the University of California, San Francisco Cancer Center in the United States from 1997 to 2001.

Dr. Xuejun Liu, aged 56, is our executive director of translational medicine, and has been with our Company since April 2021. He is primarily responsible for leading and directing our translational medicine initiatives, bridging pre-clinical research and clinical development to support rational drug development strategies. Dr. Liu has played a pivotal role in shaping the scientific rationale behind the current clinical development strategy for givastomig, particularly the combination with nivolumab plus mFOLFOX6 in 1L gastric cancers.

Prior to joining our Company, Dr. Liu was an associate director in translational science and team leader in bioinformatics in Janssen Research & Development, LLC, Johnson & Johnson, led translational research to expand disease understanding and profiling, to elucidate the mechanism of action of therapeutic assets, and to identify biomarkers for patient stratification from June 2000 to April 2021.

Dr. Liu received his Ph.D. in Molecular, Cell & Development Biology from UCLA in the United States in 1999, and a bachelor’s degree in Biophysics from Fudan University (復旦⼤學) in the PRC in 1990.

Ms. Elizabeth Lindner, aged 41, is our executive director of clinical operations, and has been with our Company since July 2018. She is primarily responsible for managing our clinical trial operations, including clinical site management, vendor coordination, enrollment execution and operational planning

DIRECTORS AND SENIOR MANAGEMENT

across all phases of development. Ms. Lindner has played a critical role in ensuring the timely and efficient execution of the givastomig clinical development program, particularly in transitioning the asset from monotherapy studies into combination therapy trials.

Prior to joining our Company, Ms. Lindner was the senior clinical trial manager at Novavax, overseeing global vaccine trials for seasonal flu and RSV from July 2017 to July 2018. Prior to that, Ms. Lindner spent nine years in various roles at Sucampo Pharma Americas, working on GI related disorders, such as pediatric constipation, opioid-induced bowel disfunction and NSAID induced gastric ulcers.

Ms. Lindner received a bachelor’s degree in bioengineering from Lehigh University in the United States in May 2006.

OTHER INFORMATION IN RELATION TO OUR DIRECTORS AND SENIOR MANAGEMENT

To the best knowledge, information and belief of our Directors having made all reasonable inquiries, there are no material matters relating to their appointment as a Director that need to be brought to the attention of our Shareholders and there is no other information in relation to his or her appointment which is required to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules as of the Latest Practicable Date. Save as disclosed in this section, none of our Directors and senior management held any other directorships in any other company listed in Hong Kong or overseas during the three years immediately preceding the date of this document.

None of our Directors and senior management is related to other Directors and senior management.

KEY TERMS OF EMPLOYMENT AGREEMENTS

We normally enter into employment agreements, confidentiality and non-compete agreements with our senior management members and other key personnel. Below sets forth the key terms of these contracts we enter into with our senior management and other key personnel.

Non-competition

Within twelve (12) months from the date of the employee’s departure and during the course of employment by our Group, he/she shall not, among others, directly or indirectly engage in any business activities which are competitive with the business of our Group. In addition, the employee shall not enter the employ of, render any services to, have any ownership interest in, nor participate in the financing, operation, management or control of any other entities that may compete with our Group.

Confidentiality

The employee shall keep in confidence and shall not disclose our confidential information, including but not limited to our business or affairs of the Group, pricing structures and strategies, data bases, copyrightable works, customer information, other information that is not generally known to the public and that is used, developed or obtained by the Group in connection with its business and should be kept in confidence by our Group, and other information, that is disclosed to or obtained by the employee directly or indirectly from our Company or other members of our Group during the term of their employment.

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Service Invention

The intellectual property rights in all inventions, innovations, improvements, technical information, systems, software developments, source code, methods, designs, analyses, works, drawings, reports, service marks, trademarks, trade names, logos, and all similar or related information (whether patentable or unpatentable, copyrightable, registerable as a trademark, reduced to writing, or otherwise) which relates to the Group’s actual or anticipated business, and research and development shall belong to us.

JOINT COMPANY SECRETARIES

Mr. Ming Lei is our Chief Financial Officer, and has been appointed as one of our joint company secretaries on October 15, 2025. For his biography, see “— Senior Management” above.

Ms. Mei Fung Carrie Wong (黃美鳳) (“Ms. Wong”) was appointed as one of our joint company secretaries on October 15, 2025. She serves as the manager of entity solutions of Computershare Hong Kong Investor Services Limited.

Ms. Wong has over 20 years of work experience in the field of corporate secretarial and regulatory compliance services. Before joining Computershare, Ms. Wong was a senior manager of corporate services at a professional services firm in providing company secretarial services to clients globally.

Ms. Wong obtains a bachelor of arts degree in accounting and finance from Edinburgh Napier University in Scotland, United Kingdom in January 2013. She is an associate member of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute in the United Kingdom.

BOARD COMMITTEES

Our Company has established five committees under the Board in accordance with applicable laws and regulations, our Articles of Association, and the Corporate Governance Code under the Hong Kong Listing Rules.

Audit Committee

We have established the Audit Committee in compliance with Rule 3.21 of the Hong Kong Listing Rules and the Corporate Governance Code set out in Appendix C1 to the Hong Kong Listing Rules. The primary duties of the Audit Committee are to, among other matters, review and supervise the financial reporting process and internal control systems of our Group, review and approve connected transactions, and advise the Board on audit-related matters.

The Audit Committee comprises three Independent Directors, namely Mr. Conor Chia-hung Yang (Chairman), Mr. Chun Kwok Alan Au and Ms. Xin Liu. Mr. Conor Chia-hung Yang holds the appropriate professional qualifications required under Rules 3.10(2) and 3.21 of the Hong Kong Listing Rules.

Compensation Committee

We have established the Compensation Committee in compliance with Rule 3.25 of the Hong Kong Listing Rules and the Corporate Governance Code set out in Appendix C1 to the Hong Kong Listing Rules.

DIRECTORS AND SENIOR MANAGEMENT

The primary duties of the Compensation Committee are to, among other matters, review and make recommendations to the Board regarding remuneration packages, bonuses and other compensation payable to Directors and senior management, and matters relating to share schemes of our Company.

The Compensation Committee comprises one Director and two Independent Directors, namely Mr. Conor Chia-hung Yang (Chairman), Mr. Wei Fu and Mr. Chun Kwok Alan Au.

Nominating and Corporate Governance Committee

We have established the Nominating and Corporate Governance Committee in accordance with Rule 3.27A of the Hong Kong Listing Rules and the Corporate Governance Code set out in Appendix C1 to the Hong Kong Listing Rules. The primary duties of the Nominating and Corporate Governance Committee are to, among other matters, make recommendations to the Board on the appointment and reappointment of Directors, oversee Board succession planning and the implementation of our board diversity policy and advise on corporate governance matters.

The Nominating and Corporate Governance Committee comprises two Directors and three Independent Directors, namely Mr. Wei Fu (Chairman), Mr. Chun Kwok Alan Au, Mr. Conor Chia-hung Yang, Ms. Xin Liu and Mr. Ian Ying Woo.

Environmental, Social and Governance Committee

We have established the Environmental, Social and Governance Committee, which primary duties are to, among other matters, monitoring sustainability goals and ESG risks, reviewing ESG-related policies and initiatives, and advising the Board on ESG strategy and compliance.

The ESG Committee comprises one Director and one Independent Director, namely Mr. Chun Kwok Alan Au (Chairman) and Dr. Xi-Yong (Sean) Fu.

Research and Development Committee

We have established the R&D Committee, which primary duties are to, among other matters, recommending and advising on our research and development strategies, assessing, approving and monitoring R&D programs, and providing feedback and guidance to our Board regarding the Company’s R&D activities.

The R&D Committee comprises two Directors and one Independent Director, namely Dr. Robert Lenz (Chairman), Dr. Xi-Yong (Sean) Fu and Dr. Sean Cao.

CORPORATE GOVERNANCE CODE

Our Directors recognize the importance of incorporating elements of good corporate governance in our management structure and internal control framework so as to achieve effective accountability.

We have adopted the code provisions set out in the Corporate Governance Code as contained in Appendix C1 to the Hong Kong Listing Rules. We are committed to maintaining high standards of

DIRECTORS AND SENIOR MANAGEMENT

corporate governance, which we believe are essential to our Group’s long-term development and to safeguarding the interests of our Shareholders. We also believe that a balanced composition of directors and independent Directors is vital for the effective functioning of the Board. A strong independent element on the Board is key to ensuring that independent judgment is exercised in the decision-making process, enhancing transparency and objectivity.

MANAGEMENT PRESENCE

According to Rule 8.12 of the Listing Rules, a new applicant is required to have sufficient management presence in Hong Kong. This normally means that at least two of our executive Directors must be ordinarily resident in Hong Kong.

Our headquarters and most of our business operations and management functions are based in the U.S. Given the critical roles that our Directors play in our business operations and management functions, we believe it is in our best interest for our Directors to be based in locations where our Group has significant operations. Accordingly, we consider it practicably difficult and commercially unreasonable for us to arrange for two Directors to ordinarily reside in Hong Kong, either by means of relocation of our existing Directors to Hong Kong or appointment of additional Directors in Hong Kong. Therefore, we do not have, and in the foreseeable future will not have, sufficient management presence in Hong Kong for the purpose of satisfying the requirements under Rule 8.12 of the Listing Rules. Accordingly, we have applied to the Stock Exchange for, and the Stock Exchange [has granted], a waiver from strict compliance with this management presence requirement. For further details, see “Waivers and Exemptions — Management Presence in Hong Kong.”

BOARD DIVERSITY POLICY

Our Board has adopted a board diversity policy which sets out our approach to achieving and maintaining diversity at the Board level. Our Company recognizes and embraces the benefits of a diverse Board as a key factor in supporting our strategic objectives, effective governance and sustainable development. We believe that a diverse Board enhances decision-making and facilitates better understanding of the varying needs of our stakeholders. Accordingly, we seek to achieve Board diversity through the consideration of a broad range of factors, including talent and skills, professional experience, gender, age, culture, education, ethnicity, independence and length of service. Board appointments are made based on meritocracy and the potential contribution of candidates to our Board, taking into account our business needs at the relevant time. All candidates are evaluated against objective criteria, with due regard to the benefits of diversity on our Board.

Our Board comprises individuals with a balanced mix of knowledge, skills and experience. Our Directors bring academic and professional expertise from a wide range of disciplines, including engineering, microbiology, biology, medicine, finance and business management. As of the Latest Practicable Date, the Board consists of eight members, including four independent Directors, with ages ranging from 36 to 62 years, one of whom is a female Director. We believe that the current composition of the Board is aligned with our board diversity policy and is appropriate to support our current stage of development and business needs.

DIRECTORS AND SENIOR MANAGEMENT

We recognize the particular importance of gender diversity at the Board and senior management levels. To promote gender diversity, we will, among other things, (i) actively consider gender diversity when making Board appointments, with the aim of increasing the proportion of female members over time; (ii) identify and maintain a list of qualified female candidates with diverse skills, experiences, and industry backgrounds, which list will be regularly reviewed by the Nominating and Corporate Governance Committee to develop a pipeline of potential successors; (iii) ensure gender diversity in mid-to-senior-level recruitment, thereby fostering a pipeline of female senior management and future Board candidates; and (iv) provide training programs to high-potential female employees to prepare them for future leadership roles in our Group.

Our Nominating and Corporate Governance Committee is responsible for overseeing the implementation of our board diversity policy. After the [REDACTED], the Nominating and Corporate Governance Committee will review the policy, monitor progress towards achieving any measurable objectives; and disclose the implementation status, objectives, and progress in our corporate governance report on an annual basis.

COMPLIANCE ADVISOR

We have appointed Rainbow Capital (HK) Limited as our Compliance Advisor pursuant to Rule 3A.19 of the Hong Kong Listing Rules. The Compliance Advisor will provide us with guidance and advice as to compliance with the Hong Kong Listing Rules and applicable Hong Kong laws. Pursuant to Rule 3A.23 of the Hong Kong Listing Rules, our Compliance Advisor will advise our Company in certain circumstances including (a) before the publication of any regulatory announcement, circular, or financial report; (b) where a transaction, which might be a notifiable or connected transaction, is contemplated, including share issues and share repurchases; (c) where we propose to use the proceeds of the [REDACTED] in a manner different from that detailed in this document or where the business activities, development or results of our Group deviate from any forecast, estimate or other information in this document; and (d) where the Hong Kong Stock Exchange makes an inquiry to our Company regarding unusual movements in the price or trading volume of its listed securities or any other matters in accordance with Rule 13.10 of the Hong Kong Listing Rules.

Pursuant to Rule 3A.24 of the Hong Kong Listing Rules, the Compliance Advisor will, on a timely basis, inform our Company of any amendment or supplement to the Hong Kong Listing Rules that are announced by the Hong Kong Stock Exchange. The Compliance Advisor will also inform our Company of any new or amended law, regulation or code in Hong Kong applicable to us, and advise us on the applicable requirements under the Hong Kong Listing Rules and laws and regulations.

The term of appointment of our Compliance Advisor shall commence on the [REDACTED] and is expected to end on the date on which we comply with Rule 13.46 of the Hong Kong Listing Rules in respect of our financial results for the first full financial year commencing after the [REDACTED].

DIRECTORS’ AND SENIOR MANAGEMENT’S REMUNERATION

Our Directors and senior management receive remuneration, including salaries, discretionary bonus, share-based compensation expenses, pension costs and other benefits. The aggregate amount of

DIRECTORS AND SENIOR MANAGEMENT

remuneration for the five highest paid individuals of our Group for the years ended December 31, 2023 and 2024 and the six months ended June 30, 2025 was approximately US$18.5 million, US$6.8 million and US$3.1 million, respectively.

The aggregate amount of remuneration for our Directors for the years ended December 31, 2023 and 2024 and the six months ended June 30, 2025 was approximately US$15.4 million, US$(2.8) million and US$1.2 million, respectively. The negative remuneration figure in 2024 reflects a reversal of previously recognized stock-based compensation expenses attributable to a former director of our Company. Save for Mr. Wei Fu, who waived his emolument in 2023, 2024 and 2025, none of our Directors waived any emoluments during the Track Record Period.

According to existing effective arrangements, the total amount of remuneration (excluding any possible payment of discretionary bonus and share-based compensation expenses) shall be paid by us to Directors for the financial year ending December 31, 2025 is expected to be approximately US$0.9 million. Save as disclosed above, no other payments have been paid or are payable by our Company to our Directors or senior management for the Track Record Period.

Save as disclosed in this document, no bonuses were paid or receivable by our Directors which were discretionary or were based on our Company’s, our Group’s or any member of our Group’s performance for the Track Record Period. No remuneration was paid to our Directors or the five highest paid individuals as an inducement to join, or upon joining, our Group. No compensation was paid to, or receivable by, our Directors or past directors for the Track Record Period for the loss of office as director or any member of our Group or of any other office in connection with the management of the affairs of any member of our Group.

CONFIRMATIONS FROM OUR DIRECTORS

Rule 3.09D of the Hong Kong Listing Rules

Each of our Directors confirms that he or she (i) has obtained the legal advice referred to under Rule 3.09D of the Hong Kong Listing Rules on October 23, 2025, and (ii) understands his or her obligations as a director of a listed issuer under the Hong Kong Listing Rules.

Rule 3.13 of the Hong Kong Listing Rules

Each of the independent Directors has confirmed (i) that his or her independence as regards each of the factors referred to in Rules 3.13(1) to (8) of the Hong Kong Listing Rules; (ii) that he or she have no past or present financial or other interest in the business of our Company or its subsidiaries or any connection with any core connected person of our Company under the Hong Kong Listing Rules as of the Latest Practicable Date, and (iii) that there are no other factors that may affect his or her independence at the time of his/her appointments.

Rule 8.10 of the Hong Kong Listing Rules

From time to time our Directors may serve on the boards of both private and public biotech companies. To the best knowledge, information and belief of the Directors having made all reasonable

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inquiries, we do not believe that their interests in such companies as directors would render us incapable of carrying on our business independently from the other companies in which these Directors may hold directorships from time to time.

Each of our Directors confirms that as of the Latest Practicable Date, he or she did not have any interest in a business which competes or is likely to compete, directly or indirectly, with our business and requires disclosure under Rule 8.10 of the Hong Kong Listing Rules.

SUBSTANTIAL SHAREHOLDERS

So far as is known to our Directors, immediately after the [REDACTED], assuming the [REDACTED] is not exercised and no Shares are issued pursuant to our Share Incentive Plans, the following persons are expected to have an interest and/or short positions in our Shares or underlying Shares of our Company which would fall to be disclosed to us pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who are, directly or indirectly, is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of any member of our Group:

		Shares held as of the Latest Practicable Date		Shares held immediately after the [REDACTED] (assuming the [REDACTED] is not exercised)
Name	Nature of interest	Number of Shares/ underlying Shares	Approximate percentage of interest in our Company	Number of Shares	Approximate percentage of interest in our Company(1)
Everest Medicines(2)	Beneficial Owner	42,524,716	16.0%	42,524,716	[REDACTED]
CBC Group(3)	Beneficial Owner; Interest in a controlled Corporation	27,492,592	10.4%	27,492,592	[REDACTED]
T investment Limited(4)	Beneficial Owner	18,795,651	7.1%	18,795,651	[REDACTED]
Janus Henderson Investors US LLC(5)	Interest in a controlled Corporation	18,478,695	7.0%	18,478,695	[REDACTED]

Notes:

(1)

Assuming (i) the [REDACTED] is not exercised; (ii) there are no changes in the shareholdings of the Shareholders from the Latest Practicable Date up to immediately prior to the [REDACTED], and (iii) no further Shares are issued under the Share Incentive Plans, excluding the 5,567,911 Shares issued to the Depositary held under the name of the Company.

(2)

Represents (i) 15,846,150 ADSs (representing 36,446,145 Shares) and (ii) 6,078,571 Shares held by Everest Medicines Limited (“Everest Medicines”). Everest Medicines is a company listed on the Stock Exchange (stock code: 1952). As of the Latest Practicable Date, CBC Group owned approximately 24.2%% Shares of Everest Medicines.

(3)

Represents (i) 1,583,284 ADSs (representing 3,641,554 Shares) directly held by IBC Investment Seven Limited, a Hong Kong limited liability company, (ii) 2,423,721 ADSs (representing 5,574,560 Shares) directly held by CBC SPVII LIMITED, a Hong Kong limited liability company, (iii) 5,123,549 ADSs (representing 11,784,164 Shares) directly held by CBC Investment I-Mab Limited, a British Virgin Islands limited liability company, (iv) 1,030,237 ADSs (representing 2,369,546 Shares) directly held by C-Bridge II Investment Ten Limited, a British Virgin Islands limited liability company, and (v) 4,122,768 Shares directly held by Nova Aqua Limited, a British Virgin Islands limited liability company that is held through a trust established by Mr. Wei Fu (as the settlor) for the benefit of Mr. Wei Fu and his family. CBC Investment I-Mab Limited and C-Bridge II Investment Ten Limited are controlled by C-Bridge Healthcare Fund II, L.P., whose general partner is C-Bridge Healthcare Fund GP II, L.P., and its general partner is C-Bridge Capital GP, Ltd. CBC SPVII Limited and IBC Investment Seven Limited are controlled by I-Bridge Healthcare Fund, L.P., whose general partner is I-Bridge Healthcare GP, L.P., and its general partner is I-Bridge Capital GP, Ltd., which is indirectly controlled by C-Bridge Capital GP, Ltd. C-Bridge Capital GP, Ltd.’s controlling shareholders are TF Capital, Ltd. and TF Capital II, Ltd., both of which are under the control of CBC Group Investment Management, Ltd., which is further indirectly controlled by Nova Aqua Limited. The entire interest in Nova Aqua Limited is held by Vistra Trust (Singapore) Pte. Limited as trustee for a trust established by Mr. Wei Fu (as settlor) for the benefit of Mr. Wei Fu and his family.

SUBSTANTIAL SHAREHOLDERS

(4)

Represents 8,172,022 ADSs (representing 18,795,651 Shares) held by T investment Limited (“T investment”) which was incorporated in the British Virgins Islands as an exempted company with limited liability in 2018. T investment has a long-focused investment strategy, primarily in the equity securities of companies and interest funds that benefit directly or indirectly from Asia’s economic transformation. No single investor holds 20% or more of the interests in T investment.

(5)

Represents 8,034,215 ADSs (representing 18,478,695 Shares) held by Janus Henderson Investors entities. Such Shares may be deemed to be beneficially owned by Janus Henderson Investors US LLC (“Janus”), an investment adviser registered under the Investment Advisers Act of 1940, who acts as investment adviser for the fund and has the ability to make decisions with respect to the voting and disposition of the shares subject to the oversight of the board of directors of each fund. Under the terms of its management contract with each fund, Janus has overall responsibility for directing the investments of each fund in accordance with the fund’s investment objective, policies and limitations. Each fund has one or more portfolio managers appointed by and serving at the pleasure of Janus whom makes decisions with respect to the disposition of the share of common stock offered hereby.

Except as disclosed above, our Directors are not aware of any persons who will, immediately following completion of the [REDACTED] (assuming that the [REDACTED] is not exercised), have any interests and/or short positions in the Shares or underlying Shares of our Company which would fall to be disclosed to our Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or, will be, directly or indirectly, is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of any member of our Group.

FINANCIAL INFORMATION

You should read the following discussion and analysis in conjunction with our consolidated financial information, including the notes thereto, included in the Accountant’s Report set out in Appendix I to the Listing Application. Our consolidated financial information has been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Stock Exchange [has] granted us a waiver from strict compliance with the requirements of Rules 4.10, 4.11, 19.13 and 19.25A of, and note 2.1 to paragraph 2 of the Appendix D2 to, the Listing Rules, to allow us to prepare the Accountant’s Report set out in Appendix I in conformity with U.S. GAAP, provided that a reconciliation of such financial information in accordance with IFRS Accounting Standards is included in this document. In addition, the Stock Exchange has allowed us to prepare our accounts in accordance with U.S. GAAP after [REDACTED] for the purposes of our financial reporting required under the Listing Rules, subject to the condition that, among others, our annual consolidated financial statements should include a reconciliation of our financial information in accordance with IFRS Accounting Standards in the form and substance adopted in the Accountant’s Report in Appendix I to the Listing Application.

The following discussion and analysis contain forward-looking statements that reflect our current views with respect to future events and financial performance that involve risks and uncertainties. These statements are based on assumptions and analysis made by us in light of our experience and perception of historical events, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this document, including those set forth in “Risk Factors” and “Forward-Looking Statements” in this document.

OVERVIEW

Incorporated in 2016, we become a global biotechnology platform company adopting a therapeutic area-agnostic approach. Our Core Product, givastomig, is a novel bsAb simultaneously targeting CLDN18.2, a tumor antigen preferentially expressed in gastric, esophageal, and pancreatic cancers, and 4-1BB, a co-stimulatory molecule on T cells. Benefiting from the broad expression of CLDN18.2 across tumor types, givastomig is able to target multiple indications including GEA, BTC, and PDAC. We have completed the Phase 1a part and the safety assessments for dose escalation study of Phase 1b in our Phase 1 clinical studies. We will initiate a randomized Phase 2 study in early 2026. We have not received any objections or concerns from the U.S. Food and Drug Administration regarding a Phase 2 combination trial of givastomig in CLDN18.2-positive and PD-L1-positive GEA patients after submitting the clinical trial protocol in August 2025. In addition to givastomig, we had established a pipeline consisting of three clinical stage programs as of the Latest Practicable Date, including two oncology programs, uliledlimab and ragistomig, as well as an ophthalmology program, VIS-101.

As part of our strategic shift to become a U.S.-based global biotechnology platform company, on February 6, 2024, we entered into definitive agreements to divest our Greater China portfolio to TJBio

FINANCIAL INFORMATION

Hangzhou for an aggregate consideration of the RMB equivalent of up to US$80 million, contingent on the achievement of certain future regulatory and sales-based milestone events as well as royalties.

BASIS OF PREPARATION

Our historical financial information has been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements reflect the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. All inter-company balances and transactions have been eliminated in consolidation. The Group consolidates entities in which it has a controlling financial interest based on either the variable interest entity (“VIE”) or voting interest model. The Group is required to first apply the VIE model to determine whether it holds a variable interest in an entity, and if so, whether the entity is a VIE. If the Group determines it does not hold a variable interest in a VIE, it then applies the voting interest model. Under the voting interest model, the Group consolidates an entity when it holds a majority voting interest in an entity.

KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Our results of operations, financial condition, and the year-to-year comparability of our financial results have been, and are expected to continue to be, principally affected by the below factors:

Research and Development Expenses

Our results of operations are significantly affected by our cost structure, which primarily consists of research and development expenses and administrative expenses.

Research and development activities are central to our business model. We believe our ability to successfully develop drug candidates is the primary factor affecting our long-term competitiveness, as well as our future growth and development. Developing high-quality drug candidates requires a significant investment of resources over a prolonged period of time, and a core part of our strategy is to continue making sustained investments in this area. Since our inception, we have focused our resources on our research and development activities, including conducting preclinical studies and clinical trials, and activities related to regulatory filings for our drug candidates. Our research and development expenses primarily include the following:

•	costs related to development of our pipeline assets under all stages including preclinical testing or clinical trials;

•	patent license fees and other fees under the licensing, collaboration and development agreements with respect to our in-licensed drug candidates; and

•	employee salaries and related benefit costs, including share-based compensation expenses, for research and development personnel and key management.

Our research and development costs may increase period over period as we continue to support and advance the clinical trials of our drug candidates.

FINANCIAL INFORMATION

Administrative Expenses

Our administrative expenses consist primarily of employee salaries and related benefit costs. Other administrative expenses include service fees for legal, intellectual property, consulting and auditing services as well as other direct and allocated expenses such as rent on our facilities, travel costs and other supplies used in administrative activities.

Revenue from Out-Licensing Agreements

We continue to seek out-licensing opportunities for our drug candidates through our network of global partnerships and alliances. As we have not obtained marketing approval for a commercialized drug candidate, our historical revenues were primarily subject to the availability of payments from granting licenses to research, develop and otherwise exploit certain of our drug candidates, and supply of the investigational products thereof.

In addition, after validating clinical safety and preliminary efficacy of a drug candidate in our Global portfolio in clinical trials in the United States, we may elect to out-license certain rights of such drug candidate, but we may choose to retain these rights for the United States or other countries or regions as we may deem fit. Before the commercialization of one or more of our drug candidates, we expect that the majority of our revenue will continue to be generated from out-licensing our intellectual properties.

Funding for Our Operations

Historically, we have funded our operations primarily through public and private placements, as well as revenue from licensing and collaboration deals. In the future, in the event of successful commercialization of one or more of our drug candidates, we expect to fund our operations in part with revenue generated from sales of our commercialized drug products. However, we believe we will need to raise additional capital to complete the development and commercialization of our other drug candidates and in connection with our continuing operations and other planned activities. Such funding may take the form of public or private offerings, debt financing, collaborations, licensing arrangements or other sources. Any fluctuation in our ability to fund our operations will impact our cash flow plan and our results of operations.

The Effect of Our Acquisition of I-Mab Tianjin and Our Divestiture of the Greater China Assets and Business Operations

We acquired a controlling interest in I-Mab Tianjin on July 15, 2017 and the remaining interest in I-Mab Tianjin in May 2018. Since our acquisition of the controlling interest in I-Mab Tianjin on July 15, 2017, I-Mab Tianjin has been consolidated into our results of operations. Shortly after we acquired the controlling interest in I-Mab Tianjin, we integrated the operations of I-Mab Tianjin into our operations. In connection with our acquisition of I-Mab Tianjin, we identified intangible assets of US$22.4 million and goodwill of US$23.0 million of I-Mab Tianjin. Goodwill is not amortized, but impairment of goodwill assessment is performed on at least an annual basis on December 31 or whenever events or changes in circumstances indicate that the carrying value of the reporting unit may exceed its fair value. For the year ended December 31, 2023, we recognized a goodwill impairment in the amount of US$23.0 million against the goodwill balance as of December 31, 2023. Impairment charges could substantially affect our results of

FINANCIAL INFORMATION

operations in the periods of such charges. In addition, impairment charges would negatively impact our financial ratios and could limit our ability to obtain financing in the future.

On February 6, 2024, we entered into definitive agreements to divest our Greater China assets and business operations, including our rights to the Greater China portfolio, to TJBio Hangzhou for an aggregate consideration of the RMB equivalent of up to US$80 million, contingent on the achievement of certain future regulatory and sales-based milestone events as well as royalties. After the completion of the divestiture on April 2, 2024, we do not own any rights to the Greater China portfolio, including the Greater China rights for uliledlimab, lemzoparlimab, and givastomig. We no longer bear future development costs of our Greater China assets and business operations.

As a result of our divestiture of our Greater China assets and business operations, we have ceased to consolidate the divested entity, assets and businesses as well as its corresponding financial results from the second quarter of 2024 onwards.

PRINCIPAL ACCOUNTING POLICIES

Set out below are principal accounting policies which we believe are most important for understanding our results of operations and financial condition. See note 2 to the Accountant’s Report set out in Appendix I to the Listing Application for a detailed description of our principal accounting policies.

Revenue Recognition

We adopted Accounting Standard Codification 606, Revenue from Contracts with Customers (Topic 606) (the “ASC 606”) for all periods presented. Consistent with the criteria of Topic 606, we recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services.

Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. The entity performs the following five steps to account for the arrangements that an entity determines are within the scope of ASC 606: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Once a contract is determined to be within the scope of ASC 606 at contract inception, we evaluate the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. We recognize as revenue the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied.

Determination of the standalone selling price of each performance obligation

Our collaborative arrangements may contain more than one unit of account, or performance obligation, including grants of licenses to intellectual property rights, agreement to provide research and

FINANCIAL INFORMATION

development services and other deliverables. The collaborative arrangements do not include a right of return for any deliverable. As part of the accounting for these arrangements, we must develop assumptions that require judgment to determine the standalone selling price for each performance obligation identified in the contract. In developing the stand-alone selling price for a performance obligation, we consider competitor pricing for a similar or identical product, market awareness of and perception of the product, expected product life and current market trends. In general, the consideration allocated to each performance obligation is recognized when the respective obligation is satisfied either by delivering a good or providing a service, limited to the consideration that is not constrained.

Cost-to-cost measure of progress for over time performance obligations

Under our certain licensing and collaboration arrangement entered into with a business partner, we recognized revenue using the cost-to-cost measure. Under the cost-to-cost measure of progress method, the extent of progress towards completion is measured based on the ratio of costs incurred to-date to the total estimated costs for completion of the performance obligations. We generally use a cost-to-cost measure of progress because it best depicts the transfer of benefits to a licensee. We applied significant judgment in estimating the total costs for completion of performance obligations under such licensing and collaboration arrangement. See note 14 – Licensing and collaboration arrangements to the Accountant’s Report set out in Appendix I to the Listing Application.

Investments in available-for-sale debt securities

Investments in available-for-sale debt securities are accounted for at fair value. We determine the fair value of our investments with the assistance of an independent third-party valuation firm. We utilized a back-solved methodology to determine the estimated equity value of the investee and subsequently adjust this value as of each reporting period by applying a change in the movement of a selected set of comparable companies, biotech indices, and company specific factors. This value was then allocated towards the different preferred share classes of the investment using an option pricing method (“OPM”) and a waterfall approach based on the order of liquidation preferences of the share classes relative to one another. The significant assumptions of the OPM include equity market adjustment, expected time to change in control in years, estimated volatility and a risk-free rate based on the Chinese sovereign yield curve.

For unrealized losses associated with available-for-sale debt securities, we assess whether we intend to sell the security or will more likely than not be required to sell the security before recovery of the security’s amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value and the impairment is recognized in other income (expense), net in the consolidated statements of comprehensive loss. The fair value of investments in available-for-sale debt securities are remeasured each reporting period, with impairments other than credit-related losses included as a component of accumulated other comprehensive income. Any impairment due to credit-related losses are recorded as an allowance for credit losses and are included in other income (expense), net in the consolidated statements of comprehensive loss.

Research and Development Expenses

Elements of research and development expenses primarily include (i) payroll and other related expenses of personnel engaged in research and development activities, (ii) fees associated with the

FINANCIAL INFORMATION

exclusive development rights of our in-licensed drug candidates, (iii) fees for services provided by CROs, investigators and clinical trial sites that conduct our clinical studies, (iv) expenses relating to the development of our drug candidates, including raw materials and supplies, product testing, depreciation, and facility related expenses, and (v) other research and development expenses. Research and development expenses are recognized and expensed as incurred when these expenditures are used for the Group’s research and development activities and have no alternative future uses.

We applied significant judgment in estimating the progress of our research and development activities and completion of or likelihood of achieving milestone events per underlying agreements when estimating the research and development costs to be accrued at each reporting period end. The process of estimating our research and development expenses involves reviewing open contracts and purchase orders, communicating with personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated costs incurred for the services when we have not yet been invoiced or otherwise notified of the actual costs.

We have acquired rights to develop and commercialize product candidates. Upfront payments that relate to the acquisition of a new drug candidate, as well as pre-commercial milestone payments, are immediately expensed as acquired in-process research and development in the period in which they are incurred, provided that the new drug candidate does not also include processes or activities that would constitute a “business” as defined under U.S. GAAP, the drug has not achieved regulatory approval for marketing and, absent obtaining such approval, has no established alternative future use. Milestone payments made to third parties subsequent to regulatory approval are capitalized as intangible assets and amortized over the estimated remaining useful life of the related drug candidate. All development expenditures are recognized in profit or loss when incurred, as long as the conditions enabling capitalization of development expenses as an asset have not yet been met.

Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. We allocate the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price for acquisitions over the fair value of the net assets acquired, including other intangible assets, is recorded as goodwill. Goodwill is not amortized, but impairment of goodwill is tested on at least an annual basis or whenever events or changes in circumstances indicate that the carrying value of the reporting unit exceeds its fair value.

We first assess qualitative factors to determine whether it is more likely than not that the fair value of our reporting unit is less than its carrying amount, including goodwill. The qualitative assessment includes our evaluation of relevant events and circumstances affecting our single reporting unit, including macroeconomic, industry, market conditions and our overall financial performance. If qualitative factors indicate that it is more likely than not that our reporting unit’s fair value is less than its carrying amount, then we will perform the quantitative impairment test by comparing the reporting unit’s carrying amount, including goodwill, to its fair value. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess.

FINANCIAL INFORMATION

DESCRIPTION OF SELECTED COMPONENTS OF THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

The following table sets forth a summary of our consolidated statements of comprehensive income/(loss) for the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the year ended December 31,		For the six months ended June 30,
	2023	2024	2024	2025
	(in US$ thousands)
			(unaudited)
Revenues
Licensing and collaboration revenue	632	–	–	–

Total Revenues	632	–	–	–

Expenses
Research and development expenses	(21,448)	(21,770)	(11,265)	(4,071)
Administrative expenses	(28,160)	(29,656)	(14,378)	(8,309)
Impairment of goodwill	(23,041)	–	–	–

Total expenses	(72,649)	(51,426)	(25,643)	(12,380)

Loss from operations	(72,017)	(51,426)	(25,643)	(12,380)
Interest income	9,294	7,486	2,840	3,672
Other expenses, net	(8,090)	(4,718)	5,481	54
Equity in loss of affiliates	(11,404)	(1,038)	(1,038)	–
Loss from continuing operations before income tax expense	(82,217)	(49,696)	(18,360)	(8,654)
Income tax expense	–	–	–	–

Loss from continuing operations	(82,217)	(49,696)	(18,360)	(8,654)

Discontinued operations:
Loss from operations of discontinued operations	(125,512)	(6,898)	(6,898)	–
Income tax expense	–	–	–	–
Gain on sale of discontinued operations	–	34,364	34,364	–
(Loss)/gain from discontinued operations	(125,512)	27,466	27,466	–

Net (loss)/income	(207,729)	(22,230)	9,106	(8,654)
Other comprehensive income (loss):
Unrealized (loss)/gain on available-for-sale debt securities, net of tax	–	(8,168)	–	3,644
Foreign currency translation adjustments, net of tax	5,605	1,781	746	11

Total comprehensive loss	(202,124)	(28,617)	9,852	(4,999)

Revenue

We did not generate revenue for the year ended December 31, 2024 and for the six months ended June 30, 2024 and 2025. Our revenue recognized for the year ended December 31, 2023 related to the

FINANCIAL INFORMATION

extinguishment of certain contract liabilities generated from licensing and collaboration arrangements, primarily through granting licenses to use and otherwise exploiting certain of our intellectual properties in connection with our drug candidates.

Research and Development Expenses

During the Track Record Period, our research and development expenses primarily consisted of (i) payroll and other related expenses of personnel engaged in research and development activities, (ii) clinical development expenses, including expenses relating to the development of our drug candidates, and (iii) other research and development expenses which include professional service fees and other R&D overhead expenses. The following table sets forth a breakdown of our research and development expenses in absolute amounts and as percentages of the total research and development expenses for the periods indicated.

	For the year ended December 31,				For the six months ended June 30,
	2023		2024		2024		2025
	(US$)%		(US$)%		(US$)%		(US$)%
					(unaudited)
	(in thousands, except for percentages)
Employee-related expenses	10,525	49.1	8,625	39.6	3,730	33.1	2,775	68.2
Direct clinical development expenses	8,466	39.5	8,621	39.6	5,776	51.3	189	4.6
Other research and development expenses	2,457	11.4	4,524	20.8	1,759	15.6	1,107	27.2

Total	21,448	100.0	21,770	100.0	11,265	100	4,071	100.0

We had an overall decrease in research and development expenses during the Track Record period, mainly as a result of (i) the decrease in headcount driven by the divestiture in 2024 and (ii) reimbursements recognized under the ABL Bio collaboration agreement in 2024 and our strategic reprioritization of resources, pursuant to which we will focus our resources on advancing our lead program, givastomig. We expect that our research and development expenses may increase in the future as we continue to support and advance the clinical trials of our drug candidates, including a global randomized Phase 2 study and additional Phase 1b cohorts for our lead program, givastomig.

In 2023 and 2024 and for the six months ended June 30, 2024 and 2025, our major research and development expenses, being direct clinical development expenses incurred on our Core Product givastomig were US$9.3 million, US$8.8 million, US$4.8 million and US$3.3 million, representing 44.1%, 36.1%, 35.0% and 43.9% of our total research and development expenses (adding back reimbursement from collaborating party) for the corresponding periods, respectively.

Administrative Expenses

During the Track Record Period, our administrative expenses primarily consisted of (i) salaries and related benefit costs, including share-based compensation, for employees engaged in managerial and

FINANCIAL INFORMATION

administrative positions or involved in general corporate functions, (ii) professional fees for consulting, legal and auditing, and (iii) other direct and allocated expenses mainly including rent on our facilities, travel costs and other supplies used in administrative activities. The following table sets forth a breakdown of our administrative expenses in absolute amounts and as percentages of the total administrative expenses for the periods indicated.

	For the year ended December 31,				For the six months ended June 30,
	2023		2024		2024		2025
	(US$)%		(US$)%		(US$)%		(US$)%
					(unaudited)
	(in thousands, except for percentages)
Employee-related expenses	14,580	51.8	2,181	7.4	(295)	(2.1)	2,648	31.9
Professional fees	12,511	44.4	26,291	88.7	12,551	87.3	4,066	48.9
Other administrative expenses	1,069	3.8	1,184	4.0	2,122	14.8	1,595	19.2

Total	28,160	100.0	29,656	100.0	14,378	100.0	8,309	100.0

Interest Income

During the Track Record Period, our interest income primarily consisted of interest income derived from our term deposits. Our interest income amounted to US$9.3 million, US$7.5 million, US$2.8 million and US$3.7 million in 2023, 2024 and the six months ended June 30, 2024 and 2025, respectively. The fluctuations were mainly attributable to the level of investable cash balances and our cash management strategies.

FINANCIAL INFORMATION

Other Income/(Expenses)

During the Track Record Period, our other income and expenses primarily arose from (i) settlement of TJBio Hangzhou repurchase obligations, being the difference between the transaction price of the repurchase obligations arising from the non-participating shareholders of TJBio Hangzhou and the fair value of the investment as determined by management, using a third-party valuation specialist; (ii) the fair value change and extinguishment of put right liabilities; (iii) net foreign exchange losses; (iv) income of incentive payment from depository bank; (v) impairment of long-lived assets; and (vi) other income and expenses primarily including gain or loss on fixed assets, sublease income or expense and non-operating lease expenses. The following table sets forth a breakdown of our other income and expenses in absolute amounts for the periods indicated.

	For the year ended December 31,		For the six months ended June 30,
	2023	2024	2024	2025
	(in US$ thousands)
			(unaudited)
Settlement of TJBio Hangzhou repurchase obligations	–	(12,388)	–	–
Fair value change and extinguishment of put right liabilities	(1,118)	13,852	11,876	–
Net foreign exchange losses	(8,044)	(5,573)	(5,569)	(1)
Income of incentive payment from depository bank	1,214	1,273	636	256
Impairment of long-lived assets	–	(1,246)	(1,246)	–
Other	(142)	(636)	(216)	(201)

Total other income/(expense), net	(8,090)	(4,718)	5,481	54

During the Track Record Period, we had fluctuations in the fair value change and extinguishment of put right liabilities, primarily attributable to certain redemption obligations of TJBio Hangzhou. The redemption obligations were fully extinguished in 2024 through equity transfer and shares repurchase transactions during the year.

Equity in Loss of Affiliates

Our equity in loss of affiliates primarily consists of the loss recognized based on our proportionate ownership in TJBio Hangzhou, our unconsolidated investee prior to the equity transfer of our interests in TJBio Hangzhou to certain participating shareholders of TJBio Hangzhou, and employee stock ownership plan expenses from TJBio Hangzhou. Our equity in loss of affiliates amounted to US$11.4 million, US$1.0 million, US$1.0 million and nil in 2023, 2024 and the six months ended June 30, 2024 and 2025, respectively.

Loss from Continuing Operations

As a result of the foregoing, we incurred loss from continuing operations of US$82.2 million, US$49.7 million, US$18.4 million and US$8.7 million in 2023, 2024 and the six months ended June 30, 2024 and 2025, respectively.

FINANCIAL INFORMATION

Discontinued Operations

Our results of discontinued operations comprised primarily the loss from operations of discontinued operations and gain on sale of discontinued operations.

Our loss from operations of discontinued operations represents the net operating results derived from the business lines we disposed of, which amounted to US$125.5 million, US$6.9 million, US$6.9 million and nil in 2023, 2024 and the six months ended June 30, 2024 and 2025, respectively. Such losses were primarily attributable to operating expenses, including research and development expenses and administrative expenses, incurred prior to the completion of the disposal. We did not record any such loss in the six months ended June 30, 2025 as the disposal of the discontinued operations had been completed.

Our gain on sale of discontinued operations represents the one-off disposal gain recognized upon the divestment of such discontinued business. We recorded a gain of US$34.4 million for the six months ended June 30, 2024 and the year ended December 31, 2024.

Unrealized Loss on Available-for-sale Debt securities, Net of Tax

We recognized an unrealized gain of US$3.6 million for the six months ended June 30, 2025 and an unrealized loss of US$8.2 million for the year ended December 31, 2024 on the available-for-sale investments in accumulated other comprehensive income (loss) related to non-credit-related changes in the estimated fair value of TJBio Hangzhou.

Foreign Currency Translation Adjustments, Net of Tax

Our foreign currency translation adjustments (net of tax) represent the gains or losses arising from the translation of financial statements of our subsidiaries from functional currencies other than the U.S. dollar into our reporting currency, which amounted to US$5.6 million, US$1.8 million, US$0.7 million and US$0.01 million in 2023, 2024 and the six months ended June 30, 2024 and 2025, respectively. The overall decrease was due to reduced exposure to non-USD denominated operations following the divestiture of certain subsidiaries.

PERIOD-TO-PERIOD COMPARISON OF RESULTS OF OPERATIONS

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

Revenue

We did not generate any revenue for the six months ended June 30, 2025 and 2024.

Research and Development Expenses

Our research and development expenses decreased by US$7.2 million, or 63.9%, from US$11.3 million for the six months ended June 30, 2024 to US$4.1 million for the six months ended June 30, 2025, primarily due to reimbursements recognized under an existing collaboration agreement and lower contract research organization costs due to streamlined clinical pipeline activities.

FINANCIAL INFORMATION

Administrative Expenses

Our administrative expenses decreased by US$6.1 million, or 42.2%, from US$14.4 million for the six months ended June 30, 2024 to US$8.3 million for the six months ended June 30, 2025, primarily due to a decrease in legal expenses and lower employee benefit and compensation expenses resulting from a lower headcount. This decrease was partially offset by a higher employee share-based compensation expense in the six months ended June 30, 2025. The employee share-based compensation expense during the six months ended June 30, 2024 included forfeitures in connection with the divestiture of our Greater China assets and business operations.

Interest Income

We recorded interest income of US$3.7 million and US$2.8 million for the six months ended June 30, 2025 and 2024, respectively. The increase for the six months ended June 30, 2025 was primarily due to greater interest earned on cash balances as a result of cash management strategies.

Other Income, Net

We recorded other income, net of US$0.05 million and US$5.5 million for the six months ended June 30, 2025 and 2024, respectively. The change was primarily attributable to extinguishment of certain put right liabilities. The decrease was partially offset by smaller impacts from foreign exchange losses recognized during the current period.

Equity in Loss of Affiliates

We recorded equity in loss of affiliates of US$1.0 million for the six months ended June 30, 2024 due to recognition of the employee stock ownership plan expenses from our unconsolidated investee as a result of the divestiture of the Greater China assets and business operations. There was no equity in loss of affiliates for six months ended June 30, 2025.

Net Loss from Continuing Operations

We recorded a net loss from continuing operations of US$8.7 million and US$18.4 million for the six months ended June 30, 2025 and 2024, respectively.

Year Ended December 31, 2024 Compared with Year Ended December 31, 2023

Revenue

We did not generate any revenue for the year ended December 31, 2024, compared with revenue of US$0.6 million for the year ended December 31, 2023. Total revenue for the year ended December 31, 2023 was recognized in connection with the strategic collaboration with AbbVie.

Research and Development Expenses

Our research and development expenses increased by US$0.3 million, or 1.5%, from US$21.4 million for the year ended December 31, 2023 to US$21.8 million for the year ended December 31, 2024, primarily

FINANCIAL INFORMATION

attributable to an increase in our research and development activities related to givastomig and uliledlimab, partially offset by a decrease of US$1.9 million in employee-related expenses due to lower headcount and a decline in stock price.

Administrative Expenses

Our administrative expenses increased by US$1.5 million, or 5.3%, from US$28.2 million for the year ended December 31, 2023 to US$29.7 million for the year ended December 31, 2024, primarily attributable to an increase in professional services fees of US$13.8 million due to an increase in legal expenses associated with certain trade secret misappropriation disputes against Inhibrx, Inc. This increase was partially offset by a decrease in employee-related expenses of US$12.4 million due to the forfeiture of shares as a result of the divestiture of our Greater China assets and business operations and a decline in stock price, as well as exits of certain executive employees.

Interest Income

We recorded interest income of US$7.5 million and US$9.3 million for the years ended December 31, 2024 and 2023, respectively. The decrease for the year ended December 31, 2024 was primarily attributable to lower average investable cash balances.

Other Expenses, Net

We recorded other expenses of US$4.7 million and US$8.1 million for the years ended December 31, 2024 and 2023, respectively. The change was primarily attributable to the fair value changes and extinguishment of put right liabilities and a smaller impact from foreign exchange losses, partially offset by expenses recognized on the settlement of TJBio Hangzhou repurchase obligations and fixed asset impairments.

Equity in Loss of Affiliates

We recorded equity in loss of affiliates of US$1.0 million and US$11.4 million for the years ended December 31, 2024 and 2023, respectively. The decrease was driven by no further recognition of allocated losses from our unconsolidated investee, as the investee no longer qualified for equity method accounting after the first quarter of 2023 and a decline in employee stock ownership plan expenses through the first quarter of 2024 prior to the transfer of our shares in the unconsolidated investee to certain participating shareholders in connection with the divestiture of our Greater China assets and business operations.

Net Loss from Continuing Operations

We recorded a net loss from continuing operations of US$49.7 million and US$82.2 million for the year ended December 31, 2024 and 2023, respectively.

FINANCIAL INFORMATION

DESCRIPTION OF SELECTED ITEMS FROM THE CONSOLIDATED BALANCE SHEETS

The following table sets forth a summary of our consolidated balance sheets as of the dates indicated.

	As of December 31,		As of June 30,
	2023	2024	2025
	(in US$ thousands)
			(unaudited)
Assets
Current assets
Cash and cash equivalents	291,506	68,263	165,404
Short-term investments	20,221	105,135	210
Prepayments and other receivables	2,503	3,295	2,026
Current assets of discontinued operations	15,682	–	–

Total current assets	329,912	176,693	167,640

Non-current assets
Property, equipment and software	1,777	201	172
Operating lease right-of-use assets	3,777	3,597	3,209
Investments at fair value, available-for-sale debt securities	–	30,824	34,468
Other non-current assets	248	1,365	1,219
Non-current assets of discontinued operations	33,208	–	–

Total assets	368,922	212,680	206,708

Liabilities and shareholders’ equity
Current liabilities
Accruals and other payables	7,849	7,638	6,494
Operating lease liabilities, current	626	816	853
Current liabilities of discontinued operations	49,669	–	–

Total current liabilities	58,144	8,454	7,347
Non-current liabilities
Put right liabilities, non-current	13,852	–	–
Operating lease liabilities, non-current	3,261	3,066	2,628
Other non-current liabilities	106	–	–
Non-current liabilities of discontinued operations	50,975	–	–

Total Liabilities	126,338	11,520	9,975

Total shareholders’ equity	242,584	201,160	196,733
Total liabilities and shareholders’ equity	368,922	212,680	206,708

Cash and Cash Equivalents

During the Track Record Period, our cash and cash equivalents primarily consisted of cash held in financial institutions, denominated in Renminbi, U.S. dollar and Euro. Our cash and cash equivalent balances are used for clinical development and operation expenses.

FINANCIAL INFORMATION

The balance of our cash and cash equivalents decreased from US$291.5 million as of December 31, 2023 to US$68.3 million as of December 31, 2024, and subsequently increased to US$165.4 million as of June 30, 2025. Such fluctuations were primarily attributable to the maturity and purchases of certificates of deposit as well as cash used in operating activities.

Short-term Investments

Our short-term investments primarily consist of fixed-term deposits and certificates of deposit. Our short-term investments increased from US$20.2 million as of December 31, 2023 to US$105.1 million as of December 31, 2024, and decreased to US$0.2 million as of June 30, 2025.

Prepayments and Other Receivables

During the Track Record Period, our prepayments and other receivables primarily consisted of (i) receivable from collaboration agreement, mainly relating to the ABL Bio collaboration, (ii) interest receivable, (iii) prepayments to CRO vendors, (iv) prepayments for stock repurchase, (v) prepayments for employee incentives, (vi) prepayments for insurance and other services, and (vii) other receivables.

	As of December 31,		As of June 30,
	2023	2024	2025
	(in US$ thousands)
			(unaudited)
Receivable from collaboration agreement	1,788	–	705
Interest receivable	–	1,042	28
Prepayments:
- Prepayments to CRO vendors	–	998	–
- Prepayments for stock repurchase	548	–	–
- Prepayments for employee incentives	–	641	457
- Prepayments for insurance and other services	122	484	785
Other receivables	45	130	51

Total prepayments and other receivables	2,503	3,295	2,026

Our prepayments and other receivables decreased from US$3.3 million as of December 31, 2024 to US$2.0 million as of June 30, 2025, primarily due to (i) a decrease in the interest receivable due to the timing of interest payments from our certificates of deposit, and (ii) a decrease in prepayments to CRO vendors as we terminated CRO services related to uliledlimab, partially offset by a US$0.7 million receivable from our collaboration agreement with ABL Bio, representing the agreed-upon offset expenses for the six months ended June 30, 2025.

Our prepayments and other receivables increased from US$2.5 million as of December 31, 2023 to US$3.3 million as of December 31, 2024, primarily due to (i) an increase in interest receivable due to the timing of interest payments from our certificates of deposit, and (ii) the prepayments to CRO vendors for development of uliledlimab during 2024, partially offset by a decrease in the receivable from our collaboration agreement with ABL Bio in 2024 due to uncertainty in collectability.

FINANCIAL INFORMATION

Property, Equipment and Software

During the Track Record Period, our property, equipment and software primarily consisted of computer hardware and laboratory equipment, leasehold improvement and office furniture and equipment. Our property, equipment and software decreased from US$1.8 million as of December 31, 2023 to US$0.2 million as of December 31, 2024, primarily because we ceased operations in our San Diego lab and reclassified the related assets to asset held for sale. Our property, equipment and software further decreased to US$0.2 million as of June 30, 2025, primarily due to depreciation.

Operating Lease Right-of-Use Assets

Our operating lease right-of-use assets decreased from US$3.8 million as of December 31, 2023 to US$3.6 million as of December 31, 2024 and further decreased to US$3.2 million as of June 30, 2025, primarily attributable to amortization of lease right-of-use assets, partially offset by the recognition of a new lease for our New Jersey office in 2024.

Other Non-Current Assets

Our other non-current assets primarily consisted of capitalized implementation costs of cloud computing arrangements and a six-year directors and officers insurance tail policy (“D&O tail policy”) purchased in connection with the divestiture. Our other non-current assets increased from US$0.2 million as of December 31, 2023 to US$1.4 million as of December 31, 2024, primarily attributable to the recognition of the D&O tail policy. Our other non-current assets decreased from US$1.4 million as of December 31, 2024 to US$1.2 million as of June 30, 2025, primarily attributable to the amortization of D&O tail policy.

Accruals and Other Payables

Our accruals and other payables decreased from US$7.8 million as of December 31, 2023 to US$7.6 million as of December 31, 2024, and further decreased to US$6.5 million as of June 30, 2025.

	As of December 31,		As of June 30,
	2023	2024	2025
	(in US$ thousands)
			(unaudited)
Current
Employee salary and benefits	2,395	2,628	1,313
Accrued research and development expenses	603	2,442	2,479
Non-refundable incentive payment from depository bank	1,273	106	–
Accrued legal expenses	1,375	1,024	837
Accrued other expenses	2,203	1,438	1,865

	7,849	7,638	6,494

Non-current
Non-refundable incentive payment from depository bank	106	–	–

Total accruals and other payables	7,955	7,638	6,494

FINANCIAL INFORMATION

Operating Lease Liabilities

The current portion of our operating lease liabilities increased from US$0.6 million as of December 31, 2023 to US$0.8 million as of December 31, 2024, primarily due to the recognition of a new lease in respect of our New Jersey office. The balance further increased to US$0.9 million as of June 30, 2025, which was mainly attributable to contractual lease escalation payments under our existing lease arrangements.

The non-current portion of our operating lease liabilities decreased from US$3.3 million as of December 31, 2023 to US$3.1 million as of December 31, 2024, primarily as a result of lease payments made during the period, partially offset by the recognition of the lease in respect to our New Jersey office. The balance further decreased to US$2.6 million as of June 30, 2025, mainly due to lease payments made during the six months ended June 30, 2025.

Put Right Liabilities, Non-current

Our put right liabilities were classified as non-current liabilities as of December 31, 2023, having been determined based on management’s best estimate of the expected timing of settlement in respect to potential repurchase obligations from investors in TJBio Hangzhou as of the balance sheet date. We recorded put right liabilities of US$13.9 million as of December 31, 2023. The redemption obligations associated with the TJBio Hangzhou investors were fully extinguished as of December 31, 2024.

Discontinued Operations

We recorded current assets of discontinued operations of US$15.7 million as of December 31, 2023, which primarily consisted of cash and cash equivalents and prepayments and other receivables. Our non-current assets of discontinued operations amounted to US$33.2 million as of December 31, 2023, which primarily consisted of long-term restricted cash and intangible assets.

Our current liabilities of discontinued operations primarily comprised (i) short-term bank borrowings, which represented outstanding balances under credit facilities obtained by the discontinued business, (ii) accruals and other payables, mainly consisting of accrued employee benefits, accrued professional service fees and other operating expenses, (iii) contract liabilities relating to consideration received in advance for services not yet rendered, and (iv) operating lease liabilities representing lease obligations due within one year. We recorded current liabilities of discontinued operations of US$49.7 million as of December 31, 2023.

Our non-current liabilities of discontinued operations primarily comprised (i) contract liabilities, which represented deferred revenue expected to be recognized beyond 12 months, and (ii) other non-current liabilities, mainly consisting of long-term accruals and provisions associated with the discontinued business. We recorded non-current liabilities of discontinued operations of US$51.0 million as of December 31, 2023.

LIQUIDITY AND CAPITAL RESOURCES

Our primary uses of cash during the Track Record Period were to fund our research and development activities. During the Track Record Period, we generated cash inflows from interest earned on certificates of

FINANCIAL INFORMATION

deposit as well as reimbursement received under the collaboration agreement with ABL Bio. As of September 30, 2025, being the latest practicable date for determining our indebtedness, we had cash and cash equivalents of US$228.1 million.

Current Assets and Liabilities

	As of December 31,		As of June 30,	As of September 30,
	2023	2024	2025	2025
		(in US$ thousands)
			(unaudited)
Current assets
Cash and cash equivalents	291,506	68,263	165,404	228,064
Short-term investments	20,221	105,135	210	210
Prepayments and other receivables	2,503	3,295	2,026	4,501
Current assets of discontinued operations	15,682	–	–	–

Total current assets	329,912	176,693	167,640	232,775
Current liabilities
Accruals and other payables	7,849	7,638	6,494	8,029
Operating lease liabilities, current	626	816	853	872
Current liabilities of discontinued operations	49,669	–	–	7,181

Total current liabilities	58,144	8,454	7,347	16,082

Net current (liabilities)/assets	271,768	168,239	160,293	216,693

Our net current assets decreased from US$271.8 million as of December 31, 2023, to US$168.2 million as of December 31, 2024, primarily due to (i) a significant reduction in our cash and cash equivalents from US$291.5 million as of December 31, 2023 to US$68.3 million as of December 31, 2024, and (ii) a decrease in our current assets of discontinued operations. This decrease in assets was partially offset by an increase in our short-term investments from US$20.2 million to US$105.1 million. Our net current assets further decreased to US$160.3 million as of June 30, 2025, mainly due to (i) a decrease in our short-term investments which fell from US$105.1 million to US$0.2 million. This decrease was partially offset by an increase in our cash and cash equivalents from US$68.3 million to US$165.4 million.

Working Capital Sufficiency

During the Track Record Period, we incurred negative cash flows from our continuing operations mainly due to our research and development costs. Our operating activities from continuing operations used US$72.7 million and US$52.7 million in 2023 and 2024 and US$50.1 million and US$7.8 million for the six months ended June 30, 2024 and 2025, respectively. We expect to improve our cash flows through monitizing the inherit value of our products, forging productive collaboration agreements with third parties, and enhancing our cost containment capacity and operating efficiency.

We had cash and cash equivalents of US$165.4 million as of June 30, 2025. Our Directors are of the view that we have sufficient working capital to cover at least 125% of our costs, including research and

FINANCIAL INFORMATION

development expenses and administrative expenses (including any production costs), for at least the next 12 months from the date of this document.

Our cash burn rate refers to the average monthly amount of net cash used in operating activities, and payment for property, equipment and software. We estimate that we will receive [REDACTED] of approximately HK$[REDACTED] million in the [REDACTED], assuming an [REDACTED] of HK$[REDACTED] per [REDACTED] for both [REDACTED] and [REDACTED], and the [REDACTED] is not exercised. Assuming an average cash burn rate going forward of [REDACTED] times the level in 2024 for our ordinary course of business operations, we estimate that our cash and cash equivalents as of June 30, 2025 will be able to maintain our financial viability for [REDACTED] months or, if we take into account [REDACTED]% of the estimated [REDACTED] from the [REDACTED] (namely, the portion allocated for our working capital and other general corporate purposes), [REDACTED] months or, if we also take into account the estimated [REDACTED] from the [REDACTED], [REDACTED] months.

Cash Flows

The following table sets forth the components of our consolidated statements of cash flows for the years indicated:

	For the year ended December 31,		For the six months ended June 30,
	2023	2024	2024	2025
	(in US$ thousands)
			(unaudited)
Operating cash flows from continuing operations before movement in working capital	(35,575)	(49,858)	(30,473)	(7,642)
Changes in working capital	(37,122)	(2,811)	(19,669)	(198)

Net cash used in operating activities from continuing operations	(72,697)	(52,669)	(50,142)	(7,840)
Net cash (used in)/generated from investing activities from continuing operations	(15,164)	(136,015)	(54,251)	104,965
Net cash used in financing activities from continuing operations	(8,237)	(335)	(335)	–
Net cash used in discontinued operations	(73,803)	(53,958)	(53,958)	–
Effect of exchange rate changes on cash and cash equivalents	5,197	573	(20)	16

Net (decrease)/increase in cash and cash equivalents	(164,704)	(242,404)	(158,706)	97,141
Cash and cash equivalents at the beginning of period	475,371	310,667	310,667	68,263
Cash and cash equivalents at the end of period	310,667	68,263	151,961	165,404

Net Cash Used in Operating Activities

For the six months ended June 30, 2025, we had net cash used in operating activities from continuing operation of US$7.8 million, which was primarily attributable to the net loss from continuing operations of

FINANCIAL INFORMATION

US$8.7 million, adjusted by certain non-cash and working capital items, including (i) a decline in prepayments and other receivables of US$1.5 million, (ii) share-based compensation of US$0.6 million, offset by (iii) a decline in accruals and other payables of US$1.3 million.

For the year ended December 31, 2024, we had net cash used in operating activities of US$52.7 million, which was primarily attributable to the net loss from continuing operations of US$49.7 million, adjusted by certain non-cash and working capital items, including (i) the settlement of TJBio Hangzhou repurchase obligations of US$12.4 million, offset by (ii) changes in the fair value related to the extinguishment of certain put right liabilities of US$13.9 million and (iii) share-based compensation of US$1.9 million.

For the year ended December 31, 2023, we had net cash used in operating activities of US$72.7 million, which was primarily attributable to the net loss from continuing operations of US$82.2 million, adjusted by certain non-cash and working capital items, including (i) the impairment of goodwill of US$23.0 million, (ii) equity in loss of affiliates of US$11.4 million, (iii) share-based compensation of US$10.2 million, offset by (iv) a decrease in accruals and other payables of US$35.7 million.

Net Cash Used in Investing Activities

For the six months ended June 30, 2025, we had net cash generated from investing activities of US$105.0 million, which was primarily attributable to the proceeds from the disposal of short-term and other investments of US$154.9 million, partially offset by the purchase of short-term and other investments of US$50.0 million.

For the year ended December 31, 2024, we had net cash used in investing activities of US$136.0 million, primarily attributable to the purchase of short-term and other investments of US$194.7 million and the purchase of available-for-sale debt securities of US$51.1 million, partially offset by the proceeds from the disposal of short-term and other investments of US$109.8 million.

For the year ended December 31, 2023, we had net cash used in investing activities of US$15.2 million, primarily attributable to the purchase of short-term and other investments of US$100.0 million, partially offset by the proceeds from disposal of short-term and other investments of US$85.0 million.

Net Cash (Used in)/From Financing Activities

For the six months ended June 30, 2025, we had net cash used in financing activities of nil.

For the year ended December 31, 2024, we had net cash used in financing activities of US$0.3 million, primarily attributable to the payment for stock repurchases of US$0.3 million.

For the year ended December 31, 2023, we had net cash used in financing activities of US$8.2 million, primarily attributable to the payment for stock repurchases of US$8.6 million offset by proceeds from the exercise of stock options of US$0.4 million.

FINANCIAL INFORMATION

CASH OPERATING COSTS

The following table sets forth our cash operating costs for the periods indicated:

	For the year ended December 31,		For the six months ended June 30,
	2023	2024	2025
	(in US$ thousands)
			(unaudited)
Costs relating to research and development of our Core Product
Clinical trials and studies	9,140	6,064	2,843
Others	169	2,729	423

Subtotal	9,309	8,793	3,266

Costs relating to research and development of our other drug candidates
Clinical trials and studies	862	1,959	15
Others	175	420	7

Subtotal	1,037	2,379	22

Total	10,346	11,172	3,288

Labor costs for R&D staff	7,640	7,049	2,840
Labor costs for non-R&D staff	7,225	5,707	2,009

INDEBTEDNESS

As of December 31, 2023 and 2024, June 30, 2025, and September 30, 2025, being the most recent practicable date for determining our indebtedness, except as disclosed in the table below, we did not have any material indebtedness.

	As of December 31,		As of June 30,	As of September 30,
	2023	2024	2025	2025
	(in US$ thousands)
			(unaudited)	(unaudited)
Current
Operating lease liabilities	626	816	853	872
Put right liabilities	13,852	—	—	—

Non-current
Operating lease liabilities	3,261	3,066	2,628	2,403

Total	17,739	3,882	3,481	3,275

Except as discussed above, we did not have any other material mortgages, charges, debentures, loan capital, debt securities, loans, bank overdrafts or other similar indebtedness, finance lease or hire purchase commitments, liabilities under acceptances (other than normal trade bills), acceptance credits, which are

FINANCIAL INFORMATION

either guaranteed, unguaranteed, secured or unsecured, or guarantees or other contingent liabilities as of the Latest Practicable Date.

Our Directors confirm that there have been no material changes in our indebtedness since September 30, 2025, up to the date of this document.

CAPITAL EXPENDITURES

In 2023 and 2024 and the six months ended June 30, 2025, we incurred capital expenditures of US$48 thousand, US$48 thousand and US$7 thousand, respectively, primarily in connection with the intangible assets and purchase of property, equipment and software. These purchases were primarily for our R&D and business operation.

We plan to finance our future capital expenditures primarily with our existing cash and cash equivalents.

CONTRACTUAL COMMITMENTS

Capital Commitments

During the Track Record Period, we did not have any material capital commitment.

Lease Commitments

Our operating lease commitments range from approximately 3 to 7 years lease terms, with a total commitment amount of US$7.0 million, US$4.4 million and US$3.9 million as of December 31, 2023, 2024 and June 30, 2025, respectively.

CONTINGENT LIABILITIES

As of December 31, 2023 and 2024 and June 30, 2025, we did not have any contingent liabilities. Our Directors confirm that there has been no material change in our contingent liabilities since June 30, 2025 to the date of this document.

OFF-BALANCE SHEET COMMITMENTS AND ARRANGEMENTS

We did not have, during the years or periods presented, and we do not currently have, any off-balance sheet arrangements such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our balance sheets.

FINANCIAL INFORMATION

KEY FINANCIAL RATIOS

The following table set forth our key financial ratios as of the dates indicated:

	As of December 31,		As of June 30,
	2023	2024	2025
Current ratio (1)	5.7	20.9	22.8

Notes:

(1)	Current ratio represents current assets divided by current liabilities as of the same date.

RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS

It should be noted that the consolidated financial statements included in Appendix I to the Listing Application are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS Accounting Standards. Available-for-sale debt securities, investments in TJBio HangZhou ordinary shares, TJBio Hangzhou gain contingency, and leases are the four material reconciling items.

FINANCIAL INFORMATION

The effects of material differences between our consolidated financial statements prepared under U.S. GAAP and IFRS Accounting Standards are as follows:

Reconciliation of Consolidated Statements of Comprehensive Income/(Loss)

	For the year ended December 31, 2023
	Amounts under U.S. GAAP	IFRS Adjustments	Amounts under IFRS
	(in US$ thousands)
		Leases(ii)

Revenues
Licensing and collaboration revenue	$632	$–	$632

Total revenues	632	–	632
Expenses
Research and development expenses	(21,448)	–	(21,448)
Administrative expenses	(28,160)	358	(27,802)
Impairment of goodwill	(23,041)	–	(23,041)

Total expenses	(72,649)	358	(72,291)

Loss from operations	(72,017)	358	(71,659)
Interest income	9,294	(155)	9,139
Other expenses, net	(8,090)	–	(8,090)
Equity in loss of affiliates	(11,404)	–	(11,404)

Loss from continuing operations before income tax expense	(82,217)	203	(82,014)

Income tax expense	–	–	–

Loss from continuing operations	$(82,217)	$203	$(82,014)

Discontinued operations:
Loss from operations of discontinued operations	$(125,512)	$–	$(125,512)
Income tax expense	–	–	–
Gain on sale of discontinued operations	–	–	–

Loss from discontinued operations	$(125,512)	$–	$(125,512)
Net loss	$(207,729)	$203	$(207,526)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of tax	5,605	–	5,605

Total comprehensive loss	$(202,124)	$203	$(201,921)

FINANCIAL INFORMATION

	For the year ended December 31, 2024
	Amounts under U.S. GAAP	IFRS Adjustments				Amounts under IFRS
		(in US$ thousands)
		AFS Debt Securities(i)	Leases(ii)	Investments in TJBio Hangzhou ordinary Shares(iii)	TJBio Hangzhou Gain Contingency(iv)

Revenues
Licensing and collaboration revenue	$–	$–	$–	$–	$–	$–

Total revenues	–	–	–	–	–	–
Expenses
Research and development expenses	(21,770)	–	–	–	–	(21,770)
Administrative expenses	(29,656)	–	100	–	–	(29,556)

Total expenses	(51,426)	–	100	–	–	(51,326)

Loss from operations	(51,426)	–	100	–	–	(51,326)
Interest income	7,486	–	(206)	–	–	7,280
Other expenses, net	(4,718)	(8,168)	(56)	6,328	–	(6,614)
Equity in loss of affiliates	(1,038)	–	–	–	–	(1,038)

Loss from continuing operations before income tax expense	(49,696)	(8,168)	(162)	6,328	–	(51,698)

Income tax expense	–	–	–	–	–	–

Loss from continuing operations	$(49,696)	$(8,168)	$(162)	$6,328	$–	$(51,698)

Discontinued operations:
Loss from operations of discontinued operations	$(6,898)	$–	$–	$–	$3,985	$(2,913)
Income tax expense	–	–	–	–	–	–
Gain on sale of discontinued operations	34,364	–	–	–	18,858	53,222

Gain from discontinued operations	$27,466	$–	$–	$–	$22,843	$50,309
Net loss	$(22,230)	$(8,168)	$(162)	$6,328	$22,843	$(1,389)
Other comprehensive income (loss):
Unrealized loss on available-for-sale debt securities, net of tax	(8,168)	8,168	–	–	–	–
Changes in fair value of ordinary share equity instruments	–	–	–	(1,790)	–	(1,790)
Foreign currency translation adjustments, net of tax	1,781	–	–	–	–	1,781

Total comprehensive loss	$(28,617)	$–	$(162)	$4,538	$22,843	$(1,398)

FINANCIAL INFORMATION

(Unaudited)	For the six months ended June 30, 2024
	Amounts under U.S. GAAP	IFRS Adjustments			Amounts under IFRS
		(in US$ thousands)
		Leases(ii)	Investments in TJBio Hangzhou ordinary Shares(iii)	TJBio Hangzhou Gain Contingency(iv)
Revenues
Licensing and collaboration revenue	$–	$–	$–	$–	$–

Total revenues	–	–	–	–	–
Expenses
Research and development expenses	(11,265)	–	–	–	(11,265)
Administrative expenses	(14,378)	70	–	–	(14,308)

Total expenses	(25,643)	70	–	–	(25,573)

Loss from operations	(25,643)	70	–	–	(25,573)
Interest income	2,840	(110)	–	–	2,730
Other income, net	5,481	–	4,115	–	9,596
Equity in loss of affiliates	(1,038)	–	–	–	(1,038)

Loss from continuing operations before income tax expense	(18,360)	(40)	4,115	–	(14,285)
Income tax expense	–	–	–	–	–

Loss from continuing operations	$(18,360)	$(40)	$4,115	$–	$(14,285)

Discontinued operations:
Loss from operations of discontinued operations	$(6,898)	$–	$–	$–	$(6,898)
Income tax expense	–	–	–	–	–
Gain on sale of discontinued operations	34,364	–	–	18,858	53,222

Gain from discontinued operations	$27,466	$–	$–	$18,858	$46,324
Net income	$9,106	$(40)	$4,115	$18,858	$32,039
Other comprehensive income (loss):
Changes in fair value of ordinary share equity instruments	–	–	(71)	–	(71)
Foreign currency translation adjustments, net of tax	746	–	–	–	746

Total comprehensive income	$9,852	$(40)	$4,044	$18,858	$32,714

FINANCIAL INFORMATION

(Unaudited)	For the six months ended June 30, 2025
	Amounts under U.S. GAAP	IFRS Adjustments				Amounts under IFRS
		(in US$ thousands)
		AFS Debt Securities(i)	Leases(ii)	Investments in TJBio Hangzhou Ordinary Shares(iii)	TJBio Hangzhou Gain Contingency(iv)
Revenues
Licensing and collaboration revenue	$–	$–	$–	$–	$–	$–

Total revenues	–	–	–	–	–	–
Expenses
Research and development expenses	(4,071)	–	–	–	–	(4,071)
Administrative expenses	(8,309)	–	32	–	–	(8,277)

Total expenses	(12,380)	–	32	–	–	(12,348)

Loss from operations	(12,380)	–	32	–	–	(12,348)
Interest income	3,672	–	(88)	–	–	3,584
Other income, net	54	3,644	(10)	–	–	3,688

Loss from continuing operations before income tax expense	(8,654)	3,644	(66)	–	–	(5,076)

Income tax expense	–	–	–	–	–	–

Discontinued operations:
Gain from operations of discontinued operations	$–	$–	$–	$–	$2,062	$2,062
Income tax expense	–	–	–	–	–	–

Gain from discontinued operations	$–	$–	$–	$–	$2,062	$2,062

Net loss	$(8,654)	$3,644	$(66)	$–	$2,062	$(3,014)
Other comprehensive income (loss):
Unrealized loss on available-for-sale debt securities, net of tax	3,644	(3,644)	–	–	–	–
Changes in fair value of ordinary share equity instruments	–	–	–	607	–	607
Foreign currency translation adjustments, net of tax	11	–	–	–	–	11

Total comprehensive loss	$(4,999)	$–	$(66)	$607	$2,062	$(2,396)

FINANCIAL INFORMATION

Reconciliation of Consolidated Balance Sheets

	As of December 31, 2023
	Amounts under U.S. GAAP	Discontinued Operations Adjustment(v)	IFRS Adjustments	Amounts under IFRS
	(in US$ thousands)
			Leases(ii)
Assets
Current assets
Cash and cash equivalents	$291,506	$10,843	$–	$302,349
Short-term investments	20,221	–	–	20,221
Prepayments and other receivables	2,503	4,839	–	7,342
Current assets of discontinued operations	15,682	(15,682)	–	–

Total current assets	329,912	–	–	329,912
Long-term restricted cash	–	8,318	–	8,318
Property, equipment and software	1,777	3,378	–	5,155
Operating lease right-of-use assets	3,777	2,774	(6,551)	–
Right-of-use assets	–	–	6,701	6,701
Equity method investments	–	1,706	–	1,706
Intangible assets	–	16,676	–	16,676
Other non-current assets	248	356	–	604
Non-current assets of discontinued operations	33,208	(33,208)	–	–

Total assets	$368,922	$–	$150	$369,072

Liabilities and shareholders’ equity
Current liabilities
Accruals and other payables	$7,849	$42,973	$–	$50,822
Short-term bank borrowings	–	4,231	–	4,231
Operating lease liabilities, current	626	2,465	(3,091)	–
Lease liabilities, current	–	–	3,091	3,091
Current liabilities of discontinued operations	49,669	(49,669)	–	–

Total current liabilities	58,144	–	–	58,144
Put right liabilities, non-current	13,852	–	–	13,852
Operating lease liabilities, non-current	3,261	–	(3,261)	–
Lease liabilities, non-current	–	–	3,261	3,261
Contract liabilities, non-current	–	41,245	–	41,245
Other non-current liabilities	106	9,730	–	9,836
Non-current liabilities of discontinued operations	50,975	(50,975)	–	–

Total liabilities	126,338	–	–	126,338

Commitments and contingencies
Shareholders’ equity
Ordinary shares ($0.0001 par value, 800,000,000 shares authorized as of December 31, 2024 and 2023; 187,452,495 and 185,613,662 shares issued and outstanding as of December 31, 2024 and 2023, respectively)	19	–	–	19
Treasury stock	(8,007)	–	–	(8,007)
Additional paid-in capital	1,474,610	–	–	1,474,610
Accumulated other comprehensive income	39,771	–	–	39,771
Accumulated deficit	(1,263,809)	–	150	(1,263,659)

Total shareholders’ equity	242,584	–	150	242,734

Total liabilities and shareholders’ equity	$368,922	$–	$150	$369,072

FINANCIAL INFORMATION

	As of December 31, 2024
	Amounts under U.S. GAAP	IFRS Adjustments				Amounts under IFRS
		(in US$ thousands)
		AFS Debt Securities(i)	Leases(ii)	Investments in TJBio Hangzhou Ordinary Shares(iii)	TJBio Hangzhou Gain Contingency(iv)
Assets
Current assets
Cash and cash equivalents	$68,263	$–	$–	$–	$–	$68,263
Short-term investments	105,135	–	–	–	–	105,135
Prepayments and other receivables	3,295	–	612	–	–	3,907

Total current assets	176,693	–	612	–	–	177,305
Property, equipment and software	201	–	–	–	–	201
Operating lease right-of-use assets	3,597	–	(3,597)	–	–	–
Right-of-use assets	–	–	1,496	–	–	1,496
Financial asset at FVTPL	–	–	–	–	22,842	22,842
Investments at fair value, available-for-sale debt securities (amortized cost of $38,727)	30,824	–	–	–	–	30,824
Other non-current assets	1,365	–	1,477	4,538	–	7,380

Total assets	$212,680	$–	$(12)	$4,538	$22,842	$240,048

Liabilities and shareholders’ equity
Current liabilities
Accruals and other payables	$7,638	$–	$–	$–	$–	$7,638
Operating lease liabilities, current	816	–	(816)	–	–	–
Lease liabilities, current	–	–	816	–	–	816

Total current liabilities	8,454	–	–	–	–	8,454
Operating lease liabilities, non-current	3,066	–	(3,066)	–	–	–
Lease liabilities, non-current	–	–	3,066	–	–	3,066

Total liabilities	11,520	–	–	–	–	11,520

Commitments and contingencies
Shareholders’ equity
Ordinary shares ($ 0.0001 par value, 800,000,000 shares authorized as of December 31, 2024 and 2023; 187,452,495 and 185,613,662 shares issued and outstanding as of December 31, 2024 and 2023, respectively)	19	–	–	–	–	19
Treasury stock	(6,225)	–	–	–	–	(6,225)
Additional paid-in capital	1,460,021	–	–	–	–	1,460,021
Accumulated other comprehensive income	33,384	8,168	–	(1,790)	–	39,762
Accumulated deficit	(1,286,039)	(8,168)	(12)	6,328	22,842	(1,265,049)

Total shareholders’ equity	201,160	–	(12)	4,538	22,842	228,528

Total liabilities and shareholders’ equity	$212,680	$–	$(12)	$4,538	$22,842	$240,048

FINANCIAL INFORMATION

(Unaudited)	As of June 30, 2025
	Amounts under U.S. GAAP	IFRS Adjustments				Amounts under IFRS
		(in US$ thousands)
		AFS Debt Securities(i)	Leases(ii)	Investments in TJBio Hangzhou Ordinary Shares(iii)	TJBio Hangzhou Gain Contingency(iv)
Assets
Current assets
Cash and cash equivalents	$165,404	$–	$–	$–	$–	$165,404
Short-term investments	210	–	–	–	–	210
Prepayments and other receivables	2,026	–	568	–	–	2,594

Total current assets	167,640	–	568	–	–	168,208
Property, equipment and software	172	–	–	–	–	172
Operating lease right-of-use assets	3,209	–	(3,209)	–	–	–
Right-of-use assets	–	–	1,374	–	–	1,374
Financial asset at FVTPL	–	–	–	–	24,904	24,904
Investments at fair value, available-for-sale debt securities (amortized cost of $38,727)	34,468	–	–	–	–	34,468
Other non-current assets	1,219	–	1,189	5,145	–	7,553

Total assets	$206,708	$–	$(78)	$5,145	$24,904	$236,679

Liabilities and shareholders’ equity
Current liabilities
Accruals and other payables	$6,494	$–	$–	$–	$–	$6,494
Operating lease liabilities, current	853	–	(853)	–	–	–
Lease liabilities, current	–	–	853	–	–	853

Total current liabilities	7,347	–	–	–	–	7,347
Operating lease liabilities, non-current	2,628	–	(2,628)	–	–	–
Lease liabilities, non-current	–	–	2,628	–	–	2,628

Total liabilities	9,975	–	–	–	–	9,975

Commitments and contingencies
Shareholders’ equity
Ordinary shares ($ 0.0001 par value, 800,000,000 shares authorized as of December 31, 2024 and 2023; 187,452,495 and 185,613,662 shares issued and outstanding as of December 31, 2024 and 2023, respectively)	19	–	–	–	–	19
Treasury stock	(5,609)	–	–	–	–	(5,609)
Additional paid-in capital	1,459,977	–	–	–	–	1,459,977
Accumulated other comprehensive income	37,039	4,524	–	(1,183)	–	40,380
Accumulated deficit	(1,294,693)	(4,524)	(78)	6,328	24,904	(1,268,063)

Total shareholders’ equity	196,733	–	(78)	5,145	24,904	226,704

Total liabilities and shareholders’ equity	$206,708	$–	$(78)	$5,145	$24,904	$236,679

FINANCIAL INFORMATION

(i) Available-for-sale debt securities

Under U.S. GAAP, the preferences shares of TJBio Hangzhou held by the Company are classified as available-for-sale debt securities. The debt securities are measured at fair value with changes recognized in other comprehensive income (FVOCI).

Under IFRS Accounting Standards, the preference shares of TJBio Hangzhou are classified as financial assets measured at fair value with changes recognized in profit or loss (FVPL) because they do not meet the Solely Payments of Principal and Interest (SPPI) criterion and also do not meet the definition of equity instruments form the perspective of the issuer.

Under both U.S. GAAP and IFRS Accounting Standards, the fair value of the preference shares of TJBio Hangzhou is determined by a valuation model utilizing unobservable inputs which require significant judgement and estimates. Under both accounting standards, the same inputs, parameters and methodologies regarding the valuation are applied.

(ii) Leases

Under U.S. GAAP, for operating leases, the amortization of right-of-use assets and the interest expense element of lease liabilities are recorded together as lease expenses, which results in a straight-line recognition effect in profit or loss.

Under IFRS, the right-of-use assets are generally depreciated on a straight-line basis while the interest expense related to the lease liabilities are measured under the effective interest method, which results in higher expenses in earlier periods and lower expenses in later periods. The amortization of the right-of-use assets is recorded as lease expense and the interest expense is required to be presented in separate line item. Under IFRS, a net investment asset for the present value of future sublease receipts is recognized in other receivables and other non-current assets.

(iii) Investment in TJBio Hangzhou ordinary shares

Under U.S. GAAP, the ordinary shares of TJBio Hangzhou held by the Company are equity instruments measured at carrying value.

Under IFRS Accounting Standards, the ordinary shares in TJBio Hangzhou held by the Company meet the defition of financial assets and as equity instruments from the perspective of the issuer. The Company has elected to designate the investment in ordinary shares as financial assets measured as FVOCI.

Under IFRS Accounting Standards, the fair value of the ordinary shares is determined by a valuation model utilizing unobservable inputs which require significant judgment and estimates.

(iv) TJBio Hangzhou gain contingency

Under U.S. GAAP, the contingent consideration for the sale of TJBio Hangzhou meets the definition of a derivative, however, it is also within the scope exceptions of ASC 815 and is as such not accounted for as a derivative.

FINANCIAL INFORMATION

Instead Management made an accounting policy choice to measure the payments as a gain contingency in accordance with ASC 450. Under IFRS, the milestone payments meet the definition of a financial asset measured at FVPL. The fair value of the asset is determined by taking into account the time value of money, the expected cash flows and the likelihood of the occurrence of the cash flows. This measurement is updated at each reporting date and changes in the fair value of the financial asset for the contingent consideration is recognized in the statement of profit or loss.

(v)	Discontinued Operations Adjustments

I-Mab Shanghai met the criteria for classification as a discontinued operation after as of April 2, 2024. Under U.S. GAAP, the assets and liabilities of I-Mab Shanghai as of December 31, 2023 were presented as held for sale. Under IFRS Accounting Standards, the assets and liabilities of I-Mab Shanghai as of December 31, 2023 were not presented as held for sale.

MATERIAL RELATED PARTY TRANSACTIONS

We did not have any material related party transactions during the Track Record Period. See note 18 in the Accountant’s Report set out in Appendix I to the Listing Application for details on our transactions with related parties during the Track Record Period.

HOLDING COMPANY STRUCTURE

We are a holding company with no material operations of its own. Following the divestiture of our Greater China assets and business operations, we currently conduct our operations primarily through our subsidiary in the United States and only a small portion of business operations in China through our PRC subsidiary. As a result, our ability to pay dividends depends upon dividends paid by our U.S. and PRC subsidiaries. In the event that we may rely on dividends paid by our PRC subsidiary, there are certain limitations imposed by debt instruments or PRC laws, rules and regulations.

DISTRIBUTABLE RESERVES

As of June 30, 2025, we did not have any distributable reserves.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Our activities expose us to a variety of financial risks: market risk (including foreign exchange, cash flow and fair value interest rate risk), credit risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance. Risk management is carried out by our management.

Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

FINANCIAL INFORMATION

Foreign Exchange Risk

Foreign exchange risk arises when future commercial transactions or recognized assets and liabilities are denominated in a currency that is not our entities’ functional currency. A significant portion of our expenses are denominated in U.S. dollars, a small portion of our expenses are denominated in US$, and most of our assets and liabilities are denominated in U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of our investors’ investments in our ADSs will be affected by the exchange rate between U.S. dollar and other currencies of the jurisdictions where our contractors locate, because we need to incur expenses in local currencies, while our ADSs will be traded in U.S. dollars.

Other currencies have fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or government policies may impact the exchange rate between the U.S. dollar and other currencies in the future.

To the extent that we need to convert U.S. dollars into other currencies for our operations, appreciation of these currencies against the U.S. dollar would have an adverse effect on the converted amount of the other currencies. Conversely, if we decide to convert other currencies into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against these currencies would have a negative effect on the U.S. dollar amounts available to us. A decline in the value of other currencies against the U.S. dollar could reduce the U.S. dollar equivalent of our financial results, the value of our investors’ investments in our company and the dividends that we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADS.

Cash Flow and Fair Value Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

Credit risk

Credit risk arises from the carrying amounts of cash, cash equivalents and short-term investments. The carrying amounts of cash, cash equivalents and short-term investments represent the maximum amount of loss due to credit risk. We mainly place or invest cash, cash equivalents and short-term investments with financial institutions in the United States. We do not believe that our cash, cash equivalents and short-term investments have significant risk of default or illiquidity, and we will continually monitor the credit worthiness of these financial institutions. While we believe our cash, cash equivalents and short-term investments do not contain excessive risk, future investments may be subject to adverse changes in market value.

FINANCIAL INFORMATION

Liquidity risk

We aim to maintain sufficient cash and cash equivalents. Due to the dynamic nature of the underlying businesses, our policy is to regularly monitor our liquidity risk and to maintain adequate cash and cash equivalents to meet our liquidity requirements.

DIVIDENDS

We did not declare or pay dividends on our Shares during the Track Record Period. We currently expect to retain all future earnings for use in operation and expansion of our business, and do not anticipate paying cash dividends in the foreseeable future. Our Board has complete discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law. In addition, our Shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Board. Even if our Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board. Currently, we do not have any dividend policy or intention to declare or pay any dividends in the near future. As advised by our legal advisor as to Cayman Islands law, notwithstanding that we may have accumulated losses, we may declare dividend (a) out of profits of the Company, if the Company has sufficient profits, realized or unrealized, unless such is contrary to the accounting principles adopted by us or (b) out of the share premium of the Company if following the date on which the dividend is proposed to be paid, we are able to pay our debts as they fall due in the ordinary course of business. In determining whether to declare a dividend, our Board will need to be satisfied that the declaration of dividend is in the best interest of the Company and may make provision for losses. [REDACTED] should not purchase our Shares with the expectation of receiving cash dividends.

[REDACTED]

[REDACTED] to be borne by us are estimated to be approximately HK$[REDACTED] million (assuming an [REDACTED] of HK$[REDACTED] per [REDACTED] for both [REDACTED] and [REDACTED], and assuming the [REDACTED] is not exercised), representing approximately [REDACTED]% of the estimate [REDACTED] from the [REDACTED] assuming no Shares are issued pursuant to the [REDACTED]. The [REDACTED] expenses consist of (i) [REDACTED]-related expenses of approximately HK$[REDACTED] million, and (ii) non-[REDACTED]-related expenses of approximately HK$[REDACTED] million, comprising (a) fees and expenses of our legal advisors and reporting accountant of approximately HK$[REDACTED] million, and (b) other fees and expenses of approximately HK$[REDACTED] million. During the Track Record Period, we did not record [REDACTED] expenses. The [REDACTED] expenses above are the latest practicable estimate for reference only, and the actual amount may differ from this estimate.

[REDACTED]

FINANCIAL INFORMATION

NO MATERIAL ADVERSE CHANGE

Our Directors confirm that, up to the date of this document, there has been no material adverse change in our financial or trading position or prospects since June 30, 2025, which is the end date of the periods reported on in the Accountant’s Report included in Appendix I to the Listing Application, and there is no event since June 30, 2025 that would materially affect the information as set out in the Accountant’s Report included in Appendix I to the Listing Application.

DISCLOSURE UNDER RULES 13.13 TO 13.19 OF THE LISTING RULES

Our Directors confirm that, as of the Latest Practicable Date, they were not aware of any circumstance that would give rise to a disclosure requirement under Rules 13.13 to 13.19 of the Listing Rules.

SHARE INCENTIVE PLANS

As of the Latest Practicable Date, the Company had adopted nine Share Incentive Plans, seven of which are Predecessor Plans pursuant to which no further awards may be granted. The remaining two plans, being the 2025 Plan and the 2025 Scheme, remain available for future grants. Save for the 2025 Scheme, which is compliant with Chapter 17 of the Listing Rules, the other Share Incentive Plans are not subject to Chapter 17 of the Listing Rules and no awards will be granted thereunder following the [REDACTED].

1. The Predecessor Plans

The Predecessor Plans comprise the 2017 Plan, the 2018 Plan, the 2019 Plan, the 2020 Plan, the 2021 Plan, the 2022 Plan and the 2024 Plan. While no further awards may be granted under any of these Predecessor Plans as of the Latest Practicable Date, all awards granted and outstanding thereunder shall remain in full force and effect and continue to be governed by their respective terms. A summary of the principal terms of the Predecessor Plans is set out below:

	The 2017 Plan	The 2018 Plan	The 2019 Plan	The 2020 Plan	The 2021 Plan	The 2022 Plan	The 2024 Plan

Adoption Date	October 1, 2017 (as last amended and restated on December 25, 2019)	February 22, 2019 (as last amended on December 25, 2019)	October 29, 2019	July 15, 2020	May 28, 2021	June 17, 2022	May 30, 2024

Maximum Number of Shares under the Plan	9,609,084 Shares, subject to certain adjustments	11,005,888 Shares, subject to certain adjustments	100,000 Shares	10,760,513 Shares	12,023,618 Shares	13,148,594 Shares	12,508,276 Shares, subject to certain adjustments

Types of Awards	Options	Options	Options, restricted shares, restricted share units or other types of awards approved by the Board	Options, restricted shares, restricted share units or other share-based awards

Plan Administration	The Board determines, among other things, the participants to receive options, the number and subscription price of options to be granted to each participant, and the terms and conditions of each option granted.		The committee or the Board, as applicable, determines the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.	The Board or one or more committees or subcommittees of the Board administer the plan and determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.		The Board or any delegated authorized officer administers the plan and determines the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

SHARE INCENTIVE PLANS

	The 2017 Plan	The 2018 Plan	The 2019 Plan	The 2020 Plan	The 2021 Plan	The 2022 Plan	The 2024 Plan

Eligible Participants	Employees, officers, Directors, contractors, advisors and consultants of the Company	Employees or if approved by the Board, designee of any employee	Independent Directors of the Company	Employees, Directors and consultants of the Company, subject to certain restrictions		Employees, Directors, consultants and other service providers of the Company, subject to certain restrictions

Vesting Schedule	Unless otherwise approved by the Board, a cliff vesting 50% on the second anniversary of the applicable vesting commencement date, and a vesting of the remaining 50% on the third anniversary of the applicable vesting commencement date.	Unless otherwise approved by the Board of, a cliff vesting 50% on the first anniversary of the applicable vesting commencement date, and a vesting of the remaining 50% on the second anniversary of the applicable vesting commencement date.	In general, the plan administrator determines the vesting schedule, which is specified in the award agreement.	The options and restricted share units will vest according to the schedules specified in the plan, unless otherwise determined by the plan administrator. The vesting schedule of other share-based awards should be determined by the plan administrator, which is specified in the award agreement.		The plan administrator determines conditions and the time or times at which options and restricted share units may be exercised in whole or part. The vesting schedule of other share-based awards should be determined by the plan administrator, which is specified in the award agreement.

Exercise of Options	The Board determines the subscription price for each option, which is stated in the offer letter. The vested portion of each option will expire if not exercised prior to the time as the Board determines at the time of its grant. However, the maximum exercisable term is ten years from the applicable vesting commencement date or such shorter period specified in the award agreement.		The plan administrator determines the exercise price for each award, which is stated in the award agreement. However, the maximum exercisable term is ten years from the date of grant.	The plan administrator determines the exercise price for each award, which is stated in the award agreement. However, the maximum exercisable term is ten years from the date of grant.		The plan administrator determines the price, conditions and time(s) for exercising each award, which is stated in the award agreement. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions	Options may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the plan or the offer letter or otherwise determined by the Board.		Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the plan or the award agreement or otherwise determined by the plan administrator.	Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the plan or the award agreement or otherwise determined by the plan administrator.

SHARE INCENTIVE PLANS

	The 2017 Plan	The 2018 Plan	The 2019 Plan	The 2020 Plan	The 2021 Plan	The 2022 Plan	The 2024 Plan

Termination and Amendment	The Board has the authority to amend, suspend or terminate the plan, subject to the limitations of applicable laws.		The Board has the authority to terminate, amend, suspend or modify the plan in accordance with the Articles of Association.	The Board has the authority to terminate, amend or modify the plan in accordance with the Articles of Association.

The table below shows the details of awards granted to Directors, senior management, and core research and development team members of our Company under the Predecessor Plans that are outstanding as of the Latest Practicable Date:

Options granted under the Predecessor Plans

Name	Title	Address	Plans	Number of ADS underlying the outstanding options granted as of the Latest Practicable Date	Exercise Price (per ADS)	Date of grant	Exercise period	Vesting period	Total Shares underlying the outstanding options(13)	Approximate percentage of issued Shares immediately after the [REDACTED](14)
					(US$)
Directors

Xi-Yong (Sean) Fu	Director and Chief Executive Officer	68 Rolling Lane, Weston, Massachusetts 02493-2439, USA	2024 Plan	1,245,000	1.07	November 1, 2024	Ten (10) years from date of grant	Note 3

Subtotal				1,245,000					2,863,500	[REDACTED	]

Sean Cao	Director and Chief Business Development Officer	56 Cynthia Road, Newton, Massachusetts 02459-2834, USA	2024 Plan	85,170	1.17	May 28, 2025	Ten (10) years from date of grant	Note 7

Subtotal				85,170					195,891	[REDACTED	]

Chun Kwok Alan Au	Independent Directors	Flat 2401, 24/F, Block C, Mount Parker Lodge, Quarry Bay, Hong Kong	2024 Plan	114,093	1.22	October 1, 2024	Ten (10) years from date of grant	Note 2

Subtotal				114,093					262,414	[REDACTED	]

Conor Chia-hung Yang	Independent Directors	Flat C, 32/F, Tower 2, Upper Riverbank, 11 Muk Tai Street, Kowloon, Hong Kong	2024 Plan	114,093	1.22	October 1, 2024	Ten (10) years from date of grant	Note 2

Subtotal				114,093					262,414	[REDACTED	]

Senior management

Phillip Dennis	Chief Medical Officer	2327 Daniels Road Ellicott City, Maryland 21043 USA	2024 Plan 2024 Plan	494,510 186,300	1.82 1.05	June 17, 2024 September 3, 2024	Ten (10) years from date of grant	Note 5 Note 6

SHARE INCENTIVE PLANS

Name	Title	Address	Plans	Number of ADS underlying the outstanding options granted as of the Latest Practicable Date	Exercise Price (per ADS)	Date of grant	Exercise period	Vesting period	Total Shares underlying the outstanding options(13)	Approximate percentage of issued Shares immediately after the [REDACTED](14)
					(US$)

Subtotal				680,810					1,565,863	[REDACTED	]

Claire Xu	Senior Vice President, Clinical Development	6436 Bannockburn Drive Bethesda, Maryland 20817 USA	2021 Plan 2020 Plan 2022 Plan 2024 Plan 2024 Plan	22,900 43,690 57,660 146,865 52,165	60.70 21.15 5.55 1.74 1.05	July 27, 2021 March 4, 2022 January 4, 2023 May 30, 2024 September 3, 2024	Ten (10) years from date of grant	Note 3 Note 4 Note 3 Note 5 Note 6

Subtotal				323,280					743,544	[REDACTED	]
Core R&D Team Members

Peter Sabbatini	Senior Director, Clinical Biomarkers	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2021 Plan 2022 Plan 2024 Plan 2024 Plan	6,620 10,090 38,460 24,240	21.15 5.55 1.74 1.05	March 4, 2022 January 4, 2023 May 30, 2024 September 3, 2024	Ten (10) years from date of grant	Note 3 Note 3 Note 5 Note 6

Subtotal				79,410					182,643	[REDACTED	]

Xuejun Liu	Executive Director, Translational Medicine	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2021 Plan 2020 Plan 2022 Plan 2024 Plan 2024 Plan	2,430 11,580 28,830 54,950 40,320	60.70 21.15 5.55 1.74 1.05	July 27, 2021 March 4, 2022 January 4, 2023 May 30, 2024 September 3, 2024	Ten (10) years from date of grant	Note 3 Note 4 Note 3 Note 5 Note 6

Subtotal				138,110					317,653	[REDACTED	]

Elizabeth Lindner	Executive Director, Clinical Operations	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2021 Plan, 2020 Plan 2022 Plan 2024 Plan 2024 Plan	5,610 21,410 30,270 60,290 42,420	60.70 21.15 5.55 1.74 1.05	July 27, 2021 March 4, 2022 January 4, 2023 May 30, 2024 September 3, 2024	Ten (10) years from date of grant	Note 3 Note 4 Note 3 Note 5 Note 6

Subtotal				160,000					368,000	[REDACTED	]

Total				2,939,966					6,761,922	[REDACTED	]

RSUs granted under the Predecessor Plans

Name	Title	Address	Plans	Number of ADS underlying the outstanding RSUs granted as of the Latest Practicable Date	Date of grant	Vesting period	Total Shares underlying the outstanding RSUs(13)	Approximate percentage of issued Shares immediately after the [REDACTED](14)
Directors

Xi-Yong (Sean) Fu	Director and Chief Executive Officer	68 Rolling Lane, Weston, Massachusetts 02493-2439, USA	2024 Plan	1,245,000	November 1, 2024	Note 13

Subtotal				1,245,000			2,863,500	[REDACTED]

Sean Cao	Director and Chief Business Development Officer	56 Cynthia Road, Newton, Massachusetts 02459-2834, USA	2024 Plan	82,660	May 28, 2025	Note 12

Subtotal				82,660			190,118	[REDACTED]

Senior Management

Claire Xu	Senior Vice President, Clinical Development	6436 Bannockburn Drive Bethesda, Maryland 20817 USA	2022 Plan 2024 Plan	5,405 44,873	January 4, 2023 May 30, 2024	Note 8 Note 10

Subtotal				50,278			115,639	[REDACTED]

SHARE INCENTIVE PLANS

Name	Title	Address	Plans	Number of ADS underlying the outstanding RSUs granted as of the Latest Practicable Date	Date of grant	Vesting period	Total Shares underlying the outstanding RSUs(13)	Approximate percentage of issued Shares immediately after the [REDACTED](14)
Phillip Dennis	Chief Medical Officer	2327 Daniels Rd Ellicott City, Maryland 21043 USA	2024 Plan	113,328	June 17, 2024	Note 10

Subtotal				113,328			260,653	[REDACTED]

Core R&D Team Members

Peter Sabbatini	Senior Director, Clinical Biomarkers	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2021 Plan 2022 Plan 2024 Plan	414 946 13,221	March 4, 2022 January 4, 2023 May 30, 2024	Note 9 Note 8 Note 10

Subtotal				14,581			33,536	[REDACTED]

Xuejun Liu	Executive Director, Translational Medicine	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2022 Plan 2024 Plan	2,702 18,886	January 4, 2023 May 30, 2024	Note 8 Note 10

Subtotal				21,588			49,653	[REDACTED]

Elizabeth Lindner	Executive Director, Clinical Operations	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2022 Plan 2024 Plan	2,838 20,721	January 4, 2023 May 30, 2024	Note 8 Note 10

Subtotal				23,559			54,186	[REDACTED]

Total				1,550,994			3,567,285	[REDACTED]

The table below sets out the details of the awards granted to other grantees that are not set out above under the Predecessor Plans as of the Latest Practicable Date:

Options granted under the Predecessor Plans

Name	Title	Address	Plans	Number of ADS underlying the outstanding options granted as of the Latest Practicable Date	Exercise Price (per ADS)	Date of grant	Exercise period	Vesting period	Total Shares underlying the outstanding options(13)	Approximate percentage of issued Shares immediately after the [REDACTED](14)
					(US$)
Benny Chee Chuang Tan	Executive Director, Regulatory Affairs	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2024 Plan	54,950	1.31	May 30, 2024	Ten (10) years from date of grant	Note 1

Subtotal				54,950					126,385	[REDACTED]

Christina Stanley	Associate Director, Clinical Operations	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2021 Plan 2020 Plan 2022 Plan 2024 Plan 2024 Plan	750 610 2,470 15,110 22,180	60.70 21.15 5.55 1.74 1.05	July 27, 2021 March 4, 2022 January 4, 2023 May 30, 2024 September 3, 2024	Ten (10) years from date of grant	Note 3 Note 4 Note 3 Note 5 Note 6

Subtotal				41,120					94,576	[REDACTED]

SHARE INCENTIVE PLANS

Name	Title	Address	Plans	Number of ADS underlying the outstanding options granted as of the Latest Practicable Date	Exercise Price (per ADS)	Date of grant	Exercise period	Vesting period	Total Shares underlying the outstanding options(13)	Approximate percentage of issued Shares immediately after the [REDACTED](14)
					(US$)
Christoph Ahlers	Senior Medical Director	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2024 Plan 2024 Plan	43,210 20,200	1.62 1.05	July 1, 2024 September 3, 2024	Ten (10) years from date of grant	Note 5 Note 6

Subtotal				63,410					145,843	[REDACTED]

Erin Relunia	Associate Director, Clinical Operations	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2021 Plan 2020 Plan 2022 Plan 2024 Plan 2024 Plan	1,070 870 3,530 13,740 20,160	60.70 21.15 5.55 1.74 1.05	July 27, 2021 March 4, 2022 January 4, 2023 May 30, 2024 September 3, 2024	Ten (10) years from date of grant	Note 3 Note 4 Note 3 Note 5 Note 6

Subtotal				39,370					90,551	[REDACTED]

Grace Colon Perez	Senior Manager, Quality Assurance	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2022 Plan 2024 Plan 2024 Plan	870 5,600 7,080	5.55 1.74 1.05	January 4, 2023 May 30, 2024 September 3, 2024	Ten (10) years from date of grant	Note 3 Note 5 Note 6

Subtotal				13,550					31,165	[REDACTED]

Heng Liu	Senior Director, Operations	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2021 Plan 2022 Plan 2024 Plan 2024 Plan	4,640 6,360 27,200 17,280	21.15 5.55 1.74 1.05	March 4, 2022 January 4, 2023 May 30, 2024 September 3, 2024	Ten (10) years from date of grant	Note 3 Note 3 Note 5 Note 6

Subtotal				55,480					127,604	[REDACTED]

Jennifer Harrison	Clinical Trial Assistant	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2024 Plan 2024 Plan	3,300 3,500	1.74 1.05	May 30, 2024 September 3, 2024	Ten (10) years from date of grant	Note 5 Note 6

Subtotal				6,800					15,640	[REDACTED]

Joseph Skelton	Advisor	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2024 Plan 2024 Plan	439,560 298,080	1.74 1.05	May 30, 2024 September 3, 2024	Ten (10) years from date of grant	Note 5 Note 6

Subtotal				737,640					1,696,572	[REDACTED]

SHARE INCENTIVE PLANS

Name	Title	Address	Plans	Number of ADS underlying the outstanding options granted as of the Latest Practicable Date	Exercise Price (per ADS)	Date of grant	Exercise period	Vesting period	Total Shares underlying the outstanding options(13)	Approximate percentage of issued Shares immediately after the [REDACTED](14)
					(US$)
Lishan Liu	Associate Director, Project Management	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2022 Plan 2024 Plan 2024 Plan	1,240 13,050 17,280	5.55 1.74 1.05	January 4, 2023 May 30, 2024 September 3, 2024	Ten (10) years from date of grant	Note 3 Note 5 Note 6

Subtotal				31,570					72,611	[REDACTED]

Michiru Coyne	Associate Clinical Project Manager	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2021 Plan 2020 Plan 2022 Plan 2024 Plan 2024 Plan	270 220 870 3,630 4,900	60.70 21.15 5.55 1.74 1.05	July 27, 2021 March 4, 2022 January 4, 2023 May 30, 2024 September 3, 2024	Ten (10) years from date of grant	Note 3 Note 4 Note 3 Note 5 Note 6

Subtotal				9,890					22,747	[REDACTED]

Nathan Cornett	Associate Director, SEC Reporting and Technical Accounting	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2024 Plan 2024 Plan	13,740 25,920	1.74 1.05	May 30, 2024 September 3, 2024	Ten (10) years from date of grant	Note 5 Note 6

Subtotal				39,660					91,218	[REDACTED]

Sam Svorinic	Senior Director, Corporate Controller	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2024 Plan 2024 Plan	38,460 20,200	1.74 1.05	May 30, 2024 September 3, 2024	Ten (10) years from date of grant	Note 5 Note 6

Subtotal				58,660					134,918	[REDACTED]

Shelby Delucia-Burnett	Associate Director, External Reporting	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2024 Plan	13,740	1.31	May 30, 2025	Ten (10) years from date of grant	Note 1

Subtotal				13,740					31,602	[REDACTED]

Skyla Staton-Artis	Clinical Research Associate	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2021 Plan 2022 Plan 2024 Plan 2024 Plan	710 870 3,300 4,900	21.15 5.55 1.74 1.05	March 4, 2022 January 4, 2023 May 30, 2024 September 3, 2024	Ten (10) years from date of grant	Note 3 Note 3 Note 5 Note 6

Subtotal				9,780					22,494	[REDACTED]

SHARE INCENTIVE PLANS

Name	Title	Address	Plans	Number of ADS underlying the outstanding options granted as of the Latest Practicable Date	Exercise Price (per ADS)	Date of grant	Exercise period	Vesting period	Total Shares underlying the outstanding options(13)	Approximate percentage of issued Shares immediately after the [REDACTED](14)
					(US$)
Xinzhu Cupko	Director, Human Resources	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2021 Plan 2020 Plan 2022 Plan 2024 Plan 2024 Plan	1,050 3,180 4,450 13,740 33,270	60.70 21.15 5.55 1.74 1.05	July 27, 2021 March 4, 2022 January 4, 2023 May 30, 2024 September 3, 2024	Ten (10) years from date of grant	Note 3 Note 4 Note 3 Note 5 Note 6

Subtotal				55,690					128,087	[REDACTED]

Ying Sun	Former employee	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2024 Plan 2024 Plan	4,294 15,840	1.74 1.05	May 30, 2024 September 3, 2024	Ten (10) years from date of grant	Note 5 Note 6

Subtotal				20,134					46,308	[REDACTED]

Total				1,251,444					2,878,321	[REDACTED]

RSUs granted under the Predecessor Plans

Name	Title	Address	Plans	Number of ADS underlying the outstanding RSUs granted as of the Latest Practicable Date	Date of grant	Vesting period	Total Shares underlying the outstanding RSUs(13)	Approximate percentage of issued Shares immediately after the [REDACTED] (14)

Benny Chee Chuang Tan	Executive Director, Regulatory Affairs	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2024 Plan	27,470	May 30, 2025	Note 11

Subtotal				27,470			63,181	[REDACTED]

Christina Stanley	Associate Director, Clinical Operations	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2022 Plan 2024 Plan	231 5,191	January 4, 2023 May 30, 2024	Note 8 Note 10

Subtotal				5,422			12,470	[REDACTED]

Skyla Staton-Artis	Clinical Research Associate	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2021 Plan 2022 Plan 2024 Plan	30 81 2,647	March 4, 2022 January 4, 2023 May 30, 2024	Note 8 Note 9 Note 10

Subtotal				2,758			6,344	[REDACTED]

Lishan Liu	Associate Director, Project Management	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2022 Plan 2024 Plan	116 4,483	January 4, 2023 May 30, 2024	Note 8 Note 10

Subtotal				4,599			10,577	[REDACTED]

SHARE INCENTIVE PLANS

Name	Title	Address	Plans	Number of ADS underlying the outstanding RSUs granted as of the Latest Practicable Date	Date of grant	Vesting period	Total Shares underlying the outstanding RSUs(13)	Approximate percentage of issued Shares immediately after the [REDACTED](14)

Joseph Skelton	Advisor	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2024 Plan	206,044	May 30, 2024	Note 10

Subtotal				206,044			473,901	[REDACTED]

Jennifer Harrison	Clinical Trial Assistant	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2024 Plan	2,647	May 30, 2024	Note 10

Subtotal				2,647			6,088	[REDACTED]

Christoph Ahlers	Senior Medical Director	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2024 Plan	14,850	July 1, 2024	Note 10

Subtotal				14,850			34,155	[REDACTED]

Erin Relunia	Associate Director, Clinical Operations	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2022 Plan 2024 Plan	331 4,723	January 4, 2023 May 30, 2024	Note 8 Note 10

Subtotal				5,054			11,625	[REDACTED]

Grace Colon Perez	Senior Manager, Quality Assurance	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2022 Plan 2024 Plan	81 4,496	January 4, 2023 May 30, 2024	Note 8 Note 10

Subtotal				4,578			10,528	[REDACTED]

Heng Liu	Senior Director, Operations	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2021 Plan 2022 Plan 2024 Plan	290 596 9,350	March 4, 2022 January 4, 2023 May 30, 2024	Note 9 Note 8 Note 10

Subtotal				10,236			23,543	[REDACTED]

Michiru Coyne	Associate Clinical Project Manager	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2022 Plan 2024 Plan	81 2,908	January 4, 2023 May 30, 2024	Note 8 Note 10

Subtotal				2,989			6,876	[REDACTED]

Nathan Cornett	Associate Director, SEC Reporting and Technical Accounting	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2024 Plan	4,723	May 30, 2024	Note 10

Subtotal				4,723			10,863	[REDACTED]

SHARE INCENTIVE PLANS

Name	Title	Address	Plans	Number of ADS underlying the outstanding RSUs granted as of the Latest Practicable Date	Date of grant	Vesting period	Total Shares underlying the outstanding RSUs(13)	Approximate percentage of issued Shares immediately after the [REDACTED](14)

Sam Svorinic	Senior Director, Corporate Controller	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2024 Plan	13,221	May 30, 2024	Note 10

Subtotal				13,221			30,407	[REDACTED]

Shelby Delucia-Burnett	Associate Director, External Reporting	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2024 Plan	6,870	May 30, 2025	Note 11

Subtotal				6,870			15,801	[REDACTED]

Xinzhu Cupko	Director, Human Resources	2440 Research Boulevard, Suite 400 Rockville, Maryland 20855, USA	2022 Plan 2024 Plan	418 4,723	January 4, 2023 May 30, 2024	Note 8 Note 10

Subtotal				5,141			11,823	[REDACTED]

Total				316,601			728,183	[REDACTED]

Notes:

(1)

25% of the options granted to such grantee will be vested at the first-year anniversary of the vesting commencement date, the remaining will be vested during the three years thereafter, with 6.25% of the total options granted vesting each quarter.

(2)	100% of the options granted to such grantee will be vested at the first-year anniversary of the vesting commencement date.

(3)

25% of the options granted to such grantee will be vested at the first-year anniversary of the vesting commencement date, the remaining will be vested during the three years thereafter, with 25% of the total options granted vesting each year.

(4)	50% of the options granted to such grantee will be vested at the first-year anniversary of the vesting commencement date, the remaining 50% will be vested the subsequent year.

(5)

25% of the options granted to such grantee will be vested at the first-year anniversary of the vesting commencement date, the remaining will be vested during the three years thereafter, with 6.25% of the total options granted vesting each quarter.

(6)	50% of the options granted to such grantee will be vested six-months after the vesting commencement date, the remaining 50% will be vested on the first-anniversary of the commencement date.

(7)

1/3 of the options granted to such grantee will be vested at the first-year anniversary of the vesting commencement date, the remaining will be vested during the two years thereafter, with 1/3 of the total options granted vesting each year.

(8)

25% of the RSUs granted to such grantee will be vested at the first-year anniversary of the vesting commencement date, the remaining will be vested during the three years thereafter, with 25% of the total RSUs granted vesting each year.

(9)

75% of the RSUs granted to such grantee will be vested at the first-year anniversary of the vesting commencement date, the remaining will be vested during the three years thereafter, with 1/12th of the total RSUs granted vesting each year.

(10)

25% of the RSUs granted to such grantee will be vested at the first-year anniversary of the vesting commencement date, the remaining will be vested during the three years thereafter, with 6.25% of the total RSUs granted vesting quarter.

SHARE INCENTIVE PLANS

(11)

25% of the RSUs granted to such grantee will be vested at the first-year anniversary of the vesting commencement date, the remaining will be vested during the three years thereafter, with 6.25% of the total RSUs granted vesting quarter.

(12)

1/3 of the RSUs granted to such grantee will be vested at the first-year anniversary of the vesting commencement date, the remaining will be vested during the two years thereafter, with 1/3 of the total RSUs granted vesting each year.

(13)	The RSUs vest subject to the continuous service as the employee or consultant and terms in the RSU agreement.

(14)	Subject to rounding adjustments.

(15)	Assuming the [REDACTED] is not exercised.

2. The 2025 Plan

Our Company adopted the 2025 Plan on September 3, 2025. The 2025 Plan is not subject to Chapter 17 of the Listing Rules and no awards will be granted thereunder following the [REDACTED]. A summary of the principal terms of the 2025 Plan is set out below:

(i)	Purpose

The purpose of the 2025 Plan is to enhance the Company’s ability to attract, retain, incent, reward, and motivate persons who make (or are expected to make) important contributions to the Company and/or its subsidiaries and affiliates by providing participants with equity ownership and other incentive opportunities.

(ii)	Administration

The 2025 Plan shall be administered by a committee appointed by the Board (the “Committee”) or by the Board acting as the Committee. Subject to the provisions of the 2025 Plan, the Committee shall have full authority and discretion to, among other things, select the participants to whom awards are to be granted, determine the type of award and number of Shares or amount of cash to be made subject to each award, and prescribe the terms and conditions of each award, including the vesting conditions. (Section 3)

(iii)	Eligible Participants

The Committee will select participants from among employees, consultants and outside directors of the Company, a parent, a subsidiary, or an affiliate.

(iv)	Shares Available for Awards

The maximum aggregate number of Shares authorized for issuance as awards under the 2025 Plan shall not exceed (i) 18,810,820 Shares, plus (ii) any Returning Shares (being Shares subject to awards under Predecessor Plans that are forfeited, terminated, or settled in cash, among other reasons), plus (iii) any Shares which were reserved and available for issuance under the Predecessor Plans but were not subject to outstanding awards as of the effective date. If any awards are forfeited or terminate for any reason before being exercised or settled, the corresponding Shares shall again become available for awards under the 2025 Plan.

SHARE INCENTIVE PLANS

(v)	Types of Awards

The 2025 Plan provides for the grant of options (both incentive stock options and nonstatutory stock options), share appreciation rights (“SARs”), restricted shares, share units, cash-based awards, and other share-based awards. The Committee has the discretion to determine the type of award granted to any participant.

(vi)	Vesting, Exercise Price and Settlement

The terms and conditions of each award, including the vesting schedule, shall be specified in the relevant award agreement. The Committee may provide for accelerated vesting in the event of a participant’s death, disability, retirement, or a change in control or other events and may provide for expiration prior to the end of its term in the event of the termination of the participant’s service. The exercise price for options and SARs granted to a U.S. Person shall not be less than 100% of the fair market value of a share on the date of grant. The consideration for restricted shares and the settlement terms for share units (which may be in cash, shares, or a combination) shall be determined by the Committee.

(vii)	Transferability

Unless the award agreement expressly provides otherwise, no award granted under the 2025 Plan, nor any interest in such award, may be sold, assigned, conveyed, gifted, pledged, hypothecated, or otherwise transferred other than by will or the laws of descent and distribution. Any purported transfer in violation of this provision shall be void and unenforceable against the Company.

(viii)	Duration and Amendment

The Board may suspend or terminate the 2025 Plan at any time. No incentive stock options may be granted after the tenth anniversary of the date the 2025 Plan is adopted by the Board. The termination of the 2025 Plan shall not affect awards previously granted. The Board may amend the 2025 Plan at any time and from time to time, provided that no amendment shall materially impair the rights and obligations under any award granted before the amendment without the consent of the Participant.

(ix)	Recoupment

In the event the Company is required to prepare restated financial results owing to an executive officer’s intentional misconduct or grossly negligent conduct, the Committee shall have the authority to require reimbursement or forfeiture of the amount of bonus or incentive compensation such executive officer received to the extent that it exceeds what the officer would have received based on the applicable restated performance measure or target. The Company will also recoup incentive-based compensation in accordance with the Dodd-Frank Act and any associated rules.

(x)	Rights as a Shareholder

A Participant shall have no rights as a shareholder with respect to any Shares covered by an award until the date of the issuance of a share certificate or other evidence of ownership for such Shares. The

SHARE INCENTIVE PLANS

holders of share units shall have no voting rights, though the Committee may, at its discretion, grant a right to dividend equivalents.

The table below shows the details of awards granted to Directors, senior management, and core research and development team members of our Company under the 2025 Plan that are outstanding as of the Latest Practicable Date:

Options granted under the 2025 Plan

Name	Title	Address	Number of ADSs underlying the options granted	Exercise Price (per ADS)	Date of grant	Exercise period	Vesting period	Total Shares underlying the awards granted(7)	Approximate percentage of issued Shares immediately after the [REDACTED](8)
				(US$)
Directors

Wei Fu	Director and Executive Chairman of our Board	134 Ocean Drive, Singapore 098512	6,542,894	3.19	September 3, 2025	Ten (10) years from date of grant	Note 3	15,048,656	[REDACTED]

Sean Cao	Director and Chief Business Development Officer	56 Cynthia Road, Newton, Massachusetts 02459-2834, USA	408,929	4.65	September 3, 2025	Ten (10) years from date of grant	Note 2	940,537	[REDACTED]

Chun Kwok Alan Au	Independent Director	Flat 2401, 24/F, Block C, Mount Parker Lodge, Quarry Bay, Hong Kong	34,530	3.86	October 1, 2025	Ten (10) years from date of grant	Note 4	79,419	[REDACTED]

Conor Chia-hung Yang	Independent Director	Flat C, 32/F, Tower 2, Upper Riverbank, 11 Muk Tai Street, Kowloon, Hong Kong	34,530	3.86	October 1, 2025	Ten (10) years from date of grant	Note 4	79,419	[REDACTED]

Robert Lenz	Independent Director	908 Ravensbury Street, Lake Sherwood, California 91361-5151, USA	19,130	5.09	August 22, 2025(7)	Ten (10) years from date of grant	Note 1	43,999	[REDACTED]
Senior Management

Ming Lei	Chief Financial Officer	47B, Cadogan, 37A Cadogan Street, Kennedy Town, Hong Kong	996,775	4.25	October 16, 2025	Ten (10) years from date of grant	Note 5	2,292,582	[REDACTED]
Total			8,036,788					18,484,612	[REDACTED]

SHARE INCENTIVE PLANS

RSUs granted under the 2025 Plan

Name	Title	Address	Number of ADS underlying the outstanding RSUs granted as of the Latest Practicable Date	Date of grant	Vesting period	Total Shares underlying the outstanding RSUs(7)	Approximate percentage of issued Shares immediately after the [REDACTED](8)
Directors

Sean Cao	Director and Chief Business Development Officer	56 Cynthia Road, Newton, Massachusetts 02459-2834, USA	408,933	September 3, 2025	Note 6	940,546	[REDACTED]

Robert Lenz	Independent Director	908 Ravensbury Street Lake Sherwood, California 91361-5151, USA	22,460	August 22, 2025(7)	Note 6	51,658	[REDACTED]
Total			431,393			992,204	[REDACTED]

Notes:

(1)

1/3 of the options granted to such grantee will be vested at the first-year anniversary of the vesting commencement date, the remaining will be vested during the two years thereafter, with 1/3 of the total options granted vested each year.

(2)	Vesting of the option is subject to certain performance conditions based on the Company’s ADS price.

(3)	Vesting of the option is subject to certain performance conditions based on the Company’s ADS price.

(4)	The award shall become fully vested, subject to the continued service, on the first anniversary of the grant date.

(5)

40% of the options will vest on the second anniversary and the rest of the options vest in a series of three (3) equal yearly installments afterwards, provided that you still provide continuous services to the Company as of any each relevant vesting date.

(6)

25% of the RSUs granted to such grantee will be vested at the first-year anniversary of the vesting commencement date, the remaining will be vested during the three years thereafter, with 6.25% of the total RSUs granted vesting each quarter.

(7)	The awards were granted on the Director’s appointment date and were subsequently determined to be governed by the 2025 Plan.

(7)	Subject to rounding adjustments.

(8)	Assuming the [REDACTED] is not exercised.

3. The 2025 Scheme

Our Company adopted the 2025 Scheme on September 3, 2025. The 2025 Scheme is in compliance with the provisions under Chapter 17 of the Listing Rules, and awards under the 2025 Scheme will be available for grant following the [REDACTED].

SHARE INCENTIVE PLANS

As of the Latest Practicable Date, no share awards have been granted under the 2025 Scheme.

A summary of the principal terms of the 2025 Scheme is set out below:

(i)	Purpose of the Scheme

The purpose of the Scheme is to: (a) recognize and reward eligible participants (the “Eligible Participants”) for their contribution to the Group; (b) attract and retain best available personnel, and provide them with the opportunity to acquire proprietary interests in the Company; and (c) encourage Eligible Participants to work towards enhancing the value of the Company and its Shares, align the interests of these Eligible Participants with those of the Group and further promote the success of the Group’s business.

(ii)	Eligible Participants

Eligible Participants include Director(s) and employee(s) of any member of the Group. The eligibility of any of the Eligible Participants shall be determined by the Board or its delegate(s) from time to time on the basis of the Board’s or its delegate(s)’ opinion as to the Eligible Participants’ contribution to the development and growth of the Group.

(iii)	Type of Awards

The awards (“Awards”) to be granted under the 2025 Scheme include restricted share units (“RSUs”) conferring the grantee (“Grantee”) a conditional right to obtain either Shares (including in the form of ADSs) or an equivalent value in cash with reference to the Fair market value of the Shares on or about the date of vesting, as determined by the Board or its delegate(s) in its absolute discretion, less any tax, fees, levies, stamp duty and other charges applicable .

(iv)	Scheme Mandate Limit

The total number of Shares which may be issued in respect of all Awards to be granted under the 2025 Scheme must not in aggregate exceed 5% of the total number of Shares of the Company in issue (excluding treasury shares) as at the adoption date (the “Scheme Mandate Limit”).

For the avoidance of doubt, Shares underlying any Awards which have been cancelled will be regarded as utilized for the purpose of calculating the Scheme Mandate Limit. However, Awards lapsed in accordance with the terms of the Scheme, and Shares underlying any Awards which involve existing Shares (including returned Shares), will not be regarded as utilized for the purpose of calculating the Scheme Mandate Limit.

The Scheme Mandate Limit may be refreshed at any time by obtaining approval of the Shareholders in general meeting after three years from the adoption date or the date of Shareholders’ approval for the last refreshment. The total number of Shares which may be issued under the refreshed limit must not exceed 5% of the total number of Shares in issue (excluding treasury shares) at the date of the Shareholders’ approval.

SHARE INCENTIVE PLANS

Any controlling shareholders and their associates (or if there is no controlling shareholder, Directors (excluding independent Directors) and the chief executive of the Company and their respective associates) must abstain from voting in favour of the relevant resolution.

(v)	Limit on Granting Awards to an Individual

Where any grant of Awards to an Eligible Participant would result in the Shares issued and to be issued in respect of all awards granted to such person in the 12-month period up to and including the Grant Date representing in aggregate over 1% (one percent) of the total number of Shares of the Company in issue (excluding treasury shares), such grant must be separately approved by the Shareholders in general meeting, with such Eligible Participant and his/her close associates (or associates if the Eligible Participant is a connected person) abstaining from voting.

(vi)	Granting Awards to Connected Persons

Any grant of Awards to a Director, chief executive of the Company or substantial Shareholder (or any of their respective associates) must be approved by the independent Directors (excluding any independent Director who is the Grantee of the Awards).

Where any grant of RSUs to a Director (other than an independent Director) or chief executive of the Company (or any of their respective associates) would result in the Shares issued and to be issued in respect of all restricted share units granted to such person in the 12-month period up to and including the Grant Date representing in aggregate over 0.1% of the total number of Shares of the Company in issue (excluding treasury shares), such further grant must be separately approved by the Shareholders in general meeting, with such Grantee, his/her associates and all core connected persons of the Company abstaining from voting in favour.

Where any grant of Awards to an independent Director or a substantial Shareholder (or any of their respective associates) would result in the Shares issued and to be issued in respect of all awards granted to such person in the 12-month period up to and including the Grant Date representing in aggregate over 0.1% of the total number of Shares of the Company in issue (excluding treasury shares), such further grant must be separately approved by the Shareholders in general meeting, with such Grantee, his/her associates and all core connected persons of the Company abstaining from voting in favour.

(vii)	Vesting of Awards

The vesting period for Awards shall not be less than 12 months, unless the Board or its delegate(s) determines that the Awards may be subject to a vesting period of less than 12 months in specific circumstances, including: (a) grants of “make whole” Awards to new employees; (b) grants to an Eligible Participant whose employment is terminated due to death or Disability; (c) grants of Awards with performance-based vesting conditions; (d) grants made in batches for administrative reasons; (e) grants with a mixed or accelerated vesting schedule; or (f) grants with a total vesting and holding period of more than 12 months.

SHARE INCENTIVE PLANS

(viii)	Purchase Price

The Purchase Price, if any, payable by a Grantee to purchase an RSU, shall be determined at the sole and absolute discretion of the Board or its delegate(s). Unless the Board or its delegate(s) otherwise determines and states in the Award Agreement, a Grantee is not required to pay any amount on application or acceptance of an Award.

(ix)	Duration of the Scheme

Subject to any early termination, the Scheme shall be valid and effective for a period of 10 (ten) years commencing the Adoption Date, after which no further Awards will be granted, but the provisions of the Scheme shall in all other respects remain in full force and effect and the Awards granted during the term of the Scheme may continue to be valid and exercisable in accordance with their terms of grant.

(x)	Lapse of Awards

An Award or any part thereof which has not yet vested shall lapse automatically on the earliest of, among other things: (a) the termination of a Grantee’s employment or service; (b) the date on which the Grantee ceases to be an Eligible Participant due to any Cause; (c) the date on which the Grantee becoming an officer, director, employee or significant shareholder of a Competitor; (d) the commencement of the winding-up of the Company; (e) a breach of transferability restrictions; (f) the Grantee being declared bankrupt; or (g) the date on which performance or other vesting conditions are not or no longer possible to be satisfied. If a Grantee’s employment is terminated for any reason other than for Cause, the Board shall determine at its sole and absolute discretion whether any unvested Award shall vest.

(xi)	Rights Attached to the Awards and Shares

No Grantee shall enjoy any of the rights of a Shareholder by virtue of the grant of an Award, unless and until such Shares underlying the Award are actually allotted and issued or transferred to the Grantee upon vesting. The Shares to be allotted and issued or transferred upon the vesting of the Awards shall be subject to all the provisions of the Articles of Association and shall rank pari passu in all respects with the existing fully paid Shares in issue on the date on which those Shares are allotted and issued or transferred.

(xii)	Alteration in Capital Structure

In the event of an alteration in the capital structure of the Company (such as a capitalization issue, rights issue, sub-division or consolidation of shares), such corresponding adjustments (if any) shall be made to the Scheme Mandate Limit and the number and/or nominal value of underlying Shares and the Purchase Price of any unvested RSU, as the Auditors or an independent financial adviser shall confirm in writing to the Board that the adjustments satisfy the requirements set out in applicable laws, practices or directions of the regulatory authorities in effect from time to time.

(xiii)	Termination of the Scheme

The Shareholders in general meeting by ordinary resolution or the Board may at any time terminate the Scheme and, in such event, no further Awards may be offered or granted but in all other respects the

SHARE INCENTIVE PLANS

terms of the Scheme shall remain in full force and effect in respect of Awards which are granted during the term of the Scheme and which remain unvested or which have vested but have not yet been satisfied.

(xiv)	Performance Targets and Clawback Mechanism

The Board may, in its absolute discretion, specify performance targets attached to an Award. The Board shall have the right to forfeit any unvested Award and cause any vested but not yet settled Award to lapse immediately in the event of, inter alia: (a) any Cause of a Grantee; (b) any violation of a Grantee’s obligations of confidentiality or non-competition; (c) any conduct of a Grantee that has a materially adverse effect on the Group; or (d) any material misstatement in the audited financial statements of the Company that requires a restatement, in respect of any performance-linked Award. In addition, the Company shall have the right to require such Grantee to surrender Shares which have been issued or pay the Company any and all payment in cash or other property in lieu of the Shares.